Form 10-K, Exhibit 13
period 2010-12-31
UNIVERSAL BIOSENSORS INC
filed 2011-03-10
CIK 1279695

Exhibit 13

Universal Biosensors, Inc.

2010 Annual Report

Form 10-K of Universal Biosensors, Inc. enclosed herewith is incorporated herein.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes that appear elsewhere in this Annual Report. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those discussed in the forward-looking statements in our Form 10-K. Factors that could cause or contribute to these differences include those discussed below and elsewhere in our Form 10-K, particularly in “Risk Factors.”

Our Business

We are a specialist medical diagnostics company focused on the research, development and manufacture of in vitro diagnostic test devices for consumer and professional point-of-care use. The blood test devices we are developing comprise a novel disposable test strip and a reusable meter. These simple to use portable test devices require a finger prick of blood and are designed to be used by the patient (at the “point-of-care”) to provide accurate and quick results to enable new treatment or an existing treatment to be immediately reviewed.

We use our technology base to develop electrochemical-cell based tests.

We have developed a blood glucose test (used in the management of diabetes) with LifeScan, Inc. (“LifeScan US”), an affiliate of Johnson & Johnson. We commenced manufacture of the blood glucose test strips for this test in our facility in Corporate Avenue, Rowville, Melbourne, in December 2009. This test was launched by LifeScan US in the Netherlands in January 2010 and in Australia in September 2010, under the trade name “One Touch Verio®”. We act as a non-exclusive manufacturer of the blood glucose test strips. LifeScan US and its affiliates (collectively referred to as “LifeScan”) will establish their own manufacturing capability and, in the future, is likely to manufacture all or a large proportion of its own requirements. Subject to mutually agreed terms, we intend to develop other tests for LifeScan in the field of diabetes and blood glucose management.

We are working on a prothrombin time test for monitoring the therapeutic range of the anticoagulant warfarin based on measuring activity of the enzyme thrombin. We are developing a D-dimer test on our immunoassay platform for the detection and monitoring of several conditions associated with thrombotic disease, particularly deep venous thrombosis (clots in the leg) and pulmonary embolism (clots in the lung). We are developing a C-reactive protein test on our immunoassay platform to assist in the diagnosis and management of inflammatory conditions. We are also developing other tests using the electrochemical cell technology. We do not currently intend to establish our own sales and marketing force to commercialize any of the non-blood glucose products which we develop. Rather, our efforts are focused on establishing collaborative partnerships for the tests derived from the platform. In the second half of 2009 we commenced business development efforts to establish partnerships in fields outside the area of blood glucose and diabetes. To date we have not secured a partnership and cannot predict with any certainty if or when our efforts might be successful.

Results of Operations

Manufacture of Products

In November 2009, LifeScan received initial regulatory clearance to sell their blood glucose product which we developed with them. We commenced manufacture of the blood glucose test strips required for this product in our facility in Rowville, Melbourne, in December 2009. This test was launched by LifeScan in the

Netherlands in January 2010 and in Australia in September 2010, under the trade name “One Touch Verio®”. The manufacturing results of the blood glucose test strips during the respective periods are as follows:

	Years Ended December 31,
	2010	2009	2008
	A$	A$	A$

Revenue	11,760,009	132,733	—
Cost of goods sold	(10,801,062)	(458,162)	—

	958,947	(325,429)	—

Pursuant to the agreement we have with LifeScan, one of two pricing methodologies will apply depending on whether we are manufacturing above or below a specified quantity of blood glucose tests strips in a quarter. If less than the specified quantity of test strips is produced within a quarter, we are considered to be in the “interim costing period”. In the interim costing period, the Company is not expected to generate any profit from the manufacture of test strips, but is expected to recover most of its glucose manufacturing costs. As manufactured volumes increase beyond the specified quantity of blood glucose test strips per quarter, the interim costing period will cease to apply and a different pricing methodology will apply, at which time we expect our blood glucose manufacturing operations to be profitable. We ceased to be in the interim costing period during the second half of 2010 at which time we generated profits from our blood glucose manufacturing operations. Our quarterly results from our blood glucose manufacturing operations for the 2010 financial year reflect this.

	Quarters Ended
	December 31	September 30	June 30	March 31
	A$	A$	A$	A$

Revenue	5,672,739	3,202,873	1,359,584	1,524,813
Cost of goods sold	(4,189,520)	(3,136,390)	(1,936,716)	(1,538,436)

	1,483,219	66,483	(577,132)	(13,623)

Services Performed

We provide various services to LifeScan. The revenue is grouped into the following categories:

•	Contract research and development — we undertake contract research and development in the area of diabetes management for LifeScan. Contract research and development revenue up to the 2009 financial year has been recorded under the caption “Research and development income”. As we commenced commercial production in 2010, the research and development was seen more as a service we provide to LifeScan which meant presenting it within “Revenue from Services”;

•	Product enhancement — a service fee based on the number of strips sold by LifeScan is payable to us as an ongoing reward for our services and efforts to enhance the product;

•	Other services — ad-hoc services provided on an agreed basis based on LifeScan’s requirements.

There are different arrangements for each service being provided. The net contribution during the respective periods in relation to the provision of services is as follows:

	Years Ended December 31,
	2010	2009	2008
	A$	A$	A$

Revenue from services	6,420,027	2,850,071	3,121,754
Cost of services	(1,481,674)	(169,241)	(3,121,754)

	4,938,353	2,680,830	—
Income — Research and development income	—	1,337,125	1,170,190

The contribution during the 2010 financial year has increased by 23% compared to the 2009 financial year and reflects increase in the scope of the services we performed for LifeScan. During the 2008 financial year, we provided certain services under an arrangement where no margin was earned as the costs of providing the services was equal to the revenue recognized.

Milestone Payment

We received a milestone payment of A$17,722,641 in 2009 triggered by the first grant to LifeScan of regulatory clearance to sell the blood glucose test.

Research and Development Expenses

Research and development expenses are related to developing electrochemical cell platform technologies. Research and development expenses consist of costs associated with research activities, as well as costs associated with our product development efforts, including pilot manufacturing costs. Research and development expenses include:

•	consultant and employee related expenses, which include consulting fees, salary and benefits;

•	materials and consumables acquired for the research and development activities;

•	external research and development expenses incurred under agreements with third party organizations and universities; and

•	facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities, depreciation of leasehold improvements and equipment and laboratory and other supplies.

•	Our research and development activities can be described as follows:

(a)	Blood glucose

In 2009, we completed the research and development efforts relating to the first blood glucose test which we undertook for LifeScan. We currently undertake some minor research and development activities relating to this product.

There are other blood glucose research and development activities undertaken by us from time to time on behalf of LifeScan. These are recorded under the caption “Cost of Services” as these are specifically funded by LifeScan, the revenue for which is recorded under “Revenue from Services”.

(b)	Blood coagulation

Since 2005, we have undertaken development work on a prothrombin time test for monitoring the therapeutic range of the anticoagulant, warfarin, based on measuring activity of the enzyme thrombin. A working prototype has been developed. We expect product validation for this test in 2011.

(c)	Immunoassay

We are developing a C-reactive protein test on our immunoassay platform to assist in the diagnosis and management of inflammatory conditions. Development work on this project has been undertaken since 2004. A prototype on this test has been developed.

We are also developing a D-dimer test on our immunoassay platform for the detection and monitoring of several conditions associated with thrombotic disease, particularly deep venous thrombosis (clots in the leg) and pulmonary embolism (clots in the lung). Development work on this project has been undertaken since early 2008.

These tests illustrate the ability for the electrochemical cell platform technology to be expanded to a range of immunoassay tests.

(d)	DNA/RNA

We have undertaken some early stage feasibility work assessing the possibility of using DNA binding chemistries to build a strip test for DNA, RNA and as a possible alternative method for improving the sensitivity of protein assays. This concept work is at an early stage and may not yield any positive results. In the event the feasibility shows promise, we would need to negotiate suitable licence terms to access the technology.

We do not currently intend to establish our own sales and marketing force to commercialize any of the non-blood glucose products which we develop. Rather, our strategy is focused on establishing collaborative partnerships for our platform with major multinationals whose ambition is to lead in key clinical and market segments. We have commenced business development efforts to establish partnerships in fields outside the area of blood glucose and diabetes.

Research and development expenses for the respective periods are as follows:

	Years Ended December 31,
	2010	2009	2008
	A$	A$	A$

Research and development expenses	6,482,150	14,898,072	11,885,871
Research grants received recognized against related research and development expenses	—	—	(300,613)

Research and development expenses as reported	6,482,150	14,898,072	11,585,258

Research and development expenditure decreased by 56% during 2010 compared to the previous financial year and reflects the conclusion of the development phase for the blood glucose product, wherein the major body of the work was carried out in 2008 and 2009 and the blood glucose product was launched in January 2010. All costs pertaining to this project after January 2010 are now captured in cost of goods sold as opposed to being treated as a research and development expenditure as they were prior to January 2010.

While it is entirely within our control as to how much we spend on research and development activities in the future, we cannot predict what it will cost to complete our individual research and development programs successfully or when or if they will be commercialized. The timing and cost of any program is dependent upon achieving technical objectives, which are inherently uncertain.

In addition, our business strategy contemplates that we may enter into collaborative arrangements with third parties for one or more of our non-blood glucose programs. In the event that we are successful in securing such third party collaborative arrangements, the third party will direct the research and development activities

General and Administrative Expenses

General and administrative expenses currently consist principally of salaries and related costs, including stock option expense, for personnel in executive, finance, accounting, information technology and human resources functions. Other general and administrative expenses include depreciation, repairs and maintenance, insurance, facility costs not otherwise included in research and development expenses, consultancy fees and professional fees for legal, audit and accounting services.

General and administrative expenses for the respective periods are as follows:

	Years Ended December 31,
	2010	2009	2008
	A$	A$	A$

General and administrative expenses	7,185,550	5,635,569	5,510,127

General and administrative expenses increased by 28% during 2010 compared to the previous financial year. This increase in expenses reflects growth in the size and complexity of our operations and also efforts put into business development to establish partnerships in the field outside the area of glucose and diabetes.

There are also incremental costs associated with our shares trading in the form of CHESS Depositary Interests (“CDIs”) quoted on the Australian Securities Exchange (“ASX”) and compliance costs associated with being a United States issuer subject to Securities and Exchange Commission (“SEC”) reporting requirements. In relation to the latter, 2010 is the first financial year wherein we have to furnish an attestation report of our registered public accounting firm regarding internal controls over financial reporting.

Interest Income

Interest income increased to A$1,192,889 in 2010 from A$809,459 in 2009. The increase in interest income is attributable to increased returns on the funds invested and the higher amounts of funds invested. Interest income decreased to A$809,459 in 2009 from A$2,542,060 in 2008. The decrease in interest income is attributable to lower returns and the lower amounts of funds invested for most of the year.

Critical Accounting Estimates and Judgments

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, costs and expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

We believe that of our significant accounting policies, which are described in the notes to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, we believe that the following accounting policies are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

(a)	Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is probable. Product is considered delivered to the customer once it has been shipped and title and risk of loss have been transferred.

In addition, the Company enters into arrangements, which contain multiple revenue generating activities. The revenue for these arrangements is recognized as each activity is performed or delivered, based on the relative fair value and the allocation of revenue to all deliverables based on their relative selling price. In such circumstances, the Company uses a hierarchy to determine the selling price to be used for allocation of revenue to deliverables, vendor-specific objective evidence, third-party evidence of selling price and best estimate of selling price. The Company’s process for determining its best estimate of selling price for deliverables without vendor-specific objective evidence or third-party evidence of selling price involves management’s judgment. The Company’s process considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable.

(b)	Stock-Based Compensation

We account for stock-based employee compensation arrangements using the modified prospective method as prescribed in accordance with the provisions of ASC 718 — Compensation — Stock Compensation.

Each of the inputs to the Trinomial Lattice model is discussed below.

Share Price at Valuation Date

The value of the options granted in 2008 and 2009 have been determined using the average closing price of the Company’s common stock on the ASX on the five days on which the Company’s common stock has traded prior to the approval of grant. The value of the options granted in 2010 has been determined using the closing price of our common stock trading in the form of CDIs on ASX at the time of grant of the options. The ASX is the only exchange upon which our securities are quoted.

Volatility

With respect to the options granted in 2008, 2009 and 2010, we applied an annual volatility determined partially by reference to the annual volatilities of a number of ASX listed companies of a similar size and with similar operations but also having regard to the volatility on the trading data of our shares in the form of CDIs available from the ASX.

Time to Expiry

All options granted under our share option plan have a maximum 10 year term and are non-transferable.

Risk Free Rate

The risk free rate which we applied is equivalent to the yield on an Australian government bond with a time to expiry approximately equal to the expected time to expiry on the options being valued.

(c)	Research and Development Expenditure

We receive grant funding under state and government research grant agreements to undertake work on the applicable grant programs. In order to receive the grant funding, our existing grant agreements require us to incur specified eligible expenditure in the conduct of the applicable grant program. There are circumstances where grant funding may not be payable and there are certain limited circumstances, such as when we fail to use our best endeavors to commercialize the program within a reasonable time of completion of the program or upon termination of a grant due to our breach of the agreement or our insolvency, where we may be required to repay some or all of the research grants. To date we have not been required to repay any of our grant monies. The grants are recognized against the related research and development expenses as and when the relevant research expenditure is incurred.

(d)	Income Taxes

We apply ASC 740 — Income Taxes (formerly Statement of Financial Accounting Standards No. 109 — Accounting for Income Taxes) which establishes financial accounting and reporting standards for the effects of income taxes that result from a company’s activities during the current and preceding years. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Where it is more likely than not that some portion or all of the deferred tax assets will not be realized the deferred tax assets are reduced by a valuation allowance. The valuation allowance is sufficient to reduce the deferred tax assets to the amount that is more likely than not to be realized.

(e)	Impairment of Long-Lived Assets

We review our capital assets, including patents and licenses, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. In performing the review, we estimate undiscounted cash flows from products under development that are covered by these patents and licenses. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset. If the evaluation indicates that the carrying value of an asset is not recoverable from its undiscounted cash flows, an impairment loss is measured by comparing the carrying value of the asset to its fair value, based on discounted cash flows.

Financial Condition, Liquidity and Capital Resources

Net Financial Assets/(Liabilities)

Our net financial assets/(liabilities) position is shown below:

	Years Ended December 31,
	2010	2009	2008
	A$	A$	A$

Financial assets:
Cash and cash equivalents	23,271,766	31,291,011	28,334,864
Accounts receivables	3,588,798	415,397	31,657

Total financial assets	26,860,564	31,706,408	28,366,521

Debt:
Short and long term debt/borrowings	—	—	—

Total debt	—	—	—

Net financial assets	26,860,564	31,706,408	28,366,521

We rely largely on our existing cash and cash equivalents and operating cash flow to provide for the working capital needs of our operations. We believe we have sufficient cash and cash equivalents to fund our operations for at least the next twelve months. However, in the event, our financing needs for the foreseeable future are not able to be met by our existing cash and cash equivalents and operating cash flow, we would seek to raise funds through public or private equity offerings, debt financings, and through other means to meet the financing requirements. There is no assurance that funding would be available at acceptable terms, if at all.

Measures of Liquidity and Capital Resources

The following table provides certain relevant measures of liquidity and capital resources:

	Years Ended December 31,
	2010	2009	2008
	A$	A$	A$

Cash and cash equivalents	23,271,766	31,291,011	28,334,864
Working capital	26,250,899	32,118,842	30,845,011
Ratio of current assets to current liabilities	6.89 : 1	13.05 : 1	17.19 : 1
Shareholders’ equity per common share	0.30	0.33	0.31

The movement in cash and cash equivalents and working capital in each of the years was primarily due to the timing of cash receipts, payments, sales and accruals in the ordinary course of business. 2009 was also impacted by the receipt of a milestone payment of A$17,722,641. We have not identified any collectability issues with respect to receivables.

Summary of Cash Flows

	Years Ended December 31,
	2010	2009	2008
	A$	A$	A$

Cash provided by/(used in):
Operating activities	(6,414,248)	5,867,156	(7,140,386)
Investing activities	(2,320,293)	(2,990,007)	(6,471,419)
Financing activities	715,296	78,998	(11,616)

Net increase/(decrease) in cash and cash equivalents	(8,019,245)	2,956,147	(13,623,421)

Our net cash used in operating activities in 2008 was primarily for our research and development projects with no significant funding at all. The increase in operating activities from 2008 to 2009 is predominantly as a result of the receipt of the milestone payment of A$17,722,641 in December 2009. The increase has been offset by our payments for our ongoing operations. Our net cash used in operating activities in 2010 was primarily for our ongoing research and development efforts and efforts involved in establishing our commercial scale manufacturing.

Our net cash used in investing activities for all years is primarily for the purchase of various plant and equipment and fit out of our facilities. Our net cash used in investing activities was high in the early years including in 2008 as we were involved in establishing our commercial scale manufacturing which required substantial investment including fitting out our new facilities and purchase of manufacturing plant and equipment.

Our net cash provided by financing activities is primarily proceeds received from employees exercising their options.

Off-Balance Sheet Arrangement

The future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2010 are:

A$

Less than 1 year	537,526
1 — 3 years	1,124,013
3 — 5 years	146,312
More than 5 years	—

Total minimum lease payments	1,807,851

The above relates to our operating lease obligations in relation to the lease of our premises and certain office equipment.

Contractual Obligations

Our future contractual obligations at December 31, 2010 were as follows:

	Payments Due by Period
		Less Than			More Than
	Total	1 Year	1–3 Years	3–5 Years	5 Years
	A$	A$	A$	A$	A$

Long-Term Debt Obligations	—	—	—	—	—
Asset Retirement Obligations(1)	1,998,060	—	—	1,998,060	—
Operating Lease Obligations(2)	1,807,851	537,526	1,124,013	146,312	—
Purchase Obligations(3)	5,402,250	5,402,250	—	—	—
Other Long-Term Liabilities on
Balance Sheet under GAAP(4)	160,675	—	100,509	58,235	1,931

Total	9,368,836	5,939,776	1,224,522	2,202,607	1,931

(1)	Represents legal obligations associated with the retirement and removal of long-lived assets.

(2)	Our operating lease obligations relate primarily to the lease of our premises.

(3)	Represents outstanding purchase orders

(4)	Represents long service leave owing to the employees.

Segments

We operate in one segment. Our principal activities are research and development, commercial manufacture of approved medical or testing devices and the provision of services including contract research work. We operate predominantly in one geographical area, being Australia.

Recent Accounting Pronouncements

See Notes to Consolidated Financial Statements — Note 2. Summary of Significant Accounting Policies.

Financial Risk Management

The overall objective of our financial risk management program is to seek to minimize the impact of foreign exchange rate movements and interest rate movements on our earnings. We manage these financial exposures through operational means and by using financial instruments. These practices may change as economic conditions change.

Foreign Currency Market Risk

We transact business in various foreign currencies, including U.S. dollars and Euros. We have established a foreign currency hedging program using forward contracts to hedge the net projected exposure for each currency and the anticipated sales and purchases in U.S. dollars and Euros. The goal of this hedging program is to economically guarantee or lock-in the exchange rates on our foreign exchange exposures. The Company does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

As at balance sheet date, there were no open derivatives.

Interest Rate Risk

Our exposure to interest income sensitivity, which is affected by changes in the general level of Australian interest rates because the majority of our investments are in AUD in cash and cash equivalents. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk. Our investment portfolio is subject to interest rate risk but due to the short duration of our investment portfolio, we believe an immediate 10% change in interest rates would not be material to our financial condition or results of operations.

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
pwc.com.au

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Universal Biosensors, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of stockholders’ equity and comprehensive income and consolidated statements of cash flows present fairly, in all material respects, the financial position of Universal Biosensors, Inc. and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the appendix under Item 15(a)(2) present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2010). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/  PricewaterhouseCoopers
PricewaterhouseCoopers
Sydney
March 10, 2011

Universal Biosensors, Inc.

Consolidated Balance Sheets

	December 31,	December 31,
	2010	2009
	A$	A$

ASSETS
Current assets:
Cash and cash equivalents	23,271,766	31,291,011
Inventories, net	3,191,093	305,124
Accrued income	—	118,305
Accounts receivable	3,588,798	415,397
Prepayments	303,181	2,289,149
Other current assets	356,196	364,339

Total current assets	30,711,034	34,783,325
Property, plant and equipment	32,713,280	27,898,099
Less accumulated depreciation	(9,586,365)	(6,597,956)

Property, plant and equipment — net	23,126,915	21,300,143

Total assets	53,837,949	56,083,468

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,764,364	434,207
Accrued expenses	2,099,477	1,201,893
Financial instruments	—	47,412
Deferred income	—	559,931
Employee entitlements provision	596,294	421,040

Total current liabilities	4,460,135	2,664,483
Non-current liabilities:
Asset retirement obligations	1,998,060	1,842,547
Employee entitlements provision	160,675	262,436

Total non-current liabilities	2,158,735	2,104,983

Total liabilities	6,618,870	4,769,466

Commitments and contingencies (Note 3)	—	—

Stockholders’ equity:
Preferred stock, $0.01 par value. Authorized 1,000,000 shares; issued and outstanding nil in 2010 (2009: nil)
Common stock, $0.0001 par value. Authorized 300,000,000 shares; issued and outstanding 158,871,495 shares in 2010 (2009: 157,155,933)	15,887	15,716
Additional paid-in capital	77,034,717	74,566,698
Accumulated deficit	(22,922,688)	(24,353,151)
Current year earnings/(loss)	(6,610,525)	1,430,463
Accumulated other comprehensive income	(298,312)	(345,724)

Total stockholders’ equity	47,219,079	51,314,002

Total liabilities and stockholders’ equity	53,837,949	56,083,468

See accompanying notes to the financial statements

Universal Biosensors, Inc.

Consolidated Statements of Operations

	Years Ended December 31,
	2010	2009	2008
	A$	A$	A$

Revenue
Revenue from products	$11,760,009	$132,733	$—
Revenue from services	6,420,027	2,850,071	3,121,754
Research and development income	—	1,337,125	1,170,190
Milestone payment	—	17,722,641	—

Total revenue	18,180,036	22,042,570	4,291,944
Operating costs & expenses
Cost of goods sold(1)	10,801,062	458,162	—
Cost of services	1,481,674	169,241	3,121,754
Research and development (2 and 3)	6,482,150	14,898,072	11,585,258
General and administrative(4)	7,185,550	5,635,569	5,510,127

Total operating costs & expenses	25,950,436	21,161,044	20,217,139

Profit/(loss) from operations	(7,770,400)	881,526	(15,925,195)
Other income/(expense)
Interest income	1,192,889	809,459	2,542,060
Interest expense	—	(9,636)	(9,489)
Fee income	—	—	1,131,222
Other	(33,014)	(250,886)	265,310

Total other income/(expense)	1,159,875	548,937	3,929,103
Net profit/(loss) before tax	(6,610,525)	1,430,463	(11,996,092)
Income tax benefit/(expense)	—	—	206

Net profit/(loss)	$(6,610,525)	$1,430,463	$(11,995,886)

Basic net profit/(loss) per share	$(0.04)	$0.01	$(0.08)
Average weighted number of shares used as denominator in calculating basic net profit/(loss) per share	157,584,044	157,013,578	156,970,679
Diluted net profit/(loss) per share	$(0.04)	$0.01	$(0.08)
Average weighted number of shares used as denominator in calculating diluted net profit/(loss) per share	157,584,044	161,354,802	156,970,679

Notes:
1 Includes non-cash compensation expense (cost of goods sold)	$168,512	$21,207	$—
2 Net of research grant income in these amounts	$—	$—	$300,613
3 Includes non-cash compensation expense (research and development)	$859,551	$653,474	$661,497
4 Includes non-cash compensation expense (general and administrative)	$648,940	$404,090	$299,611

See accompanying notes to the financial statements.

Universal Biosensors, Inc.

Consolidated Statement of Changes in Stockholders’ Equity and Comprehensive Income

			Additional		Other	Total
	Ordinary Shares		Paid-in	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Capital	Deficit	Income	Equity
		A$	A$	A$	A$	A$

Balances at January 1, 2008	156,958,812	15,696	72,389,505	(12,357,265)	(298,312)	59,749,624
Transaction costs on shares issued	—	—	(16,663)	—	—	(16,663)
Comprehensive income
Net loss	—	—	—	(11,995,886)	—	(11,995,886)

Total Comprehensive income						(11,995,886)

Exercise of stock options issued to employees	18,124	2	5,045	—	—	5,047
Stock option expense	—	—	961,108	—	—	961,108

Balances at December 31, 2008	156,976,936	15,698	73,338,995	(24,353,151)	(298,312)	48,703,230
Comprehensive Income
Loss on derivatives and hedges, net of tax	—	—	—	—	(47,412)	(47,412)
Net profit	—	—	—	1,430,463	—	1,430,463

Total Comprehensive income						1,383,051

Exercise of stock options issued to employees	138,327	14	78,984	—	—	78,998
Shares issued to employees	40,670	4	69,948	—	—	69,952
Stock option expense	—	—	1,078,771	—	—	1,078,771

Balances at December 31, 2009	157,155,933	15,716	74,566,698	(22,922,688)	(345,724)	51,314,002
Comprehensive income
Gain on derivatives and hedges, net of tax	—	—	—	—	47,412	47,412
Net loss	—	—	—	(6,610,525)	—	(6,610,525)

Total Comprehensive income						(6,563,113)

Exercise of stock options issued to employees	1,667,581	167	715,129	—	—	715,296
Shares issued to employees	47,981	4	75,887	—	—	75,891
Stock option expense	—	—	1,677,003	—	—	1,677,003

Balances at December 31, 2010	158,871,495	15,887	77,034,717	(29,533,213)	(298,312)	47,219,079

See accompanying notes to the financial statements.

Universal Biosensors, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2010	2009	2008
	A$	A$	A$

Cash flows from operating activities provided by/(used in):
Net profit/(loss)	(6,610,525)	1,430,463	(11,995,886)
Adjustments to reconcile net profit/(loss) to net cash provided by/(used in) operating activities:
Depreciation and impairment of plant and equipment	2,990,858	2,851,285	2,266,847
Share based payments expense	1,677,003	1,078,771	961,108
Loss on fixed assets disposal	2,618	60,658	34,207
Change in assets and liabilities:
Inventory	(2,885,969)	(305,124)	486,633
Accounts receivables	(3,733,332)	(114,713)	439,691
Prepaid expenses and other current assets	(6,079)	141,331	191,728
Accrued income	118,305	—	(38,494)
Income tax payable	—	—	(18,000)
Deferred revenue	—	290,904	—
Employee entitlements	73,493	50,192	264,286
Accounts payable and accrued expenses	1,959,380	383,389	267,494

Net cash provided by/(used in) operating activities	(6,414,248)	5,867,156	(7,140,386)

Cash flows from investing activities:
Proceeds/(purchases) from sale of investment securities	—	—	3,123,501
Instalment payments to acquire plant and equipment	(988,334)	(2,145,808)	(3,616,235)
Purchases of property, plant and equipment	(1,331,959)	(844,199)	(5,978,685)

Net cash used in investing activities	(2,320,293)	(2,990,007)	(6,471,419)

Cash flows from financing activities:
Transaction costs on share issue	—	—	(16,663)
Proceeds from borrowings	—	479,673	—
Repayment of borrowings	—	(479,673)	—
Proceeds from stock options exercised	715,296	78,998	5,047

Net cash provided by/(used in) financing activities	715,296	78,998	(11,616)

Net increase/(decrease) in cash and cash equivalents	(8,019,245)	2,956,147	(13,623,421)
Cash and cash equivalent at beginning of period	31,291,011	28,334,864	41,958,285
Effect of exchange rate fluctuations on the balances of cash held in foreign currencies	—	—	—

Cash and cash equivalents at end of period	23,271,766	31,291,011	28,334,864

See accompanying notes to the financial statement

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements
(for the years ended December 31, 2008, 2009 and 2010)

(1)	Basis of Presentation

These financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All amounts are expressed in Australian dollars (“AUD” or “A$”) unless otherwise stated.

The Company’s financial statements have been prepared assuming the Company will continue as a going concern. We rely largely on our existing cash and cash equivalents balance and operating cash flow to provide for the working capital needs of our operations. We believe we have sufficient cash and cash equivalents to fund our operations for at least the next twelve months. However, in the event, our financing needs for the foreseeable future are not able to be met by our existing cash and cash equivalents balance and operating cash flow, we would seek to raise funds through public or private equity offerings, debt financings, and through other means to meet the financing requirements. There is no assurance that funding would be available at acceptable terms, if at all.

During 2010, the Group ceased to be a development stage enterprise as it has established its commercial scale manufacturing and is generating revenue from its manufacturing operations.

(2)	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary Universal Biosensors Pty Ltd (collectively referred to as “Universal Biosensors” or “the Group”). All intercompany balances and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment, deferred income taxes, asset retirement obligations and obligations related to employee benefits. Actual results could differ from those estimates.

Cash & Cash Equivalents

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. For cash and cash equivalents, the carrying amount approximates fair value due to the short maturity of those instruments.

Short-Term Investments (Held-to-maturity)

Short-term investments constitute all highly liquid investments with term to maturity from three months to twelve months. The carrying amount of short-term investments is equivalent to its fair value.

Concentration of Credit Risk and Other Risks and Uncertainties

Cash and cash equivalents and accounts receivables consists of financial instruments that potentially subject the Company to concentration of credit risk to the extent of the amount recorded on the balance sheet. The Company’s cash and cash equivalents are invested with two of Australia’s four largest banks. The Company is exposed to credit risk in the event of default by the banks holding the cash or cash equivalents to the extent of the amount recorded on the balance sheets. The Company has not experienced any losses on its

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements — (Continued)

deposits of cash and cash equivalents. The Company has not identified any collectability issues with respect to receivables.

Derivative Instruments and Hedging Activities

Derivative financial instruments

The Company uses derivative financial instruments to hedge its exposure to foreign exchange arising from operating, investing and financing activities. The Company does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognized initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognized immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.

Cash flow hedges

Exposure to foreign exchange risks arises in the normal course of the Company’s business and it is the Company’s policy to use forward exchange contracts to hedge anticipated sales and purchases in foreign currencies. The amount of forward cover taken is in accordance with approved policy and internal forecasts.

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognized asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognized directly in equity. When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognized directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement.

For cash flow hedges, other than those covered by the preceding statement, the associated cumulative gain or loss is removed from equity and recognized in the income statement in the same period or periods during which the hedged forecast transaction affects the income statement and on the same line item as that hedged forecast transaction. The ineffective part of any gain or loss is recognized immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the Company revokes designation of the hedge relationship but the hedged forecast transaction is still probable to occur, the cumulative gain or loss at that point remains in equity and is recognized in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, then the cumulative unrealized gain or loss recognized in equity is recognized immediately in the income statement.

Inventory

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and estimated costs necessary to make the sale. Inventories are principally determined under the average cost method which approximates cost. Cost comprises direct materials, direct labour and an appropriate portion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Cost also

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements — (Continued)

includes the transfer from equity of any gains/losses on qualifying cash flow hedges relating to purchases of raw material. Costs of purchased inventory are determined after deducting rebates and discounts.

	Years Ended December 31,
	2010	2009	2008
	A$	A$	A$

Raw materials — at cost	2,798,045	289,069	—
Work in progress — at cost	188,629	16,055	—
Finished goods — at cost	204,419	—	—

	3,191,093	305,124	—

Receivables

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the best estimate of the amount of probable credit losses in the existing accounts receivable. The allowance is determined based on a review of individual accounts for collectibility, generally focusing on those accounts that are past due. The current year expense to adjust the allowance for doubtful accounts, if any, is recorded within general and administrative expenses in the consolidated statements of operations. Account balances are charged against the allowance when it is probable the receivable will not be recovered.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at acquisition cost, less accumulated depreciation.

Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of machinery and equipment is 3 to 10 years. Leasehold improvements are amortized on the straight-line method over the shorter of the remaining lease term or estimated useful life of the asset. Maintenance and repairs are charged to operations as incurred and include minor corrections and normal services and does not include items of a capital nature.

The Company receives Victorian government grant monies under grant agreements to support our development activities, including in connection with the purchase of plant and equipment. Plant and equipment is presented net of the government grant. The grant monies are recognized against the acquisition costs of the related plant and equipment as and when the related assets are purchased. Grant monies received in advance of the relevant expenditure are treated as deferred income and included in “Current Liabilities” on the balance sheet as the Company does not control the monies until the relevant expenditure has been incurred. Grants due to the Company under the grant agreement are recorded as “Currents Assets” on the balance sheet.

Research and Development

Research and development expenses consist of costs incurred to further the Group’s research and development activities and include salaries and related employee benefits, costs associated with clinical trial and preclinical development, regulatory activities, research-related overhead expenses, costs associated with the manufacture of clinical trial material, costs associated with developing a commercial manufacturing process, costs for consultants and related contract research, facility costs and depreciation. Research and development costs are expensed as incurred.

The Group receives Australian Commonwealth government grant funding under an R&D Start Grant Agreement as compensation for expenses incurred in respect of certain research activities into dry chemistry immunosensors. Such grants reduce the related research and development expenses as and when the relevant research expenses are incurred. Grants received in advance of incurring the relevant expenditure are treated as

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements — (Continued)

deferred research grants and included in “Current Liabilities” on the balance sheet as the Group has not earned these amounts until the relevant expenditure has been incurred. Grants due to the Group under research agreements are included in “Current Assets” as accrued income on the balance sheet.

Research and development expenses for years ended December 31, 2010, 2009 and 2008 are as follows:

	Years Ended December 31,
	2010	2009	2008
	A$	A$	A$

Research and development expenses	6,482,150	14,898,072	11,885,871
Research grants received recognized against related research and development expenses	—	—	(300,613)

Research and development expenses as reported	6,482,150	14,898,072	11,585,258

Income Taxes

The Company applies ASC 740 — Income Taxes (formerly Statement of Financial Accounting Standards No. 109 — Accounting for Income Taxes) which establishes financial accounting and reporting standards for the effects of income taxes that result from a company’s activities during the current and preceding years. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Where it is more likely than not that some portion or all of the deferred tax assets will not be realized the deferred tax assets are reduced by a valuation allowance. The valuation allowance is sufficient to reduce the deferred tax assets to the amount that is more likely than not to be realized. A reconciliation of the valuation and qualifying accounts is attached as Schedule ii.

We are subject to income taxes in the United States and Australia. U.S. federal income tax returns up to the 2009 financial year have been filed. Internationally, consolidated income tax returns up to the 2009 financial year have been filed.

Asset Retirement Obligations

Asset retirement obligations (“ARO”) are legal obligations associated with the retirement and removal of long-lived assets. ASC 410 — Asset Retirement and Environmental Obligations (formerly SFAS No. 143 — Accounting for Asset Retirement Obligations) requires entities to record the fair value of a liability for an asset retirement obligation when it is incurred. When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying amounts of the related property, plant and equipment. Over time, the liability increases for the change in its present value, while the capitalized cost depreciates over the useful life of the asset. The Company derecognizes ARO liabilities when the related obligations are settled.

The ARO is in relation to our premises where in accordance with the terms of the lease, the lessee has to restore part of the building upon vacating the premises.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements — (Continued)

Our overall ARO changed as follows:

	Years Ended December 31,
	2010	2009
	A$	A$

Opening balance at January 1	1,842,547	1,699,133
Accretion expense	155,513	143,414

Ending balance at December 31	1,998,060	1,842,547

Fair Value of Financial Instruments

The carrying value of all current assets and current liabilities approximates fair value because of their short-term nature. The estimated fair value of all other amounts has been determined, depending on the nature and complexity of the assets or the liability, by using one or all of the following approaches:

•	Market approach — based on market prices and other information from market transactions involving identical or comparable assets or liabilities.

•	Cost approach — based on the cost to acquire or construct comparable assets less an allowance for functional and/or economic obsolescence.

•	Income approach — based on the present value of a future stream of net cash flows

These fair value methodologies depend on the following types of inputs:

•	Quoted prices for identical assets or liabilities in active markets (Level 1 inputs)

•	Quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active or are directly or indirectly observable (Level 2 inputs)

•	Unobservable inputs that reflect estimates and assumptions (Level 3 inputs)

Impairment of Long-Lived Assets

The Company reviews its capital assets, including patents and licenses, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. In performing the review, the Company estimates undiscounted cash flows from products under development that are covered by these patents and licenses. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset. If the evaluation indicates that the carrying value of an asset is not recoverable from its undiscounted cash flows, an impairment loss is measured by comparing the carrying value of the asset to its fair value, based on discounted cash flows.

Australian Goods and Services Tax (GST)

Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognized as part of the cost of acquisition of the asset or as part of the expense. Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet. Cash flows are presented on a gross basis.

Borrowings

In March 2009, Universal Biosensors Pty Ltd entered into an arrangement with Pacific Premium Funding Pty Limited to fund the Group’s insurance premium. The total amount financed was A$479,673 at inception.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements — (Continued)

Interest was charged at a rate of 2% per annum and the short-term borrowing was repayable over an eight month period. The short-term borrowing was secured by the insurance premium refund. The borrowing was fully repaid in August 2009.

Revenue Recognition

Revenue from products and services and milestone payment

The revenue from products and the milestone payment are part of an arrangement with multiple deliverables. Universal Biosensors and LifeScan are parties to a Master Services and Supply Agreement which was originally entered into in October 29, 2007 and which contains the terms pursuant to which Universal Biosensors Pty Ltd would provide certain services in the field of blood glucose monitoring to LifeScan and would generally act as a non-exclusive manufacturer of blood glucose test strips. On May 15, 2009, the agreement was amended and restated.

The Master Services and Supply Agreement may be terminated as a result of a party defaulting on its material obligations, a party becoming insolvent, at LifeScan’s option after paying a lump sum service fee, or as a result of other factors detailed in the Master Services and Supply Agreement.

Revenue received under the Master Services and Supply Agreement was recognised in accordance with ASC 605-25 which was issued by the FASB in October 2009 and is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption and retrospective application are also permitted. The Company elected to early adopt the provisions of ASC 605-25 as of January 1, 2009 as there was a material modification to the Master Services and Supply Agreement in May 2009. Since there were no amounts recognized in the financial statements relating to the deliverables under the arrangement for the previous three quarters in 2009, there was no impact on previously filed financial statements during that year.

Revenue is earned under the arrangement described above as follows:

•	milestone payment. The Company received a milestone payment of A$17,722,641 in December 2009 triggered by the first grant to LifeScan of regulatory clearance to sell the blood glucose product;

•	contract manufacturing. One of two pricing methodologies will apply depending on whether we are manufacturing above or below a specified quantity of blood glucose tests strips in a quarter. If less than the specified quantity of test strips is produced within a quarter, we are considered to be in the “interim costing period”. In the interim costing period, the Company is not expected to generate manufacturing profit, but is expected to recover most of its glucose manufacturing costs. As manufactured volumes increase beyond the specified quantity of blood glucose test strips per quarter, the interim costing period will cease to apply and a different pricing methodology will apply, at which time we expect our blood glucose manufacturing operations to be profitable. We ceased to be in the interim costing period during the second half of 2010 at which time we generated profits from our blood glucose manufacturing operations; and

•	product enhancement. A service fee based on the number of strips sold by LifeScan is payable to us as an ongoing reward for our services and efforts to enhance the product.

The milestone payment is considered a separate unit of accounting as it has stand-alone value to LifeScan on the basis that subsequent to receiving regulatory approval to market this product, LifeScan can manufacture and sell the product on an ongoing basis without involving us. There are no other activities related to this deliverable and consideration is contingent upon regulatory approval. The best estimate of selling price is commensurate with the efforts expended over a number of years plus a reasonable margin to assist LifeScan to achieve the agreed deliverable.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements — (Continued)

Contract manufacturing of the strip by us is considered a separate unit of accounting as it has stand-alone value to LifeScan as these will be on-sold by LifeScan to its customers. We generally act only as a non-exclusive manufacturer of the blood glucose test strips we developed for LifeScan. There are no general rights of return of the delivered item. There are no other activities related to this deliverable. Consideration is contingent upon receiving firm purchase orders from LifeScan. The best estimate of selling price for contract manufacturing and ongoing efforts to enhance the product has been based on expected costs plus a reasonable margin at normalized volumes.

The ongoing efforts to enhance the product is considered a separate unit of accounting as it has stand-alone value to LifeScan as it increases the marketability of the product. There are no general rights of return of the delivered item. There are no other activities related to this deliverable. Consideration is contingent upon the sale of the strips by LifeScan. The best estimate of selling price for this deliverable is based on the expected efforts required to achieve this deliverable plus a reasonable margin.

All consideration within the contract is contingent. The remaining undelivered items are not priced at a significant incremental discount to the delivered items. Revenue for each deliverable will be recognized as each contingency is met and the consideration becomes fixed and determinable. The milestone payment in 2009 is considered to be a substantive payment and the entire amount has been recognized as revenue when the regulatory approval was received. Revenue for contract manufacturing is recognised in accordance with generally accepted accounting principles as outlined in ASC 605-10-S99, which requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence of an arrangement exists; (ii) the price is fixed or determinable; (iii) collectability is reasonably assured; and (iv) product delivery has occurred or services have been rendered. Revenue for ongoing efforts to enhance the product is also recognised in accordance with ASC 605-10-S99 when the final product is sold by LifeScan.

Management has concluded that the core operations of the Company are expected to be the research and development activities, commercial manufacture of approved medical or testing devices and the provision of services such as those specified under the Master Services and Supply Agreement including contract research work. The Company’s ultimate goal is to utilize the underlying technology and skill base for the development of a marketable product that the Company will manufacture. The Company considers the income received from the milestone payment, contract manufacturing and the ongoing efforts to enhance the product indicative of its core operating activities or revenue producing goals of the Company, and as such have accounted for this income as “Net sales and gross revenues”.

We perform other services for LifeScan from time to time based on their requirements. There are different arrangements for each service being provided. Revenue recognition principles are assessed for each new contractual arrangement and the appropriate accounting is determined for each service. Revenues received in advance of performing the services are treated as deferred income and included in liabilities on the balance sheet as the Group has not earned these amounts until the relevant services have been performed. We recognize revenue from these services, other than as already detailed above, on the following basis:

(1) as we perform the services

Under the terms of our arrangement with LifeScan, we provide certain services relating to the blood glucose field. In accordance with ASC 605 — Revenue Recognition (formerly Emerging Issues Task Force (“EITF”) Issue 99-19), revenue has been recognized on a gross basis as the Company has earned revenue from the provision of services. Other factors which management considered, which support the gross basis of revenue recognition are as follows:

•	the Company was responsible for providing the service and was also the primary obligor with respect to purchasing goods and services from third party suppliers which in turn were used to provide services to LifeScan;

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements — (Continued)

•	the Company had unmitigated general inventory risk;

•	the Company had credit risk; and

•	pricing was not fixed but determined by the level of activity.

The principles of revenue recognition in ASC 605 have all been satisfied; services were performed by us which were supported by purchase orders issued by LifeScan on a regular basis, collection was assured, delivery of the services had occurred and the amount was objectively determined.

(2) on a proportional performance basis where revenues is related to costs incurred in providing the services required under the contract

The Company has provided services to LifeScan to enable LifeScan to establish its own manufacturing line for the blood glucose sensor strips. The proportional performance method has been used to recognize revenue. We believe this method is appropriate as the contract amount was determined prior to the commencement of the service, LifeScan receives value as the services are performed and LifeScan need not re-perform the services that it has already received from the Company should the service arrangement be terminated.

Research and development income

On April 1, 2002, the Company and LifeScan entered into a Development and Research Agreement pursuant to which the Company agreed to undertake contract research and development for LifeScan in the area of diabetes management to extend and develop the glucose sensor technology owned by LifeScan. The research and development activities are supervised by a steering committee comprised of representatives from both the Company and LifeScan. In consideration of us undertaking the research and development activities, LifeScan makes quarterly payments to the Company. The Development and Research Agreement automatically renews for successive one year periods on the same terms and conditions unless either LifeScan or the Company gives written notice of termination not less than nine months prior to the end of the relevant one year period (in which case the agreement terminates at the end of the relevant one year period), or the Development and Research Agreement is otherwise terminated in accordance with its terms. LifeScan owns all intellectual property developed by the Group under the Development and Research Agreement and the Group receives a license to such intellectual property outside of the LifeScan Field.

The income derived from the Development and Research Agreement is recognized over the period in which the agreed upon research services are completed. The Company recognizes income for accounting purposes ratably over the annual grant period. Under the Development and Research Agreement, the Company is not matching the income to a specific expenditure but instead to a specified period of research. The annual research and development income received from LifeScan is agreed upon with LifeScan from time to time and is subject to the Company continuing its research and development activities in the blood glucose area, the provision of quarterly reports and other obligations under the Development and Research Agreement. The Company has and continues to satisfy the requirements of the Development and Research Agreement.

Income recognized pursuant to the Development and Research Agreement has all been received in the financial years stated. No upfront payments have been received from LifeScan. There are no claw backs or repayment obligations relating to the Development and Research Agreement.

Fee Income

Pursuant to the agreement with LifeScan, consideration of A$1,131,222 was paid in 2008 by LifeScan in consideration of the grant of rights by us. The grant of rights to LifeScan included a detailed written description of the Company’s process for the manufacture of the initial blood glucose product, including all underlying know-how relevant to the process. Whilst the non-refundable fee is part of an arrangement with

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements — (Continued)

multiple deliverables, this fee and the deliverable associated with it was considered a separate unit of accounting. There are no other activities related to this deliverable and there is objective and reliable evidence of the fair value of the undelivered items. The fair value of the rights as determined by management was based on estimated market value of labour hours consumed in writing up the documents relating to the rights. There are no general rights of return of the delivered items. These rights were internally generated and were carried at zero value within our financial statements. The rights were transferred and the consideration received in January 2008 at which time the service requirements (granting of the rights) had been fully satisfied.

The grant of these rights is considered to be a discrete earnings event as they are not linked in any way to the other deliverables in the arrangement and there is a risk that the other deliverables may not be achieved. The other deliverables in the arrangement are primarily related to manufacturing and the Company’s ability to manufacture which can only occur once regulatory approval is received to market the product. Regulatory approval to market the product was only received in November 2009 and up until that date there was a risk that regulatory approval would not be obtained. Under the arrangement we have with LifeScan, they have the option of terminating the arrangement, which includes the rights for us to manufacture the product. There was no such risk involved in fulfilling our service requirements for the grant of rights as the service requirements were completed and fully satisfied when the consideration was received at which point the rights were transferred to LifeScan. These rights have value to LifeScan as they are able to use this information to build their own manufacturing capability.

Management has concluded that the core operations of the Company in the short term are expected to be research and development activities and the commercial manufacture of approved medical or testing devices and the provision of services such as those specified under the Master Services and Supply Agreement. The Company’s ultimate goal is to utilize the underlying technology and skill base for the development of other marketable products that the Company will manufacture. The Company considers the income received for the grant of rights is not indicative of its core operating activities or revenue producing goals of the Company, and as such have accounted for this income as “non-operating income”.

Interest revenue

Interest revenue is recognized as it accrues, taking into account the effective yield on the cash and cash equivalents.

Foreign Currency

Functional and reporting currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of the Company and Universal Biosensors Pty Ltd is AUD for all years presented.

The consolidated financial statements are presented using a reporting currency of Australian dollars. Effective October 2008, the Company changed its reporting currency from U.S. Dollars (USD) to AUD. Prior to October 2008, the Company reported its consolidated balance sheet, statement of operations and stockholder’s equity and cash flows in USD. The change in reporting currency is to better reflect the Company’s performance and to improve investor’s ability to compare the Company’s financial results.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Statement of Operations.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements — (Continued)

The Company has recorded foreign currency transaction gains/(losses) of (A$512,474), (A$250,886) and A$265,310 for each of the years ended December 31, 2010, 2009 and 2008, respectively.

The results and financial position of all the Group entities that have a functional currency different from the reporting currency are translated into the reporting currency as follows:

•	assets and liabilities for each balance sheet item reported are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities are taken to the Accumulated Other Comprehensive Income.

Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. These were nil as at December 31, 2010 (2009: nil).

Patent and License Costs

Legal fees incurred for patent application costs have been charged to expense and reported in research and development expense.

Clinical Trial Expenses

Clinical trial costs are a component of research and development expenses. These expenses include fees paid to participating hospitals and other service providers, which conduct certain testing activities on behalf of the Company. Depending on the timing of payments to the service providers and the level of service provided, the Company records prepaid or accrued expenses relating to these costs.

These prepaid or accrued expenses are based on estimates of the work performed under service agreements.

Leased Assets

All of the Company’s leases for the years ended December 31, 2010, 2009 and 2008 are considered operating leases. The costs of operating leases are charged to the statement of operations on a straight-line basis over the lease term.

Stock-based Compensation

As of January 1, 2006, the Company adopted ASC 718, using the modified prospective method, which requires measurement of compensation expense of all stock-based awards at fair value on the date of grant and amortization of the fair value over the vesting period of the award. The Company has elected to use the straight-line method of amortization. Under the modified prospective method, the provisions of ASC 718 apply to all awards granted or modified after the date of adoption. In addition, the unrecognized expense of awards not yet vested at the date of adoption, determined under the original provisions of ASC 718 shall be recognized in net income in the periods after adoption. The fair value of stock options is determined using the Trinomial Lattice model, which is consistent with valuation techniques previously utilized for options in

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements — (Continued)

footnote disclosures required under ASC 718, as amended by ASC 718 (formerly SFAS No. 148 — Accounting for Stock-Based Compensation Transition and Disclosure). Such value is recognized as expense over the service period, net of estimated forfeitures, using the straight-line method under ASC 718. There were no transitional adjustments on adoption of ASC 718.

Pension Costs

The Company contributes to standard defined contribution superannuation funds on behalf of all employees at nine percent of each such employee’s salary. Superannuation is a compulsory savings program whereby employers are required to pay a portion of an employee’s remuneration to an approved superannuation fund that the employee is typically not able to access until they are retired. The Company permits employees to choose an approved and registered superannuation fund into which the contributions are paid. Contributions are charged to the statement of operations as they become payable.

Net Profit/(Loss) per Share and Anti-dilutive Securities

Basic and diluted net profit/(loss) per share is presented in conformity with ASC 260 — Earnings per Share (formerly Statement of Financial Accounting Standards No. 128 — Earnings Per Share). Basic and diluted net profit/(loss) per share has been computed using the weighted-average number of common shares outstanding during the period. Other than in a profit making year, the potentially dilutive options issued under the Universal Biosensors Employee Option Plan were not considered in the computation of diluted net profit/(loss) per share because they would be anti-dilutive given the Company’s loss making position.

Total Comprehensive Income

The Company follows ASC 220 — Comprehensive Income (formerly SFAS No. 130 — Reporting Comprehensive Income (Loss)). Comprehensive income is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders, and for the Company, includes net income and cumulative translation adjustments.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06 Fair Value Measurements and Disclosures Topic 820 “Improving Disclosures about Fair Value Measurements.” This ASU requires certain new disclosures and clarifies existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting. This ASU is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

On February 25, 2010, the FASB issued ASU 2010-09 Subsequent Events Topic 855 “Amendments to Certain Recognition and Disclosure Requirements,” effective immediately. The amendments in the ASU remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. The FASB believes these amendments remove potential conflicts with the SEC’s literature. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In April 2010, the FASB codified the consensus reached in Emerging Issues Task Force Issue No. 08-09, “Milestone Method of Revenue Recognition.” FASB ASU No. 2010-17 “Revenue Recognition — Milestone Method (Topic 605)” provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions. FASB ASU

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements — (Continued)

No. 2010 — 17 is effective for fiscal years beginning on or after June 15, 2010, and is effective on a prospective basis for milestones achieved after the adoption date. The Company does not expect this ASU will have a material impact on its financial position or results of operations when it adopts this update for the fiscal year beginning January 1, 2011.

In April 2010, the FASB issued ASU 2010-13, “Compensation — Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades,” or ASU 2010-13. This ASU provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect the adoption of ASU 2010-13 to have a significant impact on its consolidated financial statements.

(3)	Commitments and Contingent Liabilities

Operating Leases

Universal Biosensors Pty Ltd entered into a lease with respect to premises at 1 Corporate Avenue, Rowville Victoria which commenced on November 1, 2006 for an initial period of seven years and five months, with two options to renew the lease for successive five-year periods. The Company’s primary bank has issued a bank guarantee of A$250,000 in relation to a rental bond to secure the payments under the lease. This bank guarantee is secured by a security deposit held at the bank.

In accordance with the terms of the lease, the lessee has to restore part of the building upon vacating the premises.

The Company has also entered into a lease with respect to certain office equipment. The lease is for a period of 60 months which commenced in December 2007.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2010 are:

A$

2011	537,526
2012	556,082
2013	567,931
2014	146,312
2015 and thereafter	—

Total minimum lease payments	1,807,851

Rent expense was A$556,584, A$533,749 and A$514,984 for the fiscal years ended December 31, 2010, 2009 and 2008, respectively.

Government research grants

Universal Biosensors Pty Ltd received a research grant from the Commonwealth of Australia under the Research and development START Program up to a maximum grant amount of A$2,366,063 payable over the period from January 1, 2005 to September 30, 2007. The grant was previously set to expire on September 30, 2007. However, the term of the grant was extended to September 30, 2009. The Commonwealth of Australia

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements — (Continued)

may terminate the grant agreement for breach of the agreement by Universal Biosensors Pty Ltd, for failure to undertake the required research, if there is a change in control of Universal Biosensors Pty Ltd, or on the grounds of insolvency. In certain limited circumstances where Universal Biosensors Pty Ltd fails to use its best endeavors to commercialize the project within a reasonable time of completion or upon termination of the grant due to breach or insolvency, the Commonwealth of Australia may require Universal Biosensors Pty Ltd to repay some or the entire grant. The Company continues the development of the project funded by the R&D START Program.

The Company believes that the likelihood of being required to repay grant funding is remote because the Company continues to act in good faith with respect to the grant. A Research and development START grant advance of $118,305 was received during 2010 (2009: nil, 2008: A$262,119) and income of nil during 2010 (2009: nil, 2008: A$300,613) was recognized. Accrued income at December 31, 2010 was nil (2009: A$118,305, 2008: A$118,305).

On October 28, 2006, Universal Biosensors Pty Ltd was awarded a grant by the State of Victoria to support the establishment of a medical diagnostic manufacturing facility in Victoria, Australia for the manufacture of new technologies for disease monitoring and to increase support of local and export markets. These payments are subject to the achievement of milestones which include capital expenditure by Universal Biosensors Pty Ltd of predetermined minimum amounts. The State of Victoria may require Universal Biosensors Pty Ltd to refund any amounts paid under the grant together with interest should Universal Biosensors Pty Ltd commit a breach of its obligations under the grant agreement. The State of Victoria may also withhold, suspend, cancel or terminate any payment or payments upon a failure to comply with obligations or if Universal Biosensors Pty Ltd chooses not to proceed with these initiatives or it becomes insolvent. The total amount received under the Victorian State Government Grant during 2010 was A$39,875 (2009: A$130,000, 2008: A$130,000). This grant has been recognized against the acquisition cost of the related plant and equipment.

On October 1, 2010, Universal Biosensors Pty Ltd was awarded a grant of A$250,000 by the State of Victoria to assist in the upgrade of the current manufacturing facility to ultimately support the production of strips for a new point of care test. These payments are subject to the achievement of milestones which include capital expenditure by Universal Biosensors Pty Ltd of predetermined minimum amounts. The State of Victoria may require Universal Biosensors Pty Ltd to refund any amounts paid under the grant together with interest should Universal Biosensors Pty Ltd fail to complete the upgrade within a stipulated timeframe or fails to fulfill its commitments towards the upgrade. The State of Victoria may also withhold, suspend, cancel or terminate any payment or payments upon a failure to comply with obligations or if Universal Biosensors Pty Ltd chooses not to proceed with these initiatives or it becomes insolvent. No amounts have been received under this grant to date. This grant will be recognized against the acquisition cost of the related plant and equipment.

Guarantees

There are cross guarantees given by Universal Biosensors, Inc. and Universal Biosensors Pty Ltd as described in note 15. No deficiencies of assets exist in any of these companies. No liability was recognized by the parent entity or the consolidated entity in relation to this guarantee, as the fair value of the guarantees is immaterial.

(4)	Income Taxes

The Company is subject to income tax in Australia and is required to pay taxes on its Australian profits. As provided under the Australian income tax laws, the Company and its wholly owned resident subsidiary have formed a tax-consolidated group. Universal Biosensors, Inc. is required to lodge U.S. federal income tax returns. It currently is in a tax loss situation.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements — (Continued)

A reconciliation of the (benefit)/provision for income taxes with the amount computed by applying the Australian statutory company tax rate of 30% to the profit/(loss) before income taxes is as follows:

	Years Ended December 31,
	2010		2009		2008
	$	%	$	%	$	%

Profit/(loss) before income taxes	(6,610,525)		1,430,463		(11,996,092)
Computed by applying income tax rate of home jurisdiction	(1,983,157)	30	429,139	30	(3,598,828)	30
Research & development incentive	(421,341)	6	(3,524,333)	(246)	(702,124)	6
Disallowed expenses/(income):
Share based payment	503,100	(7)	323,631	22	288,332	(3)
Other	4,730	—	(226,924)	(16)	2,600	—
Change in valuation allowance	1,896,668	(29)	2,998,487	210	4,010,020	(33)
Adjustment in respect of current income tax of prior years	—	—	—	—	(206)	—

Income tax expense/(benefit)	—	—	—	—	(206)	—

Significant components of the Company’s deferred tax assets are shown below:

	As of December 31,
	2010	2009

Deferred tax assets:
Operating loss carry forwards	12,925,915	10,903,873
Unamortized capital raising cost	104,850	352,651
Depreciation and amortization	(143,647)	(392,582)
Asset retirement obligations	46,654	43,024
Employee entitlements	227,090	205,043
Other accruals	807,922	587,802

Total deferred tax assets	13,968,784	11,699,811
Valuation allowance for deferred tax assets	(13,968,784)	(11,699,811)

Net deferred tax asset	—	—

Significant components of deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. A valuation allowance has been established, as realization of such assets is not more likely than not.

At December 31, 2010 the Company has A$43,086,384 (A$36,346,242 at December 31, 2009) of accumulated tax losses available for carry forward against future earnings, which under Australian tax laws do not expire but may not be available under certain circumstances.

(5)	Employee Incentive Schemes

(a)	Stock Option Plan

In 2004, the Company adopted an employee option plan (“Plan”). Options may be granted pursuant to the Plan to any person considered by the board to be employed by the Group on a permanent basis (whether full time, part time or on a long term casual basis). Each option gives the holder the right to subscribe for one share of common stock. The total number of options that may be issued under the Plan is such maximum

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements — (Continued)

amount permitted by law and the Listing Rules of the ASX. The exercise price and any exercise conditions are determined by the board at the time of grant of the options. Any exercise conditions must be satisfied before the options vest and become capable of exercise. The options lapse on such date determined by the board at the time of grant or earlier in accordance with the Plan. Options granted to date have had a term up to 10 years and generally vest in equal tranches over three years.

An option holder is not permitted to participate in a bonus issue or new issue of securities in respect of an option held prior to the issue of shares to the option holder pursuant to the exercise of an option. If Universal Biosensors changes the number of issued shares through or as a result of any consolidation, subdivision, or similar reconstruction of the issued capital of the Company, the total number of options and the exercise price of the options (as applicable) will likewise be adjusted. Options granted in 2008, 2009 and 2010 were 1,553,000, 4,164,200 and 914,500 respectively.

In accordance with ASC 718, the fair value of the option grants was estimated on the date of each grant using the Trinomial Lattice model. The assumptions for these grants were:

	Grant Date
	Nov-10	Nov-10	Feb-10	Nov-09	Jun-09	Jun-09	May-09	Feb-09	Aug-08	Mar-08

Exercise Price (A$)	Nil	$1.58	$1.60	$1.72	Nil	$0.94	Nil	$0.50	$0.70	$0.89
Share Price at Grant Date (A$)	$1.58	$1.58	$1.60	$1.73	$0.95	$0.95	$1.18	$0.43	$0.71	$0.91
Volatility	72%	72%	77%	78%	80%	80%	81%	77%	71%	76%
Expected Life	7 years	7 years	7 years	10 years	10 years	10 years	10 years	10 years	10 years	10 years
Risk Free Interest Rate	5.27%	5.27%	5.34%	5.63%	5.49%	5.49%	4.87%	4.26%	5.85%	5.87%
Fair Value of Option (A$)	$1.58	$0.96	$0.99	$1.13	$0.95	$0.62	$1.04	$0.28	$0.45	$0.59

Each of the inputs to the Trinomial Lattice model is discussed below.

Share price at valuation date

The value of the options granted in 2008 and 2009 have been determined using the average closing price of the Company’s common stock on the ASX on the five days on which the Company’s common stock has traded prior to the approval of grant. The value of the options granted in 2010 has been determined using the closing price of our common stock trading in the form of CDIs on ASX at the time of grant of the options. The ASX is the only exchange upon which our securities are quoted.

Volatility

With respect to the options granted in 2008, 2009 and 2010, we applied an annual volatility determined partially by reference to the annual volatilities of a number of ASX listed companies of a similar size and with similar operations but also having regard to the volatility on the trading data of our shares in the form of CDIs available from the ASX.

Time to expiry

All options granted under our share option plan have a maximum 10 year term and are non-transferable.

Risk free rate

The risk free rate which we applied is equivalent to the yield on an Australian government bond with a time to expiry approximately equal to the expected time to expiry on the options being valued.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements — (Continued)

Stock option activity during the current period is as follows:

		Weighted
	Number of	Average
	Shares	Exercise Price
		A$

Balance at December 31, 2009	10,039,486	0.85

Granted	914,500	1.12
Exercised	(1,667,581)	0.49
Lapsed	(746,701)	1.12

Balance at December 31, 2010	8,539,704	0.93

At December 31, 2010, the number of options exercisable was 5,908,214 (2009: 5,808,324 and 2008: 4,324,915).

The following table represents information relating to stock options outstanding under the plans as of December 31, 2010:

		Options Outstanding
			Weighted
			Average	Options
			Remaining	Exercisable
Exercise Price		Shares	Life in Years	Shares
A$

2010	$0.30	1,556,770	3.00	1,556,770
	$0.35	453,099	5.00	453,099
	$1.18	623,000	6.20	623,000
	$1.20	590,000	6.70	590,000
	$0.89	874,000	7.20	874,000
	$0.70	275,334	7.60	179,997
	$0.50	120,000	8.10	78,665
	Nil	79,167	8.40	45,833
	$0.94	1,261,667	8.50	836,011
	Nil	434,167	8.50	54,167
	$1.72	1,700,000	8.90	600,006
	$1.60	50,000	6.10	16,666
	$1.58	422,500	6.90	—
	Nil	100,000	6.90	—

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements — (Continued)

The table below sets forth the number of employee stock options exercised and the number of shares issued in the period from December 31, 2007. We issued these shares in reliance upon exemptions from registration under Regulation S under the Securities Act of 1933, as amended.

	Number of Options
	Exercised and
	Corresponding
	Number of Shares	Weighted Average	Proceeds
Period Ending	Issued	Exercise Price	Received
		A$	A$

2008	18,124	0.35	5,047
2009	138,327	0.60	78,998
2010	1,667,581	0.49	715,296

Total	1,824,032		799,341

(b)	Restricted Share Plan

Our Employee Share Plan was adopted by the Board of Directors in 2009. The Employee Share Plan permits our Board to grant shares of our common stock to our employees and directors. The number of shares able to be granted is limited to the amount permitted to be granted at law, the ASX Listing Rules and by the limits on our authorized share capital in our certificate of incorporation. All our employees are eligible for shares under the Employee Plan. The Company currently proposes to continue to issue A$1,000 worth of restricted shares of common stock to employees of the Company on a recurring basis, but no more frequently than annually. The restricted shares have the same terms of issue as our existing shares of common stock but are not able to be traded until the earlier of three years from the date on which the shares are issued or the date the relevant employee ceases to be an employee of the Company or any of its associated group of companies.

The table below sets forth the restricted shares issued by the Company:

		Market
	Number of	Value of
	Restricted	Restricted
	Shares Issued	Shares Issued

November, 2009	40,670	A$	69,952
May, 2010	581	A$	999
November, 2010	47,400	A$	74,892

(6)	Related Party Transactions

Details of related party transactions material to the operations of the Group other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business, are set out below:

Based on the latest Amendment to Schedule 13G filed on February 10, 2011, Johnson & Johnson and Johnson and Johnson Development Corporation beneficially owned approximately 11% of the Company’s shares.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements — (Continued)

The following transactions occurred with LifeScan, a wholly owned subsidiary of Johnson & Johnson:

	As of December, 31
	2010	2009
	A$	A$

Current Receivables
Sale of goods	3,588,798	396,378
Sale of services	—	19,019

	3,588,798	415,397

Revenue
Revenue from products	11,760,009	132,733
Revenue from services	6,420,027	2,850,071
Research and development income	—	1,337,125
Milestone payment	—	17,722,641

	18,180,036	22,042,570

(7)	Financial Instruments

Financial Assets and Liabilities

	Years Ended December 31,
	2010	2009	2008
	A$	A$	A$

Financial assets:
Cash and cash equivalents	23,271,766	31,291,011	28,334,864
Accounts receivables	3,588,798	415,397	31,657

Total financial assets	26,860,564	31,706,408	28,366,521

Debt:
Short and long term debt/borrowings	—	—	—

Total debt	—	—	—

Net financial assets	26,860,564	31,706,408	28,366,521

The carrying value of the cash and cash equivalents and the accounts receivables approximates fair value because of their short-term nature.

We regularly review all our financial assets for impairment. There were no impairments recognized in 2010, 2009 and 2008.

Derivative Instruments and Hedging Activities

See Notes to Consolidated Financial Statements — Note 2. Summary of Significant Accounting Policies.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements — (Continued)

(8)	Property, Plant and Equipment

	As of December, 31
	2010	2009
	A$	A$

Plant and equipment	15,110,554	13,271,715
Leasehold improvements	8,810,036	8,328,270
Capital work in process	8,792,690	6,298,114

	32,713,280	27,898,099
Accumulated depreciation	(9,586,365)	(6,597,956)

Property, plant & equipment, net	23,126,915	21,300,143

Capital work in process relates to assets under construction and comprises primarily of specialized manufacturing equipment. Legal right to the assets under construction rests with the Company. The amounts capitalized for capital work in process represents the percentage of expenditure that has been completed, and once the assets are placed into service the Company begins depreciating the respective assets. The accumulated amortisation of capitalised leasehold improvements for the fiscal years ended December 31, 2010, 2009 and 2008 was A$4,090,724, A$2,770,434 and A$1,501,516, respectively.

The Company receives Victorian government grants under certain research agreements to purchase plant and equipment. Plant and equipment is presented net of the government grant of A$449,875 for the year ended December 31, 2010 (2009: A$410,000). The grants are recognized against the acquisition costs of the related plant and equipment as and when the related assets are purchased. Grants received in advance of the relevant expenditure are treated as deferred income and included in Current Liabilities on the balance sheet as the Company does not control the monies until the relevant expenditure has been incurred. Grants due to the Company under research agreements are recorded as Currents Assets on the balance sheet.

Depreciation expense was A$2,990,858, A$2,851,285 and A$2,266,847 for the fiscal years ended December 31, 2010, 2009 and 2008, respectively.

(9)	Accrued Expenses

Accrued expenses consist of the following:

	As of December, 31
	2010	2009
	A$	A$

Legal, tax and accounting fees	591,184	176,000
Salary and related on-costs	587,695	327,665
Research and development materials	120,000	698,228
Inventory	657,142	—
Other	143,456	—

	2,099,477	1,201,893

(10)	Stockholders’ Equity — Common Stock

Holders of common stock are generally entitled to one vote per share held on all matters submitted to a vote of the holders of common stock. At any meeting of the shareholders, the presence, in person or by proxy, of the majority of the outstanding stock entitled to vote shall constitute a quorum. Except where a greater

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements — (Continued)

percentage is required by the Company’s Amended and Restated Certificate of Incorporation or By-laws, the affirmative vote of the holders of a majority of the shares of common stock then represented at the meeting and entitled to vote at the meeting shall be sufficient to pass a resolution. Holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and the common stock does not have pre-emptive rights.

Trading in our shares of common stock on ASX is undertaken using CHESS Depositary Interests (“CDIs”). Each CDI represents beneficial ownership in one underlying share. Legal title to the shares underlying CDIs is held by CHESS Depositary Nominees Pty Ltd (“CDN”), a wholly owned subsidiary of ASX.

Holders of CDIs have the same economic benefits of holding the shares, such as dividends (if any), bonus issues or rights issues as though they were holders of the legal title. Holders of CDIs are not permitted to vote but are entitled to direct CDN how to vote. Subject to Delaware General Corporation Law, dividends may be declared by the Board and holders of common stock may be entitled to participate in such dividends from time to time.

(11)	Retirement Benefits

Universal Biosensors Pty Ltd contributes to standard defined contributions superannuation funds on behalf of all employees at an amount up to nine per cent of employee salary. The Company permits employees to choose the superannuation fund into which the contributions are paid, provided the fund is appropriately registered.

Universal Biosensors Pty Ltd contributed A$714,123, A$698,919 and A$587,885 for the fiscal years ended December 31, 2010, 2009 and 2008, respectively.

(12)	Net Profit/(Loss) per Share

Basic net profit/(loss) per ordinary share was computed by dividing the net profit/(loss) applicable to common stock by the weighted-average number of common stock outstanding during the period. Options granted to employees under the Universal Biosensors Employee Option Plan are considered to be potential ordinary shares for the purpose of calculating diluted net profit/(loss) per share. However, all these were not included in the calculation of diluted net profit/(loss) per share in the year when the Group made a net loss as the effect of including them is anti-dilutive.

	Years Ended December 31,
	2010	2009	2008
	A$	A$	A$

Weighted average number of ordinary shares used as denominator in calculating:
Basic net profit/(loss) per share	157,584,044	157,013,578	156,970,679

Diluted net profit/(loss) per share	157,584,044	161,354,802	156,970,679

(13)	Guarantees and Indemnifications

The certificate of incorporation and amended and restated by-laws of the Company provide that the Company will indemnify officers and directors and former officers and directors in certain circumstances, including for expenses, judgments, fines and settlement amounts incurred by them in connection with their services as an officer or director of the Company or its subsidiaries, provided that such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the Company.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements — (Continued)

In addition to the indemnities provided in the certificate of incorporation and amended and restated by-laws, the Company has entered into indemnification agreements with certain of its officers and each of its directors. Subject to the relevant limitations imposed by applicable law, the indemnification agreements, among other things:

•	indemnify the relevant officers and directors for certain expenses, judgments, fines and settlement amounts incurred by them in connection with their services as an officer or director of the Company or its subsidiaries; and

•	require the Company to make a good faith determination whether or not it is practicable to maintain liability insurance for officers and directors or to ensure the Company’s performance of its indemnification obligations under the agreements.

The Company maintains directors’ and officers’ liability insurance providing for the indemnification of our directors and certain of our officers against certain liabilities incurred as a director or officer, including costs and expenses associated in defending legal proceedings. In accordance with the terms of the insurance policy and commercial practice, the amount of the premium is not disclosed.

No liability has arisen under these indemnities as at December 31, 2010.

(14)	Segments

The Company operates in one segment. The principal activities of the Company are research and development, commercial manufacture of approved medical or testing devices and the provision of services including contract research work.

The Company operates predominantly in one geographical area, being Australia.

(15)	Deed of Cross Guarantee

Universal Biosensors, Inc. and its wholly owned subsidiary, Universal Biosensors Pty Ltd, are parties to a deed of cross guarantee under which each company guarantees the debts of the other. By entering into the deed, the wholly-owned entity has been relieved from the requirements to prepare a financial report and directors’ report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission.

The above companies represent a “Closed Group” for the purposes of the Class Order, and as there are no other parties to the Deed of Cross Guarantee that are controlled by Universal Biosensors, Inc., they also represent the “Extended Closed Group”.

The consolidated financial statements presented within this report comprise that of Universal Biosensors, Inc. and its wholly owned subsidiary, Universal Biosensors Pty Ltd. These two entities also represent the “Closed Group” and the “Extended Closed Group”.

Universal Biosensors, Inc.

Schedule ii — valuation and Qualifying Accounts
(for the years ended December 31, 2008, 2009 and 2010)

		Additions
	Balance at	Charged to	Charged to
	Beginning of	Costs and	Other		Balance at
	Period	Expenses	Accounts	Deductions	End of Period
	A$	A$	A$	A$	A$

Year ended December 31, 2008
Deferred income tax valuation allowance	6,080,529	4,010,020	510,571	—	10,601,120
Year ended December 31, 2009
Deferred income tax valuation allowance	10,601,120	2,998,487	—	(1,899,796)	11,699,811
Year ended December 31, 2010
Deferred income tax valuation allowance	11,699,811	1,896,668	372,305	—	13,968,784