Form 10-K, Exhibit 13
period 2011-12-31
UNIVERSAL BIOSENSORS INC
filed 2012-03-13
CIK 1279695

Exhibit 13

Universal Biosensors, Inc.

2011 Annual Report

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

We were incorporated in the State of Delaware on September 14, 2001 and our shares of common stock in the form of CHESS Depositary Interests (“CDIs”) have been quoted on the Australian Securities Exchange (“ASX”) since December 13, 2006. Our securities are not currently traded on any other public market. Our wholly owned subsidiary and primary operating vehicle, Universal Biosensors Pty Ltd (“UBS”) was incorporated as a proprietary limited company in Australia on September 21, 2001. UBS conducts our research, development and manufacturing activities in Melbourne, Australia.

We have rights to an extensive patent portfolio, with certain patents owned by UBS and a number licensed to UBS under a license agreement between LifeScan, Inc. (“LifeScan”) and UBS (“License Agreement”). Unless otherwise noted, references to “LifeScan” in this document are references collectively or individually to LifeScan, Inc., and/or LifeScan Europe, a division of Cilag GmbH International, both affiliates of Johnson and Johnson.

We are using our electrochemical cell technology platform to develop tests for a number of different markets. Our current focus is as set out below:

•

Blood glucose — UBS provides services and acts as a non-exclusive manufacturer of test strips for LifeScan’s “OneTouch® VerioTM”, pursuant to a Master Services and Supply Agreement with LifeScan (“Master Services and Supply Agreement”). LifeScan continues its global rollout of the OneTouch Verio product which is currently available in North America, major European markets and Australia. We also undertake research and development work for LifeScan pursuant to a development and research agreement (“Development and Research Agreement”).

•

Coagulation testing market — UBS is working with Siemens Healthcare Diagnostics, Inc. (“Siemens”) to develop a range of test strips and reader products for the point-of-care coagulation market, pursuant to a collaboration agreement (“Collaboration Agreement”).

•

Other electrochemical-cell based tests — we are working on proving the broader applicability of our technology platform for other immunoassay and molecular diagnostic point-of-care tests. We may seek to enter into collaborative arrangements or strategic alliances with respect to any tests arising from this work.

Results of Operations

Revenue from Products

OneTouch® VerioTM was first launched in the Netherlands in January 2010 and has subsequently been launched in Australia, in major European markets and North America. The manufacturing results of the blood glucose test strips during the respective periods are as follows:

	Years Ended December 31,
	2011	2010	2009
	A$	A$	A$
Revenue from products	12,063,582	11,760,009	132,733
Cost of goods sold	(12,310,302)	(10,801,062)	(458,162)

	(246,720)	958,947	(325,429)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

Pursuant to the agreement we have with LifeScan, one of two pricing methodologies will apply depending on whether we are manufacturing above or below a specified quantity of blood glucose test strips in a quarter. If less than the specified quantity of test strips is produced within a quarter, we are considered to be in the “interim costing period”. In the interim costing period, the Company is not expected to generate any profit from the manufacture of test strips, but is expected to recover most of its glucose manufacturing costs. If manufactured volumes increase beyond the specified quantity of blood glucose test strips per quarter, the interim costing period will cease to apply and a different pricing methodology will apply, at which time we expect our blood glucose manufacturing operations to be profitable. We commenced commercial production in 2009 and operated under the interim costing period regime during that year. During 2010 and 2011, we ceased to be in the interim costing period during the fourth quarter of each of 2010 and 2011 at which time we generated profits from our blood glucose manufacturing operations. Our quarterly results from our blood glucose manufacturing operations for the 2011 and 2010 financial year reflect this.

	2011 Quarter Ended
	December 31	September 30	June 30	March 31
	A$	A$	A$	A$
Revenue from products	4,322,897	2,153,518	2,267,766	3,319,401
Cost of goods sold	(3,809,376)	(2,314,082)	(2,694,792)	(3,492,052)

	513,521	(160,564)	(427,026)	(172,651)

	2010 Quarter Ended
	December 31	September 30	June 30	March 31
	A$	A$	A$	A$
Revenue from products	5,672,739	3,202,873	1,359,584	1,524,813
Cost of goods sold	(4,189,520)	(3,136,390)	(1,936,716)	(1,538,436)

	1,483,219	66,483	(577,132)	(13,623)

During 2009, LifeScan chose not to proceed with the registration of the then current product but to proceed with an enhanced product, called One-Touch Verio, and acknowledged that there would be a delay as a result. As a result of this change, LifeScan agreed to pay us an additional amount per strip manufactured by us up to a certain volume in 2010. In 2011, as long as we remained in the interim costing period, LifeScan agreed to pay us an additional amount per strip equivalent to 50% of the amount agreed with LifeScan in 2010. These additional payments ceased during the third quarter of 2011 resulting in the higher margin in the last quarter of 2010 when compared to the same period in 2011 and the small profit in the third quarter of 2010.

Revenue from Services

We provide various services to our customers and partners. The revenue is grouped into the following categories:

•

Contract research and development — we undertake contract research and development on behalf of our customers and partners. Contract research and development revenue up to the 2009 financial year has been recorded under the caption “Research and development income”. As we commenced commercial production in 2010, the research and development was seen more as a service we provide which meant presenting it within “Revenue from Services”;

•	Product enhancement — a service fee based on the number of strips sold by our customers and partners is payable to us as an ongoing reward for our services and efforts to enhance the product;

•	Other services — ad-hoc services provided on an agreed basis based on our customers and partners requirements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

There are different arrangements for each service being provided. The net margin during the respective periods in relation to the provision of services is as follows:

	Years Ended December 31,
	2011	2010	2009
	A$	A$	A$
Revenue from services	2,632,870	6,420,027	2,850,071
Cost of services	(708,149)	(1,481,674)	(169,241)

	1,924,721	4,938,353	2,680,830
Income — Research and development income	—	—	1,337,125

Contract research and development makes up the major portion of revenue from services. The nature and scope of contract research and development is determined by our customers and partners based upon their requirements hence our revenues and margins tend to fluctuate. This is reflected in our past three years results wherein the margin during the 2011 financial year has decreased by 61% compared to the 2010 financial year while the margin during the 2010 financial year has increased by 23% compared to the 2009 financial year. In September 2011, we commenced a new research and development project for LifeScan to determine the feasibility of an innovative blood glucose product. The feasibility project is expected to take 12 months. Revenue is recognized for the feasibility project when services have been performed, the amount of the payment can be reliably measured and collectability is reasonably assured. We recognize revenue for accounting purposes ratably over the feasibility period.

We received a non-refundable payment of US$3 million in September 2011 upon entering into a collaboration agreement with Siemens. This deliverable is not a separate unit of accounting and has been recorded as deferred revenue and will be recognized as revenue across the deliverables in the arrangement with Siemens.

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

Our principal research and development activities can be described as follows:

(a)  Blood coagulation

Since 2005, we have undertaken development work on a prothrombin time test for monitoring the therapeutic range of the anticoagulant, warfarin, based on measuring activity of the enzyme thrombin. In

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

September 2011 we entered into a collaboration agreement with Siemens pursuant to which will develop a range of test strips and reader products for the point-of-care coagulation market. The first test to be developed will be a modified version of a Prothrombin Time International Normalized Ratio (“PT-INR”) test developed by UBS, followed by other tests in the point-of-care coagulation market.

(b)  Immunoassay

We are continuing to develop our immunoassay platform. We are developing a D-dimer test for the detection and monitoring of several conditions associated with thrombotic disease, particularly deep venous thrombosis (clots in the leg) and pulmonary embolism (clots in the lung). Development work on this project has been undertaken since early 2008.

This work will allow the electrochemical cell platform technology to be expanded to a range of immunoassay tests.

(c)  DNA/RNA

We have undertaken some early stage feasibility work assessing the possibility of using DNA binding chemistries to build a strip test for DNA, RNA and as a possible alternative method for improving the sensitivity of protein assays. This concept work is at an early stage and may not yield any positive results. We have recently entered into a license to access certain molecular diagnostic technology.

Research and development expenses for the respective periods are as follows:

	Years Ended December 31,
	2011	2010	2009
	A$	A$	A$
Research and development expenses	9,812,396	6,482,150	14,898,072

Depending on the number of research and development activities we undertake and the development phase of the research and development, our research and development expenditure will fluctuate. Research and development expenditure increased by 51% during 2011 compared to 2010 and decreased by 56% during 2010 compared to 2009. Research and development expenses for 2009 reflect the conclusion of the development phase for the blood glucose product, wherein a significant amount of the work was carried out. All costs pertaining to this project after January 2010 are now captured in cost of goods sold as opposed to being treated as a research and development expenditure as they were prior to January 2010. During 2010 and 2011, our research and development activities were primarily focussed around the blood coagulation platform. Whilst we had established feasibility of the first product on this platform, the prothrombin time test, in 2010, we were at an advanced stage in 2011. During 2011 we had entered the formal development and validation stage of the prothrombin time test. An increased volume of work is required during this development phase of a research and development. During the latter half of 2011, we also commenced work on a range of other test strips and reader products for the point-of-care coagulation market pursuant to our agreement with Siemens.

While we have a degree of control as to how much we spend on research and development activities in the future, we cannot predict what it will cost to complete our individual research and development programs successfully or when or if they will be commercialized. The timing and cost of any program is dependent upon achieving technical objectives, which are inherently uncertain.

In addition, our business strategy contemplates that we may enter into collaborative arrangements with third parties for one or more of our non-blood glucose programs. In the event that we are successful in securing such third party collaborative arrangements, the third party will direct the research and development activities which will influence our research and development expenditure and these parties may contribute towards all or part of the cost of these activities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

General and Administrative Expenses

General and administrative expenses currently consist principally of salaries and related costs, including stock option expense, for personnel in executive, business development, finance, accounting, information technology and human resources functions. Other general and administrative expenses include depreciation, repairs and maintenance, insurance, facility costs not otherwise included in research and development expenses, consultancy fees and professional fees for legal, audit and accounting services.

General and administrative expenses for the respective periods are as follows:

	Years Ended December 31,
	2011	2010	2009
	A$	A$	A$
General and administrative expenses	7,271,488	7,185,550	5,635,569

General and administrative expenses increased by 1% during 2011 compared to 2010 and increased by 28% during 2010 compared to 2009. This increase in expenses, particularly during 2010, reflects efforts put into business development to establish collaborative partnerships in the fields outside the area of glucose and diabetes. 2010 was also the first financial year wherein our auditors had to undertake internal controls work in order to furnish an attestation report regarding internal controls over financial reporting as required under the Sarbanes Oxley Act. This resulted in us incurring additional expenditure.

Interest Income

Interest income decreased to A$683,323 in 2011 from A$1,192,889 in 2010. The decrease in interest income is attributable to the lower amounts of funds available for investment. Interest income increased to A$1,192,889 in 2010 from A$809,459 in 2009. The increase in interest income is attributable to increased returns on the funds invested and the higher amounts of funds available for investment.

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

(b)  Stock-Based Compensation

We account for stock-based employee compensation arrangements using the modified prospective method as prescribed in accordance with the provisions of ASC 718 – Compensation – Stock Compensation.

Each of the inputs to the Trinomial Lattice model is discussed below.

Share Price at Valuation Date

The value of the options granted in 2010 and 2011 has been determined using the closing price of our common stock trading in the form of CDIs on ASX at the time of grant of the options. The value of the options granted in 2009 have been determined using the average closing price of the Company’s common stock on the ASX on the five days on which the Company’s common stock has traded prior to the approval of grant. The ASX is the only exchange upon which our securities are quoted.

Volatility

We applied volatility having regard to the historical price change of our shares in the form of CDIs available from the ASX.

Time to Expiry

All options granted under our share option plan have a maximum 10 year term and are non-transferable.

Risk Free Rate

The risk free rate which we applied is equivalent to the yield on an Australian government bond with a time to expiry approximately equal to the expected time to expiry on the options being valued.

(c)  Income Taxes

We apply ASC 740 — Income Taxes which establishes financial accounting and reporting standards for the effects of income taxes that result from a company’s activities during the current and preceding years. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Where it is more likely than not that some portion or all of the deferred tax assets will not be realized the deferred tax assets are reduced by a valuation allowance. The valuation allowance is sufficient to reduce the deferred tax assets to the amount that is more likely than not to be realized.

(d)  Impairment of Long-Lived Assets

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

Financial Condition, Liquidity and Capital Resources

Net Financial Assets

Our net financial assets position is shown below:

	Years Ended December 31,
	2011	2010	2009
	A$	A$	A$
Financial assets:
Cash and cash equivalents	15,089,209	23,271,766	31,291,011
Accounts receivables	4,889,783	3,588,798	415,397
Financial instruments	83,339	—	—

Total financial assets	20,062,331	26,860,564	31,706,408

Debt:
Short and long term debt/borrowings	—	—	—
Financial instruments	—	—	47,412

Total debt	—	—	47,412

Net financial assets	20,062,331	26,860,564	31,658,996

We rely largely on our existing cash and cash equivalents and funds from our operations to provide for the working capital needs of our operations. We believe we have sufficient cash and cash equivalents to fund our operations for at least the next twelve months.

Measures of Liquidity and Capital Resources

The following table provides certain relevant measures of liquidity and capital resources:

	Years Ended December 31,
	2011	2010	2009
	A$	A$	A$
Cash and cash equivalents	15,089,209	23,271,766	31,291,011
Working capital	17,584,523	25,940,899	32,118,842
Ratio of current assets to current liabilities	3.51 : 1	6.82 : 1	13.05 : 1
Shareholders’ equity per common share	0.22	0.30	0.33

The movement in cash and cash equivalents and working capital in each of the years was primarily due to the timing of cash receipts, payments, sales and accruals in the ordinary course of business. 2009 was also impacted by the receipt of a milestone payment of A$17,722,641. We have not identified any collection issues with respect to receivables.

Summary of Cash Flows

	Years Ended December 31,
	2011	2010	2009
	A$	A$	A$
Cash provided by/(used in):
Operating activities	(7,159,118)	(6,414,248)	5,867,156
Investing activities	(1,102,943)	(2,320,293)	(2,990,007)
Financing activities	79,504	715,296	78,998

Net increase/(decrease) in cash and cash equivalents	(8,182,557)	(8,019,245)	2,956,147

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

Our net cash used in operating activities in 2011 and 2010 was primarily for our research and development projects including efforts involved in establishing our manufacturing. The outflows during these two years have been partially offset by receipts from our customers and partners. The positive operating activity result in 2009 is predominantly as a result of the receipt of the milestone payment of A$17,722,641 in December 2009.

Our net cash used in investing activities for all years is primarily for the purchase of various plant and equipment and fit out of our facilities based on our needs.

Our net cash provided by financing activities is primarily proceeds received from employees exercising their options.

Off-Balance Sheet Arrangement

The future minimum lease payments under non-cancellable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2011 are:

A$
Less than 1 year	556,082
1 — 3 years	714,244
3 — 5 years	—
More than 5 years	—

Total minimum lease payments	1,270,326

The above relates to our operating lease obligations in relation to the lease of our premises and certain office equipment.

Contractual Obligations

Our future contractual obligations at December 31, 2011 were as follows:

	Payments Due By Period
	Total	Less than 1	1 – 3 years	3 – 5 years	More than 5
	A$	A$	A$	A$	A$
Asset Retirement Obligations(1)	2,166,691	—	—	2,166,691	—
Operating Lease Obligations(2)	1,270,326	556,082	714,244	—	—
Purchase Obligations(3)	3,173,761	1,773,761	1,400,000	—	—
Other Long-Term Liabilities on
Balance Sheet(4)	181,367	—	119,237	55,860	6,270

Total	6,792,145	2,329,843	2,233,481	2,222,551	6,270

(1)	Represents legal obligations associated with the retirement and removal of long-lived assets.

(2)	Our operating lease obligations relate primarily to the lease of our premises.

(3)	Represents outstanding purchase orders and contractual obligations that are payable on the achievement of certain milestones

(4)	Represents long service leave owing to the employees.

Segments

We operate in one segment. Our principal activities are research and development, commercial manufacture of approved medical or testing devices and the provision of services including contract research work. We operate predominantly in one geographical area, being Australia.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

Recent Accounting Pronouncements

See Notes to Consolidated Financial Statements – Note 2. Summary of Significant Accounting Policies.

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

The following table sets out the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

	2012 (*)	Fair Value
Anticipated Transactions and Related Derivatives
AUD Functional Currency:
Forward exchange agreements (Sell USD/Buy AUD)
Contract amount	US$4,000,000	A$	4,114,179
Average contractual exchange rate	0.9923

*  Expected maturity or transaction date

Interest Rate Risk

Since the majority of our investments are in cash and cash equivalents in AUD, our exposure to interest income is affected by changes in the general level of Australian interest rates. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk. Our investment portfolio is subject to interest rate risk but due to the short duration of our investment portfolio, we believe an immediate 10% change in interest rates would not be material to our financial condition or results of operations.

Inflation

Our business is subject to the general risks of inflation. Our results of operations depend on our ability to anticipate and react to changes in the price of raw materials and other related costs over which we may have little control. Our inability to anticipate and respond effectively to an adverse change in the price could have a significant adverse effect on our results of operations. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Universal Biosensors, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of stockholders’ equity and comprehensive income and consolidated statements of cash flows present fairly, in all material respects, the financial position of Universal Biosensors, Inc. and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the appendix under Item 15(a)(2) present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2011 and 2010). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171, DX 77 Sydney T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers

Sydney

March 13, 2012

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171, DX 77 Sydney T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Universal Biosensors, Inc.

Consolidated Balance Sheets

	December 31, 2011	December 31, 2010
	A$	A$
ASSETS
Current assets:
Cash and cash equivalents	15,089,209	23,271,766
Inventories, net	3,619,400	3,191,093
Accounts receivable	4,889,783	3,588,798
Prepayments	92,048	303,181
Financial instruments	83,339	—
Other current assets	827,508	46,196

Total current assets	24,601,287	30,401,034
Non-current assets:
Property, plant and equipment	33,151,027	32,713,280
Less accumulated depreciation	(12,855,847)	(9,586,365)

Property, plant and equipment — net	20,295,180	23,126,915

Other non-current assets	320,000	310,000

Total non-current assets	20,615,180	23,436,915

Total assets	45,216,467	53,837,949

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	620,682	1,764,364
Accrued expenses	2,061,528	2,099,477
Deferred revenue	3,509,721	—
Employee entitlements provision	824,833	596,294

Total current liabilities	7,016,764	4,460,135
Non-current liabilities:
Asset retirement obligations	2,166,691	1,998,060
Employee entitlements provision	181,367	160,675
Deferred revenue	829,039	—

Total non-current liabilities	3,177,097	2,158,735

Total liabilities	10,193,861	6,618,870

Commitments and contingencies (Note 3)	—	—

Stockholders’ equity:
Preferred stock, $0.01 par value. Authorized 1,000,000 shares;issued and outstanding nil in 2011 (2010: nil)
Common stock, $0.0001 par value. Authorized 300,000,000 shares; issued and outstanding 159,139,965 shares in 2011 (2010: 158,871,495)	15,914	15,887
Additional paid-in capital	79,446,995	77,034,717
Accumulated deficit	(29,533,213)	(22,922,688)
Current year loss	(14,692,117)	(6,610,525)
Accumulated other comprehensive income	(214,973)	(298,312)

Total stockholders’ equity	35,022,606	47,219,079

Total liabilities and stockholders’ equity	45,216,467	53,837,949

See accompanying notes to the financial statements

Universal Biosensors, Inc.

Consolidated Statements of Operations

	Years Ended December 31,
	2011	2010	2009
	A$	A$	A$
Revenue
Revenue from products	$12,063,582	$11,760,009	$132,733
Revenue from services	2,632,870	6,420,027	2,850,071
Research and development income	—	—	1,337,125
Milestone payment	—	—	17,722,641

Total revenue	14,696,452	18,180,036	22,042,570
Operating costs & expenses
Cost of goods sold	12,310,302	10,801,062	458,162
Cost of services	708,149	1,481,674	169,241
Research and development	9,812,396	6,482,150	14,898,072
General and administrative	7,271,488	7,185,550	5,635,569

Total operating costs & expenses	30,102,335	25,950,436	21,161,044

Profit/(loss) from operations	(15,405,883)	(7,770,400)	881,526
Other income/(expense)
Interest income	683,323	1,192,889	809,459
Interest expense	—	—	(9,636)
Other	30,443	(33,014)	(250,886)

Total other income/(expense)	713,766	1,159,875	548,937
Net profit/(loss) before tax	(14,692,117)	(6,610,525)	1,430,463
Income tax benefit/(expense)	—	—	—

Net profit/(loss)	$(14,692,117)	$(6,610,525)	$1,430,463

Basic net profit/(loss) per share	$(0.09)	$(0.04)	$0.01
Average weighted number of shares — basic	159,017,777	157,584,044	157,013,578
Diluted net profit/(loss) per share	$(0.09)	$(0.04)	$0.01
Average weighted number of shares — diluted	159,017,777	157,584,044	161,354,802

See accompanying notes to the financial statements.

Universal Biosensors, Inc.

Consolidated Statements of Stockholders’ Equity and Comprehensive Income

	Ordinary shares		Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income	Total Stockholders’ Equity
	Shares	Amount
		A$	A$	A$	A$	A$
Balances at January 1, 2009	156,976,936	15,698	73,338,995	(24,353,151)	(298,312)	48,703,230
Comprehensive Income
Unrealised loss on derivatives and hedges	—	—	—	—	(47,412)	(47,412)
Net profit	—	—	—	1,430,463	—	1,430,463

Total Comprehensive income						1,383,051

Exercise of stock options issued to employees	138,327	14	78,984	—	—	78,998
Shares issued to employees	40,670	4	69,948	—	—	69,952
Stock option expense	—	—	1,078,771	—	—	1,078,771

Balances at December 31, 2009	157,155,933	15,716	74,566,698	(22,922,688)	(345,724)	51,314,002
Comprehensive income
Unrealised gain on derivatives and hedges	—	—	—	—	47,412	47,412
Net loss	—	—	—	(6,610,525)	—	(6,610,525)

Total Comprehensive income						(6,563,113)

Exercise of stock options issued to employees	1,667,581	167	715,129	—	—	715,296
Shares issued to employees	47,981	4	75,887	—	—	75,891
Stock option expense	—	—	1,677,003	—	—	1,677,003

Balances at December 31, 2010	158,871,495	15,887	77,034,717	(29,533,213)	(298,312)	47,219,079
Comprehensive income
Unrealised gain on derivatives and hedges	—	—	—	—	83,339	83,339
Net loss	—	—	—	(14,692,117)	—	(14,692,117)

Total Comprehensive income						(14,608,778)

Exercise of stock options issued to employees	181,999	18	79,486	—	—	79,504
Shares issued to employees	86,471	9	76,950	—	—	76,959
Stock option expense	—	—	2,255,842	—	—	2,255,842

Balances at December 31, 2011	159,139,965	15,914	79,446,995	(44,225,330)	(214,973)	35,022,606

See accompanying notes to the financial statements.

Universal Biosensors, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2011	2010	2009
	A$	A$	A$
Cash flows from operating activities provided by/(used in):
Net profit/(loss)	(14,692,117)	(6,610,525)	1,430,463
Adjustments to reconcile net profit/(loss) to net cash provided by/(used in) operating activities:
Depreciation and amortization	3,298,541	2,990,858	2,851,285
Share based payments expense	2,255,842	1,677,003	1,078,771
Loss on fixed assets disposal	17,715	2,618	60,658
Change in assets and liabilities:
Inventory	(428,307)	(2,885,969)	(305,124)
Accounts receivables	(1,300,985)	(3,733,332)	(114,713)
Prepaid expenses and other current assets	(725,797)	(6,079)	141,331
Deferred revenue	4,492,426	118,305	290,904
Employee entitlements	249,231	73,493	50,192
Accounts payable and accrued expenses	(325,667)	1,959,380	383,389

Net cash provided by/(used in) operating activities	(7,159,118)	(6,414,248)	5,867,156

Cash flows from investing activities:
Instalment payments to acquire plant and equipment	—	(988,334)	(2,145,808)
Purchases of property, plant and equipment	(1,102,943)	(1,331,959)	(844,199)

Net cash used in investing activities	(1,102,943)	(2,320,293)	(2,990,007)

Cash flows from financing activities:
Proceeds from borrowings	—	—	479,673
Repayment of borrowings	—	—	(479,673)
Proceeds from stock options exercised	79,504	715,296	78,998

Net cash provided by financing activities	79,504	715,296	78,998

Net increase/(decrease) in cash and cash equivalents	(8,182,557)	(8,019,245)	2,956,147
Cash and cash equivalent at beginning of period	23,271,766	31,291,011	28,334,864

Cash and cash equivalents at end of period	15,089,209	23,271,766	31,291,011

See accompanying notes to the financial statement

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2009, 2010 and 2011)

(1) Basis	of Presentation

These consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All amounts are expressed in Australian dollars (“AUD” or “A$”) unless otherwise stated.

The Company’s consolidated financial statements have been prepared assuming the Company will continue as a going concern. We rely largely on our existing cash and cash equivalents balance and operating cash flow to provide for the working capital needs of our operations. We believe we have sufficient cash and cash equivalents to fund our operations for at least the next twelve months. However, in the event, our financing needs for the foreseeable future are not able to be met by our existing cash and cash equivalents balance and operating cash flow, we would seek to raise funds through public or private equity offerings, debt financings, and through other means to meet the financing requirements. There is no assurance that funding would be available at acceptable terms, if at all.

During 2010, the Group (consisting of Universal Biosensors, Inc. and its wholly owned subsidiary, Universal Biosensors Pty Ltd) ceased to be a development stage enterprise as it has established its commercial scale manufacturing and is generating revenue from its manufacturing operations.

(2) Summary	of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary UBS. All intercompany balances and transactions have been eliminated on consolidation.

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

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

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

Concentration of Credit Risk and Other Risks and Uncertainties

Cash and cash equivalents and accounts receivables consists of financial instruments that potentially subject the Company to concentration of credit risk to the extent of the amount recorded on the balance sheet. The Company’s cash and cash equivalents are invested with two of Australia’s four largest banks. The Company is exposed to credit risk in the event of default by the banks holding the cash or cash equivalents to the extent of the

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2009, 2010 and 2011)

amount recorded on the balance sheets. The Company has not experienced any losses on its deposits of cash and cash equivalents. The Company has not identified any collectability issues with respect to receivables.

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

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognized asset or liability, or a highly probable forecast transaction, the effective part of any unrealised gain or loss on the derivative financial instrument is recognized directly in equity. When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability.

For cash flow hedges, other than those covered by the preceding statement, the associated cumulative gain or loss is removed from equity and recognized in the consolidated statements of operations in the same period or periods during which the hedged forecast transaction affects the consolidated statements of operations and on the same line item as that hedged forecast transaction. The ineffective part of any gain or loss is recognized immediately in the consolidated statements of operations.

When a hedging instrument expires or is sold, terminated or exercised, or the Company revokes designation of the hedge relationship but the hedged forecast transaction is still probable to occur, the cumulative gain or loss at that point remains in equity and is recognized in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, then the cumulative unrealized gain or loss recognized in equity is recognized immediately in the consolidated statements of operations.

Inventory

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and estimated costs necessary to dispose. Inventories are principally determined under the average cost method which approximates cost. Cost comprises direct materials, direct labour and an appropriate portion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Cost also includes the transfer from equity of

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2009, 2010 and 2011)

any gains/losses on qualifying cash flow hedges relating to purchases of raw material. Costs of purchased inventory are determined after deducting rebates and discounts.

	Years Ended December 31,
	2011	2010	2009
	A$	A$	A$
Raw materials	3,254,675	2,798,045	289,069
Work in progress	102,239	188,629	16,055
Finished goods	262,486	204,419	—

	3,619,400	3,191,093	305,124

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

	Years Ended December 31,
	2011	2010	2009
	A$	A$	A$
Accounts receivable	4,889,783	3,588,798	415,397
Allowance for doubtful debts	—	—	—

	4,889,783	3,588,798	415,397

Property, Plant, and Equipment

Property, plant, and equipment are recorded at acquisition cost, less accumulated depreciation.

Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of machinery and equipment is 3 to 10 years. Leasehold improvements are amortized on the straight-line method over the shorter of the remaining lease term or estimated useful life of the asset. Maintenance and repairs are charged to operations as incurred and include normal services and does not include items of a capital nature.

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

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2009, 2010 and 2011)

Research and development expenses for years ended December 31, 2011, 2010 and 2009 are as follows:

	Years Ended December 31,
	2011	2010	2009
	A$	A$	A$
Research and development expenses	9,812,396	6,482,150	14,898,072

Income Taxes

The Company applies ASC 740 — Income Taxes which establishes financial accounting and reporting standards for the effects of income taxes that result from a company’s activities during the current and preceding years. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Where it is more likely than not that some portion or all of the deferred tax assets will not be realized the deferred tax assets are reduced by a valuation allowance. The valuation allowance is sufficient to reduce the deferred tax assets to the amount that is more likely than not to be realized. A reconciliation of the valuation and qualifying accounts is attached as Schedule ii.

We are subject to income taxes in the United States and Australia. U.S. federal income tax returns up to the 2010 financial year have been filed. Internationally, consolidated income tax returns up to the 2010 financial year have been filed.

Asset Retirement Obligations

Asset retirement obligations (“ARO”) are legal obligations associated with the retirement and removal of long-lived assets. ASC 410 – Asset Retirement and Environmental Obligations requires entities to record the fair value of a liability for an asset retirement obligation when it is incurred. When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying amounts of the related property, plant and equipment. Over time, the liability increases for the change in its present value, while the capitalized cost depreciates over the useful life of the asset. The Company derecognizes ARO liabilities when the related obligations are settled.

The ARO is in relation to our premises where in accordance with the terms of the lease, the lessee has to restore part of the building upon vacating the premises.

Our overall ARO changed as follows:

	Years Ended December 31,
	2011	2010
	A$	A$
Opening balance at January 1	1,998,060	1,842,547
Accretion expense	168,631	155,513

Ending balance at December 31	2,166,691	1,998,060

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

(for the years ended December 31, 2009, 2010 and 2011)

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

Revenue Recognition

We recognize revenue from all sources based on the provisions of the U.S. SEC’s Staff Accounting Bulletin No. 104 and ASC 605 Revenue Recognition.

The Company’s revenue represents revenue from sales of products, provision of services and collaborative research and development agreements.

We recognize revenue from sales of products at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership, assuming all other revenue recognition criteria have been met. Generally, this is at the time products are shipped to the customer.

Revenue from services are recognized when a persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. Revenue recognition principles are assessed for each new contractual arrangement and the appropriate accounting is determined for each service.

Where our agreements contain multiple elements, or deliverables, such as the manufacture and sale of products, provision of services or research and development activities, they are assessed to determine whether separate delivery of the individual elements of such arrangements comprises more than one unit of accounting. Where an arrangement can be divided into separate units of accounting (each unit constituting a separate earnings process), the arrangement consideration is allocated amongst those varying units based on the relative selling

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2009, 2010 and 2011)

price of the separate units of accounting and the applicable revenue recognition criteria applied to the separate units. Selling prices are determined using fair value, either vendor specific objective evidence or third party evidence of the selling price, when available, or the Company’s best estimate of selling price when fair value is not available for a given unit of accounting.

Under ASC 605-25, which the Company adopted on January 1, 2009, the delivered item(s) are separate units of accounting, provided (i) the delivered item(s) have value to a customer on a stand-alone basis, and (ii) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in our control. Where the arrangement cannot be divided into separate units, the individual deliverables are combined as a single unit of accounting and the total arrangement consideration is recognized across other deliverables in the arrangement or over the estimated collaboration period. Payments under these arrangements typically include one or more of the following: non-refundable, upfront payments; funding of research and/or development efforts; and milestone payments.

We typically generate milestone payments from our customers pursuant to the various agreements we have with them. Non-refundable milestone payments which represent the achievement of a significant technical/regulatory hurdle in the research and development process, pursuant to collaborative agreements, and are deemed to be substantive, are recognized as revenue upon the achievement of the specified milestone If the non-refundable milestone payment is not substantive or stand-alone value, the non-refundable milestone payment is deferred and recognized as revenue either over the estimated performance period stipulated in the agreement or across other deliverables in the arrangement.

Management has concluded that the core operations of the Company are expected to be the research and development activities, commercial manufacture of approved medical or testing devices and the provision of services. The Company’s ultimate goal is to utilize the underlying technology and skill base for the development of a marketable product that the Company will manufacture. The Company considers revenue from the sales of products, revenue from services and the income received from milestone payments indicative of its core operating activities or revenue producing goals of the Company, and as such have accounted for this income as “revenues”.

Product and Service Agreements

In October 2007, the Company and LifeScan entered into a Master Services and Supply Agreement, under which the Company would provide certain services to LifeScan in the field of blood glucose monitoring and act as a non-exclusive manufacturer of blood glucose test strips. The Master Services and Supply Agreement was subsequently amended and restated in May 2009. The Company has concluded the Master Services and Supply Agreement should be accounted for as three separate units of accounting: 1) research and development to assist LifeScan in receiving regulatory clearance to sell the blood glucose product (milestone payment), 2) contract manufacturing of the blood glucose test strips (contract manufacturing) and 3) ongoing services and efforts to enhance the product (product enhancement).

All consideration within the Master Services and Supply agreement is contingent. The Company concluded the undelivered items were not priced at a significant incremental discount to the delivered items and revenue for each deliverable will be recognized as each contingency is met and the consideration becomes fixed and determinable. The milestone payment was considered to be a substantive payment and the entire amount has been recognized as revenue when the regulatory approval was received. Revenues for contract manufacturing and ongoing efforts to enhance the product are recognised as revenue from products or revenue from services, respectively, when the four basic criteria for revenue recognition are met.

In October 2011, the Company entered into a Statement of Work agreement with LifeScan to provide services for a feasibility study for an innovative blood glucose product. The services relating to this agreement are expected to take 12 months to complete which commenced in September 2011.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2009, 2010 and 2011)

Research and Development Agreement

On September 9, 2011 the Company entered into a new collaboration agreement with Siemens to develop coagulation related products for hospital point-of-care and ambulatory care coagulation markets. In addition to an up-front, non-refundable payment of US$3 million; the Company may receive up to six payments from Siemens upon the achievement of certain defined milestones relating to feasibility, regulatory submissions and the launch of the products to be developed. The Company has concluded that the up-front payment is not a separate unit of accounting and recorded the amount as deferred revenue to be recognized as revenue across other deliverables in the arrangement with Siemens based upon the Company’s best estimate of selling price. The deliverables related to each milestone are considered substantive and are not priced at a significant incremental discount to the other deliverables. As the achievement of the milestones is contingent upon a future event, the revenue for each deliverable will be recognized as the contingencies are met and the consideration becomes fixed and determinable.

Interest income

Interest income is recognized as it accrues, taking into account the effective yield on the cash and cash equivalents.

Foreign Currency

Functional and reporting currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of the Company and UBS is AUD or A$ for all years presented.

The consolidated financial statements are presented using a reporting currency of Australian dollars.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations.

The Company has recorded foreign currency transaction losses of A$4,442, A$512,474 and A$250,886 in each of the years ended December 31, 2011, 2010 and 2009, respectively.

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

Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. These were nil as at December 31, 2011 (2010: nil).

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2009, 2010 and 2011)

Patent and License Costs

Legal fees incurred for patent application costs have been charged to expense and reported in research and development expense. Legal fees incurred for patents relating to commercialized products are capitalized and amortized over the life of the patents.

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

Leased Assets

All of the Company’s leases for the years ended December 31, 2011, 2010 and 2009 are considered operating leases. The costs of operating leases are charged to the statement of operations on a straight-line basis over the lease term.

Stock-based Compensation

We measure stock-based compensation at grant date, based on the estimated fair value of the award, and recognize the cost as an expense on a straight-line basis over the vesting period of the award. We estimate the fair value of stock options using the Trinomial Lattice model. We also grant our employees Restricted Stock Units (“RSUs”) and Zero Priced Employee Options (“ZEPOs”). RSUs are stock awards granted to employees that entitle the holder to shares of common stock as the award vests. ZEPOs are stock options granted to employees that entitle the holder to shares of common stock as the award vests. The value of RSUs and ZEPOs are determined and fixed on the grant date based on the Company’s stock price. See note 5 for further details.

We record deferred tax assets for awards that will result in deductions on our income tax returns, based on the amount of compensation cost recognized and our statutory tax rate in the jurisdiction in which we will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported in our income tax return are recorded in expense or in capital in excess of par value if the tax deduction exceeds the deferred tax assets or to the extent that previously recognized credits to paid-in-capital are still available if the tax deduction is less than the deferred tax asset.

Employee Benefit Costs

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

Net Profit/(Loss) per Share and Anti-dilutive Securities

Basic and diluted net profit/(loss) per share is presented in conformity with ASC 260 – Earnings per Share. Basic and diluted net profit/(loss) per share has been computed using the weighted-average number of common shares outstanding during the period. Other than in a profit making year, the potentially dilutive options issued under the Universal Biosensors Employee Option Plan were not considered in the computation of diluted net profit/(loss) per share because they would be anti-dilutive given the Company’s loss making position.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2009, 2010 and 2011)

Total Comprehensive Income

The Company follows ASC 220 – Comprehensive Income. Comprehensive income is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders, and for the Company, includes net income and cumulative translation adjustments.

Recent Accounting Pronouncements

In December 2011, the FASB issued ASU 2011-11 which amended the disclosure requirements regarding offsetting assets and liabilities of derivatives, sale and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The enhanced disclosures will require entities to provide both net and gross information for these assets and liabilities. The amendment is effective for fiscal years beginning on or after January 1, 2013. The Company does not anticipate that this amendment will have a material impact on its financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The new guidance allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. This guidance will result in a change in the way we present Other Comprehensive Income and its components, but will not have an impact on our financial position, results of operations or cash flows.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). This ASU is intended to result in convergence between U.S. GAAP and IFRS requirements for measurement of and disclosures about fair value. The guidance amends current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. We do not believe the adoption of the new guidance will have a significant impact on the company’s consolidated financial statements.

(3) Commitments	and Contingent Liabilities

Operating Leases

UBS entered into a lease with respect to premises at 1 Corporate Avenue, Rowville Victoria which commenced on November 1, 2006 for an initial period of seven years and five months, with two options to renew the lease for successive five-year periods. The Company’s primary bank has issued a bank guarantee of A$250,000 in relation to a rental bond to secure the payments under the lease. This bank guarantee is secured by a security deposit held at the bank and has been recorded as “Other Assets” in Consolidated Balance Sheets.

In accordance with the terms of the lease, the lessee has to restore part of the building upon vacating the premises.

The Company has also entered into a lease with respect to certain office equipment. The lease is for a period of 60 months which commenced in December 2007.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2009, 2010 and 2011)

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2011 are:

A$
2012	556,082
2013	567,932
2014	146,312
2015 and thereafter	—

Total minimum lease payments	1,270,326

Rent expense was A$576,301, A$556,584 and A$533,749 for the fiscal years ended December 31, 2011, 2010 and 2009, respectively.

Government research grants

On October 28, 2006, Universal Biosensors Pty Ltd was awarded a grant by the State of Victoria to support the establishment of a medical diagnostic manufacturing facility in Victoria, Australia for the manufacture of new technologies for disease monitoring and to increase support of local and export markets. These payments are subject to the achievement of milestones which include capital expenditure by Universal Biosensors Pty Ltd of predetermined minimum amounts. The State of Victoria may require Universal Biosensors Pty Ltd to refund any amounts paid under the grant together with interest should Universal Biosensors Pty Ltd commit a breach of its obligations under the grant agreement. The State of Victoria may also withhold, suspend, cancel or terminate any payment or payments upon a failure to comply with obligations or if Universal Biosensors Pty Ltd chooses not to proceed with these initiatives or it becomes insolvent. The total amount received under the Victorian State Government Grant during 2011 was A$55,346 (2010: A$39,875, 2009: A$130,000). This grant has been recognized against the acquisition cost of the related plant and equipment.

On October 1, 2010, Universal Biosensors Pty Ltd was awarded a grant of A$250,000 by the State of Victoria to assist in the upgrade of the current manufacturing facility to ultimately support the production of strips for a new point of care test. These payments are subject to the achievement of milestones which include capital expenditure by Universal Biosensors Pty Ltd of predetermined minimum amounts. The State of Victoria may require Universal Biosensors Pty Ltd to refund any amounts paid under the grant together with interest should Universal Biosensors Pty Ltd fail to complete the upgrade within a stipulated timeframe or fails to fulfill its commitments towards the upgrade. The State of Victoria may also withhold, suspend, cancel or terminate any payment or payments upon a failure to comply with obligations or if Universal Biosensors Pty Ltd chooses not to proceed with these initiatives or it becomes insolvent. The total amount received under the Victorian State Government Grant during 2011 was A$175,000 (2010: Nil). This grant has been recognized against the acquisition cost of the related plant and equipment.

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

(for the years ended December 31, 2009, 2010 and 2011)

A reconciliation of the (benefit)/provision for income taxes with the amount computed by applying the Australian statutory company tax rate of 30% to the profit/(loss) before income taxes is as follows:

	Years ended December 31,
	2011		2010		2009
	A$	%	A$	%	A$	%
Profit/(loss) before income taxes	(14,692,117)		(6,610,525)		1,430,463
Computed by applying income tax rate of home jurisdiction	(4,407,635)	30	(1,983,157)	30	429,139	30
Research & development incentive	(635,470)	4	(421,341)	6	(3,524,333)	(246)
Disallowed expenses/(income):
Share based payment	676,753	(4)	503,100	(7)	323,631	22
Other	8,849	—	4,730	—	(226,924)	(16)
Change in valuation allowance	4,357,503	(30)	1,896,668	(29)	2,998,487	210

Income tax expense/(benefit)	—	—	—	—	—	—

Significant components of the Company’s deferred tax assets are shown below:

	As of December 31,
	2011 A$	2010 A$
Deferred tax assets:
Operating loss carry forwards	16,794,322	12,923,654
Unamortized capital raising cost	1,000	104,850
Depreciation and amortization	(378,385)	(663,990)
Asset retirement obligations	650,007	599,418
Employee entitlements	301,860	227,090
Other	987,644	807,923

Total deferred tax assets	18,356,448	13,998,945
Valuation allowance for deferred tax assets	(18,356,448)	(13,998,945)

Net deferred tax asset	—	—

Significant components of deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. A valuation allowance has been established, as realization of such assets is not more likely than not.

At December 31, 2011 the Company has A$55,981,074 (A$43,078,848 at December 31, 2010) of accumulated tax losses available for carry forward against future earnings, which under Australian tax laws do not expire but may not be available under certain circumstances.

(5) Employee	Incentive Schemes

(a)  Stock Option Plan

In 2004, the Company adopted an employee option plan (“Plan”). Options may be granted pursuant to the Plan to any person considered by the board to be employed by the Group on a permanent basis (whether full time, part time or on a long term casual basis). Each option gives the holder the right to subscribe for one share of common stock. The total number of options that may be issued under the Plan is such maximum amount permitted by law and the Listing Rules of the Australian Securities Exchange (“ASX”). The exercise price and

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2009, 2010 and 2011)

any exercise conditions are determined by the board at the time of grant of the options. Any exercise conditions must be satisfied before the options vest and become capable of exercise. The options lapse on such date determined by the board at the time of grant or earlier in accordance with the Plan. Options granted to date have had a term up to 10 years and generally vest in equal tranches over three years.

An option holder is not permitted to participate in a bonus issue or new issue of securities in respect of an option held prior to the issue of shares to the option holder pursuant to the exercise of an option. If Universal Biosensors changes the number of issued shares through or as a result of any consolidation, subdivision, or similar reconstruction of the issued capital of the Company, the total number of options and the exercise price of the options (as applicable) will likewise be adjusted. Options granted in 2009, 2010 and 2011 were 4,164,200, 914,500 and 3,555,500 respectively.

In accordance with ASC 718, the fair value of the option grants was estimated on the date of each grant using the Trinomial Lattice model. The assumptions for these grants were:

	Grant Date
	Nov-11	Nov-11	Sep-11	Mar-11	Feb-11	Nov-10	Nov-10	Feb-10	Nov-09	Jun-09	Jun-09	May-09	Feb-09
Exercise Price (A$)	Nil	0.89	1.00	1.37	1.38	Nil	1.58	1.6	1.72	Nil	0.94	Nil	0.5
Share Price at Grant Date (A$)	0.89	0.89	1.00	1.37	1.38	1.58	1.58	1.6	1.73	0.95	0.95	1.18	0.43
Volatility	68%	68%	69%	70%	71%	72%	72%	77%	78%	80%	80%	81%	77%
Expected Life (years)	7	7	7	7	7	7	7	7	10	10	10	10	10
Risk Free Interest Rate	3.72%	3.72%	3.89%	5.36%	5.45%	5.27%	5.27%	5.34%	5.63%	5.49%	5.49%	4.87%	4.26%
Fair Value of Option (A$)	0.89	0.52	0.59	0.83	0.83	1.58	0.96	0.99	1.13	0.95	0.62	1.04	0.28

Each of the inputs to the Trinomial Lattice model is discussed below.

Share price at valuation date

The value of the options granted in 2010 and 2011 has been determined using the closing price of our common stock trading in the form of CDIs on ASX at the time of grant of the options. The value of the options granted in 2009 have been determined using the average closing price of the Company’s common stock on the ASX on the five days on which the Company’s common stock has traded prior to the approval of grant. The ASX is the only exchange upon which our securities are quoted.

Volatility

We applied volatility having regard to the historical price change of our shares in the form of CDIs available from the ASX.

Time to Expiry

All options granted under our share option plan have a maximum 10 year term and are non-transferable.

Risk free rate

The risk free rate which we applied is equivalent to the yield on an Australian government bond with a time to expiry approximately equal to the expected time to expiry on the options being valued.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2009, 2010 and 2011)

Stock option activity during the current period is as follows:

	Number of shares	Weighted average exercise price
		A$
Balance at December 31, 2010	8,539,704	0.93

Granted	3,355,500	1.25
Exercised	(181,999)	0.46
Lapsed	(295,669)	1.33

Balance at December 31, 2011	11,417,536	1.02

At December 31, 2011, the number of options exercisable was 8,011,691 (2010: 5,908,214 and 2009: 5,808,324). At December 31, 2011, total stock compensation expense recognized in income statement was A$2,255,842 (2010: A$1,677,003 and 2009: A$1,078,771).

The following table represents information relating to stock options outstanding under the plans as of December 31, 2011:

	Options Outstanding
Exercise Price	Shares	Weighted average remaining life in years	Options Exercisable Shares
A$
$0.30	1,516,770	2.00	1,516,770
$0.35	443,099	4.00	443,099
$1.18	623,000	5.20	623,000
$1.20	590,000	5.70	590,000
$1.13	—	—	—
$0.89	824,000	6.20	824,000
$0.70	224,667	6.60	224,667
$0.50	81,333	7.10	81,333
Nil	58,334	7.40	58,334
$0.94	1,201,000	7.50	1,201,000
Nil	410,000	7.50	116,663
$1.72	1,568,333	7.90	1,053,345
$1.60	50,000	5.10	33,332
$1.58	383,500	5.90	127,819
Nil	100,000	5.90	33,333
$1.37	355,000	6.20	118,330
$1.38	2,300,000	6.10	966,666
$1.00	86,000	6.70	—
$0.89	502,500	6.90	—
Nil	100,000	6.90	—

	11,417,536		8,011,691

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2009, 2010 and 2011)

The table below sets forth the number of employee stock options exercised and the number of shares issued in the period from December 31, 2009. We issued these shares in reliance upon exemptions from registration under Regulation S under the Securities Act of 1933, as amended.

Period Ending	Number of Options Exercised and Corresponding Number of Shares Issued	Weighted Average Exercise Price	Proceeds Received
		A$	A$
2009	138,327	0.60	78,998
2010	1,667,581	0.49	715,296
2011	181,999	0.46	79,504

Total	1,987,907		873,798

As of December 31, 2011, there was A$1,673,079 of unrecognized compensation expense related to unvested share-based compensation arrangements under the Employee Option Plan. This expense is expected to be recognized as follows:

Fiscal Year	A$
2012	1,208,797
2013	412,575
2014	51,707

1,673,079

The aggregate intrinsic value for all options outstanding as at December 31, 2011 was zero.

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

The table below sets forth the restricted shares issued by the Company:

	Number of Restricted Shares Issued	Market Value of Restricted Shares Issued
November, 2009	40,670	A$	69,952
May, 2010	581	A$	999
November, 2010	47,400	A$	74,892
November, 2011	86,471	A$	76,959

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2009, 2010 and 2011)

Restricted stock awards activity during the current period is as follows:

	Number of shares	Weighted average issue price
		A$
Balance at December 31, 2010	82,841	1.64

Granted	86,471	0.89
Release of restricted shares	(11,549)	1.64

Balance at December 31, 2011	157,763	1.23

(6) Related	Party Transactions

Details of related party transactions material to the operations of the Group other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business, are set out below:

In September 2011, we entered into a license agreement with SpeeDx Pty Ltd (“SpeeDx”) pursuant to which SpeeDx granted us a license in the field of molecular diagnostics. Under the agreement we make milestone payments totaling A$500,000 if certain specified targets are achieved and payments ranging from 5% to 15% of our sales and licensing revenues to SpeeDx. Messrs Denver and Jane are directors of the Company and SpeeDx Pty Ltd. Certain of our substantial shareholders also hold substantial shareholdings in SpeeDx. CM Capital Pty Ltd, which holds approximately 11% of our shares and of which Mr Jane is a director, holds approximately 34% of the issued shares in SpeeDx. PFM Cornerstone Limited, which holds approximately 8% of our shares and of which Messrs Denver and Hanley and Dr Adam are directors, holds approximately 34% of the issued shares in SpeeDx. Johnson & Johnson Development Corporation has a beneficial interest in approximately 9% of our shares. An affiliate of Johnson & Johnson, Johnson and Johnson Research Pty Ltd owns approximately 13% of issued shares in SpeeDx.

Based on the latest Amendment to Schedule 13G filed on January 25, 2012, Johnson and Johnson Development Corporation (a venture capital wholly owned subsidiary of Johnson & Johnson) beneficially held 14,915,400 shares in the Company as at December 31, 2011 which represents approximately 9.4% of the Company’s shares.

The following transactions occurred with LifeScan:

	As of December, 31
	2011	2010	2009
	A$	A$	A$
Current Receivables — Owing by LifeScan
Sale of goods	1,999,764	3,588,798
Sale of services	2,890,019	—

	4,889,783	3,588,798

Current Liabilities — Owing to LifeScan
Purchase of goods	786,708	—

Revenue from LifeScan
Revenue from products	12,063,582	11,760,009	132,733
Revenue from services	2,632,870	6,420,027	2,850,071
Research and develoment income	—	—	1,337,125
Milestone payment	—	—	17,722,641

	14,696,452	18,180,036	22,042,570

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2009, 2010 and 2011)

(7) Financial	Instruments

Financial Assets

	Years Ended December 31,
	2011	2010	2009
	A$	A$	A$
Financial assets:
Cash and cash equivalents	15,089,209	23,271,766	31,291,011
Accounts receivables	4,889,783	3,588,798	415,397
Financial instruments	83,339	—	—

Total financial assets	20,062,331	26,860,564	31,706,408

Debt:
Short and long term debt/borrowings	—	—	—
Financial instruments	—	—	47,412

Total debt	—	—	47,412

Net financial assets	20,062,331	26,860,564	31,658,996

The carrying value of the cash and cash equivalents and the accounts receivables approximates fair value because of their short-term nature.

We regularly review all our financial assets for impairment. There were no impairments recognized in 2011, 2010 and 2009.

Derivative Instruments and Hedging Activities

In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider our own and counterparty credit risk. At December 31, 2011 and 2010 we did not have any assets or liabilities that utilize Level 3 inputs. The valuation of our foreign exchange derivatives are based on the market approach using observable market inputs, such as forward rates and incorporate non-performance risk (the credit standing of the counterparty when the derivative is in a net asset position, and the credit standing of the Company when the derivative is in a net liability position). Our derivative assets are categorized as Level 2.

At December 31, 2011 (2010: nil) we had outstanding contracts with a notional amount of US$4.0 million. The fair value of these contracts at December 31, 2011 (2010: nil) was an asset of A$83,339 recorded as ‘Financial Instruments’ in consolidated balance sheet. As of December 31, 2011, substantially all of the derivative gain recognized in accumulated other comprehensive income (AOCI) will be recognized in earnings within the next 12 months. No amount of ineffectiveness was recorded in earnings for these designated cash flow hedges for the year ended December 31, 2011 (2010: nil). For further details, see Notes to Consolidated Financial Statements — Note 2. Summary of Significant Accounting Policies.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2009, 2010 and 2011)

(8) Property,	Plant and Equipment

	As of December, 31
	2011	2010
	A$	A$
Plant and equipment	18,893,890	15,110,554
Leasehold improvements	8,722,639	8,810,036
Capital work in process	5,534,498	8,792,690

	33,151,027	32,713,280
Accumulated depreciation	(12,855,847)	(9,586,365)

Property, plant & equipment, net	20,295,180	23,126,915

Capital work in process relates to assets under construction and comprises primarily of specialized manufacturing equipment. Legal right to the assets under construction rests with the Company. The amounts capitalized for capital work in process represents the percentage of expenditure that has been completed, and once the assets are placed into service the Company begins depreciating the respective assets. The accumulated amortisation of capitalised leasehold improvements for the fiscal years ended December 31, 2011, 2010 and 2009 was A$5,376,432, A$4,090,724 and A$2,770,434, respectively.

The Company receives Victorian government grants under certain research agreements to purchase plant and equipment. Plant and equipment is presented net of the government grant of A$680,221 for the year ended December 31, 2011 (2010: A$449,875). The grants are recognized against the acquisition costs of the related plant and equipment as and when the related assets are purchased. Grants received in advance of the relevant expenditure are treated as deferred income and included in Current Liabilities on the balance sheet as the Company does not control the monies until the relevant expenditure has been incurred. Grants due to the Company under research agreements are recorded as Currents Assets on the consolidated balance sheets.

Depreciation expense was A$3,298,541, A$2,990,858 and A$2,851,285 for the fiscal years ended December 31, 2011, 2010 and 2009, respectively.

(9) Accrued	Expenses

Accrued expenses consist of the following:

	As of December, 31
	2011	2010
	A$	A$
Legal, tax and accounting fees	511,121	591,184
Salary and related costs	706,053	587,695
Research and development materials	35,050	120,000
Production materials	786,708	657,142
Other	22,596	143,456

	2,061,528	2,099,477

(10) Stockholders’	Equity — Common Stock

Holders of common stock are generally entitled to one vote per share held on all matters submitted to a vote of the holders of common stock. At any meeting of the shareholders, the presence, in person or by proxy, of the

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2009, 2010 and 2011)

majority of the outstanding stock entitled to vote shall constitute a quorum. Except where a greater percentage is required by the Company’s Amended and Restated Certificate of Incorporation or By-laws, the affirmative vote of the holders of a majority of the shares of common stock then represented at the meeting and entitled to vote at the meeting shall be sufficient to pass a resolution. Holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and the common stock does not have pre-emptive rights.

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

Universal Biosensors Pty Ltd contributed A$806,158, A$714,123 and A$698,919 for the fiscal years ended December 31, 2011, 2010 and 2009, respectively.

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

	Years Ended December 31,
	2011	2010	2009
Weighted average shares used as denominator in calculating:
Basic net profit/(loss) per share	159,017,777	157,584,044	157,013,578

Diluted net profit/(loss) per share	159,017,777	157,584,044	161,354,802

(13)	Guarantees and Indemnifications

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

(for the years ended December 31, 2009, 2010 and 2011)

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

No liability has arisen under these indemnities as at December 31, 2011.

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

Universal Biosensors, Inc.

Schedule ii — Valuation and Qualifying Accounts

(for the years ended December 31, 2009, 2010 and 2011)

		Additions
	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at end of Period
	A$	A$	A$	A$	A$
Year ended December 31, 2009
Deferred income tax valuation allowance	10,601,120	2,998,487	—	(1,899,796)	11,699,811
Year ended December 31, 2010
Deferred income tax valuation allowance	11,699,811	1,896,668	372,305	—	13,968,784
Year ended December 31, 2011
Deferred income tax valuation allowance	13,968,784	4,357,503	30,161	—	18,356,448