Form 10-K, Exhibit 13
period 2013-12-31
UNIVERSAL BIOSENSORS INC
filed 2014-03-13
CIK 1279695

Exhibit 13

Universal Biosensors, Inc.

2013 Annual Report

Unless otherwise noted, references on this Annual Report to “Universal Biosensors,” the “Company,” “Group,” “we,” “our” or “us” means Universal Biosensors, Inc. (“UBI”) a Delaware corporation and, when applicable, its wholly owned Australian operating subsidiary, Universal Biosensors Pty Ltd (“UBS”).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes that appear elsewhere in this Annual Report. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs and other forward-looking information, including the types of forward looking statements described in our Form 10-K. Our (and our customer’s, partners’ and industry’s) actual results, levels of activity, performance or achievements may differ materially from those discussed in the forward-looking statements below and elsewhere in our Form 10-K. Factors that could cause or contribute to these differences include those discussed below and elsewhere in our Form 10-K, particularly in “Risk Factors.”

Our Business

We are a specialist medical diagnostics company focused on the research, development and manufacture of in vitro diagnostic test devices for consumer and professional point-of-care use.

We were incorporated in the State of Delaware on September 14, 2001 and our shares of common stock in the form of CHESS Depositary Interests (“CDIs”) have been quoted on the Australian Securities Exchange (“ASX”) since December 13, 2006. Our securities are not currently traded on any other public market. Our wholly owned subsidiary and primary operating vehicle, Universal Biosensors Pty Ltd was incorporated as a proprietary limited company in Australia on September 21, 2001. UBS conducts our research, development and manufacturing activities in Melbourne, Australia.

We have rights to an extensive patent portfolio, with certain patents owned by UBS and a number licensed to UBS by LifeScan and other third party licensees. Unless otherwise noted, references to “LifeScan” in this document are references collectively or individually to LifeScan, Inc., and/or LifeScan Europe, a division of Cilag GmbH International, both affiliates of Johnson and Johnson.

We are using our electrochemical cell technology platform to develop tests for a number of different markets. Our current focus is as set out below:

•	Coagulation testing market – we are working with Siemens Healthcare Diagnostics, Inc. (“Siemens”) to develop a range of products for the point-of-care coagulation market, pursuant to a collaboration agreement with Siemens (“Collaboration Agreement”) and, once approved for sale, will manufacture test strips for these products under a Supply Agreement with Siemens (“Supply Agreement”). We are also developing our own Prothrombin Time International Normalized Ratio (“PT-INR”) test targeted at the patient self-test market and intend to enter into distribution arrangements with respect to that test.

•	Blood glucose – we will provide services to LifeScan as required from time to time, pursuant to a Master Services and Supply Agreement (“Master Services and Supply Agreement”) and a development and research agreement (“Development and Research Agreement”) with LifeScan.

•	Other electrochemical-cell based tests – we are working on proving the broader applicability of our technology platform, including tests based on enzymatic, immunoassay and molecular diagnostic methods. We may seek to enter into collaborative arrangements, strategic alliances or distribution agreements with respect to any tests arising from this work.

Results of Operations

Analysis of Consolidated Revenue

Our total revenue increased by 102% during the 2012 financial year to A$29,646,443 compared to the 2011 financial year and decreased by 49% to A$15,089,672 during the 2013 financial year when compared to the 2012 financial year.

The movement in total revenue during these years was due to the following factors:

•	Revenue from products – during 2011, 2012 and 2013 we manufactured OneTouch® Verio® strips for LifeScan. There was increase in production of OneTouch® Verio® strips wherein we operated outside the interim costing period throughout the 2012 financial year for the first time. We operated within the interim costing period during three quarters of each of 2011 and 2013. The concept of interim costing periods is discussed in more detail below.

•	Revenue from services – during 2012, we recognized revenue of A$4,230,349 when we delivered on two

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

of the six milestones pursuant to our Collaboration Agreement with Siemens. The increase in 2012 also reflects the commencement of a new US$4.5 million research and development project for LifeScan in 2011 which was completed towards the end of 2012. Quarterly service fees have shown a good growth in all the three years.

Revenue from Products

OneTouch® Verio® was first launched in the Netherlands in January 2010 and is now available in countries that represent over 90% of the world self-monitoring blood glucose market. The financial results from the manufacturing of the blood glucose test strips during the respective periods are as follows:

	Years Ended December 31,
	2013	2012	2011
	A$	A$	A$
Revenue from products	10,170,804	19,368,745	12,063,582
Cost of goods sold	(10,455,567)	(17,987,049)	(12,310,302)

	(284,763)	1,381,696	(246,720)

Gross margin	-3%	7%	-2%

Pursuant to the Master Services and Supply Agreement we have with LifeScan, to the extent we are manufacturing OneTouch® Verio® blood glucose test strips for LifeScan, one of two pricing methodologies will apply depending on whether we are manufacturing above or below a specified quantity of blood glucose test strips in a quarter. Under the terms of this agreement, if purchase orders for less than the specified quantity of test strips are received by us from LifeScan within a quarter, we are considered to be in the “interim costing period”, in which case the first pricing methodology applies. In any interim costing period, the Company would not be expected to generate any profit from the manufacture of test strips for LifeScan, but would instead be expected to recover most of its glucose manufacturing costs. Conversely, under this agreement, if purchase orders received by us from LifeScan increase beyond the specified quantity of blood glucose test strips per quarter, the interim costing period will cease to apply and a different pricing methodology will apply, based on the understanding that at that time we would expect our blood glucose manufacturing operations to be profitable. LifeScan is under no obligation under this agreement to ask us to manufacture any OneTouch® Verio® blood glucose test strips.

We operated within the interim costing period during three quarters of 2011. During 2012, we remained outside the interim costing period as production volumes increased, before returning to the interim costing period in 2013 as volumes fell prior to the transition of all glucose strip production to LifeScan. This explains the increase in margins from (2%) in 2011 to 7% in 2012 and the decrease in margins to (3%) in 2013.

Between 2009 and 2013, UBS acted as a non-exclusive manufacturer of blood glucose test strips for LifeScan’s OneTouch® Verio® blood glucose testing product. With effect from December 31, 2013, UBS ceased the manufacture of the OneTouch® Verio® blood glucose test strips for LifeScan. Manufacture of the OneTouch® Verio® strips has been transitioned to LifeScan’s existing facility in Inverness, Scotland. We currently do not manufacture any other products and do not expect to generate revenues from products until we are able to manufacture test strips pursuant to the Supply Agreement with Siemens.

Revenue from Services

We provide various services to our customers and partners. The revenue is grouped into the following categories:

•	Product enhancement – a quarterly service fee based on the number of strips sold by LifeScan is payable to us as an ongoing reward for our services and efforts to enhance the product;

•	Contract research and development – we undertake contract research and development on behalf of our customers and partners;

•	Other services – ad-hoc services provided on an agreed basis based on our customers and partners requirements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

There are different arrangements for each service being provided. The net margin during the respective periods in relation to the provision of services is as follows:

	Years Ended December 31,
	2013	2012	2011
	A$	A$	A$
Revenue from services:
Quarterly services fee	3,405,881	2,236,251	544,263
Contract research and development	479,893	7,989,732	1,706,189
Other services	1,033,094	51,715	382,418

	4,918,868	10,277,698	2,632,870
Cost of services	(1,187,244)	(669,042)	(708,149)

	3,731,624	9,608,656	1,924,721

Quarterly service fee - The quarterly service fee paid by LifeScan increased by 52% during the 2013 financial year compared to the 2012 financial year and by 311% during the 2012 financial year when compared to the 2011 financial year, reflecting ongoing market penetration. In March 2013, LifeScan initiated a voluntary recall and replacement for a majority of its OneTouch® Verio® blood glucose meters worldwide, which impacted sales in 2013. The issue giving rise to the recall has been addressed.

The OneTouch® Verio® is now sold in over 90% of the world self-monitored blood glucose market. LifeScan launched the product initially in the Netherlands in January 2010 before making it available for sale in Australia in September 2010. During 2011, there were further launches of the product in Europe including France, Italy, Germany, the United Kingdom, Ireland and Spain. LifeScan first launched the OneTouch® Verio® system in the United States in January 2012.

LifeScan has the ability to terminate the obligation to pay quarterly service fees to us by either: i) paying us a lump sum amount, which it may only do once it has paid us a certain level of quarterly service fees (we do not expect this level of quarterly service fees will be achieved until worldwide sales volumes have increased significantly); or ii) as a result of other factors detailed in the Master Services and Supply Agreement including ceasing to sell the product, termination for breach, insolvency and bankruptcy, change of control and regulatory termination.

Contract research and development - The nature and scope of contract research and development are determined by our customers and partners based upon their requirements and therefore our revenues and margins tend to fluctuate. Revenue from contract research and development for 2011, 2012 and 2013 related to the following:

•	We generated revenues of A$479,893 and A$677,900, respectively, during 2013 and 2012 as reimbursement of costs for additional meter development work we undertook on behalf of Siemens.

•	We generated revenues of A$3,081,483 and A$1,706,189, respectively, during 2012 and 2011 relating to a project to demonstrate the feasibility of an innovative blood glucose product that we undertook for LifeScan in 2011. This project was completed towards the end of 2012.

•	In June and July 2012, the Company delivered on its first and second milestones under the Collaboration Agreement with Siemens by achieving proof of technical feasibility of a new test strip and received payments of A$1,522,534 (equivalent to US$1.5 million) and A$1,438,711 (equivalent to US$1.5 million). A sum of A$4,230,349 (equivalent to US$4,285,714) has been recognized as revenue from services in 2012 for this work.

Other services - We generated revenues principally from Siemens in 2012 and 2013 based on work undertaken for them. 2011 revenues were generated from LifeScan.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

Research and Development Expenses

Research and development expenses are related to developing meter and electrochemical cell platform technologies. Research and development expenses consist of costs associated with research activities, as well as costs associated with our product development efforts, including pilot manufacturing costs. Research and development expenses include:

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

Our principal research and development activities can be described as follows:

(a) Blood coagulation

We are developing Prothrombin Time tests for monitoring the therapeutic range of the anticoagulant, warfarin, based on measuring activity of the enzyme thrombin. In September 2011 we entered into a Collaboration Agreement with Siemens which was amended in September 2012, pursuant to which we will develop a range of test strips and reader products for the point-of-care coagulation market. The first test currently being developed is a modified version of our PT-INR test. In 2012, we entered into a Supply Agreement with Siemens under which we will manufacture and supply the test strips for these systems. We are also developing own PT-INR test targeted at the patient self-test market. All the systems we are currently developing in the blood coagulation platform are in the advanced development phase.

(b) Immunoassay

We are continuing to develop our immunoassay platform. We are developing a D-dimer test for the detection and monitoring of several conditions associated with thrombotic disease, particularly deep venous thrombosis (clots in the leg) and pulmonary embolism (clots in the lung). We are also working on a C-reactive protein test to assist in the diagnosis and management of inflammatory conditions.

This work, which is currently in the feasibility phase, will allow the electrochemical cell platform technology to be expanded to a range of immunoassay tests.

(c) DNA/RNA

We have undertaken some early stage feasibility work assessing the possibility of using DNA binding chemistries to build a low-cost test for DNA, RNA and as a possible alternative method for improving the sensitivity of protein assays. This concept work is at an early stage and may not yield any positive results. To enable us to access certain molecular diagnostic technology, we entered into a license with SpeeDx Pty Ltd. SpeeDx Pty Ltd is an Australian technology company focused on the development of catalytic nucleic acid enzymes for medical diagnostics and other applications.

Research and development expenses for the respective periods are as follows:

	Years Ended December 31,
	2013	2012	2011
	A$	A$	A$
Research	1,829,411	1,511,772	2,676,934
Development	13,654,491	11,970,687	7,135,462

Research and development expenses	15,483,902	13,482,459	9,812,396

Depending on the scope of research and development activities we undertake and the stages of development of each of these activities, our research and development expenditure will fluctuate.

In converting an idea or a concept into a commercial product, a number of development stages are required. The closer the idea or the concept to a product, the lower the technical risk but the greater the effort and cost expended. In our research and development program, the first phase is conducting exploratory research and feasibility studies. In this phase the idea is investigated by a small

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

focused team to establish the viability of the concept as the base for a product. Once this hurdle has been passed, the project enters the development phases, which include building prototype strips and instruments, finalizing the product design, carrying out extensive testing, creating the required documentation and developing or validating the manufacturing processes. This requires a larger group of people and a higher use of materials compared to the research phase, so is typically more expensive, but necessary to be able to commercialize a product.

Research and development expenditure increased by 15% during 2013 compared to 2012 and increased by 37% during 2012 compared to 2011. During these three years, our research and development activities were primarily focused around the blood coagulation platform. The increase is explained by the number of tests we have in the development phase. During 2011 and up until the first half of 2012, we only had the Prothrombin Time test in the development stage. In addition to the Prothrombin Time test, which is in the final stages of the development phase and is anticipated to launch in 2014, we have three other tests which are in their development phase prior to launch. Of these three tests, all within the point-of care coagulation market, two tests are part of our collaboration with Siemens.

The non-cash components of depreciation and share based payments expense included in the research and development expenditure are as follows:

	Years Ended December 31,
	2013	2012	2011
	A$	A$	A$
Depreciation	610,111	656,350	1,005,304
Share based payments	256,870	404,102	979,526

	866,981	1,060,452	1,984,830

While we have a degree of control as to how much we spend on research and development activities in the future, we cannot predict what it will cost to complete our individual research and development programs successfully or when or if they will be commercialized. The timing and cost of any program is dependent upon achieving technical objectives, which are inherently uncertain.

In addition, our business strategy contemplates that we may enter into collaborative arrangements with third parties for one or more of our non-blood glucose programs. In the event that we are successful in securing such third party collaborative arrangements, the third party may direct the research and development activities and may contribute towards all or part of the cost of these activities, both of which will influence our research and development expenditure. Research and development activities undertaken on behalf of our customers and partners were A$10,401,575, A$9,983,211 and A$1,055,192, respectively for 2013, 2012 and 2011.

General and Administrative Expenses

General and administrative expenses currently consist principally of salaries and related costs, including stock option expense, for personnel in executive, business development, finance, accounting, information technology and human resources functions. Other general and administrative expenses include depreciation, repairs and maintenance, insurance, facility costs not otherwise included in research and development expenses, consultancy fees and professional fees for legal, audit and accounting services. General and administrative expenses are generally fixed in nature.

General and administrative expenses for the respective periods are as follows:

	Years Ended December 31,
	2013	2012	2011
	A$	A$	A$
General and administrative expenses	6,200,786	6,790,524	7,271,488

General and administrative expenses decreased by 9% during 2013 compared to 2012 and decreased by 7% during 2012 compared to 2011, reflecting management’s intent of restricting spending on non-core activities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

The non-cash components of depreciation and share based payments expense included in the general and administrative expenditure are as follows:

	Years Ended December 31,
	2013	2012	2011
	A$	A$	A$
Depreciation	72,165	97,252	177,999
Share based payments	280,830	443,310	1,079,937

	352,995	540,562	1,257,936

Interest Income

Interest income increased to A$499,970 in 2013 from A$437,171 in 2012. Interest income was A$683,323 in 2011. The increase in interest income in 2013 is generally attributable to higher amounts of funds available for investment during the course of the year.

Interest Expense

Interest expense for the 2013 financial year of A$22,640 relates to a 2.95% interest rate being charged on a short-term borrowing initiated in February 2013. In comparison, interest expense for the 2012 financial year of A$29,263 relates to a 3.2% interest rate being charged on a short-term borrowing initiated in January 2012. Both these short-term loans were taken out to fund our insurance premiums and were repaid during the financial year when made.

Financing Costs

In December 2013, UBS accessed new capital via a US$25,000,000 loan facility of which US$15,000,000 was drawn in December 2013. A$710,101 of the financing costs is attributable to attending to the preparation, review and finalization of the loan documentation. The balance of the costs primarily relate to applicable interest of 10.5% levied on the loan. Interest and other costs relating to the loan have been amortized over the term of the loan.

Other

The Company has recorded research and development tax incentive income of A$6,279,954 for 2013 under this caption. The balance is primarily represented by foreign exchange movements arising from the settlement of foreign denominated transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies.

The research and tax development tax incentive receivable has been recorded as “Other current assets” in consolidated balance sheets.

The research and development tax incentive is one of the key elements of the Australian Government’s support for Australia’s innovation system. It was developed to assist businesses recover some of the costs of undertaking research and development. The research and development tax incentive provides a tax offset to eligible companies that engage in research and development activities.

Companies engaged in research and development may be eligible for either:

•	a 45% refundable tax offset for entities with an aggregated turnover of less than a A$20 million per annum, or

•	a 40% non-refundable tax offset for all other entities.

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

In addition, the Company enters into arrangements, which contain multiple revenue generating activities. The revenue for these arrangements is recognized as each activity is performed or delivered, based on the relative fair value and the allocation of revenue to all deliverables based on their relative selling price. In such circumstances, the Company uses a hierarchy to determine the selling price to be used for allocation of revenue to deliverables, vendor-specific objective evidence, third-party evidence of selling price and the Company’s best estimate of selling price. The Company’s process for determining its best estimate of selling price for deliverables without vendor-specific objective evidence or third-party evidence of selling price involves management’s judgment. The Company’s process considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable.

(b) Stock-Based Compensation

We account for stock-based employee compensation arrangements using the modified prospective method as prescribed in accordance with the provisions of ASC 718 – Compensation – Stock Compensation.

Each of the inputs to the Trinomial Lattice model is discussed below.

Share Price and Exercise Price at Valuation Date

With the exception of Zero Exercise Price Employee Options (“ZEPOs”), the value of all other options granted has been determined using the closing price of our common stock trading in the form of CDIs on ASX at the time of grant of the options. The exercise price of ZEPOs is nil. The ASX is the only exchange upon which our securities are quoted.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

(c) Income Taxes

We apply ASC 740 – Income Taxes which establishes financial accounting and reporting standards for the effects of income taxes that result from a company’s activities during the current and preceding years. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

(e) Warrants

In connection with our US$25 million loan facility, we issued to the lenders warrants entitling the holder to purchase up to an aggregate total of 4.5 million shares of UBI’s common stock in the form of CDIs at a price of A$1.00 per share. The fair value of the warrants to purchase common stock is estimated using the Trinomial Lattice model. Each of the inputs to the Trinomial Lattice model is discussed below.

Share Price and Exercise Price at Valuation Date

The share price of the warrants granted has been determined using the closing price of our common stock trading in the form of CDIs on ASX at the time of entering in to the loan facility. The ASX is the only exchange upon which our securities are quoted. The exercise price has been determined as stated in the credit agreement.

Volatility

We applied volatility having regard to the historical price change of our shares in the form of CDIs available from the ASX.

Time to Expiry

The warrants have a term of seven years.

Risk Free Rate

The risk free rate which we applied is equivalent to the yield on an Australian government bond with a time to expiry approximately equal to the expected time to expiry on the options being valued.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

Financial Condition, Liquidity and Capital Resources

Net Financial Assets

Our net financial assets position is shown below:

	Years Ended December 31,
	2013	2012	2011
	A$		A$
Financial assets:
Cash and cash equivalents	23,742,422	23,649,417	15,089,209
Accounts receivables	2,167,867	2,282,888	4,889,783
Financial instruments	0	0	83,339

Total financial assets	25,910,289	25,932,305	20,062,331

Debt:
Long term secured loan	15,857,966	0	0

Net financial assets	10,052,323	25,932,305	20,062,331

Since inception, we have financed our business primarily through the issuance of equity securities, funding from strategic partners and government grants, revenue from services and product sales. On December 19, 2013 we entered into a credit agreement (described below under the heading “Athyrium Credit Agreement”) with lenders for a US$25 million secured term loan. The term loan has a maturity date of December 19, 2018 and bears interest at 10.5% per annum. Interest payments are due quarterly over the five-year term of the term loan and, other than as described further below, we are not required to make payments of principal for amounts outstanding under the term loan until the maturity. Subject to certain exceptions, the term loan is secured by substantially all of our assets, including our intellectual property. We believe we have sufficient cash and cash equivalents to fund our operations for at least the next twelve months.

The carrying value of the cash and cash equivalents and the accounts receivables approximates fair value because of their short-term nature.

We regularly review all our financial assets for impairment. There were no impairments recognized for the years ended December 31, 2013, 2012 and 2011.

Athyrium Credit Agreement

On December 19, 2013 (“Closing Date”), UBI and its wholly owned subsidiary, UBS (together UBI and UBS, the “Transaction Parties”) entered into a credit agreement with Athyrium Opportunities Fund (A) LP (“Athyrium A”), as administrative agent (the “Administrative Agent”) and as a lender, and Athyrium Opportunities Fund (B) LP (“Athyrium B”) as a lender (Athyrium A and Athyrium B together with any other lenders party thereto from time to time, the “Lenders”) for a secured term loan of up to US$25 million (“Credit Agreement”). Of this amount, US$15 million had been drawn at December 31, 2013, with a further US$10 million available to be drawn down as follows:

•	US$5 million available within 30 days after the end of any quarter until January 30, 2015, conditional upon UBS satisfying certain conditions precedent including that in the immediately preceding quarter, UBS achieves quarterly service fee revenues from the sale of the OneTouch® Verio® blood glucose strips (“Verio QSFs”) plus coagulation manufacturing revenues of not less than US$1,800,000 in the aggregate; and

•	US$5 million available within 30 days after the end of any quarter until January 30, 2015, conditional upon UBS satisfying certain conditions precedent including that in the immediately preceding quarter, UBS achieves Verio QSF plus coagulation manufacturing revenues of not less than US$2,500,000 in the aggregate.

The term loan has a maturity date of December 19, 2018 (“Maturity Date”) and bears interest at 10.5% per annum payable in cash quarterly in arrears over the five year term, and as otherwise described in the Credit Agreement. A default interest rate of 13% per annum shall apply during the existence of a default under the Credit Agreement. Other than as summarized below, UBS is not required to make payments of principal for amounts outstanding under the term loan until maturity, December 19, 2018. The term loan under the Credit Agreement is secured by substantially all of UBI and UBS’ assets. UBI (together with any future subsidiaries) guarantees all of UBS’s obligations under the Loan.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

Voluntary prepayments of the term loans are not permitted prior to the second anniversary of the Closing Date, except in the event of a change of control of a Transaction Party. After the second anniversary, UBS can make voluntary repayments in minimum principal amounts of US$2,500,000 together with interest, plus the premium described below. UBS must make mandatory prepayments in certain prescribed circumstances, including in the event of raising additional debt financing, a sale or transfer of assets other than in certain circumstances and in the event of other specified extraordinary receipts. Extraordinary events include cash received or paid other than in the ordinary course of business, such as tax refunds (other than GST and R&D tax rebates), LifeScan lump sum fee payments and Siemens termination fees. In such events, UBS must prepay to the Lenders 100% of the net cash proceeds received. In the event of a prepayment on or prior to the second anniversary of the Closing Date, UBS must also pay a prepayment premium of 20% of the loans due and payable on that date. If there is a prepayment after the second anniversary of the Closing Date, UBS must pay a prepayment premium commencing at 15% of the loans due and payable on the applicable date and reducing pro-rata on a monthly basis until the Maturity Date.

UBS has paid a non-refundable fee of US$625,000 to the Lenders on the Closing Date (being 2.5% of the aggregate credit facility) and a 2% commitment fee based on any available unused borrowing commitment under the Credit Agreement until January 30, 2015. The Lenders will also be entitled to receive 30% of the net proceeds of milestone payments paid under the Collaboration Agreement by and among UBS, UBI and Siemens Healthcare Diagnostics, Inc., up to a maximum of US$600,000 in the aggregate. UBS has also agreed to pay certain taxes arising in connection with the Credit Agreement and other Loan Documents, including withholding taxes. UBS has also agreed to pay certain reasonable out-of-pocket expenses incurred by the Lenders in connection with the loan documents, or as may be incurred in connection with the enforcement or protection of the Lenders’ rights.

The Credit Agreement also contains certain covenants, including among other things, covenants: (i) relating to the delivery of financial and other information and certificates, notices of defaults, litigation and other material events; payment of taxes and other obligations; and maintenance of insurance; (ii) which limit or restrict the incurrence of liens; the making of investments; the incurrence of certain indebtedness; mergers, dispositions, liquidations, or consolidations and significant asset sales; restricted payments; transactions with affiliates other than on normal and arms-length terms; burdensome agreements; prepayment of other indebtedness; and ownership of subsidiaries; and (iii) which require UBS to maintain unrestricted cash of not less than US$2,000,000 in a specified bank account at any time.

Derivative Instruments and Hedging Activities

In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider our own and counterparty credit risk. For years ended December 31, 2013, 2012 and 2011, we did not have any assets or liabilities that utilize Level 3 inputs. The valuation of our foreign exchange derivatives is based on the market approach using observable market inputs, such as forward rates, and incorporates non-performance risk (the credit standing of the counterparty when the derivative is in a net asset position, and the credit standing of the Company when the derivative is in a net liability position). Our derivative assets are categorized as Level 2.

We had no outstanding contracts as at December 31, 2013 and 2012, respectively. We had contracts with a notional amount of US$4.0 million outstanding as at December 31, 2011. The fair value of these contracts at December 31, 2013 and 2012 were nil and an asset of A$83,339 at December 31, 2011 recorded as ‘Financial Instruments’ in the consolidated balance sheets. During the year ended December 31, 2013, we recognized gains of nil and losses of A$83,339 and gains of A$83,339 recorded in earnings for the years ended December 31, 2012 and 2011, respectively. No amount of ineffectiveness was recorded in earnings for these designated cash flow hedges for the years ended December 31, 2013, 2012 and 2011. For further details, see Notes to Consolidated Financial Statements – Note 2, Summary of Significant Accounting Policies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

Measures of Liquidity and Capital Resources

The following table provides certain relevant measures of liquidity and capital resources:

	Years Ended December 31,
	2013	2012	2011
	A$	A$	A$
Cash and cash equivalents	23,742,422	23,649,417	15,089,209
Working capital	30,367,292	24,168,714	17,584,523
Ratio of current assets to current liabilities	6.60 : 1	4.83 : 1	3.51 : 1
Shareholders’ equity per common share	0.17	0.23	0.22

The movement in cash and cash equivalents and working capital during the three years was primarily due to reductions to outflows of cash and to the timing of cash receipts, payments, sales and accruals in the ordinary course of business. In addition to the reductions resulting from operating outflows of cash:

•	A first tranche loan of US$15,000,000 (equivalent to A$16,909,029) pursuant to the Athyrium Credit Agreement was drawn in December 2013 by UBS

•	in 2012, we also had financing inflows of A$12,524,124 (net of related transaction costs) we raised in capital by way of a Placement and Share Purchase Plan.

We have not identified any collection issues with respect to receivables.

Summary of Cash Flows

	Years Ended December 31,
	2013	2012	2011
	A$	A$	A$
Cash provided by/(used in):
Operating activities	(16,628,576)	(3,300,757)	(7,159,118)
Investing activities	(159,437)	(687,245)	(1,102,943)
Financing activities	16,339,630	12,548,210	79,504

Net increase/(decrease) in cash and cash equivalents	(448,383)	8,560,208	(8,182,557)

Our net cash used in operating activities during the three years was primarily for our research and development projects including efforts involved in establishing our manufacturing operations. The outflows during these three years have been partially offset by receipts from our customers and partners.

Our net cash used in investing activities for all years is primarily for the purchase of various plant and equipment and fit out of our facilities based on our needs.

Our net cash provided by financing activities in 2012 relates primarily to the A$12,524,124 (net of related transaction costs) we raised in capital by way of a Placement and Share Purchase Plan. In 2013, we drew down on the first tranche of the loan of US$15,000,000 (equivalent to A$16,909,029) pursuant to the Athyrium Credit Agreement. The balance of the net cash provided by financing activities in all the years is primarily proceeds received from employees exercising their options.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

Off-Balance Sheet Arrangement

The future minimum lease payments under non-cancellable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2013 are:

A$
Less than 1 year	549,092
1 – 3 years	1,117,422
3 – 5 years	1,190,538
More than 5 years	624,152

Total minimum lease payments	3,481,204

The above relates to our operating lease obligations in relation to the lease of our premises and certain office equipment.

Contractual Obligations

Our future contractual obligations at December 31, 2013 were as follows:

	Payments Due By Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	A$	A$	A$	A$	A$
Asset Retirement Obligations (1)	2,549,928	0	0	0	2,549,928
Operating Lease Obligations (2)	3,481,204	549,092	1,117,422	1,190,538	624,152
Purchase Obligations (3)	1,553,420	1,553,420	0	0	0
Long term secured loan (4)	15,857,966	0	0	15,857,966	0
Financing costs (5)	10,006,046	2,813,889	3,115,686	4,076,471	0
Other Long-Term Liabilities on Balance Sheet (6)	147,662	0	95,714	48,968	2,980

Total	33,596,226	4,916,401	4,328,822	21,173,943	3,177,060

(1)	Represents legal obligations associated with the retirement and removal of long-lived assets.
(2)	Our operating lease obligations relate primarily to the lease of our premises.
(3)	Represents outstanding purchase orders
(4)	US$15 million payable to the lenders on maturity date pursuant to the Athyrium Credit Agreement.
(5)	Interest and other fees and charges payable to the lenders pursuant to the Athyrium Credit Agreement
(6)	Represents long service leave owing to the employees.

Segments

We operate in one segment. Our principal activities are research and development, commercial manufacture of approved medical or testing devices and the provision of services including contract research work.

Recent Accounting Pronouncements

See Notes to Consolidated Financial Statements – Note 2, Summary of Significant Accounting Policies.

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

Although the Company has a hedging program, as at balance sheet date there were no open derivatives that would need to be disclosed.

Interest Rate Risk

Since the majority of our investments are in cash and cash equivalents in U.S. or Australian dollars, our interest income is affected by changes in the general level of U.S. and Australian interest rates. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk. Our investment portfolio is subject to interest rate risk but due to the short duration of our investment portfolio, we believe an immediate 10% change in interest rates would not be material to our financial condition or results of operations.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Universal Biosensors, Inc.

In our opinion, the consolidated balance sheets and the related consolidated statements of comprehensive income, consolidated statements of stockholders’ equity and comprehensive income and consolidated statements of cash flows present fairly, in all material respects, the financial position of Universal Biosensors, Inc. and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index under 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171 T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

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
March 13, 2014

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171 T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

Universal Biosensors, Inc.

Consolidated Balance Sheets

	December 31, 2013	December 31, 2012
	A$	A$
ASSETS
Current assets:
Cash and cash equivalents	23,742,422	23,649,417
Inventories, net	4,207	3,602,237
Accounts receivable	2,167,867	2,282,888
Prepayments	825,800	159,994
Other current assets	9,049,283	786,194

Total current assets	35,789,579	30,480,730
Non-current assets:
Property, plant and equipment	33,816,691	33,693,036
Less accumulated depreciation	(17,906,571)	(15,426,916)

Property, plant and equipment – net	15,910,120	18,266,120

Other non-current assets	2,920,000	320,000

Total non-current assets	18,830,120	18,586,120

Total assets	54,619,699	49,066,850

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	974,754	2,516,303
Accrued expenses	2,329,440	1,959,869
Deferred revenue	957,916	829,038
Employee entitlements provision	1,160,177	1,006,806

Total current liabilities	5,422,287	6,312,016
Non-current liabilities:
Asset retirement obligations	2,549,928	2,351,464
Employee entitlements provision	147,662	202,192
Long term secured loan	15,857,966	0
Deferred revenue	957,916	829,039

Total non-current liabilities	19,513,472	3,382,695

Total liabilities	24,935,759	9,694,711

Commitments and contingencies	0	0

Stockholders’ equity:
Preferred stock, US$0.01 par value. Authorized 1,000,000 shares; issued and outstanding nil in 2013 (2012: nil)
Common stock, US$0.0001 par value. Authorized 300,000,000 shares; issued and outstanding 175,600,605 shares in 2013 (2012: 173,959,863)	17,560	17,396
Additional paid-in capital	94,955,051	93,009,607
Accumulated deficit	(53,356,552)	(44,225,330)
Current year loss	(11,633,807)	(9,131,222)
Accumulated other comprehensive income	(298,312)	(298,312)

Total stockholders’ equity	29,683,940	39,372,139

Total liabilities and stockholders’ equity	54,619,699	49,066,850

See accompanying notes to the financial statements

Universal Biosensors, Inc.

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
	2013	2012	2011
	A$	A$	A$
Revenue
Revenue from products	$10,170,804	$19,368,745	$12,063,582
Revenue from services	4,918,868	10,277,698	2,632,870

Total revenue	15,089,672	29,646,443	14,696,452
Operating costs & expenses
Cost of goods sold	10,455,567	17,987,049	12,310,302
Cost of services	1,187,244	669,042	708,149
Research and development	15,483,902	13,482,459	9,812,396
General and administrative	6,200,786	6,790,524	7,271,488

Total operating costs & expenses	33,327,499	38,929,074	30,102,335

Loss from operations	(18,237,827)	(9,282,631)	(15,405,883)
Other income/(expense)
Interest income	499,970	437,171	683,323
Interest expense	(22,640)	(29,263)	0
Financing costs	(797,126)	0	0
Other	6,923,816	(256,499)	30,443

Total other income	6,604,020	151,409	713,766
Net loss before tax	(11,633,807)	(9,131,222)	(14,692,117)
Income tax benefit/(expense)	0	0	0

Net loss	$(11,633,807)	$(9,131,222)	$(14,692,117)

Earnings per share
Basic and diluted net loss per share	(0.07)	(0.06)	(0.09)
Other comprehensive loss, net of tax:
Unrealized gain on derivative instruments	0	0	83,339
Reclassification for gains realized in net income	0	(83,339)	0

Other comprehensive (loss)/gain	0	(83,339)	83,339

Comprehensive loss	(11,633,807)	(9,214,561)	(14,608,778)

See accompanying notes to the financial statements.

Universal Biosensors, Inc.

Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income

	Ordinary shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	Shares	Amount
		A$	A$	A$	A$	A$
Balances at January 1, 2011	158,871,495	15,887	77,034,717	(29,533,213)	(298,312)	47,219,079
Net loss	0	0	0	(14,692,117)	0	(14,692,117)
Other comprehensive gain	0	0	0	0	83,339	83,339
Exercise of stock options issued to employees	181,999	18	79,486	0	0	79,504
Shares issued to employees	86,471	9	76,950	0	0	76,959
Stock option expense	0	0	2,255,842	0	0	2,255,842

Balances at December 31, 2011	159,139,965	15,914	79,446,995	(44,225,330)	(214,973)	35,022,606
Net loss	0	0	0	(9,131,222)	0	(9,131,222)
Other comprehensive loss	0	0	0	0	(83,339)	(83,339)
Issuance of ordinary shares at A$0.90 per share, net of issuance costs	14,626,713	1,463	12,522,661	0	0	12,524,124
Exercise of stock options issued to employees	115,240	11	24,075	0	0	24,086
Shares issued to employees	77,945	8	84,952	0	0	84,960
Stock option expense	0	0	930,924	0	0	930,924

Balances at December 31, 2012	173,959,863	17,396	93,009,607	(53,356,552)	(298,312)	39,372,139
Net loss	0	0	0	(11,633,807)	0	(11,633,807)
Issuance of warrants	0	0	923,104	0	0	923,104
Exercise of stock options issued to employees	1,497,025	150	360,448	0	0	360,598
Shares issued to employees	143,717	14	70,958	0	0	70,972
Stock option expense	0	0	590,934	0	0	590,934

Balances at December 31, 2013	175,600,605	17,560	94,955,051	(64,990,359)	(298,312)	29,683,940

See accompanying notes to the financial statements.

Universal Biosensors, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2013	2012	2011
	A$	A$	A$
Cash flows from operating activities provided by/(used in):
Net loss	(11,633,807)	(9,131,222)	(14,692,117)
Adjustments to reconcile net profit/(loss) to net cash provided by/(used in) operating activities:
Depreciation and amortization	2,497,345	2,637,141	3,298,541
Share based payments expense	590,934	930,924	2,255,842
Loss on fixed assets disposal	4,544	9,766	17,715
Unrealized foreign exchange losses	114,568	0	0
Financing costs—amortization of warrants	5,994	0	0
Change in assets and liabilities:
Inventory	3,598,030	17,163	(428,307)
Accounts receivables	404,418	2,606,895	(1,300,985)
Prepaid expenses and other current assets	(10,824,351)	(26,632)	(725,797)
Deferred revenue	257,755	(1,437,125)	4,492,426
Employee entitlements	98,841	202,798	249,231
Accounts payable and accrued expenses	(1,742,847)	889,535	(325,667)

Net cash used in operating activities	(16,628,576)	(3,300,757)	(7,159,118)

Cash flows from investing activities:
Purchases of property, plant and equipment	(159,437)	(687,245)	(1,102,943)

Net cash used in investing activities	(159,437)	(687,245)	(1,102,943)

Cash flows from financing activities:
Gross proceeds from share issue	0	13,164,042	0
Transaction costs on share issue	0	(639,918)	0
Proceeds from borrowings	17,676,500	921,725	0
Repayment of borrowings	(767,471)	(921,725)	0
Borrowing costs	(929,997)	0	0
Proceeds from stock options exercised	360,598	24,086	79,504

Net cash provided by financing activities	16,339,630	12,548,210	79,504

Net increase/(decrease) in cash and cash equivalents	(448,383)	8,560,208	(8,182,557)
Cash and cash equivalent at beginning of period	23,649,417	15,089,209	23,271,766
Effect of exchange rate fluctuations on the balances of cash held in foreign currencies	541,388	0	0

Cash and cash equivalents at end of period	23,742,422	23,649,417	15,089,209

See accompanying notes to the financial statement

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2011, 2012 and 2013)

(1)	Basis of Presentation

These consolidated financial statements are presented in accordance with “U.S. GAAP”. All amounts are expressed in Australian dollars (“AUD” or “A$”) unless otherwise stated.

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

Short-Term Investments (Held-to-maturity)

Short-term investments constitute all highly liquid investments with term to maturity from three months to twelve months. The carrying amount of short-term investments is equivalent to their fair value.

Concentration of Credit Risk and Other Risks and Uncertainties

Cash and cash equivalents and accounts receivable consists of financial instruments that potentially subject the Company to concentration of credit risk to the extent of the amount recorded on the consolidated balance sheets. The Company’s cash and cash equivalents are invested with one of Australia’s largest banks. The Company is exposed to credit risk in the event of default by the banks holding the cash or cash equivalents to the extent of the amount recorded on the consolidated balance sheets. The Company has not experienced any losses on its deposits of cash and cash equivalents. The Company has not identified any collectability issues with respect to receivables.

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

(for the years ended December 31, 2011, 2012 and 2013)

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

For cash flow hedges, other than those covered by the preceding statement, the associated cumulative gain or loss is removed from equity and recognized in the consolidated statements of comprehensive income in the same period or periods during which the hedged forecast transaction affects the consolidated statements of comprehensive income and on the same line item as that hedged forecast transaction. The ineffective part of any gain or loss is recognized immediately in the consolidated statements of comprehensive income.

When a hedging instrument expires or is sold, terminated or exercised, or the Company revokes designation of the hedge relationship but the hedged forecast transaction is still probable to occur, the cumulative gain or loss at that point remains in equity and is recognized in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, then the cumulative unrealized gain or loss recognized in equity is recognized immediately in the consolidated statements of comprehensive income.

Derivative Instruments and Hedging Activities

In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider our own and counterparty credit risk. For years ended December 31, 2011, 2012 and 2013, we did not have any assets or liabilities that utilize Level 3 inputs. The valuation of our foreign exchange derivatives are based on the market approach using observable market inputs, such as forward rates and incorporate non-performance risk (the credit standing of the counterparty when the derivative is in a net asset position, and the credit standing of the Company when the derivative is in a net liability position). Our derivative assets are categorized as Level 2.

Inventory

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and estimated costs necessary to dispose. Inventories are principally determined under the average cost method which approximates cost. Cost comprises direct materials, direct labour and an appropriate portion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Cost also includes the transfer from equity of any gains/losses on qualifying cash flow hedges relating to purchases of raw material. Costs of purchased inventory are determined after deducting rebates and discounts.

	Years Ended December 31,
	2013	2012	2011
	A$	A$	A$
Raw materials	4,169	2,925,482	3,254,675
Work in progress	38	120,596	102,239
Finished goods	0	556,159	262,486

	4,207	3,602,237	3,619,400

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2011, 2012 and 2013)

Receivables

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the best estimate of the amount of probable credit losses in the existing accounts receivable. The allowance is determined based on a review of individual accounts for collectibility, generally focusing on those accounts that are past due. The current year expense to adjust the allowance for doubtful accounts, if any, is recorded within general and administrative expenses in the consolidated statements of comprehensive income. Account balances are charged against the allowance when it is probable the receivable will not be recovered.

	Years Ended December 31,
	2013	2012	2011
	A$	A$	A$
Accounts receivable	2,167,867	2,282,888	4,889,783
Allowance for doubtful debts	0	0	0

	2,167,867	2,282,888	4,889,783

Property, Plant, and Equipment

Property, plant, and equipment are recorded at acquisition cost, less accumulated depreciation.

Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of machinery and equipment is 3 to 10 years. Leasehold improvements are amortized on the straight-line method over the shorter of the remaining lease term or estimated useful life of the asset. Maintenance and repairs are charged to operations as incurred, include normal services and do not include items of a capital nature.

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

Research and development expenses for the respective periods are as follows:

	Years Ended December 31,
	2013	2012	2011
	A$	A$	A$
Research and development expenses	15,483,902	13,482,459	9,812,396

Income Taxes

The Company applies ASC 740 – Income Taxes which establishes financial accounting and reporting standards for the effects of income taxes that result from a company’s activities during the current and preceding years. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2011, 2012 and 2013)

Where it is more likely than not that some portion or all of the deferred tax assets will not be realized the deferred tax assets are reduced by a valuation allowance. The valuation allowance is sufficient to reduce the deferred tax assets to the amount that is more likely than not to be realized. A reconciliation of the valuation and qualifying accounts is attached as Schedule ii.

We are subject to income taxes in the United States and Australia. U.S. federal income tax returns up to and including the 2012 financial year has been filed. Internationally, consolidated income tax returns up to and including the 2012 financial year have been filed.

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

Our overall ARO changed as follows:

	Years Ended December 31,
	2013	2012	2011
	A$	A$	A$
Opening balance at January 1	2,351,464	2,166,691	1,998,060
Accretion expense	198,464	184,773	168,631

Ending balance at December 31	2,549,928	2,351,464	2,166,691

Fair Value of Financial Instruments

The carrying value of all current assets and current liabilities approximates fair value because of their short-term nature. The estimated fair value of all other amounts has been determined, depending on the nature and complexity of the assets or the liability, by using one or all of the following approaches:

•	Market approach – based on market prices and other information from market transactions involving identical or comparable assets or liabilities.

•	Cost approach – based on the cost to acquire or construct comparable assets less an allowance for functional and/or economic obsolescence.

•	Income approach – based on the present value of a future stream of net cash flows

These fair value methodologies depend on the following types of inputs:

•	Quoted prices for identical assets or liabilities in active markets (Level 1 inputs)

•	Quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active or are directly or indirectly observable (Level 2 inputs)

•	Unobservable inputs that reflect estimates and assumptions (Level 3 inputs)

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

(for the years ended December 31, 2011, 2012 and 2013)

recoverable from its undiscounted cash flows, an impairment loss is measured by comparing the carrying value of the asset to its fair value, based on discounted cash flows.

Australian Goods and Services Tax (GST)

Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognized as part of the cost of acquisition of the asset or as part of the expense. Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the consolidated balance sheets.

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

Revenue from services is recognized when a persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. Revenue recognition principles are assessed for each new contractual arrangement and the appropriate accounting is determined for each service.

Where our agreements contain multiple elements, or deliverables, such as the manufacture and sale of products, provision of services or research and development activities, they are assessed to determine whether separate delivery of the individual elements of such arrangements comprises more than one unit of accounting. Where an arrangement can be divided into separate units of accounting (each unit constituting a separate earnings process), the arrangement consideration is allocated amongst those varying units based on the relative selling price of the separate units of accounting and the applicable revenue recognition criteria applied to the separate units. Selling prices are determined using fair value as determined by either vendor specific objective evidence or third party evidence of the selling price, when available, or the Company’s best estimate of selling price when fair value is not available for a given unit of accounting.

Under ASC 605-25, the delivered item(s) are separate units of accounting, provided (i) the delivered item(s) have value to a customer on a stand-alone basis, and (ii) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in our control. Where the arrangement cannot be divided into separate units, the individual deliverables are combined as a single unit of accounting and the total arrangement consideration is recognized across other deliverables in the arrangement or over the estimated collaboration period. Payments under these arrangements typically include one or more of the following: non-refundable, upfront payments; funding of research and/or development efforts; and milestone payments.

We typically generate milestone payments from our customers pursuant to the various agreements we have with them. Non-refundable milestone payments which represent the achievement of a significant technical/regulatory hurdle in the research and development process pursuant to collaborative agreements, and are deemed to be substantive, are recognized as revenue upon the achievement of the specified milestone. If the non-refundable milestone payment is not substantive or stand-alone value, the non-refundable milestone payment is deferred and recognized as revenue either over the estimated performance period stipulated in the agreement or across other deliverables in the arrangement.

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

(for the years ended December 31, 2011, 2012 and 2013)

Company considers revenue from the sales of products, revenue from services and the income received from milestone payments indicative of its core operating activities or revenue producing goals of the Company, and as such have accounted for this income as “revenues”.

Product and Service Agreements

In October 2007, the Company and LifeScan entered into a Master Services and Supply Agreement, under which the Company would provide certain services to LifeScan in the field of blood glucose monitoring and act as a non-exclusive manufacturer of blood glucose test strips. The Master Services and Supply Agreement was subsequently amended and restated in May 2009. The Company has concluded the Master Services and Supply Agreement should be accounted for as three separate units of accounting: 1) research and development to assist LifeScan in receiving regulatory clearance to sell the blood glucose product (milestone payment), 2) contract manufacturing of the blood glucose test strips (contract manufacturing) which ceased in December 2013; and 3) ongoing services and efforts to enhance the product (product enhancement).

All consideration within the Master Services and Supply agreement is contingent. The Company concluded the undelivered items were not priced at a significant incremental discount to the delivered items and revenue for each deliverable will be recognized as each contingency is met and the consideration becomes fixed and determinable. The milestone payment was considered to be a substantive payment and the entire amount has been recognized as revenue when the regulatory approval was received. Revenues for contract manufacturing and ongoing efforts to enhance the product are recognized as revenue from products or revenue from services, respectively, when the four basic criteria for revenue recognition are met.

In October 2011, the Company entered into a Statement of Work pursuant to the Development and Research agreement with LifeScan to provide services for a feasibility study for an innovative blood glucose product. The services relating to this agreement were completed towards the end of 2012.

Research and Development Agreement

On September 9, 2011 the Company entered into a Collaboration Agreement with Siemens to develop coagulation related products for hospital point-of-care and ambulatory care coagulation markets. In addition to an up-front, non-refundable payment of A$2,961,245 (equivalent to US$3 million); the Collaboration Agreement contained a further six payments from Siemens upon the achievement of certain defined milestones. These six milestones relate to feasibility, regulatory submissions and the launch of the products to be developed. The Company has concluded that the up-front payment is not a separate unit of accounting and recorded the amount as deferred revenue to be recognized as revenue across other deliverables in the arrangement with Siemens based upon the Company’s best estimate of selling price. The deliverables related to each milestone are considered substantive and are not priced at a significant incremental discount to the other deliverables. As the achievement of the milestones is contingent upon a future event, the revenue for each deliverable will be recognized as the contingencies are met and the consideration becomes fixed and determinable.

Of the six milestones, the Company has delivered on two as of December 31, 2013:

•	In June 2012, the Company delivered on its first milestone by achieving proof of technical feasibility of a new test strip and received a payment of A$1,522,534 (equivalent to US$1.5 million) as consideration. A sum of A$2,175,048 (equivalent to US$2,142,857) has been recognized as revenue from services in June 2012 in this regards.

•	In July 2012, the Company delivered on its second milestone by achieving proof of technical feasibility of another new test strip and received a payment of A$1,438,711 (equivalent to US$1.5 million) as consideration. A sum of A$2,055,301 (equivalent to US$2,142,857) has been recognized as revenue from services in July 2012 in this regards.

Of the total amount of A$4,230,349 (equivalent to US$4,285,714) recognized as revenue, A$2,961,245 (equivalent to US$3.0 million) relates to the achievement of the two milestones whilst the balance relates to a portion of the deferred US$3 million up-front payment allocated to these milestones based upon their relative estimate of selling price.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2011, 2012 and 2013)

Interest income

Interest income is recognized as it accrues, taking into account the effective yield on the cash and cash equivalents.

Research and development tax incentive income

Research and development tax incentive income is recognized when there is reasonable assurance that the income will be received, the relevant expenditure has been incurred, and the consideration can be reliably measured.

For the 2013 financial year, the Company has recorded research and development tax incentive income of A$6,279,954 under the caption “Other” in the consolidated condensed statements of comprehensive income. There was no research and development tax incentive income recognized in 2012 and 2011.

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

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of comprehensive income.

The Company has recorded foreign currency transaction gains/(losses) of A$643,862, (A$232,458) and (A$4,442) in each of the years ended December 31, 2013, 2012 and 2011, respectively.

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

Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Our contingent liabilities as at December 31, 2013 are as follows:

•

we have a potential obligation to pay 50% of the patent fees paid by LifeScan in respect of the patents we license from LifeScan prior to the date of the first commercial sale of a non-glucose product that utilizes the technology licensed from LifeScan and 50% of the patent fees incurred by LifeScan in respect of such patents thereafter. In the event of the first commercial sale of a non-glucose product, the initial amount that could be paid by us to LifeScan is projected to be between US$1.3 million to US$1.6 million. We would have the right to make this payment either as a lump sum within 45 days of receipt of the supporting

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2011, 2012 and 2013)

documentation from LifeScan or in equal monthly installment payments during the 24 months subsequent to the date of receipt of the supporting documentation. Currently the non-glucose products continue to be in the research and development phase.

•	during 2009, LifeScan chose not to proceed with the registration of the then current product but to proceed with an enhanced product, called OneTouch® Verio®, and acknowledged that there would be a delay as a result. As a result of this change, LifeScan agreed to pay additional amounts per strip manufactured by us in 2010 and 2011 up to a specified volume limit (“manufacturing initiation payments”). At the same time, we agreed to pay LifeScan a marketing support payment in each of the two years following the first year in which 1 billion strips are sold by LifeScan equal to 40% of the total manufacturing initiation payments made. The total amount of marketing support payments expected to be paid to LifeScan is approximately US$2 million. Based on the current volume of strips sold by LifeScan, it is uncertain whether we will be required to pay this marketing support payment.

•	we have engaged Planet Innovation Pty Ltd (“Planet Innovation”) to assist us with design and engineering for future analyzers. As part of the agreement, Planet Innovation will be paid a success payment upon the formal acceptance of the analyzer for commercial manufacture and a further success payment on launch sign-off for the first commercial sale of the analyzer. All of the analyzers Planet Innovation is currently working on are in the research and development phases, and therefore at this stage their commercial manufacture and sale and the amount of any future success payment cannot be reliably estimated.

Patent and License Costs

Legal and maintenance fees incurred for patent application costs have been charged to expense and reported in research and development expense. Legal fees incurred for patents relating to commercialized products are capitalized and amortized over the life of the patents.

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

Leased Assets

All of the Company’s leases for the years ended December 31, 2013, 2012 and 2011 are considered operating leases. The costs of operating leases are charged to the statements of comprehensive income on a straight-line basis over the lease term.

Stock-based Compensation

We measure stock-based compensation at grant date, based on the estimated fair value of the award, and recognize the cost as an expense on a straight-line basis over the vesting period of the award. We estimate the fair value of stock options using the Trinomial Lattice model. We also grant our employees Restricted Stock Units (“RSUs”) and ZEPOs. RSUs are stock awards granted to employees that entitle the holder to shares of common stock as the award vests. ZEPOs are stock options granted to employees that entitle the holder to shares of common stock as the award vests. The exercise price of RSUs are determined and fixed on the grant date based on the Company’s stock price. The exercise price of ZEPOs is nil. See note 5 for further details.

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

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2011, 2012 and 2013)

Employee Benefit Costs

The Company contributes to standard defined contribution superannuation funds on behalf of all employees. This contribution amount, formerly equal to 9% of each employee’s salary, was increased by law to 9.25% of each such employee’s salary. Superannuation is a compulsory savings program whereby employers are required to pay a portion of an employee’s remuneration to an approved superannuation fund that the employee is typically not able to access until they are retired. The Company permits employees to choose an approved and registered superannuation fund into which the contributions are paid. Contributions are charged to the statements of comprehensive income as they become payable.

Net Loss per Share and Anti-dilutive Securities

Basic and diluted net loss per share is presented in conformity with ASC 260 – Earnings per Share. Basic and diluted net loss per share has been computed using the weighted-average number of common shares outstanding during the period. Other than in a profit making year, the potentially dilutive options issued under the Universal Biosensors Employee Option Plan were not considered in the computation of diluted net loss per share because they would be anti-dilutive given the Company’s loss making position.

Total Comprehensive Income

The Company follows ASC 220 – Comprehensive Income. Comprehensive income is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders, and for the Company, includes net income and cumulative translation adjustments.

The tax effect allocated to each component of other comprehensive income is as follows:

	Before-Tax Amount	Tax (Expense)/ Benefit	Net-of-Tax Amount
	A$	A$	A$
2013
Unrealized loss on derivative instruments	0	0	0
Reclassification for gains realised in net income	0	0	0

Other comprehensive loss	0	0	0

2012
Unrealized loss on derivative instruments	0	0	0
Reclassification for gains realised in net income	83,339	0	83,339

Other comprehensive loss	83,339	0	83,339

2011
Unrealized gain on derivative instruments	83,339	0	83,339
Reclassification for gains realised in net income	0	0	0

Other comprehensive loss	83,339	0	83,339

Recent Accounting Pronouncements

In December 2011, the FASB issued ASU 2011-11 which amended the disclosure requirements regarding offsetting assets and liabilities of derivatives, sale and repurchase agreements, reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The enhanced disclosure requires entities to provide both net and gross information for these assets and liabilities. The amendment is effective for fiscal years beginning on or after January 1, 2013. The adoption of this guidance has not had a material impact on the company’s financial statements.

In July 2012, the FASB issued ASU 2012-02 which intends to simplify how entities test indefinite-lived intangible assets other than goodwill for impairment. After an assessment of certain qualitative factors, if it is determined to be more likely than not that an indefinite-lived asset is impaired, entities must perform the quantitative impairment test. Otherwise, the quantitative test is optional. The amended guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The adoption of this guidance has not had a material impact on the company’s financial results.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2011, 2012 and 2013)

On January 31, 2013, the FASB issued ASU 2013-01, which clarifies the scope of the offsetting disclosure requirements in ASU 2011-11. Under ASU 2013-01, the disclosure requirements would apply to derivative instruments accounted for in accordance with ASC 815, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending arrangements that are either offset on the balance sheet or subject to an enforceable master netting arrangement or similar agreement. ASU 2013-01 is effective for fiscal years beginning on or after January 1, 2013 and interim periods within those years. The adoption of this guidance has not had a material impact on the company’s financial statements.

On March 4, 2013, the FASB issued ASU 2013-05, which indicates that the entire amount of a cumulative translation adjustment (CTA) related to an entity’s investment in a foreign entity should be released when there has been a:

•	Sale of a subsidiary or group of net assets within a foreign entity and the sale represents the substantially complete liquidation of the investment in the foreign entity.

•	Loss of a controlling financial interest in an investment in a foreign entity.

•	Step acquisition for a foreign entity.

ASU 2013-05 is effective for fiscal years (and interim periods within those fiscal years) beginning on or after December 15, 2013. The adoption of this guidance is not expected to have a material impact on the company’s financial statements.

On February 5, 2013, the FASB issued ASU 2013-02, which requires entities to disclose the following additional information about items reclassified out of accumulated other comprehensive income (AOCI):

•	Changes in AOCI balances by component.

•	Significant items reclassified out of AOCI by component either on the face of the income statement or as a separate footnote to the financial statements.

ASU 2013-02 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of this guidance has not had a material impact on the company’s financial statements.

On July 18, 2013, the FASB issued ASU 2013-11, which requires the netting of unrecognized tax benefits (UTBs) against a deferred tax asset for a loss or other carry forward that would apply in settlement of the uncertain tax positions. Under the new standard, UTBs will be netted against all available same-jurisdiction loss or other tax carry forwards that would be utilized, rather than only against carry forwards that are created by the UTBs. ASU 2013-11 is effective for fiscal years (and interim periods within those fiscal years) beginning on or after December 15, 2013. The adoption of this guidance is not expected to have a material impact on the company’s financial statements.

(3)	Commitments and Contingent Liabilities

For details on our contingent liabilities, see Notes to Consolidated Financial Statements – Note 2, Summary of Significant Accounting Policies.

Operating Leases

The lease for 1 Corporate Avenue, Rowville Victoria expires on March 31, 2019, with two options to renew the lease for successive five-year periods. The Company’s primary bank has issued a bank guarantee of A$250,000 in relation to a rental bond to secure the payments under the lease. This bank guarantee is secured by a security deposit held at the bank and has been recorded as “Other non-current assets” in consolidated balance sheets.

In accordance with the terms of the lease, the lessee has to restore part of the building upon vacating the premises.

The Company has also entered into a lease with respect to certain office equipment. The lease is for a period of 60 months which commenced in November 2012.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2011, 2012 and 2013)

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2013 are:

A$
Less than 1 year	549,092
1 – 3 years	1,117,422
3 – 5 years	1,190,538
More than 5 years	624,152

Total minimum lease payments	3,481,204

Rent expense was A$597,512, A$594,118 and A$576,301 for the fiscal years ended December 31, 2013, 2012 and 2011, respectively.

Government research grants

On October 28, 2006, Universal Biosensors Pty Ltd was awarded a grant by the State of Victoria to support the establishment of a medical diagnostic manufacturing facility in Victoria, Australia for the manufacture of new technologies for disease monitoring and to increase support of local and export markets. These payments are subject to the achievement of milestones which include capital expenditure by Universal Biosensors Pty Ltd of predetermined minimum amounts. The State of Victoria may require Universal Biosensors Pty Ltd to refund any amounts paid under the grant together with interest should Universal Biosensors Pty Ltd commit a breach of its obligations under the grant agreement. The State of Victoria may also withhold, suspend, cancel or terminate any payment or payments upon a failure to comply with obligations or if Universal Biosensors Pty Ltd chooses not to proceed with these initiatives or it becomes insolvent. The total amount received under the Victorian State Government Grant during 2013 was A$0 (2012: A$0, 2011: A$55,346). This grant has been recognized against the acquisition cost of the related plant and equipment.

On October 1, 2010, Universal Biosensors Pty Ltd was awarded a grant of A$250,000 by the State of Victoria to assist in the upgrade of the current manufacturing facility to ultimately support the production of strips for a new point of care test. These payments are subject to the achievement of milestones which include capital expenditure by Universal Biosensors Pty Ltd of predetermined minimum amounts. The State of Victoria may require Universal Biosensors Pty Ltd to refund any amounts paid under the grant together with interest should Universal Biosensors Pty Ltd fail to complete the upgrade within a stipulated timeframe or fails to fulfill its commitments towards the upgrade. The State of Victoria may also withhold, suspend, cancel or terminate any payment or payments upon a failure to comply with obligations or if Universal Biosensors Pty Ltd chooses not to proceed with these initiatives or it becomes insolvent. The total amount received under the Victorian State Government Grant during 2013 was A$0 (2012: A$75,000, 2011: A$175,000). This grant has been recognized against the acquisition cost of the related plant and equipment.

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

(for the years ended December 31, 2011, 2012 and 2013)

A reconciliation of the (benefit)/provision for income taxes with the amount computed by applying the Australian statutory company tax rate of 30% to the profit/(loss) before income taxes is as follows:

	Years ended December 31,
	2013		2012		2011
	A$	%	A$	%	A$	%
Profit/(loss) before income taxes	(11,633,807)		(9,131,222)		(14,692,117)
Computed by applying income tax rate of home jurisdiction	(3,490,142)	30	(2,739,367)	30	(4,407,635)	30
Research & development incentive	3,613,149	(31)	(1,268,040)	14	(635,470)	4
Disallowed expenses/(income):
Share based payment	177,280	(2)	279,278	(3)	676,753	(4)
Other	6,697	0	8,425	0	8,849	0
Change in valuation allowance	(306,984)	3	3,719,704	(41)	4,357,503	(30)

Income tax expense/(benefit)	0	0	0	0	0	0

Significant component of the Company’s deferred tax assets are shown below:

	As of December 31,
	2013 A$	2012 A$
Deferred tax assets:
Operating loss carry forwards	18,788,802	19,422,875
Unamortized capital raising cost	115,185	40,394
Depreciation and amortization	1,294,282	617,643
Asset retirement obligations	764,978	705,439
Employee entitlements	394,181	362,699
Other	2,055,885	888,960

Total deferred tax assets	23,413,313	22,038,010
Valuation allowance for deferred tax assets	(23,413,313)	(22,038,010)

Net deferred tax asset	0	0

Significant components of deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. A valuation allowance has been established, as realization of such assets is not more likely than not.

At December 31, 2013 the Company has A$62,629,339 (A$65,354,177 at December 31, 2012) of accumulated tax losses available for carry forward against future earnings, which under Australian tax laws do not expire but may not be available under certain circumstances.

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

An option holder is not permitted to participate in a bonus issue or new issue of securities in respect of an option held prior to the issue of shares to the option holder pursuant to the exercise of an option. If the Company changes the number of issued shares through or as a result of any consolidation, subdivision, or similar reconstruction of the issued capital of the Company, the total number of options and the exercise price of the options (as applicable) will likewise be adjusted. Options granted in 2011, 2012 and 2013 were 3,555,500, 769,500, and 654,000 respectively.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2011, 2012 and 2013)

In accordance with ASC 718, the fair value of the option grants was estimated on the date of each grant using the Trinomial Lattice model. The assumptions for these grants were:

	Grant Date
	Dec-13	Dec-13	Aug-13	Mar-13	Nov-12	Nov-12	Sep-12	Mar-12	Nov-11	Nov-11	Sep-11	Mar-11	Feb-11
Exercise Price (A$)	Nil	0.49	0.71	0.79	Nil	1.09	0.73	0.75	Nil	0.89	1.00	1.37	1.38
Share Price at Grant Date (A$)	0.49	0.49	0.71	0.79	1.09	1.09	0.73	0.75	0.89	0.89	1.00	1.37	1.38
Volatility	63%	63%	64%	65%	66%	66%	67%	67%	68%	68%	69%	70%	71%
Expected Life (years)	7	7	7	7	7	7	7	7	7	7	7	7	7
Risk Free Interest Rate	3.82%	3.82%	3.54%	3.37%	2.82%	2.82%	3.00%	3.78%	3.72%	3.72%	3.89%	5.36%	5.45%
Fair Value of Option (A$)	0.49	0.28	0.41	0.45	1.09	0.63	0.42	0.44	0.89	0.52	0.59	0.83	0.83

Each of the inputs to the Trinomial Lattice model is discussed below.

Share Price and Exercise Price at Valuation Date

With the exception of ZEPOs, the value of all other options granted since 2010 has been determined using the closing price of our common stock trading in the form of CDIs on ASX at the time of grant of the options. ZEPOs have been valued at nil. The ASX is the only exchange upon which our securities are quoted.

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

Stock option activity during the current period is as follows:

	Number of shares	Weighted average exercise price A$
Balance at December 31, 2012	11,718,464	1.01
Granted	654,000	0.33
Exercised	(1,497,025)	0.30
Lapsed	(269,340)	1.13

Balance at December 31, 2013	10,606,099	1.07

At December 31, 2013, the number of options exercisable was 8,904,217 (2012: 9,264,906 and 2011: 8,011,691). At December 31, 2013, total stock compensation expense recognized in income statement was A$590,934 (2012: A$930,924 and 2011: A$2,255,842).

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2011, 2012 and 2013)

The following table represents information relating to stock options outstanding under the plans as of December 31, 2013:

	Options Outstanding		Options Exercisable Shares
Exercise Price A$	Shares	Weighted average remaining life in years
$0.35	400,603	2	400,603
$1.18	605,000	3	605,000
$1.20	565,000	4	565,000
$0.89	799,000	4	799,000
$0.70	178,000	5	178,000
$0.50	48,000	5	48,000
$0.00	50,001	5	50,001
$0.94	1,074,334	5	1,074,334
$0.00	388,334	5	334,998
$1.72	1,465,000	6	1,465,000
$1.60	50,000	3	50,000
$1.58	320,996	4	320,996
$0.00	91,667	4	91,667
$1.37	303,000	4	303,000
$1.38	2,300,000	4	1,900,000
$1.00	72,666	5	50,666
$0.89	464,998	5	311,642
$0.00	100,000	5	66,664
$0.75	132,000	5	87,996
$0.73	86,000	6	28,667
$1.09	332,500	6	110,818
$0.00	162,500	6	54,165
$0.79	24,000	6	8,000
$0.71	30,000	7	0
$0.49	362,500	7	0
$0.00	200,000	7	0

	10,606,099		8,904,217

The table below sets forth the number of employee stock options exercised and the number of shares issued in the period from December 31, 2011. We issued these shares in reliance upon exemptions from registration under Regulation S under the Securities Act of 1933, as amended.

Period Ending	Number of Options Exercised and Corresponding Number of Shares Issued	Weighted Average Exercise Price A$	Proceeds Received A$
2011	181,999	0.46	79,504
2012	115,240	0.25	24,086
2013	1,497,025	0.30	360,598

As of December 31, 2013, there was A$574,806 of unrecognized compensation expense related to unvested share-based compensation arrangements under the Employee Option Plan. This expense is expected to be recognized as follows:

Fiscal Year	A$
2014	448,466
2015	103,272
2016	23,068

574,806

The aggregate intrinsic value for all options outstanding as at December 31, 2013 was zero.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2011, 2012 and 2013)

(b)	Restricted Share Plan

Our Employee Share Plan was adopted by the Board of Directors in 2009. The Employee Share Plan permits our Board to grant shares of our common stock to our employees and directors (although our Board has determined not to issue equity to non-executive directors). The number of shares able to be granted is limited to the amount permitted to be granted at law, the ASX Listing Rules and by the limits on our authorized share capital in our certificate of incorporation. All our employees are eligible for shares under the Employee Share Plan. The Company currently proposes to continue to issue A$1,000 worth of restricted shares of common stock to employees of the Company on a recurring basis, but no more frequently than annually. The restricted shares have the same terms of issue as our existing shares of common stock but are not able to be traded until the earlier of three years from the date on which the shares are issued or the date the relevant employee ceases to be an employee of the Company or any of its associated group of companies.

The table below sets forth the restricted shares issued by the Company since 2011:

	Number of Restricted Shares Issued	Market Value of Restricted Shares Issued (A$)
November, 2011	86,471	76,959
November, 2012	77,945	84,960
May, 2013	917	1,000
December, 2013	142,800	69,972

Restricted stock awards activity during the current period is as follows:

	Number of shares	Weighted average issue price A$
Balance at December 31, 2012	196,089	1.10
Granted	143,717	0.49
Release of restricted shares	(79,005)	1.26

Balance at December 31, 2013	260,801	0.72

(6)	Related Party Transactions

Details of related party transactions material to the operations of the Group other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business, are set out below:

In September 2011, we entered into a non-exclusive license agreement with SpeeDx Pty Ltd (“SpeeDx”) pursuant to which SpeeDx granted us a license to use its proprietary MNAzyme technology in the field of molecular diagnostics. Under the agreement we make milestone payments totaling A$500,000 to SpeeDx if certain specified targets are achieved and royalty payments ranging from 5% to 15% of that portion of our sales and licensing revenues arising from SpeeDx technology or products incorporating SpeeDx technology.

In August 2013, we entered into a consulting agreement with SpeeDx pursuant to which we will provide certain services relating to the establishment and maintenance of a quality management system at SpeeDx. Consulting fees expected to be received under this agreement are approximately A$235,000 and a success fee of A$50,000 will be paid upon successful ISO13485 certification of SpeeDx provided the certification audit occurs within 12 months of the commencement date of this consultancy agreement.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2011, 2012 and 2013)

Messrs Denver and Jane are directors of the Company and SpeeDx. Talu Ventures Pty Ltd, of which Mr. Jane is a director, is a fund manager for a fund which holds approximately 33% of the issued shares in SpeeDx. Until September 27, 2013, PFM Cornerstone Limited held approximately 6% of our shares (this holding has since decreased to approximately 1% of our shares), and PFM Cornerstone Limited also holds approximately 33% of the issued shares in SpeeDx. Messrs Denver and Hanley are directors of the Company and PFM Cornerstone Limited.

By way of statement on Schedule 13G dated February 7, 2013, Johnson and Johnson Development Corporation (a venture capital wholly owned subsidiary of Johnson & Johnson) reported that it no longer owned any shares in the Company. As a result of this, it is no longer a related party as of September 30, 2012.

Dr. Wilson, who resigned as a director of the Company in August 2013, is the spouse of Mr. Steven Wilson, who is a substantial stockholder and officer of the parent company of Wilson HTM Corporate Finance Limited (“Wilson HTM”). On November 26, 2012, we placed 13,334,000 shares of common stock at A$0.90 per share, and raised an aggregate total of A$12,000,600 (before expenses of the offer) (“Placement”). Wilson HTM acted as Lead Manager and Bookrunner for the Placement. Veritas Securities Limited acted as Co-manager to the Placement. We paid Wilson HTM a management fee of A$180,009 and a selling fee of A$360,018 in connection with the Placement. In addition, we reimbursed Wilson HTM for certain of their outgoing costs and expenses incurred in connection with the Placement. We raised A$11,460,573 net of management and selling fees paid to Wilson HTM in the Placement.

On December 17, 2012 we completed a share purchase plan (“Share Purchase Plan”) offer to holders of our securities with a registered address in Australia or New Zealand and raised an aggregate total of A$1,163,442 (before expenses of the offer) by issuing 1,292,713 shares of common stock. Wilson HTM acted as Lead Manager for the Share Purchase Plan. We paid Wilson HTM a fee of A$17,452 in connection with managing the Share Purchase Plan. We raised A$1,145,990 net of fees paid to the Lead Manager in our Share Purchase Plan.

(7)	Financial Instruments

Financial Assets

	Years Ended December 31,
	2013	2012	2011
	A$		A$
Financial assets:
Cash and cash equivalents	23,742,422	23,649,417	15,089,209
Accounts receivables	2,167,867	2,282,888	4,889,783
Financial instruments	0	0	83,339

Total financial assets	25,910,289	25,932,305	20,062,331

Debt:
Long term secured loan	15,857,966	0	0

Net financial assets	10,052,323	25,932,305	20,062,331

The carrying value of the cash and cash equivalents and the accounts receivable approximates fair value because of their short-term nature.

We regularly review all our financial assets for impairment. There were no impairments recognized in 2013, 2012 and 2011.

Derivative Instruments and Hedging Activities

We had no outstanding contracts as at December 31, 2013 and 2012, respectively. We had contracts with a notional amount of US$4.0 million outstanding as at December 31, 2011. The fair value of these contracts at December 31, 2013 and 2012 were nil and an asset of A$83,339 at December 31, 2011 recorded as ‘Financial Instruments’ in the consolidated balance sheets. During the year ended December 31, 2013, we recognized gains of nil and losses of A$83,339 and gains of A$83,339 recorded in earnings for the years ended December 31, 2012 and 2011, respectively. No amount of ineffectiveness was recorded in earnings for these designated cash flow hedges for the years ended December 31, 2013, 2012 and 2011. For further details, see Notes to Consolidated Financial Statements – Note 2, Summary of Significant Accounting Policies.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2011, 2012 and 2013)

(8)	Property, Plant and Equipment

	As of December, 31
	2013	2012
	A$	A$
Plant and equipment	19,516,798	19,369,533
Leasehold improvements	8,790,395	8,789,005
Capital work in process	5,509,498	5,534,498

	33,816,691	33,693,036
Accumulated depreciation	(17,906,571)	(15,426,916)

Property, plant & equipment, net	15,910,120	18,266,120

Capital work in process relates to assets under construction and comprises primarily specialized manufacturing equipment. Legal right to the assets under construction rests with the Company. The amounts capitalized for capital work in process represent the percentage of expenditure that has been completed, and once the assets are placed into service, the Company begins depreciating the respective assets. The accumulated amortisation of capitalised leasehold improvements for the fiscal years ended December 31, 2013, 2012 and 2011 was A$6,633,104, A$6,001,351, and A$5,376,432, respectively.

The Company receives Victorian government grants under certain research agreements to purchase plant and equipment. Plant and equipment is presented net of the government grant of A$755,221 for the years ended December 31, 2013 and 2012 (2011: A$680,221). The grants are recognized against the acquisition costs of the related plant and equipment as and when the related assets are purchased. Grants received in advance of the relevant expenditure are treated as deferred income and included in Current Liabilities on the consolidated balance sheets as the Company does not control the monies until the relevant expenditure has been incurred. Grants due to the Company under research agreements are recorded as Currents Assets on the consolidated balance sheets.

Depreciation expense was A$2,497,345, A$2,637,141 and A$3,298,541 for the fiscal years ended December 31, 2013, 2012 and 2011, respectively.

(9)	Accrued Expenses

Accrued expenses consist of the following:

	As of December, 31
	2013	2012
	A$	A$
Legal, tax and accounting fees	461,548	341,681
Salary and related costs	1,036,125	921,186
Research and development materials	687,335	598,701
Production materials	0	26,301
Other	144,432	72,000

	2,329,440	1,959,869

(10)	Stockholders’ Equity—Common Stock

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

(for the years ended December 31, 2011, 2012 and 2013)

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

Universal Biosensors Pty Ltd contributes to standard defined contributions superannuation funds on behalf of all employees. This contribution amount, formerly equal to 9% of each employee’s salary, was increased by law to 9.25% of each such employee’s salary. The Company permits employees to choose the superannuation fund into which the contributions are paid, provided the fund is appropriately registered.

Universal Biosensors Pty Ltd contributed A$901,589, A$879,552 and A$806,158 for the fiscal years ended December 31, 2013, 2012 and 2011, respectively.

(12)	Net Loss per Share

Basic net loss per ordinary share was computed by dividing the net loss applicable to common stock by the weighted-average number of common stock outstanding during the period. Options granted to employees under the Universal Biosensors Employee Option Plan are considered to be potential ordinary shares for the purpose of calculating diluted net loss per share. However, all these were not included in the calculation of diluted net loss per share in the year when the Group made a net loss as the effect of including them is anti-dilutive.

	Years Ended December 31,
	2013	2012	2011
Weighted average shares used as denominator in calculating:
Basic & diluted net loss per share	174,428,259	160,417,411	159,017,777

(13)	Guarantees and Indemnifications

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

No liability has arisen under these indemnities as at December 31, 2013.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2011, 2012 and 2013)

(14)	Segments

The Company operates in one segment. The principal activities of the Company are research and development, commercial manufacture of approved medical or testing devices and the provision of services including contract research work.

The Company operates predominantly in one geographical area, being Australia.

The Company’s total income has been derived from the following countries:

		Years Ended December 31,
		2013	2012	2011
		A$	A$	A$
	Home country—Australia	6,779,924	437,171	683,323

	Foreign countries
	- Scotland	10,170,804	22,454,227	14,143,270
	- U.S.A.	1,456,833	4,955,965	8,919
	- Switzerland	3,462,035	2,236,251	544,263

	Total—foreign countries	15,089,672	29,646,443	14,696,452

	Total income	21,869,596	30,083,614	15,379,775

% of total income derived from	- LifeScan	62%	82%	96%
	- Siemens	7%	16%	0%

We continue to derive significant revenues from LifeScan.

The Company’s material long-lived assets are all based in Australia.

(15)	Deed of Cross Guarantee

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

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2011, 2012 and 2013)

(16)	Borrowings

Future maturities, interest and other payments under the Company’s long term secured loan pursuant to the credit agreement as of December 31, 2013 is as follows:

	US$	A$
2014	2,532,500
2015	1,749,167
2016	1,732,500
2017	1,732,500
2018	16,732,500
Thereafter	0

Total minimum payments	24,479,167
Less amount representing interest and other fees	(9,479,167)

Gross balance of long term debt	15,000,000
Less fair value of warrants recorded within loan (a)	(815,655)
Plus amortization of warrants	5,363

Total carrying value	14,189,708	15,857,966

Less current portion	0	0

Total carrying value, non-current portion	14,189,708	15,857,966

(a)	The warrants issued in December 2013 had a fair value of US$815,655 as of December 31, 2013, and are included in long term debt carrying value.

Athyrium Credit Agreement

On December 19, 2013 (“Closing Date”), UBI and its wholly owned subsidiary, UBS (together UBI and UBS, the “Transaction Parties”) entered into a credit agreement with Athyrium Opportunities Fund (A) LP (“Athyrium A”), as administrative agent (the “Administrative Agent”) and as a lender, and Athyrium Opportunities Fund (B) LP (“Athyrium B”) as a lender (Athyrium A and Athyrium B together with any other lenders party thereto from time to time, the “Lenders”) for a secured term loan of up to US$25 million (“Credit Agreement”). Of this amount, US$15 million had been drawn at December 31, 2013, with a further US$10 million available to be drawn down as follows:

•	US$5million available within 30 days after the end of any quarter until January 30, 2015, conditional upon UBS satisfying certain conditions precedent including that in the immediately preceding quarter, UBS achieves quarterly service fee revenues from the sale of the OneTouch® Verio® blood glucose strips (“Verio QSFs”) plus coagulation manufacturing revenues of not less than US$1,800,000 in the aggregate; and

•	US$5million available within 30 days after the end of any quarter until January 30, 2015, conditional upon UBS satisfying certain conditions precedent including that in the immediately preceding quarter, UBS achieves Verio QSF plus coagulation manufacturing revenues of not less than US$2,500,000 in the aggregate.

The term loan has a maturity date of December 19, 2018 (“Maturity Date”) and bears interest at 10.5% per annum payable in cash quarterly in arrears over the five year term, and as otherwise described in the Credit Agreement. A default interest rate or 13% per annum shall apply during the existence of a default under the Credit Agreement. Other than as summarized below, UBS is not required to make payments of principal for amounts outstanding under the term loan until maturity, December 19, 2018. The term loan under the Credit Agreement is secured by substantially all of UBI and UBS’ assets. UBI (together with any future subsidiaries) guarantees all of UBS’s obligations under the Loan.

Voluntary prepayments of the term loans are not permitted prior to the second anniversary of the Closing Date, except in the event of a change of control of a Transaction Party. After the second anniversary, UBS can make voluntary repayments in minimum principal amounts of US$2,500,000 together with interest, plus the premium described below. UBS must make mandatory prepayments in certain prescribed circumstances, including in the event of raising additional debt financing, a sale or transfer of assets other than in certain circumstances and in the event of other specified extraordinary receipts. Extraordinary events include cash received or paid other than in the ordinary course of business, such as tax refunds (other than GST and R&D tax rebates), LifeScan lump sum fee payments and Siemens termination fees. In such events, UBS must prepay to the Lenders 100% of the net cash proceeds received. In the event of a prepayment on or prior to the second anniversary of the Closing Date, UBS must also pay a prepayment premium of 20% of the loans due and payable on that date. If there is a prepayment after the second anniversary of the Closing Date, UBS must pay a prepayment premium commencing at 15% of the loans due and payable on the applicable date and reducing pro-rata on a monthly basis until the Maturity Date.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2011, 2012 and 2013)

UBS has paid a non-refundable fee of US$625,000 to the Lenders on the Closing Date (being 2.5% of the aggregate credit facility) and a 2% commitment fee based on any available unused borrowing commitment under the Credit Agreement until January 30, 2015. The Lenders will also be entitled to receive 30% of the net proceeds of milestone payments paid under the Collaboration Agreement by and among UBS, UBI and Siemens Healthcare Diagnostics, Inc., up to a maximum of US$600,000 in the aggregate. UBS has also agreed to pay certain taxes arising in connection with the Credit Agreement and other Loan Documents, including withholding taxes. UBS has also agreed to pay certain reasonable out-of-pocket expenses incurred by the Lenders in connection with the loan documents, or as may be incurred in connection with the enforcement or protection of their rights.

The Credit Agreement also contains certain covenants, including among other things, covenants: (i) relating to the delivery of financial and other information and certificates, notices of defaults, litigation and other material events; payment of taxes and other obligations; maintenance of insurance; (ii) which limit or restrict the incurrence of liens; the making of investments; the incurrence of certain indebtedness; mergers, dispositions, liquidations, or consolidations and significant asset sales; restricted payments; transactions with affiliates other than on normal and arms-length terms; burdensome agreements; prepayment of other indebtedness; ownership of subsidiaries; and (iii) which require UBS to maintain unrestricted cash of not less than US$2,000,000 in a specified bank account at any time.

As further described in Note 17, pursuant to the Athyrium Credit Agreement, UBS issued to the lenders warrants entitling the holder to purchase up to an aggregate total of 4.5 million shares of UBI’s common stock in the form of CDIs at a price of A$1.00 per share (the “Exercise Price”), which represents a 117% premium over the closing price of UBI’s common stock on December 19, 2013. The warrants are immediately exercisable and have a term of seven years.

Other

In February 2013, UBS entered into an arrangement with Lumley Finance Ltd to fund the Group’s insurance premium. The total amount financed was A$767,471 at inception. Interest was charged at a fixed rate of 2.95% per annum and the short-term borrowing was fully repaid by December 2013. The short-term borrowing was secured by the insurance premium refund.

(17)	Warrants

Pursuant to the Athyrium Credit Agreement, UBS issued to the lenders warrants entitling the holder to purchase up to an aggregate total of 4.5 million shares of UBI’s common stock in the form of CDIs at a price of A$1.00 per share (the “Exercise Price”), which represents a 117% premium over the closing price of UBI’s common stock on December 19, 2013. The warrants are immediately exercisable and have a term of seven years.

The warrants may be exercised at any time until December 19, 2020, in whole or in part in minimum multiples of 500,000 shares of common stock. The holder of the warrants can pay the Exercise Price in cash or it has the right to pay all or a portion of the Exercise Price by making a cashless exercise, therefore reducing the number of shares of common stock the holder would otherwise be issued.

The warrant is subject to adjustments in the event of certain issuances by UBS, such as bonus issues, pro rata (rights) issues and reorganizations (e.g. consolidation, subdivision).

The Company assessed that the warrants are not liabilities within scope of ASC 480-10-25. The warrants are legally detachable from the loan and separately exercisable as such meets the definition of a freestanding derivative instrument pursuant to ASC 815.

However, the scope exception in accordance with ASC 815-10-15-74 applies to warrants and it meets the requirements of ASC 815 that would be classified in stockholders’ equity. Therefore, the warrants were initially accounted for within stockholders’ equity, and subsequent changes in fair value will not be recorded. The fair value of the warrant was estimated using the Trinomial Lattice model.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2011, 2012 and 2013)

The debt issuance costs were recorded as deferred issuance costs and are amortized as interest expense, using the effective interest method, over the term of the loan pursuant to ASC 835-30-35-2.

(18)	Restricted Cash

Restricted cash maintained by the Company in the form of term deposits is as follows:

	Years Ended December 31,
	2013	2012	2011
	A$	A$	A$
Financial covenant pursuant to the credit agreement	2,600,000	0	0
Letter of credit issued in favour of a supplier	575,000	575,000	575,000
Collateral for facilities	320,000	320,000	320,000

	3,495,000	895,000	895,000

Universal Biosensors, Inc.

Schedule ii – Valuation and Qualifying Accounts

(for the years ended December 31, 2011, 2012 and 2013)

	Balance at Beginning of Period	Additions		Deductions	Balance at end of Period
		Charged to Costs and Expenses	Charged to Other Accounts
	A$	A$	A$	A$	A$
Year ended December 31, 2011
Deferred income tax valuation allowance	13,968,784	4,357,503	30,161	0	18,356,448
Year ended December 31, 2012
Deferred income tax valuation allowance	18,356,448	3,719,704	(38,142)	0	22,038,010
Year ended December 31, 2013
Deferred income tax valuation allowance	22,038,010	(306,984)	1,682,287	0	23,413,313