Form 10-K, Exhibit 13
period 2014-12-31
UNIVERSAL BIOSENSORS INC
filed 2015-03-12
CIK 1279695

Exhibit 13

Universal Biosensors, Inc.

2014 Annual Report

Unless otherwise noted, references on this Annual Report to “Universal Biosensors”, the “Company,” “Group,” “we,” “our” or “us” means Universal Biosensors, Inc. (“UBI”) a Delaware corporation and, when applicable, its wholly owned Australian operating subsidiary, Universal Biosensors Pty Ltd (“UBS”).

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

We have rights to an extensive patent portfolio, with certain patents owned by UBS and a number licensed to UBS by LifeScan and other third party licensors. Unless otherwise noted, references to “LifeScan” in this document are references collectively or individually to LifeScan, Inc., and/or LifeScan Europe, a division of Cilag GmbH International, both affiliates of Johnson and Johnson.

We are using our electrochemical cell technology platform to develop tests for a number of different markets. Our current focus is as set out below:

•	Coagulation testing market – we are working with Siemens Healthcare Diagnostics, Inc. (“Siemens”) in relation to a range of products for the point-of-care coagulation market, pursuant to a Collaboration Agreement with Siemens (“Collaboration Agreement”). The first such product developed with Siemens, the Xprecia Stride™ Coagulation Analyzer, received CE mark approval on December 9, 2014 and is now being released by Siemens in Europe. Under the terms of a supply agreement with Siemens (“Supply Agreement”), UBS acts as exclusive manufacturer of test strips for this product and two further tests still in development with Siemens. We are also developing our own Prothrombin Time International Normalized Ratio (“PT-INR”) test targeted at the patient self-test market and intend to enter into distribution arrangements with respect to that test.

•	Blood glucose – we will provide services to LifeScan as required from time to time, pursuant to a Master Services and Supply Agreement (“Master Services and Supply Agreement”) and a development and research agreement (“Development and Research Agreement”) with LifeScan.

•	Other electrochemical-cell based tests – we are working on proving the broader applicability of our technology platform, including tests based on enzymatic, immunoassay and molecular diagnostic methods. We may seek to enter into collaborative arrangements, strategic alliances or distribution agreements with respect to any tests arising from this work.

Results of Operations

Analysis of Consolidated Revenue

Our total revenue during the 2014 financial year was A$9,529,684. This was 37% down on 2013 revenues which were in turn 49% below 2012 levels.

The major driver of the decline in revenues from 2012 to 2014 was due to the decline and eventual exit from low margin blood glucose strip manufacturing at our Rowville facility. In addition, one-off revenues from product development milestones from Siemens and research and development services for LifeScan in 2012 have accentuated the declines in revenues over this period. However, underlying these major factors has been a significant increase of quarterly service fees revenues over this three year period based on growing sales by LifeScan of the OneTouch Verio test strips worldwide.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

Revenue from Products

Between 2009 and 2013, we acted as a non-exclusive manufacturer of blood glucose test strips for LifeScan’s OneTouch® Verio® blood glucose testing product. With effect from December 31, 2013, we ceased the manufacture of the OneTouch® Verio® blood glucose test strips for LifeScan. Manufacture of the OneTouch® Verio® strips has been transitioned to LifeScan’s existing facility in Inverness, Scotland. We commenced manufacture of the PT-INR test strips on behalf of Siemens during the third quarter of 2014.

The financial results of the test strips we manufactured during the respective periods are as follows:

	Years Ended December 31,
	2014	2013	2012
	A$	A$	A$
Revenue from products	215,486	10,170,804	19,368,745
Cost of goods sold	(313,374)	(10,455,567)	(17,987,049)

	(97,888)	(284,763)	1,381,696

Gross margin	-45%	-3%	7%

(i)	PT-INR test strips (2014)

Whilst we made a positive margin from the sale of our PT-INR strips before overheads, the initial low volumes are not sufficient to cover all indirect expenditures.

OneTouch® Verio® strips (2013 and 2012)

Glucose strip manufacturing revenues declined over this period due to both volume and pricing impacts.

The volume of glucose test strips manufactured at our Rowville facility declined from 2012 to 2013 as LifeScan shifted more of the worldwide strip production to their facility in Inverness. In addition, in 2013, as these manufacturing volumes declined below a defined threshold specified in our Master Services and Supply Agreement the transfer price per strip was reduced.

Revenue from Services

We provide various services to our customers and partners. The revenue is grouped into the following categories:

•	Product enhancement – a quarterly service fee based on the number of strips sold by LifeScan is payable to us as an ongoing reward for our services and efforts to enhance the product;

•	Contract research and development – we undertake contract research and development on behalf of our customers and partners;

•	Other services – ad-hoc services provided on an agreed basis according to our customers and partners requirements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

There are different arrangements for each service being provided. The net margin during the respective periods in relation to the provision of services is as follows:

	Years Ended December 31,
	2014	2013	2012
	A$	A$	A$
Revenue from services:
Quarterly service fee	6,448,033	3,405,881	2,236,251
Contract research and development	1,750,486	479,893	7,989,732
Other services	1,115,679	1,033,094	51,715

	9,314,198	4,918,868	10,277,698
Cost of services	(242,453)	(1,187,244)	(669,042)

Net margin	9,071,745	3,731,624	9,608,656

Quarterly service fee - The quarterly service fee paid by LifeScan increased by 89% during the 2014 financial year compared to the 2013 financial year and by 52% during the 2013 financial year when compared to the 2012 financial year, reflecting ongoing market penetration and growth. In March 2013, LifeScan initiated a voluntary recall and replacement for a majority of its OneTouch® Verio® blood glucose meters worldwide, which impacted sales in 2013. The issue giving rise to the meter recall has been addressed. The recall did not relate to the blood glucose testing strips manufactured by us.

The OneTouch® Verio® system is now sold in over 90% of the world self-monitored blood glucose market. LifeScan launched the product initially in the Netherlands in January 2010 before making it available for sale in Australia in September 2010. During 2011, there were further launches of the product in Europe including France, Italy, Germany, the United Kingdom, Ireland and Spain. LifeScan first launched the OneTouch® Verio® system in the United States in January 2012.

LifeScan has the ability to terminate the obligation to pay quarterly service fees to us in certain situations set out in the Master Services and Supply Agreement or with the agreement of Universal Biosensors. LifeScan has the option to give notice to convert the quarterly service fees, which it may only do so once it has paid cumulative quarterly service fees of US$45 million. As of December 31, 2014, LifeScan had paid cumulative quarterly service fees of US$11.8 million. Where it gives such notice, LifeScan is required to the pay the quarterly service fees for the remainder of the year in which notice is given and at the end of that year, LifeScan must pay a one-time lump sum fee. This fee is calculated by multiplying the sum of all quarterly service fees for the relevant year in which notice is given by a multiplier (on a sliding scale from 2.6x if notice is given in 2015 to 2x if notice is given in 2018 and beyond).

By way of illustration, if cumulative quarterly service fees reached US$45 million at 30 September 2017 and quarterly service fees for the 2017 period totalled US$16 million, and LifeScan elected to pay the one-time lump sum fee at the earliest possible date being 1 January 2018, we would receive US$72.4 million in future payments under the contract, calculated as follows:

•	US$33.2 million quarterly service fees from 1 January 2015 to 30 September 2017,

•	Plus US$4.0 million in quarterly service fees from 1 October 2017 to 31 December 2017,

•	Plus US$35.2 million in one-time lump sum fee, equal to 2.2 multiplier by 2017 total quarterly service fees

LifeScan may also terminate the obligation to pay quarterly service fees if certain other factors detailed in the Master Services and Supply Agreement arise, including LifeScan ceasing to sell the product, termination for breach, insolvency and bankruptcy, change of control and regulatory termination.

Contract research and development - The nature and scope of contract research and development is determined by our customers and partners based upon their requirements and therefore our revenues and margins tend to fluctuate. Revenue from contract research and development for 2012, 2013 and 2014 related to the following:

•	Services provided to LifeScan

•	We generated revenues of A$3,081,483 during 2012 relating to a project to demonstrate the feasibility of an innovative blood glucose product that we undertook for LifeScan in 2011. This project was completed towards the end of 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

•	Services provided to Siemens

•	In June and July 2012, the Company delivered on its first and second milestones under the Collaboration Agreement with Siemens by achieving proof of technical feasibility of a new test strip and received payments of A$1,522,534 (equivalent to US$1.5 million) and A$1,438,711 (equivalent to US$1.5 million). A sum of A$4,230,349 (equivalent to US$4,285,714) has been recognized as revenue from services in 2012 for this work.

•	We generated revenues of A$479,893 and A$677,900, respectively, during 2013 and 2012 as reimbursement of costs for additional meter development work we undertook on behalf of Siemens.In December 2014, the Company delivered on its third milestone under the Collaboration Agreement with Siemens when the Xprecia Stride™ Coagulation Analyzer was launched by Siemens. The Company received a payment of A$1,225,340 (equivalent to US$1.0 million) as consideration for this milestone in February 2015. A sum of A$1,750,486 (equivalent to US$1,428,571) has been recognized as revenue from services in 2014 for this work.

Other services - We generated revenues principally from Siemens based on work undertaken for them.

Contribution from Products & Services

The net contribution from our products and services is as follows:

	Years Ended December 31,
	2014	2013	2012
	A$	A$	A$
Quarterly service fees	6,448,033	3,405,881	2,236,251
Manufacturing contribution	(97,888)	(284,763)	1,381,696
Milestone payments	1,750,486	0	4,230,349
Other services	873,226	325,743	3,142,056

Contribution from products & services	8,973,857	3,446,861	10,990,352

The contribution from quarterly service fees has shown good growth from 2012 to 2014. However, the contribution from other revenue sources has fluctuated over the same period, resulting in a decline in 2013 and then an increase in total contribution.

Manufacturing contribution declined over the three year period due to the decrease in glucose strip manufacturing volumes. Contribution from other services fluctuated over the period due to the timing of one-off milestone payments and our partners R&D services requirements

Research and Development Expenses

Research and development expenses are related to developing meter and electrochemical cell platform technologies.

The Company conducts research and development activities to build an expanding portfolio of product-based revenues and cash flows and increase the value of UBI’s core technology assets. Research is focused on demonstrating technical feasibility of new technology applications. Development activity is focused on turning these technology platforms into commercial-ready product and represents the majority of the Company’s research and development expenses.

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

Our principal research and development activities can be described as follows:

(a) Blood coagulation

In September 2011 we entered into a Collaboration Agreement with Siemens which was amended in September 2012, pursuant to which we will develop a range of test strips and reader products for the hospital point-of-care and alternative site coagulation testing markets. The first such product developed with Siemens, the Xprecia Stride™ Coagulation Analyzer, received CE mark approval on December 9, 2014 and is now being released by Siemens in Europe. In 2012, we entered into a Supply Agreement with Siemens under which we will manufacture and supply the test strips for this product and two further tests still in development with Siemens. We are also developing our own PT-INR test for use in decentralized settings including the patient self-test market. All the systems we are currently developing in the blood coagulation platform are in the advanced development phase.

(b) Immunoassay

We are continuing to develop our immunoassay platform targeting a broad range of potential assays. Our vision is to target a single analyzer and consumable design that can detect analytes across a wide range of sensitivities creating a broad-based multi-test solution while minimizing the incremental research and development effort required for each new test. This platform incorporates the ability to perform D-Dimer and C Reactive Protein tests and leverages past research work on these tests.

This work is currently in the feasibility phase.

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

Research and development expenses for the respective periods are as follows:

	Years Ended December 31,
	2014	2013	2012
	A$	A$	A$
Research	1,194,323	1,829,411	1,511,772
Development	15,941,728	13,654,491	11,970,687

Research and development expenses	17,136,051	15,483,902	13,482,459

Included under “Development” in 2014 is the development cost of the Xprecia Stride™ Coagulation Analyzer of $4.99 million which was launched by Siemens in December 2014.

Depending on the scope of research and development activities we undertake and the stages of development of each of these activities, our research and development expenditure will fluctuate.

In converting an idea or a concept into a commercial product, a number of development stages are required. The closer the idea or the concept to a product, the lower the technical risk but the greater the effort and cost expended. In our research and development

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

program, the first phase is conducting exploratory research and feasibility studies. In this phase the idea is investigated by a small focused team to establish the viability of the concept as the base for a product. Once this hurdle has been passed, the project enters the development phases, which include building prototype strips and instruments, finalizing the product design, carrying out extensive testing, creating the required documentation and developing or validating the manufacturing processes. This requires a larger group of people and a higher use of materials compared to the research phase, so is typically more expensive, but necessary to be able to commercialize a product.

Research and development expenditure increased by 11% during 2014 compared to 2013 and increased by 15% during 2013 compared to 2012. During these three years, our research and development activities were primarily focused around the blood coagulation platform. The increase principally reflects the effort required to complete the final stages of the development phase prior to launch of the various tests we are undertaking. The first of the tests, the Xprecia Stride™ Coagulation Analyzer, was launched by Siemens in December 2014.

Research and development expenses, net of the research and development tax incentive income for the respective periods are as follows:

	Years Ended December 31,
	2014	2013	2012
	A$	A$	A$
Research and development expenses	17,136,051	15,483,902	13,482,459
Research and development tax incentive income	(9,935,083)	(6,279,954)	0

	7,200,968	9,203,948	13,482,459

We received research and development tax incentive income of A$8.0 million for the 2013 financial year, which is represented by $6.3 million accrued in 2013 and A$1.7 million in 2014. We expect to receive A$8.2 million as research and development tax incentive income for the 2014 financial year.

The non-cash components of depreciation and share based payments expense included in the research and development expenditure are as follows:

	Years Ended December 31,
	2014	2013	2012
	A$	A$	A$
Depreciation	2,296,374	610,111	656,350
Share based payments	(461,824)	256,870	404,102

	1,834,550	866,981	1,060,452

While we have a degree of control as to how much we spend on research and development activities in the future, we cannot predict what it will cost to complete our individual research and development programs successfully or when or if they will be commercialized. The timing and cost of any program is dependent upon achieving technical objectives, which are inherently uncertain.

In addition, our business strategy contemplates that we may enter into collaborative arrangements with third parties for one or more of our non-blood glucose programs. In the event that we are successful in securing such third party collaborative arrangements, the third party may direct the research and development activities and may contribute towards all or part of the cost of these activities, both of which will influence our research and development expenditure. Research and development activities undertaken on behalf of our customers and partners were A$9,971,035, A$10,401,575 and A$9,983,211, respectively for 2014, 2013 and 2012.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

General and administrative expenses for the respective periods are as follows:

	Years Ended December 31,
	2014	2013	2012
	A$	A$	A$
General and administrative expenses	5,623,748	6,200,786	6,790,524

General and administrative expenses decreased by 9% during 2014 compared to 2013 and decreased by 9% during 2013 compared to 2012, reflecting management’s ongoing efforts to restrict spending on non-core activities.

The non-cash components of depreciation and share based payments expense included in the general and administrative expenditure are as follows:

	Years Ended December 31,
	2014	2013	2012
	A$	A$	A$
Depreciation	124,093	72,165	97,252
Share based payments	(166,044)	280,830	443,310

	(41,951)	352,995	540,562

Interest Income

Interest income decreased by 48% during 2014 compared to 2013 and increased by 14% during 2013 compared to 2012. The increase in interest income in 2013 is generally attributable to higher amounts of funds available for investment in Australian currency during the course of the year. The decrease in interest income in 2014 is generally attributable to the lower amount of funds available for investment in Australian currency. A large portion of our funds in 2014 is held in US denominated currency when compared to 2013 and 2012 which currently does not produce any investment interest.

	Years Ended December 31,
	2014	2013	2012
	A$	A$	A$
Interest income	260,904	499,970	437,171

Interest Expense

Interest expense for the 2014 financial year relates to 2.88% interest being charged on a short-term borrowing initiated in January 2014. Interest expense for the 2013 financial year relates to 2.95% being charged on a short-term borrowing initiated in February 2013. Interest expense for the 2012 financial year relates to 3.2% interest being charged on a short-term borrowing initiated in January 2012. All these short-term loans were taken out to fund our insurance premiums and were repaid during the financial year when made.

	Years Ended December 31,
	2014	2013	2012
	A$	A$	A$
Interest expense	15,905	22,640	29,263

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

Financing Costs

In December 2013, UBS accessed new capital via a US$25,000,000 loan facility of which US$15,000,000 was drawn in December 2013. The breakdown of the financing costs is as follows:

	Years Ended December 31,
	2014	2013	2012
	A$	A$	A$
Interest expense	1,966,088	64,666	0
Other debt issuance costs	680,004	732,460	0

	2,646,092	797,126	0

Interest expense relates to applicable interest of 10.5% levied on the loan. The debt issuance costs were recorded as deferred issuance costs and are amortized as interest expense, using the effective interest method, over the term of the loan. A$710,101 of the debt issuance costs is attributable to attending to the preparation, review and finalization of the loan documentation in 2013.

Patent Fees

We have an obligation to pay 50% of the patent fees paid by LifeScan in respect of the patents we license from LifeScan prior to the date of the first commercial sale of a non-glucose product that utilizes the technology licensed from LifeScan and 50% of the patent fees incurred by LifeScan in respect of such patents thereafter. This obligation was triggered with the first commercial sale of the Xprecia StrideTM Coagulation Analyzer by Siemens in December 2014. The initial amount that is to be paid by us to LifeScan is expected to be US$1.75 million (equivalent to A$2,133,626). We have the right to make this payment either as a lump sum within 45 days of receipt of the supporting documentation from LifeScan or in equal monthly installment payments during the 24 months subsequent to the date of receipt of the supporting documentation from LifeScan. The patent fees payable to LifeScan has been recorded as “Other liability” in consolidated balance sheets.

Other

Included under this caption is the research and development tax incentive income. The Company determined that it qualified and became eligible for the research and development tax incentive income for the 2013 and 2014 financial year. The Company has recorded research and development tax incentive income of A$6,279,954 for 2013 but received an amount of $8,015,037 as research and tax development incentive income in September 2014. The additional income of $1,735,083 is recorded as research and development tax incentive income in 2014. The Company expects to receive and has recorded research and development tax incentive income of A$8,200,000 for 2014. The balance for all years under this caption is primarily represented by foreign exchange movements arising from the settlement of foreign denominated transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies.

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

Companies engaged in research and development may be eligible for either:

•	a 45% refundable tax offset for entities with an aggregated turnover of less than A$20 million per annum, or

•	a 40% non-refundable tax offset for all other entities.

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

(a) Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is reasonably assured. Product is considered delivered to the customer once it has been shipped and title and risk of loss have been transferred.

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

Risk Free Rate

The risk free rate which we applied is equivalent to the yield on an Australian government bond with a time to expiry approximately equal to the expected time to expiry on the warrants being valued.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

Financial Condition, Liquidity and Capital Resources

Net Financial Assets

Our net financial assets position is shown below:

	Years Ended December 31,
	2014	2013	2012
	A$	A$	A$
Financial assets:
Cash and cash equivalents	16,329,829	23,742,422	23,649,417
Accounts receivables	3,799,705	2,167,867	2,282,888
Financial instruments	0	0	0

Total financial assets	20,129,534	25,910,289	25,932,305

Debt:
Short term borrowings	498,890	0	0
Long term secured loan	17,499,194	15,857,966	0

Net financial assets	2,131,450	10,052,323	25,932,305

Since inception, we have financed our business primarily through the issuance of equity securities, funding from strategic partners, government grants and rebates (including the research and development tax incentive income), revenue from services and product sales.

On December 19, 2013 we entered into a Credit Agreement which was subsequently amended in January 2015 (described below under the heading “Athyrium Credit Agreement”) with lenders for a US$25 million secured term loan. The term loan has a maturity date of December 19, 2018 and bears interest at 10.5% per annum. Interest payments are due quarterly over the five-year term of the term loan and, other than as described further below, we are not required to make payments of principal for amounts outstanding under the term loan until the maturity. Subject to certain exceptions, the term loan is secured by substantially all of our assets, including our intellectual property. For further details, see Notes to Consolidated Financial Statements – Note 16, Summary of Significant Accounting Policies – Borrowings – Athyrium Credit Agreement.

We believe we have sufficient cash and cash equivalents to fund our operations for at least the next twelve months.

The carrying value of the cash and cash equivalents and the accounts receivables approximates fair value because of their short-term nature.

We regularly review all our financial assets for impairment. There were no impairments recognized for the years ended December 31, 2014, 2013 and 2012.

Derivative Instruments and Hedging Activities

In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider our own and counterparty credit risk. For years ended December 31, 2014, 2013 and 2012, we did not have any assets or liabilities that utilize Level 3 inputs. The valuation of our foreign exchange derivatives is based on the market approach using observable market inputs, such as forward rates, and incorporates non-performance risk (the credit standing of the counterparty when the derivative is in a net asset position, and the credit standing of the Company when the derivative is in a net liability position). Our derivative assets are categorized as Level 2.

We had no outstanding contracts as at December 31, 2014, 2013 and 2012, respectively. The fair value of these contracts at December 31, 2014, 2013 and 2012 were nil. During the years ended December 31, 2014 and 2013, we recognized gains of nil. During the year ended December 31, 2012, we recognized losses of A$83,339 which was recorded in earnings for the year ended December 31, 2012. No amount of ineffectiveness was recorded in earnings for these designated cash flow hedges for the years ended December 31, 2014, 2013 and 2012. For further details, see Notes to Consolidated Financial Statements – Note 2, Summary of Significant Accounting Policies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

Measures of Liquidity and Capital Resources

The following table provides certain relevant measures of liquidity and capital resources:

	Years Ended December 31,
	2014	2013	2012
	A$	A$	A$
Cash and cash equivalents	16,329,829	23,742,422	23,649,417
Working capital	23,779,492	30,367,292	24,168,714
Ratio of current assets to current liabilities	4.66 : 1	6.60 : 1	4.83 : 1
Shareholders’ equity per common share	0.11	0.17	0.23

The movement in cash and cash equivalents and working capital during the above periods was primarily due to (1) the net outflows of cash which reflects the effort required to complete the final stages of the development phase prior to launch of the tests we are undertaking on behalf of Siemens, and (2) to the timing of cash receipts, payments, sales and accruals in the ordinary course of business. In addition to the reductions resulting from operating outflows of cash, a first tranche loan of US$15,000,000 (equivalent to A$16,909,029) was drawn in December 2013 by UBS pursuant to the Credit Agreement. The Company was also in receipt of A$8,015,037 as research and development tax incentive income in September 2014 as a tax offset for its 2013 research and development expenses. The Company has also recorded A$9,935,083 as research and development tax incentive income for the 2014 financial year. Additionally, in 2012, we raised A$12,524,124 (net of related transaction costs) in capital by way of a Placement and Share Purchase Plan.

We have not identified any collection issues with respect to receivables.

Summary of Cash Flows

	Years Ended December 31,
	2014	2013	2012
	A$	A$	A$

Cash provided by/(used in):
Operating activities	(5,413,869)	(16,628,576)	(3,300,757)
Investing activities	(947,386)	(159,437)	(687,245)
Financing activities	(1,792,451)	16,339,630	12,548,210

Net increase/(decrease) in cash and cash equivalents	(8,153,706)	(448,383)	8,560,208

Our net cash used in operating activities during the three years was primarily for our research and development projects including efforts involved in establishing our manufacturing operations. The outflows during these three years have been partially offset by receipts from our customers and partners and receipt of A$8,015,037 as research and development tax incentive income in September 2014 as a tax offset for our 2013 research and development expenses.

Our net cash used in investing activities for all years is primarily for the purchase of various plant and equipment and fit out of our facilities based on our needs.

Our net cash provided by financing activities in 2012 relates primarily to the A$12,524,124 (net of related transaction costs) we raised in capital by way of a Placement and Share Purchase Plan. In 2013, we drew down on the initial loan of US$15,000,000 (equivalent to A$16,909,029) pursuant to the Credit Agreement. Our 2014 financing activity is primarily represented by the repayment of the financing costs associated with the Credit Agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

Off-Balance Sheet Arrangement

The future minimum lease payments under non-cancellable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2014 are:

A$

Less than 1 year	549,193
1 – 3 years	1,155,722
3 – 5 years	755,092
More than 5 years	0

Total minimum lease payments	2,460,007

The above relates to our operating lease obligations in relation to the lease of our premises and certain office equipment.

Contractual Obligations

Our future contractual obligations at December 31, 2014 were as follows:

	Payments Due By Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	A$	A$	A$	A$	A$
Asset Retirement Obligations (1)	2,600,000	0	0	2,600,000	0
Operating Lease Obligations (2)	2,460,007	549,193	1,155,722	755,092	0
Purchase Obligations (3)	2,553,751	2,553,751	0	0	0
Long term secured loan (4)	17,499,194	0	0	17,499,194	0
Financing costs (5)	9,566,772	2,864,138	4,590,344	2,112,290	0
Other liability (6)	2,133,626	1,066,813	1,066,813	0	0
Other Long-Term Liabilities on Balance Sheet (7)	129,206	0	74,382	52,976	1,848

Total	36,942,556	7,033,895	6,887,261	23,019,552	1,848

(1)	Represents legal obligations associated with the retirement and removal of long-lived assets.
(2)	Our operating lease obligations relate primarily to the lease of our premises.
(3)	Represents outstanding purchase orders.
(4)	US$15 million payable to the lenders on maturity date pursuant to the Credit Agreement.
(5)	Interest and other debt issuance costs payable to the lenders pursuant to the Credit Agreement.
(6)	Represents patent fees payable to LifeScan.
(7)	Represents long service leave owing to the employees.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Universal Biosensors, Inc.

In our opinion, the consolidated balance sheets and the related consolidated statements of comprehensive income, consolidated statements of stockholders’ equity and comprehensive income and consolidated statements of cash flows present fairly, in all material respects, the financial position of Universal Biosensors, Inc. and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers

/s/ PricewaterhouseCoopers

Sydney, Australia

March 12, 2015

Universal Biosensors, Inc.

Consolidated Balance Sheets

	December 31, 2014	December 31, 2013
	A$	A$
ASSETS

Current assets:
Cash and cash equivalents	16,329,829	23,742,422
Inventories, net	397,450	4,207
Accounts receivable	3,799,705	2,167,867
Prepayments	1,132,634	825,800
Other current assets	8,616,354	9,049,283

Total current assets	30,275,972	35,789,579
Non-current assets:
Property, plant and equipment	34,304,365	33,816,691
Less accumulated depreciation	(19,967,699)	(17,906,571)

Property, plant and equipment - net	14,336,666	15,910,120

Other non-current assets	2,920,000	2,920,000

Total non-current assets	17,256,666	18,830,120

Total assets	47,532,638	54,619,699

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	480,523	974,754
Accrued expenses	1,640,982	2,329,440
Borrowings	498,890	0
Other liability	1,066,813	0
Deferred revenue	1,567,562	957,916
Employee entitlements provision	1,241,710	1,160,177

Total current liabilities	6,496,480	5,422,287
Non-current liabilities:
Asset retirement obligations	2,600,000	2,549,928
Employee entitlements provision	129,206	147,662
Long term secured loan	17,499,194	15,857,966
Other liability	1,066,813	0
Deferred revenue	0	957,916

Total non-current liabilities	21,295,213	19,513,472

Total liabilities	27,791,693	24,935,759

Commitments and contingencies	0	0

Stockholders’ equity:
Preferred stock, US$0.01 par value. Authorized 1,000,000 shares; issued and outstanding nil in 2014 (2013: nil)
Common stock, US$0.0001 par value. Authorized 300,000,000 shares; issued and outstanding 175,610,978 shares in 2014 (2013: 175,600,605)	17,561	17,560
Additional paid-in capital	94,328,182	94,955,051
Accumulated deficit	(64,990,359)	(53,356,552)
Current year loss	(9,316,127)	(11,633,807)
Accumulated other comprehensive income	(298,312)	(298,312)

Total stockholders’ equity	19,740,945	29,683,940

Total liabilities and stockholders’ equity	47,532,638	54,619,699

See accompanying notes to the financial statements

Universal Biosensors, Inc.

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
	2014	2013	2012
	A$	A$	A$
Revenue
Revenue from products	215,486	10,170,804	19,368,745
Revenue from services	9,314,198	4,918,868	10,277,698

Total revenue	9,529,684	15,089,672	29,646,443
Operating costs & expenses
Cost of goods sold	313,374	10,455,567	17,987,049
Cost of services	242,453	1,187,244	669,042

Total cost of goods sold & services	555,827	11,642,811	18,656,091
Contribution from products & services	8,973,857	3,446,861	10,990,352
Other operating costs & expenses
Research and development	17,136,051	15,483,902	13,482,459
General and administrative	5,623,748	6,200,786	6,790,524

Total operating costs & expenses	22,759,799	21,684,688	20,272,983

Loss from operations	(13,785,942)	(18,237,827)	(9,282,631)
Other income/(expense)
Interest income	260,904	499,970	437,171
Interest expense	(15,905)	(22,640)	(29,263)
Financing costs	(2,646,092)	(797,126)	0
Patent fees	(2,133,626)	0	0
Other	9,004,534	6,923,816	(256,499)

Total other income	4,469,815	6,604,020	151,409
Net loss before tax	(9,316,127)	(11,633,807)	(9,131,222)
Income tax benefit/(expense)	0	0	0

Net loss	$(9,316,127)	$(11,633,807)	$(9,131,222)

Earnings per share
Basic and diluted net loss per share	(0.05)	(0.07)	(0.06)

Other comprehensive loss, net of tax:
Unrealized gain on derivative instruments	0	0	0
Reclassification for gains realized in net income	0	0	(83,339)

Other comprehensive (loss)/gain	0	0	(83,339)

Comprehensive loss	(9,316,127)	(11,633,807)	(9,214,561)

See accompanying notes to the financial statements.

Universal Biosensors, Inc.

Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income

	Ordinary shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	Shares	Amount
		A$	A$	A$	A$	A$
Balances at January 1, 2012	159,139,965	15,914	79,446,995	(44,225,330)	(214,973)	35,022,606
Net loss	0	0	0	(9,131,222)	0	(9,131,222)
Other comprehensive loss	0	0	0	0	(83,339)	(83,339)
Issuance of ordinary shares at A$0.90 per share, net of issuance costs	14,626,713	1,463	12,522,661	0	0	12,524,124
Exercise of stock options issued to employees	115,240	11	24,075	0	0	24,086
Shares issued to employees	77,945	8	84,952	0	0	84,960
Stock option expense	0	0	930,924	0	0	930,924

Balances at December 31, 2012	173,959,863	17,396	93,009,607	(53,356,552)	(298,312)	39,372,139
Net loss	0	0	0	(11,633,807)	0	(11,633,807)
Issuance of warrants	0	0	923,104	0	0	923,104
Exercise of stock options issued to employees	1,497,025	150	360,448	0	0	360,598
Shares issued to employees	143,717	14	70,958	0	0	70,972
Stock option expense	0	0	590,934	0	0	590,934

Balances at December 31, 2013	175,600,605	17,560	94,955,051	(64,990,359)	(298,312)	29,683,940
Net loss	0	0	0	(9,316,127)	0	(9,316,127)
Exercise of stock options issued to employees	8,333	0	0	0	0	0
Shares issued to employees	2,040	1	999	0	0	1,000
Stock option expense	0	0	(627,868)	0	0	(627,868)

Balances at December 31, 2014	175,610,978	17,561	94,328,182	(74,306,486)	(298,312)	19,740,945

See accompanying notes to the financial statements.

Universal Biosensors, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2014	2013	2012
	A$	A$	A$

Cash flows from operating activities provided by/(used in):
Net loss	(9,316,127)	(11,633,807)	(9,131,222)
Adjustments to reconcile net profit/(loss) to net cash provided by/(used in) operating activities:
Depreciation and amortization	2,512,946	2,497,345	2,637,141
Share based payments expense	(627,868)	590,934	930,924
Loss on fixed assets disposal	16,195	4,544	9,766
Unrealized foreign exchange losses	718,336	114,568	0
Financing costs - amortization of warrants	181,779	5,994	0
Change in assets and liabilities:
Inventory	(393,243)	3,598,030	17,163
Accounts receivables	(1,631,838)	404,418	2,606,895
Prepaid expenses and other current assets	126,095	(10,824,351)	(26,632)
Deferred revenue	(348,270)	257,755	(1,437,125)
Employee entitlements	64,077	98,841	202,798
Accounts payable and accrued expenses	3,284,049	(1,742,847)	889,535

Net cash used in operating activities	(5,413,869)	(16,628,576)	(3,300,757)

Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	7,941	0	0
Purchases of property, plant and equipment	(955,327)	(159,437)	(687,245)

Net cash used in investing activities	(947,386)	(159,437)	(687,245)

Cash flows from financing activities:
Gross proceeds from share issue	0	0	13,164,042
Transaction costs on share issue	0	0	(639,918)
Proceeds from borrowings	1,051,662	17,676,500	921,725
Repayment of borrowings	(552,772)	(767,471)	(921,725)
Borrowing costs	(2,291,341)	(929,997)	0
Proceeds from stock options exercised	0	360,598	24,086

Net cash provided by/(used in) financing activities	(1,792,451)	16,339,630	12,548,210

Net increase/(decrease) in cash and cash equivalents	(8,153,706)	(448,383)	8,560,208
Cash and cash equivalent at beginning of period	23,742,422	23,649,417	15,089,209
Effect of exchange rate fluctuations on the balances of cash held in foreign currencies	741,113	541,388	0

Cash and cash equivalents at end of period	16,329,829	23,742,422	23,649,417

See accompanying notes to the financial statement

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2012, 2013 and 2014)

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

(for the years ended December 31, 2012, 2013 and 2014)

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

Derivative Instruments and Hedging Activities

In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider our own and counterparty credit risk. For years ended December 31, 2012, 2013 and 2014, we did not have any assets or liabilities that utilize Level 3 inputs. The valuation of our foreign exchange derivatives are based on the market approach using observable market inputs, such as forward rates and incorporate non-performance risk (the credit standing of the counterparty when the derivative is in a net asset position, and the credit standing of the Company when the derivative is in a net liability position). Our derivative assets are categorized as Level 2.

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

	Years Ended December 31,
	2014	2013	2012
	A$	A$	A$
Raw materials	351,007	4,169	2,925,482
Work in progress	46,443	38	120,596
Finished goods	0	0	556,159

	397,450	4,207	3,602,237

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2012, 2013 and 2014)

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

	Years Ended December 31,
	2014	2013	2012
	A$	A$	A$
Accounts receivable	3,799,705	2,167,867	2,282,888
Allowance for doubtful debts	0	0	0

	3,799,705	2,167,867	2,282,888

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

Research and development expenses for the respective periods are as follows:

	Years Ended December 31,
	2014	2013	2012
	A$	A$	A$
Research	1,194,323	1,829,411	1,511,772
Development	15,941,728	13,654,491	11,970,687

Research and development expenses	17,136,051	15,483,902	13,482,459

Income Taxes

The Company applies ASC 740 - Income Taxes which establishes financial accounting and reporting standards for the effects of income taxes that result from a company’s activities during the current and preceding years. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2012, 2013 and 2014)

We are subject to income taxes in the United States and Australia. U.S. federal income tax returns up to and including the 2013 financial year has been filed. Internationally, consolidated income tax returns up to and including the 2013 financial year have been filed.

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

Our overall ARO changed as follows:

	Years Ended December 31,
	2014	2013	2012
	A$	A$	A$

Opening balance at January 1	2,549,928	2,351,464	2,166,691
Accretion expense	50,072	198,464	184,773

Ending balance at December 31	2,600,000	2,549,928	2,351,464

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

(for the years ended December 31, 2012, 2013 and 2014)

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

(for the years ended December 31, 2012, 2013 and 2014)

Master Services and Supply Agreement

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

Collaboration Agreement

On September 9, 2011 the Company entered into a Collaboration Agreement with Siemens to develop coagulation related products for hospital point-of-care and ambulatory care coagulation markets. In addition to an up-front, non-refundable payment of A$2,961,245 (equivalent to US$3 million), the Collaboration Agreement contained a further six payments from Siemens upon the achievement of certain defined milestones. These six milestones relate to feasibility, regulatory submissions and the launch of the products to be developed. The Company has concluded that the up-front payment is not a separate unit of accounting and recorded the amount as deferred revenue to be recognized as revenue across other deliverables in the arrangement with Siemens based upon the Company’s best estimate of selling price. The deliverables related to each milestone are considered substantive and are not priced at a significant incremental discount to the other deliverables. As the achievement of the milestones is contingent upon a future event, the revenue for each deliverable will be recognized as the contingencies are met and the consideration becomes fixed and determinable.

Of the six milestones, the Company has delivered on three as of December 31, 2014:

•	In December 2014, the Company delivered on its third milestone when it completed the development of the Xprecia Stride™ Coagulation Analyzer and the same was launched by Siemens. Of the total amount of A$1,750,486 (equivalent to US$1,428,571) recognized as revenue from services in 2014 for this milestone, A$1,225,340 (equivalent to US$1,000,000) relates to the achievement of the milestone whilst the balance relates to a portion of the deferred US$3 million up-front payment allocated to these milestones based upon their relative estimate of selling price.

•	In June 2012, the Company delivered on its first milestone by achieving proof of technical feasibility of a new test strip and received a payment of A$1,522,534 (equivalent to US$1.5 million) as consideration. A sum of A$2,175,048 (equivalent to US$2,142,857) has been recognized as revenue from services in June 2012 in this regard.

•	In July 2012, the Company delivered on its second milestone by achieving proof of technical feasibility of another new test strip and received a payment of A$1,438,711 (equivalent to US$1.5 million) as consideration. A sum of A$2,055,301 (equivalent to US$2,142,857) has been recognized as revenue from services in July 2012 in this regard.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2012, 2013 and 2014)

Of the total amount of A$4,230,349 (equivalent to US$4,285,714) recognized as revenue in 2012, A$2,961,245 (equivalent to US$3.0 million) relates to the achievement of the two milestones whilst the balance relates to a portion of the deferred US$3 million up-front payment allocated to these milestones based upon their relative estimate of selling price.

Interest income

Interest income is recognized as it accrues, taking into account the effective yield on the cash and cash equivalents.

Research and development tax incentive income

Research and development tax incentive income is recognized when there is reasonable assurance that the income will be received, the relevant expenditure has been incurred, and the consideration can be reliably measured. The research and development tax incentive is one of the key elements of the Australian Government’s support for Australia’s innovation system and is supported by legislative law primarily in the form of the Australian Income Tax Assessment Act 1997 as long as eligibility criteria are met. Generally speaking, entities which are an R&D entity involved in eligible R&D activities with an aggregated turnover of less than A$20 million are eligible to claim research and development tax incentive income. In accordance with SEC Regulation S-X Article 5-03, the research and development incentive income has been recognized as non-operating income as it is not indicative of the core operating activities or revenue producing goals of the Company.

Management has assessed the research and development activities and expenditures to determine which are likely to be eligible under the incentive scheme. At each period end management estimates the refundable tax offset available to the Company based on available information at the time. This estimate is also reviewed by external tax advisors.

For the 2014 and 2013 financial year, the Company has recorded research and development tax incentive income of A$9,935,083 and A$6,279,954, respectively under the caption “Other” in the consolidated statements of comprehensive income. There was no research and development tax incentive income recognized in 2012.

Of the A$9,935,083 research and development tax incentive recorded in other income for the year ended December 31, 2014, A$1,735,083 relates to research and development tax incentive income the Company received from the Australian Government for the year ended December 31, 2013 following a change in the original estimate. The change in estimate was due to the fact the research and development tax incentives were introduced in 2011 and were dependent on the level of qualifying research and development expenditure. The research and development tax incentive recorded was based on the estimated amount which was probable of collection in the year ended December 31, 2013, the first year in which the Company became eligible for this incentive.

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

The Company has recorded foreign currency transaction gains/(losses) of (A$918,479), A$643,862 and (A$232,458) in each of the years ended December 31, 2014, 2013 and 2012, respectively.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2012, 2013 and 2014)

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

Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Our contingent liabilities as at December 31, 2014 are as follows:

•	during 2009, LifeScan chose not to proceed with the registration of the then current product but to proceed with an enhanced product, called OneTouch® Verio®, and acknowledged that there would be a delay as a result. As a result of this change, LifeScan agreed to pay additional amounts per strip manufactured by us in 2010 and 2011 up to a specified volume limit (“manufacturing initiation payments”). At the same time, we agreed to pay LifeScan a marketing support payment in each of the two years following the first year in which 1 billion strips are sold by LifeScan equal to 40% of the total manufacturing initiation payments made. The total amount of marketing support payments expected to be paid to LifeScan is approximately US$2 million. Based on the current volume of strips sold by LifeScan, it is uncertain whether we will be required to pay this marketing support payment.

•	we have engaged Planet Innovation Pty Ltd (“Planet Innovation”) to assist us with design and engineering for future Analyzers. As part of the agreement, Planet Innovation will be paid a milestone payment of approximately A$500,000 upon the formal acceptance of the Analyzers for commercial manufacture and a further milestone payment of approximately A$600,000 on launch sign-off for the first commercial sale of the Analyzers. The milestones have not been accrued as the Analyzers Planet Innovation is currently working on are in the research and development phases and it is uncertain whether these milestones will be achieved.

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

Leased Assets

All of the Company’s leases for the years ended December 31, 2014, 2013 and 2012 are considered operating leases. The costs of operating leases are charged to the statements of comprehensive income on a straight-line basis over the lease term.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2012, 2013 and 2014)

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

Employee Benefit Costs

The Company contributes to standard defined contribution superannuation funds on behalf of all employees. This contribution amount, which prior to July 1, 2013 was equal to 9% of each employee’s salary, was increased by law to 9.25% with effect from July 1, 2013 and further increased to 9.50% from July 1, 2014 of each such employee’s salary. Superannuation is a compulsory savings program whereby employers are required to pay a portion of an employee’s remuneration to an approved superannuation fund that the employee is typically not able to access until they are retired. The Company permits employees to choose an approved and registered superannuation fund into which the contributions are paid. Contributions are charged to the statements of comprehensive income as they become payable.

Net Loss per Share and Anti-dilutive Securities

Basic and diluted net loss per share is presented in conformity with ASC 260 – Earnings per Share. Basic and diluted net loss per share has been computed using the weighted-average number of common shares outstanding during the period. Other than in a profit making year, the potentially dilutive options issued under the Universal Biosensors Employee Option Plan (refer to Note 5(a) for details of options outstanding) were not considered in the computation of diluted net loss per share because they would be anti-dilutive given the Company’s loss making position.

Total Comprehensive Income

The Company follows ASC 220 – Comprehensive Income. Comprehensive income is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders, and for the Company, includes net income.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2012, 2013 and 2014)

The tax effect allocated to each component of other comprehensive income is as follows:

	Before-Tax Amount	Tax (Expense)/ Benefit	Net-of-Tax Amount
	A$	A$	A$
2014
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

Recent Accounting Pronouncements

On May 28, 2014, the FASB issued ASU 2014-09 which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance.

The core principle of the revenue model is that “an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.” In applying the revenue model to contracts within its scope, an entity will:

•	Identify the contract(s) with a customer (step 1).

•	Identify the performance obligations in the contract (step 2).

•	Determine the transaction price (step 3).

•	Allocate the transaction price to the performance obligations in the contract (step 4).

•	Recognize revenue when (or as) the entity satisfies a performance obligation (step 5).

The ASU applies to all contracts with customers except those that are within the scope of other topics in the FASB Accounting Standards Codification. Certain of the ASU’s provisions also apply to transfers of nonfinancial assets, including in-substance nonfinancial assets that are not an output of an entity’s ordinary activities (e.g., sales of (1) property, plant, and equipment; (2) real estate; or (3) intangible assets). Existing accounting guidance applicable to these transfers (e.g., ASC 360-20) has been amended or superseded.

Compared with current U.S. GAAP, the ASU also requires significantly expanded disclosures about revenue recognition.

The ASU is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016, for public entities. Early application is not permitted (however, early adoption is optional for entities reporting under IFRSs).

Entities have the option of using either a full retrospective or a modified approach to adopt the guidance in the ASU:

•	Full retrospective application — Retrospective application would take into account the requirements in ASC 250 (with certain practical expedients).

•

Modified retrospective application — Under the modified approach, an entity recognizes “the cumulative effect of initially applying the ASU as an adjustment to the opening balance of retained earnings of the annual reporting period that includes the date of initial application” (revenue in periods presented in the financial statements before that date is reported under

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2012, 2013 and 2014)

guidance in effect before the change). Using this approach, an entity applies the guidance in the ASU to existing contracts (those for which the entity has remaining performance obligations) as of, and new contracts after, the date of initial application. The ASU is not applied to contracts that were completed before the effective date (i.e., an entity has no remaining performance obligations to fulfill). Entities that elect the modified approach must disclose an explanation of the impact of adopting the ASU, including the financial statement line items and respective amounts directly affected by the standard’s application.

The Company is currently evaluating the method and impact the adoption of ASU 2014-09 will have on the Company’s consolidated financial statements.

(3)	Commitments and Contingent Liabilities

For details on our contingent liabilities, see Notes to Consolidated Financial Statements – Note 2, Summary of Significant Accounting Policies.

Operating Leases

The lease for 1 Corporate Avenue, Rowville Victoria expires on March 31, 2019, with two options to renew the lease each for successive five-year periods. The Company’s primary bank has issued a bank guarantee of A$250,000 in relation to a rental bond to secure the payments under the lease. This bank guarantee is secured by a security deposit held at the bank and has been recorded as “Other non-current assets” in consolidated balance sheets.

In accordance with the terms of the lease, the lessee has to restore part of the building upon vacating the premises.

The Company has also entered into a lease with respect to certain office equipment. The lease is for a period of 60 months which commenced in November 2012.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2014 are:

A$

Less than 1 year	549,193
1 – 3 years	1,155,722
3 – 5 years	755,092
More than 5 years	0

Total minimum lease payments	2,460,007

Rent expense was A$551,119, A$597,512 and A$594,118 for the fiscal years ended December 31, 2014, 2013 and 2012, respectively.

Government research grants

On October 1, 2010, Universal Biosensors Pty Ltd was awarded a grant of A$250,000 by the State of Victoria to assist in the upgrade of our manufacturing facility to ultimately support the production of strips for a new point of care test. These payments are subject to the achievement of milestones which include capital expenditure by Universal Biosensors Pty Ltd of predetermined minimum amounts. The State of Victoria may require Universal Biosensors Pty Ltd to refund any amounts paid under the grant together with interest should Universal Biosensors Pty Ltd fail to complete the upgrade within a stipulated timeframe or fails to fulfill its commitments towards the upgrade. The State of Victoria may also withhold, suspend, cancel or terminate any payment or payments upon a failure to comply with obligations or if Universal Biosensors Pty Ltd chooses not to proceed with these initiatives or it becomes insolvent. The total amount received under the Victorian State Government Grant during 2014 was A$0 (2013: A$0, 2012: A$75,000). This grant has been recognized against the acquisition cost of the related plant and equipment.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2012, 2013 and 2014)

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

A reconciliation of the (benefit)/provision for income taxes with the amount computed by applying the Australian statutory company tax rate of 30% to the profit/(loss) before income taxes is as follows:

	Years ended December 31,
	2014		2013		2012
	A$	%	A$	%	A$	%
Profit/(loss) before income taxes	(9,316,127)		(11,633,807)		(9,131,222)
Computed by applying income tax rate of home jurisdiction	(2,794,838)	30	(3,490,142)	30	(2,739,367)	30
Research & development incentive	2,502,701	(27)	3,613,149	(31)	(1,268,040)	14
Disallowed expenses/(income):
Share based payment	(188,360)	2	177,280	(2)	279,278	(3)
Other	3,136	0	6,697	0	8,425	0
Change in valuation allowance	477,361	(5)	(306,984)	3	3,719,704	(41)

Income tax expense/(benefit)	0	0	0	0	0	0

The components of our loss before income taxes as either domestic or foreign is as follows:

	As of December 31,
	2014 A$	2013 A$	2012 A$

Foreign	—	3	1,523
Domestic (Australia)	(9,316,127)	(11,633,810)	(9,132,745)

	(9,316,127	(11,633,807	(9,131,222

Significant component of the Company’s deferred tax assets are shown below:

	As of December 31,
	2014 A$	2013 A$
Deferred tax assets:
Operating loss carry forwards	12,514,104	18,788,802
Unamortized capital raising cost	(1,366,548)	115,185
Depreciation and amortization	1,652,825	1,294,282
Asset retirement obligations	345,519	764,978
Employee entitlements	401,074	394,181
Other	3,489,477	2,055,885

Total deferred tax assets	17,036,451	23,413,313
Valuation allowance for deferred tax assets	(17,036,451)	(23,413,313)

Net deferred tax asset	0	0

Significant components of deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. A valuation allowance has been established, as realization of such assets is not more likely than not.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2012, 2013 and 2014)

At December 31, 2014 the Company has A$41,713,681 (A$42,964,339 at December 31, 2013) of accumulated tax losses available for carry forward against future earnings, which under Australian tax laws do not expire but may not be available under certain circumstances. UBI has US tax losses available for carry forward against future earnings of US$1,011,321 as of December 31, 2014 and 2013.

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

An option holder is not permitted to participate in a bonus issue or new issue of securities in respect of an option held prior to the issue of shares to the option holder pursuant to the exercise of an option. If the Company changes the number of issued shares through or as a result of any consolidation, subdivision, or similar reconstruction of the issued capital of the Company, the total number of options and the exercise price of the options (as applicable) will likewise be adjusted. Options granted in 2012, 2013 and 2014 were 769,500, 654,000, and 152,000 respectively.

In accordance with ASC 718, the fair value of the option grants was estimated on the date of each grant using the Trinomial Lattice model. The assumptions for these grants were:

	Grant Date
	Aug-14	Dec-13	Dec-13	Aug-13	Mar-13	Nov-12	Nov-12	Sep-12	Mar-12
Exercise Price (A$)	0.17	Nil	0.49	0.71	0.79	Nil	1.09	0.73	0.75
Share Price at Grant Date (A$)	0.17	0.49	0.49	0.71	0.79	1.09	1.09	0.73	0.75
Volatility	71%	63%	63%	64%	65%	66%	66%	67%	67%
Expected Life (years)	7	7	7	7	7	7	7	7	7
Risk Free Interest Rate	3.13%	3.82%	3.82%	3.54%	3.37%	2.82%	2.82%	3.00%	3.78%
Fair Value of Option (A$)	0.10	0.49	0.28	0.41	0.45	1.09	0.63	0.42	0.44

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

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2012, 2013 and 2014)

Stock option activity during the current period is as follows:

	Number of shares	Weighted average issue price A$
Balance at December 31, 2013	10,606,099	1.07
Granted	152,000	0.10
Exercised	(8,333)	0.00
Lapsed	(1,416,330)	1.04

Balance at December 31, 2014	9,333,436	1.06

At December 31, 2014, the number of options exercisable was 8,611,392 (2013: 8,904,217 and 2012: 9,264,906). At December 31, 2014, total stock compensation expense recognized in income statement was (A$627,868) (2013: A$590,934 and 2012: A$930,924).

The following table represents information relating to stock options outstanding under the plans as of December 31, 2014:

	Options Outstanding		Options Exercisable Shares
Exercise Price A$	Shares	Weighted average remaining life in years

$0.35	380,603	1	380,603
$1.18	549,000	2	549,000
$1.20	525,000	3	525,000
$0.89	665,000	3	665,000
$0.70	146,000	4	146,000
$0.50	8,000	4	8,000
$0.00	50,001	4	50,001
$0.94	768,667	4	768,667
$0.00	388,334	4	388,334
$1.72	1,235,000	5	1,155,000
$1.60	50,000	2	50,000
$1.58	226,000	3	226,000
$0.00	91,667	3	91,667
$1.37	263,000	3	263,000
$1.38	2,300,000	3	2,300,000
$1.00	66,000	4	66,000
$0.89	240,000	4	240,000
$0.00	100,000	4	100,000
$0.75	96,664	4	96,664
$0.73	86,000	5	57,334
$1.09	287,500	5	191,640
$0.00	137,500	5	91,664
$0.79	24,000	5	16,000
$0.71	30,000	6	10,000
$0.49	307,500	6	102,486
$0.00	220,000	6	73,332
$0.17	92,000	7	0

	9,333,436		8,611,392

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2012, 2013 and 2014)

The table below sets forth the number of employee stock options exercised and the number of shares issued in the period from December 31, 2012. We issued these shares in reliance upon exemptions from registration under Regulation S under the Securities Act of 1933, as amended.

Period Ending	Number of Options Exercised and Corresponding Number of Shares Issued	Weighted Average Exercise Price (A$)	Proceeds Received (A$)
2012	115,240	0.25	24,086
2013	1,497,025	0.20	360,598
2014	8,333	0.00	0

As of December 31, 2014, there was A$125,758 of unrecognized compensation expense related to unvested share-based compensation arrangements under the Employee Option Plan. This expense is expected to be recognized as follows:

Fiscal Year	A$
2015	100,210
2016	24,642
2017	906

125,758

The aggregate intrinsic value for all options outstanding as at December 31, 2014 was zero.

(b)	Restricted Share Plan

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

The table below sets forth the restricted shares issued by the Company since 2012:

	Number of Restricted Shares Issued	Market Value of Restricted Shares Issued (A$)
November, 2012	77,945	84,960
May, 2013	917	1,000
December, 2013	142,800	69,972
June, 2014	2,040	1,000

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2012, 2013 and 2014)

Restricted stock awards activity during the current period is as follows:

	Number of shares	Weighted average issue price A$
Balance at December 31, 2013	260,801	0.72
Granted	2,040	0.49
Release of restricted shares	(28,354)	0.71

Balance at December 31, 2014	234,487	0.72

(6)	Related Party Transactions

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

In August 2013, we entered into a consulting agreement with SpeeDx pursuant to which we will provide certain services relating to the establishment and maintenance of a quality management system at SpeeDx. Consulting fees received under this agreement in 2014 were A$77,758. In addition, a success fee of A$50,000 was paid by SpeeDx in 2014 as the criteria for successful completion of the engagement was met.

Messrs Denver and Jane are directors of the Company and SpeeDx. Talu Ventures Pty Ltd, of which Mr. Jane is a director, is a fund manager of a fund which holds approximately 33% of the issued shares in SpeeDx. Until September 27, 2013, PFM Cornerstone Limited held approximately 6% of our shares (this holding has since decreased to approximately 1% of our shares), and PFM Cornerstone Limited also holds approximately 33% of the issued shares in SpeeDx. Messrs Denver and Hanley are directors of the Company and PFM Cornerstone Limited.

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

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2012, 2013 and 2014)

(7)	Financial Instruments

Financial Assets

	Years Ended December 31,
	2014	2013	2012
	A$		A$
Financial assets:
Cash and cash equivalents	16,329,829	23,742,422	23,649,417
Accounts receivables	3,799,705	2,167,867	2,282,888
Financial instruments	0	0	0

Total financial assets	20,129,534	25,910,289	25,932,305

Debt:
Short term borrowings	498,890	0	0
Long term secured loan	17,499,194	15,857,966	0

Net financial assets	2,131,450	10,052,323	25,932,305

The carrying value of the cash and cash equivalents and the accounts receivable approximates fair value because of their short-term nature.

We regularly review all our financial assets for impairment. There were no impairments recognized in 2014, 2013 and 2012.

Derivative Instruments and Hedging Activities

We had no outstanding contracts as at December 31, 2014, 2013 and 2012, respectively. During the years ended December 31, 2014 and 2013, we recognized gains of nil. During the year ended December 31, 2012, we recognized losses of A$83,339 which was recorded in earnings for the year ended December 31, 2012. No amount of ineffectiveness was recorded in earnings for these designated cash flow hedges for the years ended December 31, 2014, 2013 and 2012. For further details, see Notes to Consolidated Financial Statements – Note 2, Summary of Significant Accounting Policies.

(8)	Property, Plant and Equipment

	As of December, 31
	2014	2013
	A$	A$
Plant and equipment	23,500,587	19,516,798
Leasehold improvements	8,860,746	8,790,395
Capital work in process	1,943,032	5,509,498

	34,304,365	33,816,691
Accumulated depreciation	(19,967,699)	(17,906,571)

Property, plant & equipment, net	14,336,666	15,910,120

Capital work in process relates to assets under construction and comprises primarily specialized manufacturing equipment. Legal right to the assets under construction rests with the Company. The amounts capitalized for capital work in process represent the percentage of expenditure that has been completed, and once the assets are placed into service, the Company begins depreciating the respective assets. The accumulated amortisation of capitalised leasehold improvements for the fiscal years ended December 31, 2014, 2013 and 2012 was A$7,096,926, A$6,633,104, and A$6,001,351, respectively.

Depreciation expense was A$2,512,946, A$2,497,345, and A$2,637,141 for the fiscal years ended December 31, 2014, 2013 and 2012, respectively.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2012, 2013 and 2014)

(9)	Accrued Expenses

Accrued expenses consist of the following:

	As of December, 31
	2014	2013
	A$	A$
Legal, tax and accounting fees	269,609	461,548
Salary and related costs	402,839	1,036,125
Research and development materials	689,219	687,335
Other	279,315	144,432

	1,640,982	2,329,440

(10)	Stockholders’ Equity - Common Stock

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

Universal Biosensors Pty Ltd contributes to standard defined contributions superannuation funds on behalf of all employees. This contribution amount, which prior to July 1, 2013 was equal to 9% of each employee’s salary, was increased by law to 9.25% and 9.50% of each such employee’s salary from July 1, 2013 and July1, 2014 respectively. The Company permits employees to choose the superannuation fund into which the contributions are paid, provided the fund is appropriately registered.

Universal Biosensors Pty Ltd contributed A$821,365, A$901,589, and A$879,552 for the fiscal years ended December 31, 2014, 2013 and 2012, respectively.

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

	Years Ended December 31,
	2014	2013	2012
Weighted average shares used as denominator in calculating:
Basic & diluted net loss per share	175,608,634	174,428,259	160,417,411

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2012, 2013 and 2014)

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

No liability has arisen under these indemnities as at December 31, 2014.

(14)	Segments

The Company operates in one segment. The principal activities of the Company are research and development, commercial manufacture of approved medical or testing devices and the provision of services including contract research work.

The Company operates predominantly in one geographical area, being Australia and continues to derive significant revenues from LifeScan.

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

(for the years ended December 31, 2012, 2013 and 2014)

(16)	Borrowings

Future maturities, interest and other payments under the Company’s long term secured loan pursuant to the credit agreement as of December 31, 2014 is as follows:

	December 31, 2014		December 31, 2013
	US$	A$	US$	A$

2014	0		2,532,500
2015	2,349,167		1,749,167
2016	2,032,500		1,732,500
2017	1,732,500		1,732,500
2018	16,732,500		16,732,500
Thereafter	0		0

Total minimum payments	22,846,667		24,479,167
Less amount representing interest and other fees	(7,846,667)		(9,479,167)

Gross balance of long term debt	15,000,000		15,000,000
Less fair value of warrants recorded within loan (a)	(815,655)		(815,655)
Plus interest accretion	168,494		5,363

Total carrying value	14,352,839	17,499,194	14,189,708	15,857,966

Less current portion	0	0	0	0

Total carrying value, non-current portion	14,352,839	17,499,194	14,189,708	15,857,966

The carrying value of the borrowings approximates its fair value. The fair value is estimated by discounting future cash flows at the currently offered rates for borrowings of similar remaining maturities.

(a)	The warrants issued in December 2013 had a fair value of US$815,655 as of December 31, 2014, and are included in long term debt carrying value.

Athyrium Credit Agreement

On December 19, 2013 (“Closing Date”), UBI and its wholly owned subsidiary, UBS (together UBI and UBS, the “Transaction Parties”) entered into a credit agreement with Athyrium Opportunities Fund (A) LP (“Athyrium A”), as administrative agent (the “Administrative Agent”) and as a lender, and Athyrium Opportunities Fund (B) LP (“Athyrium B”) as a lender (Athyrium A and Athyrium B together with any other lenders party thereto from time to time, the “Lenders”) which was amended on January 30, 2015, for a secured term loan of up to US$25 million (“Credit Agreement”). Of this amount, US$15 million had been drawn at December 31, 2013, with a further US$10 million (“Delayed Draw Loans”) available to be drawn down as follows:

•	US$5 million available within 30 days after the end of any quarter ending on or before July 31, 2015, conditional upon UBS satisfying certain conditions precedent including that in the immediately preceding quarter, UBS achieves quarterly service fee revenues from the sale of the OneTouch® Verio® blood glucose strips (“Verio QSFs”) plus coagulation manufacturing revenues of not less than US$1,800,000 in the aggregate; and

•	US$5 million available within 30 days after the end of any quarter ending on or before July 31, 2015, conditional upon UBS satisfying certain conditions precedent including that in the immediately preceding quarter, UBS achieves Verio QSF plus coagulation manufacturing revenues of not less than US$2,500,000 in the aggregate.

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

        Voluntary prepayments of the term loans are not permitted prior to the second anniversary of the Closing Date, except in the event of a change of control of a Transaction Party. After the second anniversary, UBS can make voluntary repayments in minimum principal amounts of US$2,500,000 together with interest, plus the premium described below. UBS must make mandatory prepayments in certain prescribed circumstances, including in the event of raising additional debt financing, a sale or transfer of assets other than in certain circumstances

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2012, 2013 and 2014)

and in the event of other specified extraordinary receipts. Extraordinary events include cash received or paid other than in the ordinary course of business, such as tax refunds (other than GST and R&D tax rebates), LifeScan lump sum fee payments and Siemens termination fees. In such events, UBS must prepay to the Lenders 100% of the net cash proceeds received. In the event of any prepayment (1) on or prior to the second anniversary of the Closing Date with respect to any obligations under the Credit Agreement other than the Delayed Draw Loans, or (2) on or prior to June 19, 2016 with the respect to the Delayed Draw Loans, UBS must also pay a prepayment premium of 20% of the principal of such prepayment due and payable on the applicable date. In the event of any prepayment (1) after the second anniversary of the Closing Date with respect to any obligations under the Credit Agreement other than the Delayed Draw Loans, or (2) after June 19, 2016 with the respect to the Delayed Draw Loans, UBS must pay a prepayment premium commencing at 15% of the principal of such prepayment due and payable on the applicable date and reducing pro-rata on a monthly basis until the Maturity Date (as defined below).

Unless the facility is otherwise terminated earlier pursuant to the terms of the Credit Agreement, the Borrower is required to repay the outstanding principal amount of the loans drawn down, together with all accrued and unpaid interest thereon and all other obligations on December 19, 2018 (the “Maturity Date”).

UBS paid a non-refundable fee of US$625,000 to the Lenders on the Closing Date (being 2.5% of the aggregate credit facility) and a non-refundable fee of US$200,000 to the Lenders pursuant to the January 2015 amendment to the Credit Agreement. A 2% commitment fee based on any available unused borrowing commitment is to be paid by UBS under the Credit Agreement until July 31, 2015. The Lenders are also entitled to receive 30% of the net proceeds of milestone payments paid under the Collaboration Agreement by and among UBS, UBI and Siemens, up to a maximum of US$600,000 in the aggregate of which US$300,000 was paid in February 2015. UBS has also agreed to pay certain taxes arising in connection with the Credit Agreement and other loan documents, including withholding taxes. UBS has also agreed to pay certain reasonable out-of-pocket expenses incurred by the Lenders in connection with the loan documents including the January 2015 amendment, or as may be incurred in connection with the enforcement or protection of their rights.

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

Other

In December 2014, UBS entered into an arrangement with Elantis Premium Funding Ltd to fund the Group’s 2015 insurance premium. The total amount financed is A$498,890 at inception. Interest is charged at a fixed rate of 2.84% per annum and the short-term borrowing will be fully repaid by December 2015. The short-term borrowing is secured by the insurance premium refund.

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

(for the years ended December 31, 2012, 2013 and 2014)

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

(18)	Restricted Cash

Restricted cash maintained by the Company in the form of term deposits is as follows:

	Years Ended December 31,
	2014	2013	2012
	A$	A$	A$

Financial covenant pursuant to the credit agreement	2,600,000	2,600,000	0
Letter of credit issued in favour of a supplier	0	575,000	575,000
Collateral for facilities	320,000	320,000	320,000

	2,920,000	3,495,000	895,000

Financial covenant pursuant to the credit agreement and collateral for facilities are recorded under the caption “Other non-current assets” in the consolidated balance sheets. Letter of credit issued in favour of a supplier is recorded under the caption “Other current assets” in the consolidated balance sheets.

Universal Biosensors, Inc.

Schedule ii – Valuation and Qualifying Accounts

(for the years ended December 31, 2012, 2013 and 2014)

		Additions
	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at end of Period
	A$	A$	A$	A$	A$

Year ended December 31, 2012
Deferred income tax valuation allowance	18,356,448	3,719,704	(38,142)	0	22,038,010

Year ended December 31, 2013
Deferred income tax valuation allowance	22,038,010	(306,984)	1,682,287	0	23,413,313

Year ended December 31, 2014
Deferred income tax valuation allowance	23,413,313	477,361	(6,854,223)	0	17,036,451