Form 10-K, Exhibit 13
period 2020-12-31
UNIVERSAL BIOSENSORS INC
filed 2021-02-24
CIK 1279695

Exhibit 13.0

Universal Biosensors, Inc.

2020 Annual Report

Unless otherwise noted, references in this Annual Report to “Universal Biosensors”, the “Company,” “Group,” “we,” “our” or “us” means Universal Biosensors, Inc. (“UBI”) a Delaware corporation and, when applicable, its wholly owned Australian operating subsidiary, Universal Biosensors Pty Ltd (“UBS”), and UBS’ wholly owned Canadian operating subsidiary, Hemostasis Reference Laboratory Inc. (“HRL”).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes that appear elsewhere in this Annual Report. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs and other forward-looking information, including the types of forward looking statements described in our Form 10-K. Our (and our customer’s, partners’ and industry’s) actual results, levels of activity, performance or achievements may differ materially from those discussed in the forward-looking statements below and elsewhere in our Form 10-K. Factors that could cause or contribute to these differences include those discussed below and elsewhere in our Form 10-K, particularly in "Risk Factors".

Our Business

We are a specialist biosensors company focused on the development, manufacture and commercialization of a range of point-of-use devices for measuring different analytes across different industries.

The Company is continuing to build a multi-product stable of biosensors in large markets and has recently placed emphasis on expanding its existing molecular detection limits and in so doing using our hand held biosensors testing platform to develop products used in oneology (wine industry), human health including coagulation, women’s health and fertility, oncology, veterinarian and environmental testing.

The Company recently launched its new product, the SENTIA™ Wine Analyser (“Sentia”). The first SENTIA™ Wine Analyser test is used to test for Free Sulphur Dioxide. Additional products including tests for Malic Acid, Glucose & Fructose, Acetic Acid and Total Acid are in development. The Company plans to develop and commercialize these products within the next 18 months (where possible). The total wine test market is estimated to be A$800 million.

During the period, the Company entered into an exclusive Distribution Agreement with Grapeworks Pty Ltd for the distribution of our Sentia products in Australia.

In January 2020 the Company entered into a non-exclusive distribution agreement with Enartis Inc to distribute Sentia products in the USA.

Additional distribution agreements for the Company’s Sentia products are expected to be finalized during 2021.

During December 2020, the Company entered into a global exclusive license agreement with LifeScan Global Corporation to develop a biosensor strip and a meter to be used for the detection and monitoring of diabetes in animals. This market is projected to grow at a CAGR of 11.35% and is estimated to be A$372 million in 2026.

During December 2020, the Company entered into a services agreement with Bayer Inc. pursuant to which the Company will provide testing services at HRL. Revenue to be generated from this contract is expected to be CAD$1.3million over 30 months.

We have worked with Siemens Healthcare Diagnostics Inc. (“Siemens”) since 2012 in relation to a range of products for the point-of-care coagulation testing market, pursuant to a collaboration agreement with Siemens (the “Collaboration Agreement”). On September 9, 2019, we entered into certain binding term sheets with Siemens (the “Siemens Term Sheets”) and on September 18, 2019, we entered into a commercial and distribution agreement with Siemens (the “Siemens Distribution Agreement”) and a supply agreement with Siemens (the “Siemens Supply Agreement” and together with the Siemens Term Sheets and the Siemens Distribution Agreement the “2019 Siemens Agreements”). The 2019 Siemens Agreements remain ongoing and, pursuant to such agreements:

●	Siemens has committed to order a certain minimum amount of Xprecia Stride™ strips from UBI until the agreement expires in March 2023; and
●	The Company has the right to pursue partnership and distribution opportunities for point-of-care coagulation products outside of our arrangement with Siemens.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

The Company has begun to pursue opportunities to develop Xprecia Stride™ in global markets and continues to invest in the development of a new point-of-care coagulation device which is expected to commence clinical trials during 2021. This market is estimated to be A$1 billion.

Key aspects of our strategy for increasing shareholder value include:

●	commercializing our existing product portfolio, undertaking feasibility and development activities, manufacturing products and providing laboratory services;
●	extending and demonstrating the broader application of our technology;
●	entering into collaborative, strategic or distribution arrangements with industry participants with respect to specific tests or specific fields; and
●	identifying and pursuing related opportunities for growth.

Our plan of operations over the remainder of the fiscal year ending December 2021 is to:

●	launch our Sentia, Free Sulphur Dioxide wine testing product world-wide;
●	finalise the development and launch Sentia’s Glucose, Fructose and Malic Acid wine tests world-wide;
●	seek to enter into collaborative, strategic or distribution arrangements with industry participants with respect to the development and commercialization of our products;
●	manufacture products;
●	undertake feasibility and development work to enhance our technology detection limits;
●	provide the necessary post-market support for our customers and partners;
●	provide laboratory services for our customers and partners;
●	develop new applications for our technology platform in markets with commercial potential; and
●	identify, investigate and evaluate merger & acquisition opportunities.

Results of Operations

Analysis of Consolidated Revenue

Our total revenue decreased by 54% during our 2020 financial year as compared to our 2019 financial year primarily as a result of COVID-19. HRL, our Canadian operation, was temporarily closed during the year to circumvent the spread of COVID-19 which impacted HRL’s revenues and our ability to manufacture the PT-INR strips.

Revenue from Products

The financial results of the PT-INR test strips for the Xprecia Stride™ Coagulation Analyzer we manufactured and sold during the respective periods are as follows:

	Years Ended December 31,
	2020	2019
	A$	A$
Revenue from products	2,565,747	4,863,347
Cost of goods sold	(1,715,538)	(2,866,081)
Gross profit	850,209	1,997,266
Gross profit margin	33%	41%

The movement in revenues is primarily volume driven. Revenues decreased by 47% in the 2020 financial year when compared to the 2019 financial year as a result of COVID-19. PT-INR test strips produced by UBI are required to be calibrated so that all PT-INR products agree with an international standard. The calibration services, which is dependent on the blood samples received from donors, are performed by HRL. With the temporary closure of HRL on March 24, 2020 due to COVID-19, the PT-INR strip calibration could not be carried out thus impacting the manufacture and supply of the strips. HRL recommenced its operations on May 25, 2020. The product margin from the sale of our PT-INR strips has decreased with lower throughput.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

Revenue from Services

HRL provides coagulation testing services. We also provide other ad-hoc services on an agreed basis according to our customers and partners requirements.

There are different arrangements for each service being provided. The gross profit during the respective periods in relation to the provision of services is as follows:

	Years Ended December 31,
	2020	2019
	A$	A$
Revenue from services:
Coagulation testing services	568,528	1,094,669
Contract research and development	0	703,239
Quarterly service fees	0	164,577
Other services	68,334	71,367
	636,862	2,033,852
Cost of services	(863,985)	(705,612)
Gross profit	(227,123)	1,328,240

Coagulation testing services – these services are performed by HRL. Typically, HRL collects blood samples from donors located at hospital clinics and community blood collection sites. These blood samples are used for calibration and testing services. There was a decline of 48% in coagulation testing services for the 2020 financial year when compared to the 2019 financial year. COVID-19 negatively impacted HRL’s operations which are located at a hospital and were shut-down temporarily for approximately two months. In addition, local government orders restricted normal business operations and access to the hospital and community collection sites during this temporary shut-down period. HRL business is expected to return to normal subject to any further COVID-19 related delays or shutdowns.

Contract research and development - a sum of A$658,675 was recognized as revenue in January 2019 as the Company met one of its milestones pursuant to the Siemens Collaboration Agreement. The balance in the 2019 financial year relates to other contract research work undertaken. No such contract research and development was performed in 2020.

Quarterly service fees – whilst we no longer receive the quarterly service fees due to the LifeScan Conversion, the Company notes there was an underpayment of quarterly services fees of A$164,577 relating to prior years, which were recorded by the Company during the 2019 financial year.

The Australian consumer price index rose 0.9% over the twelve months ending December 31, 2020 and did not have a material impact on our net sales, revenue and income.

EBITDA

EBITDA is earnings before interest, taxes, depreciation and amortization. EBITDA is a non-GAAP measurement. Management uses EBITDA because it believes that such measurements are widely accepted financial indicators used by investors and analysts to analyze and compare companies on the basis of operating performance and that these measurements may be used by investors to make informed investment decisions, and enhances our understanding of our financial performance and highlights operational trends. These measures are not in accordance with, or an alternative for, generally accepted accounting principles in the United States (GAAP). The most comparable GAAP measure is net earnings from continuing operations. Consolidated EBITDA should not be considered in isolation or as a substitution for analysis of our results as reported under GAAP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

EBITDA for the respective periods and a reconciliation of net income/(loss) to EBITDA is as follows:

	Years Ended December 31,
	2020	2019
	A$	A$
Net loss	(7,638,024)	(4,846,285)
Interest income	(293,816)	(825,944)
Income tax benefit	0	(1,317,479)
Depreciation - cost of goods sold & services	204,001	350,517
Depreciation and amortization - other operating costs & expenses	2,226,940	1,159,654
EBITDA	(5,500,899)	(5,479,537)

The decrease in EBITDA is primarily as a result of decline in revenue.

Product Support

Product support relates to post-market technical support provided by us for the Xprecia Stride™ test devices.

Depreciation and Amortization Expenses

	Years Ended December 31,
	2020	2019
	A$	A$
Depreciation:
Charged to cost of goods sold & services	204,001	350,517
Charged to other operating costs & expenses	586,154	715,835
	790,155	1,066,352
Amortization	1,640,786	443,819
Total depreciation and amortization	2,430,941	1,510,171

The decline in depreciation for all periods is due to certain fixed assets being fully written off.

Amortization expense represents intangible assets amortized over their estimated useful lives. These intangible assets were acquired in September 2019 pursuant to the Siemens Acquisition.

Research and Development Expenses

Research and development expenditure principally reflects the effort required in product development of the tests we are developing. Our primary focus was the research and development activities in the wine testing platform and to a lesser extent blood coagulation testing. Research and development expenditure decreased by 9% in the 2020 financial year compared to the 2019 financial year.

In 2019, our efforts were mostly focused on the blood coagulation testing platform. This is in the medical devices segment which requires additional validation and clinical trials work, the data which needs to be submitted to the regulatory authorities such as FDA for product approval. The wine testing platform is in the non-medical devices segment and does not have such rigorous requirements hence the decline in our research and development expenditure.

The timing and cost of any development program is dependent upon a number of factors including achieving technical objectives, which are inherently uncertain, and subsequent regulatory approvals. We have project plans in place for all our development programs which we use to plan, manage and assess our projects. As part of this procedure, we also undertake commercial assessments of such projects to optimize outcomes and decision making.

Additionally, research and development expenses are related to the development of new technologies and products based on the electrochemical cell platform.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

The Company conducts research and development activities to build an expanding portfolio of product-based revenues and cash flows and increase the value of UBI’s core technology assets. Research is focused on demonstrating technical feasibility of new technology applications. Development activity is focused on turning these technology platforms into commercial-ready products and represents the majority of the Company’s research and development expenses.

Research and development expenses consist of costs associated with research activities, as well as costs associated with our product development efforts, including pilot manufacturing costs. Research and development expenses include:

●	consultant and employee related expenses, which include consulting fees, salaries and benefits;
●	materials and consumables acquired for the research and development activities;
●	external research and development expenses incurred under agreements with third party organizations and universities; and
●

facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities, depreciation of leasehold improvements and equipment and laboratory and other supplies.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs, including stock option expense for certain personnel. Other general and administrative expenses include depreciation, repairs and maintenance, insurance, facility costs not otherwise included in research and development expenses, consultancy fees and professional fees for legal including legal services and maintenance fees incurred for patent applications, audit and accounting services.

General and administrative expenses decreased by 16% during the 2020 financial year compared to the 2019 financial year. The decrease was primarily due to legal and consultant fees incurred as part of contract negotiations with Siemens during the 2019 financial year. This matter was resolved when we entered into certain definitive agreements with Siemens on September 18, 2019.

 Interest Income

Interest income decreased by 64% during the 2020 financial year when compared to the 2019 financial year. The decrease in interest income is generally attributable to the lower amount of funds available for investment and lower interest rates.

Financing Costs

Disclosed in this account is accretion expense which reflects the increase in the carrying amount of an ARO.

Research and Development Tax Incentive Income

The Company is eligible and has recorded research and development tax incentive income of A$2,826,244 for the 2020 financial year. The Research and development tax incentive income for the 2020 financial year has not yet been received and as such is recorded in “Other current assets” in the consolidated balance sheets.

Research and development tax incentive income is generally in line with the level of research and development expenses eligible for this incentive.

Exchange (Loss)/Gain

Foreign exchange gains and losses arise from the settlement of foreign currency transactions that are translated into the functional currency using the exchange rates prevailing at the dates of the transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

Other

Other income is as follows for the relevant periods:

	Years Ended December 31,
	2020	2019
	A$	A$
Insurance recovery	674,083	0
Federal and state government subsidies	1,265,149	0
Rental income	180,631	41,900
Other income	2,988	15,267
	2,122,851	57,167

Insurance recovery represents A$600,000 as partial reimbursement of our legal costs which was incurred during mediation with Siemens and the balance relates to insurance recovery of certain items damaged as a result of a water leak. Federal and state government subsidies which primarily includes Australian job keeper payments and Canada Emergency Wage Subsidy, represent assistance provided by these authorities as a stimulus during COVID-19.

Income Tax Benefit

The 2019 benefit principally relates to income tax benefit recognized on the deferred income tax liability arising out of the Siemens Acquisition.

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

(a) Income Taxes

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

(b) Impairment of Long-Lived Assets

We review our capital assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. In performing the review, we estimate undiscounted cash flows from products under development that are covered by these patents and licenses. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset. If the evaluation indicates that the carrying value of an asset is not recoverable from its undiscounted cash flows, an impairment loss is measured by comparing the carrying value of the asset to its fair value, based on discounted cash flows.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

(c) Research and Development Tax Incentive Income

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

Management has assessed the Company’s research and development activities and expenditures to determine which activities and expenditures are likely to be eligible under the tax incentive regime described above. At each period end management reviews the aggregate turnover of the Company to determine if the research and development tax incentive income should be recorded and based on this information and other available information at the time estimates the refundable tax offset available to the Company. This estimate is also reviewed by external advisors on an annual basis.

(d) Carrying Value of Intangible Assets

The Company assesses the carrying value of intangible assets annually, or whenever there is an indication of impairment. Identifying indicators or impairment requires judgments to be made as to the prospects and value drivers of the individual assets.

(e) Lease Obligations

The Company assesses the term of the lease including whether the options for renewal will be taken up and the incremental borrowing rate.

Financial Condition, Liquidity and Capital Resources

Net Financial Assets

Our net financial assets position is shown below:

	Years Ended December 31,
	2020	2019
	A$	A$
Financial assets:
Cash and cash equivalents	23,561,807	30,229,530
Accounts receivables	73,073	116,626
Total financial assets	23,634,880	30,346,156
Debt:
Short and long term debt/loan	40,741	0
Net financial assets	23,594,139	30,346,156

Since inception, we have financed our business primarily through the issuance of equity securities, funding from strategic partners, government grants and rebates (including the research and development tax incentive income), cash flows generated from operations, and a term loan.

The decline in our net financial assets position is primarily a result of operational costs sustained for the business

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

We believe we have sufficient cash and cash equivalents to fund our operations for at least the next twelve months from the date of issuance. Liquidity risk is the risk that the Company may encounter difficulty meeting obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The purpose of liquidity management is to ensure that there is sufficient cash to meet all the financial commitments and obligations of the Company as they come due. In managing the Company’s capital, management estimates future cash requirements by preparing a budget and a multi-year plan for review and approval by the Board. The budget is reviewed and updated periodically and establishes the approved activities for the next twelve months and estimates the costs associated with those activities. The multi-year plan estimates future activity along with the potential cash requirements and is based upon management’s assessment of current progress along with the expected results from the coming years’ activity. Budget to actual variances are prepared and reviewed by management and are presented on a regular basis to the Board of Directors.

     The carrying value of the cash and cash equivalents and the accounts receivables approximates fair value because of their short-term nature.

We regularly review all our financial assets for impairment, including whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. There were no impairments recognized for the years ended December 31, 2020 and 2019.

Given the uncertainty in the rapidly changing market and economic conditions related to the COVID-19 pandemic, we will continue to evaluate the nature and extent of the impact to our business and financial position.

Derivative Instruments and Hedging Activities

In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider our own and counterparty credit risk.  For the years ended December 31, 2020 and 2019, we did not have any assets or liabilities that utilize Level 3 inputs.  The valuation of our foreign exchange derivatives is based on the market approach using observable market inputs, such as forward rates, and incorporates non-performance risk (the credit standing of the counterparty when the derivative is in a net asset position, and the credit standing of the Company when the derivative is in a net liability position).

We had no derivatives or outstanding contracts in place through the years ended December 31, 2020 and 2019.

Measures of Liquidity and Capital Resources

The following table provides certain relevant measures of liquidity and capital resources:

	Years Ended December 31,
	2020	2019
	A$	A$
Cash and cash equivalents	23,561,807	30,229,530
Working capital	22,433,054	26,912,358
Ratio of current assets to current liabilities	3.44 : 1	3.65 : 1
Shareholder's equity per common share	0.21	0.26

The movement in cash and cash equivalents and working capital during the above periods was primarily due to investment in research and development and operational costs of the business

We have not identified any collection issues with respect to receivables.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Universal Biosensors, Inc.

Summary of Cash Flows

	Years Ended December 31,
	2020	2019
	A$	A$
Cash provided by/(used in):
Operating activities	(8,291,139)	33,239,631
Investing activities	(372,204)	(10,281,242)
Financing activities	43,644	3,400
Net increase/(decrease) in cash, cash equivalents and restricted cash	(8,619,699)	22,961,789

Our net cash provided by operating activities for all periods represents receipts offset by payments for our research and development projects including efforts involved in establishing and maintaining our manufacturing operations and general and administrative expenditure. Cash outflows from operating activities represent operational costs. A surplus in operating cash flows during 2019 primarily resulted from the receipt of the lump sum service fee of US$ 31,503,880 from LifeScan pursuant to the LifeScan Conversion on February 18, 2019, prepayment of US$4,000,000 towards future strip sales by Siemens on November 1, 2019, offset by operational costs.

Our net cash used in investing activities for all periods is primarily for the purchase of various equipment and for the various continuous improvement programs we are undertaking. Additionally, during September 2019, the Company acquired certain assets from Siemens pursuant to the Siemens Acquisition.

Our net cash provided by financing activities in 2020 represents a COVID-19 related government guaranteed loan of CAD$40,000 to help eligible businesses with operating costs (refer “Note 3, Summary of Significant Accounting Policies - Borrowings”).

Segments

We operate in one segment. We are a specialist biosensors company focused on the development, manufacture and commercialization of a range of point-of-use devices for measuring different analytes across different industries.

We operate predominantly in one geographical area, being Australia.

The Company’s material long-lived assets are all based in Australia.

Recent Accounting Pronouncements

See Note 3, Summary of Significant Accounting Policies – Recent Accounting Pronouncements.

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

Foreign Currency Market Risk

We transact business in various foreign currencies, including US$, CAD$ and Euros. We have established a foreign currency hedging program using forward contracts to hedge the net projected exposure for each currency and the anticipated sales and purchases in U.S. dollars. The goal of this hedging program is to economically guarantee or lock-in the exchange rates on our foreign exchange exposures. No forward contracts were entered by the Company for the years ended December 31, 2020 and 2019. The Company does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

The Company is currently using natural hedging to limit currency exposure.

The Company has recorded foreign currency transaction (losses)/gains of (A$167,592) and A$550,251 for the years ended December 31, 2020 and 2019, respectively.

Interest Rate Risk

Since the majority of our investments are in cash and cash equivalents in U.S. or Australian dollars, our interest income is not materially affected by changes in the general level of U.S. and Australian interest rates. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk. Our investment portfolio is subject to interest rate risk but due to the short duration of our investment portfolio, we believe an immediate 10% change in interest rates would not be material to our financial condition or results of operations.

Inflation

Our business is subject to the general risks of inflation. Our results of operations depend on our ability to anticipate and react to changes in the price of raw materials and other related costs over which we may have little control. Our inability to anticipate and respond effectively to an adverse change in the price could have a significant adverse effect on our results of operations. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases. For the two most recent fiscal years, the impact of inflation and changing prices on our net sales and revenues and on income from continuing operations has not been material.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Universal Biosensors, Inc.

Opinion on the Financial Statements

We have audited the accompanying Consolidated Balance Sheets of Universal Biosensors, Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related Consolidated Statements of Comprehensive Income/(Loss), Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income/(Loss), and the Consolidated Statements of Cash Flows for the years then ended, including the related Notes to Consolidated Financial Statements and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Changes in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2020.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (‘’PCAOB’’) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Newcastle, Australia

February 24, 2021

We have served as the Company's auditor since 2006.

Universal Biosensors, Inc.

Consolidated Balance Sheets

	December 31, 2020	December 31, 2019
	A$	A$
ASSETS

Current assets:
Cash and cash equivalents	23,561,807	30,229,530
Inventories, net	1,879,853	1,078,064
Accounts receivable	73,073	116,626
Prepayments	107,511	135,764
Restricted cash	2,174,806	2,055,473
Other current assets	3,598,596	3,457,438
Total current assets	31,395,646	37,072,895
Non-current assets:
Property, plant and equipment	29,339,380	29,021,868
Less accumulated depreciation	(24,984,001)	(24,271,802)
Property, plant and equipment - net	4,355,379	4,750,066
Intangible assets	16,371,996	16,371,996
Less amortization of intangible assets	(2,084,605)	(443,819)
Intangible assets - net	14,287,391	15,928,177
Right-of-use asset	4,024,962	0
Restricted cash	2,318,507	4,907,904
Total non-current assets	24,986,239	25,586,147
Total assets	56,381,885	62,659,042

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable	447,523	615,377
Accrued expenses	1,152,008	1,015,251
Contingent consideration	1,947,546	2,141,022
Other liabilities	2,659,534	2,924,069
Deferred revenue	1,628,426	2,682,404
Lease liability	524,844	0
Employee entitlements liabilities	602,711	782,414
Total current liabilities	8,962,592	10,160,537
Non-current liabilities:
Asset retirement obligations	2,734,800	2,600,000
Long-term loan - unsecured	40,741	0
Employee entitlements liabilities	20,960	32,443
Deferred income tax liability	3,050,837	3,050,837
Lease liability	3,594,531	0
Deferred revenue	0	1,421,680
Total non-current liabilities	9,441,869	7,104,960
Total liabilities	18,404,461	17,265,497

Commitments and contingencies	0	0

Stockholders’ equity:
Preferred stock, US$0.01 par value. Authorized 1,000,000 shares; issued and outstanding nil in 2020 (2019: nil)
Common stock, US$0.0001 par value. Authorized 300,000,000 shares; issued and outstanding 177,611,854 shares in 2020 (2019: 177,571,854)	17,761	17,757
Additional paid-in capital	93,570,030	93,396,802
Accumulated deficit	(47,679,272)	(42,832,987)
Current year loss	(7,638,024)	(4,846,285)
Accumulated other comprehensive loss	(293,071)	(341,742)
Total stockholders’ equity	37,977,424	45,393,545
Total liabilities and stockholders’ equity	56,381,885	62,659,042

See accompanying notes to the financial statements

    Universal Biosensors, Inc.

Consolidated Statements of Comprehensive Income/(Loss)

	Years Ended December 31,
	2020	2019
	A$	A$
Revenue
Revenue from products	2,565,747	4,863,347
Revenue from services	636,862	2,033,852
Total revenue	3,202,609	6,897,199
Operating costs & expenses
Cost of goods sold	1,715,538	2,866,081
Cost of services	863,985	705,612
Total cost of goods sold & services	2,579,523	3,571,693
Gross profit	623,086	3,325,506
Other operating costs & expenses
Product support	25,212	47,857
Depreciation and amortization	2,226,940	1,159,654
Research and development	5,044,613	5,535,212
General and administrative	5,884,504	6,982,606
Total operating costs & expenses	13,181,269	13,725,329
Loss from operations	(12,558,183)	(10,399,823)
Other income/(expense)
Interest income	293,816	825,944
Financing costs	(154,800)	0
Research and development tax incentive income	2,826,244	2,802,697
Exchange (loss)/gain	(167,952)	550,251
Other	2,122,851	57,167
Total other income	4,920,159	4,236,059
Net loss before tax	(7,638,024)	(6,163,764)
Income tax benefit	0	1,317,479
Net loss	(7,638,024)	(4,846,285)

Loss per share
Basic net loss per share	(0.04)	(0.03)
Average weighted number of shares - basic	177,574,046	177,481,639
Diluted net loss per share	(0.04)	(0.03)
Average weighted number of shares - diluted	177,574,046	177,481,639

Other comprehensive gain/(loss), net of tax:
Foreign currency translation reserve	48,671	(15,571)
Reclassification for gain/(loss) realized in net income	0	0
Other comprehensive income/(loss)	48,671	(15,571)
Comprehensive loss	(7,589,353)	(4,861,856)

See accompanying notes to the financial statements.

Universal Biosensors, Inc.

Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income/(Loss)

					Other	Total
	Ordinary shares		Additional Paid-	Accumulated	Comprehensive	Stockholders'
	Shares	Amount	in Capital	Deficit	Income/(Loss)	Equity
		A$	A$	A$	A$	A$

Balances at January 1, 2019	177,243,520	17,724	93,815,185	(42,832,987)	(326,171)	50,673,751
Net loss	0	0	0	(4,846,285)	0	(4,846,285)
Exercise of stock options issued to employees	328,334	33	3,367	0	0	3,400
Other comprehensive loss	0	0	0	0	(15,571)	(15,571)
Stock option income	0	0	(421,750)	0	0	(421,750)
Balances at December 31, 2019	177,571,854	17,757	93,396,802	(47,679,272)	(341,742)	45,393,545
Net loss	0	0	0	(7,638,024)	0	(7,638,024)
Exercise of stock options issued to employees	40,000	4	(4)	0	0	0
Other comprehensive loss	0	0	0	0	48,671	48,671
Stock option expense	0	0	173,232	0	0	173,232
Balances at December 31, 2020	177,611,854	17,761	93,570,030	(55,317,296)	(293,071)	37,977,424

See accompanying notes to the financial statements.

Universal Biosensors, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2020	2019
	A$	A$
Cash flows from operating activities:
Net loss	(7,638,024)	(4,846,285)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation and amortization	2,430,941	1,510,171
Share based payments expense/(income)	173,232	(421,750)
(Gain)/loss on fixed assets disposal	(45)	5,440
Unrealized foreign exchange (losses)/gains	370,322	(2,185,332)
Change in assets and liabilities:
Inventory	(801,790)	35,243
Accounts receivable	43,553	50,092,936
Prepayment and other assets	(127,703)	(2,329,419)
Income tax payable	0	(4,352,564)
Deferred revenue	(2,475,658)	(1,716,236)
Employee entitlements	(191,186)	(421,510)
Accounts payable and accrued expenses	(74,781)	(2,131,063)
Net cash provided by/(used in) operating activities	(8,291,139)	33,239,631
Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	45	22,505
Purchases of property, plant and equipment	(387,046)	(137,667)
Proceeds from government grants and insurance recovery	14,797	3,376
Acquisition of assets	0	(10,169,456)
Net cash used in investing activities	(372,204)	(10,281,242)
Cash flows from financing activities:
Proceeds from borrowings	43,644	0
Proceeds from stock options exercised	0	3,400
Net cash provided by financing activities	43,644	3,400
Net increase/(decrease) in cash, cash equivalents and restricted cash	(8,619,699)	22,961,789
Cash, cash equivalents and restricted cash at beginning of period	37,192,907	12,133,378
Effect of exchange rate fluctuations on the balances of cash held in foreign currencies	(518,088)	2,097,740
Cash, cash equivalents and restricted cash at end of period	28,055,120	37,192,907

See accompanying notes to the financial statement

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2020 and 2019)

(1)     Basis of Presentation

These consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts are expressed in Australian dollars (“AUD” or “A$”) unless otherwise stated.

Unless otherwise noted, references to “Universal Biosensors”, the “Company,” “Group,” “we,” “our” or “us” means Universal Biosensors, Inc. (“UBI”) a Delaware corporation and, when applicable, its wholly owned Australian operating subsidiary, Universal Biosensors Pty Ltd (“UBS”) and its wholly owned Canadian operating subsidiary, Hemostasis Reference Laboratory Inc. (“HRL”).

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

(2)     Certain Uncertainties

The Company is monitoring the potential impact of the novel coronavirus (COVID-19), if any, on the carrying value of certain assets. To date, as a direct result of COVID-19, the HRL operations were temporarily shut-down on March 24, 2020. HRL’s operations recommenced on May 25, 2020 and the temporary shut-down had a negative impact on HRL’s revenue and our ability to produce Xprecia Stride™ strips during this period. HRL collects blood samples from donors located at hospital clinics and community blood collection sites. These blood samples are used for calibration and testing services. Xprecia Stride™ strips produced by UBI are required to be calibrated so that all products agree with an international standard. The calibration services are performed by HRL. The future impact of COVID-19 on the Company’s operations and domestic and global economic conditions remains uncertain. The Company will continue to assess the financial impact.

(3)      Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries, UBS and HRL. All intercompany balances and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the recognition of revenue, initial recognition of intangible assets, carrying value of intangible assets and their useful lives, carrying amount of property, plant and equipment, carrying value of inventory, income tax expense, deferred income taxes, asset retirement obligations, liabilities related to employee benefits, lease obligations and research and development tax incentive income. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. For cash and cash equivalents, the carrying amount approximates fair value due to the short maturity of those instruments. The Company maintains cash and restricted cash, which includes performance guarantee issued in favor of a customer, tenant security deposits and credit card security deposits. As at December 31, 2020 and 2019, the Company has not realized any losses in such cash accounts and believes it is not exposed to any significant risk of loss.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2020 and 2019)

Concentration of Credit Risk and Other Risks and Uncertainties

Cash and cash equivalents and accounts receivable consist of financial instruments that potentially subject the Company to concentration of credit risk to the extent of the amount recorded on the consolidated balance sheets. The Company’s cash and cash equivalents are primarily invested with one of Australia’s largest banks. The Company is exposed to credit risk in the event of default by the banks holding the cash or cash equivalents to the extent of the amount recorded on the consolidated balance sheets. The Company has not experienced any losses on its deposits of cash and cash equivalents. The Company has not identified any collectability issues with respect to receivables.

Fair Value of Financial Instruments

The carrying value of all current assets and current liabilities approximates fair value because of their short-term nature. The estimated fair value of all other amounts has been determined, depending on the nature and complexity of the assets or the liability, by using one or all of the following approaches:

●	Market approach – based on market prices and other information from market transactions involving identical or comparable assets or liabilities.

●	Cost approach – based on the cost to acquire or construct comparable assets less an allowance for functional and/or economic obsolescence.

●	Income approach – based on the present value of a future stream of net cash flows.

These fair value methodologies depend on the following types of inputs:

●	Quoted prices for identical assets or liabilities in active markets (Level 1 inputs).

●

Quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active or are directly or indirectly observable (Level 2 inputs).

●	Unobservable inputs that reflect estimates and assumptions (Level 3 inputs).

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

	Years Ended December 31,
	2020	2019
	A$	A$
Raw materials	761,279	411,233
Work in progress	640,885	213,080
Finished goods	477,689	453,751
	1,879,853	1,078,064

 Receivables

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the best estimate of the amount of probable credit losses in the existing accounts receivable. The allowance is determined based on a review of individual accounts for collectability, generally focusing on those accounts that are past due. The expense to adjust the allowance for doubtful accounts, if any, is recorded within general and administrative expenses in the consolidated statements of comprehensive income/(loss). Account balances are charged against the allowance when it is probable the receivable will not be recovered.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2020 and 2019)

	Years Ended December 31,
	2020	2019
	A$	A$
Accounts receivable	73,073	116,626
Allowance for doubtful debts	0	0
	73,073	116,626

Property, Plant, and Equipment - net

Property, plant, and equipment are recorded at acquisition cost, less accumulated depreciation.

Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of machinery and equipment is 3 to 10 years. Leasehold improvements are amortized on the straight-line method over the shorter of the remaining lease term or estimated useful life of the asset. Maintenance and repairs that do not extend the life of the asset are charged to operations as incurred, include normal services, and do not include items of a capital nature.

The Company received Commonwealth of Australia grant monies under grant agreements to support its development activities (refer to section on “Government Grants and Subsidies”), including in connection with the purchase of plant and equipment. Plant and equipment is presented net of the government grant. The grant monies are recognized against the acquisition costs of the related plant and equipment as and when the related assets are purchased.

Impairment of Long-Lived Assets

The Company reviews its capital assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. In performing the review, the Company estimates undiscounted cash flows from products under development that are covered by these patents and licenses. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset. If the evaluation indicates that the carrying value of an asset is not recoverable from its undiscounted cash flows, an impairment loss is measured by comparing the carrying value of the asset to its fair value, based on discounted cash flows. There was no impairment of long-lived assets as at December 31, 2020 and 2019.

Government Grants and Subsidies

From 2017 to 2019, the Company was entitled to receive Commonwealth of Australia grant monies under grant agreements to support its development activities, including in connection with the purchase of plant and equipment. This grant was terminated by mutual consent on December 19, 2019. Plant and equipment is presented net of the government grant of A$360,818 for the year ended December 31, 2020 (2019: A$360,818). The grants are recognized against the acquisition costs of the related plant and equipment as and when the related assets are purchased. Grants received in advance of the relevant expenditure are treated as deferred income and included in current liabilities on the balance sheet as the Company does not control the monies until the relevant expenditure has been incurred. Grants due to the Company under research agreements are recorded as currents assets on the balance sheet.

The Company also receives various COVID-19 related Government grants in return for compliance with conditions relating to the operating activities of the entity. The Government grants are recognized as other income when there is reasonable assurance that the entity will comply with the conditions attaching to them, and the grant will be received.

Other Liabilities

Other liabilities represent a marketing support payment due to one of our partners and is payable in US currency. The total amount of marketing support payment to be paid by the Company is US$2,048,602. These amounts will be paid once supporting documentation has been provided to the Company.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2020 and 2019)

Borrowings

The long-term unsecured loan is a government guaranteed loan of CAD$40,000 to help eligible businesses with operating costs. This is among the business support measures introduced in the Canadian Federal Government’s COVID-19 Economic Response Plan, with the following terms:

●

the loan is interest free, and 25% (i.e. CAD$10,000) of the loan is eligible for loan forgiveness if 75% (i.e. CAD$30,000) has been fully repaid on or before December 31, 2022. It also has no principal repayments during this period;

●

if the loan is not repaid by December 31, 2022, it can be converted into a 3-year term loan, and will be charged an annual interest rate of 5%, payable monthly. It will still not incur any principal payment requirements until December 31, 2025; and

●	guaranteed by the Government of Canada.

Research and Development

Research and development expenses consist of costs incurred to further the Group’s research and product development activities and include salaries and related employee benefits, costs associated with clinical trial and preclinical development, regulatory activities, research-related overhead expenses, costs associated with the manufacture of clinical trial material, costs associated with developing a commercial manufacturing process, costs for consultants and related contract research, facility costs and depreciation. Research and development costs are expensed as incurred.

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

Where it is more likely than not that some portion or all of the deferred tax assets will not be realized, the deferred tax assets are reduced by a valuation allowance. The valuation allowance is sufficient to reduce the deferred tax assets to the amount that is more likely than not to be realized. A reconciliation of the valuation and qualifying accounts is attached as Schedule ii.

Pursuant to the new U.S. tax reform rules, UBI is subject to regulations addressing Global Intangible Low-Taxed Income ("GILTI") which was effective in 2018. The GILTI rules are provisions of the U.S. tax code enacted as a part of tax reform legislation in the U.S. passed in December 2017.  Mechanically, the GILTI rule functions as a global minimum tax for all U.S. shareholders of controlled foreign corporations (“CFCs”) and applies broadly to certain income generated by a CFC. The Company can make an accounting policy election to either: (1) treat GILTI as a period cost if and when incurred; or (2) recognize deferred taxes for basis differences that are expected to reverse as GILTI in future years. The Company has elected to treat GILTI as a period cost.

     We are subject to income taxes in the United States, Canada and Australia. Tax returns up to and including the 2019 financial year have been filed in all these jurisdictions.

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

(for the years ended December 31, 2020 and 2019)

The ARO is in relation to our premises where in accordance with the terms of the lease, the lessee has to restore part of the building upon vacating the premises.

ARO for the years ended December 31, 2020, and 2019 was A$2,734,800 and A$2,600,000, respectively.

Australian Goods and Services Tax (“GST”) and Canadian Harmonized Sales Tax (“HST”)

Revenues, expenses and assets are recognized net of the amount of associated GST and HST, unless the GST and HST incurred is not recoverable from the taxation authority. In this case it is recognized as part of the cost of acquisition of the asset or as part of the expense. Receivables and payables are stated inclusive of the amount of GST and HST receivable or payable. The net amount of GST and HST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the consolidated balance sheets.

Revenue Recognition

Revenue from products and services

A.   Significant accounting policy

We recognize revenue from all sources based on the provisions of ASC 606 Revenue from Contracts with Customers.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

The modified retrospective method was used in adopting the guidance of ASC 606. There was no change in accounting principle and the financial statements were not affected by the application of the guidance in ASC 606.

B.   Nature of goods and services

The following is a description of products and services from which the Company generates its revenue.

Products and services	Nature, timing of satisfaction of performance obligations, and significant payment terms
Point-of-care coagulation test devices

The Company recognizes revenue from sales of products at the time title of goods passes to the customer and the customer assumes the risks and rewards of ownership. The performance obligation is satisfied at a point in time when the products are shipped to the customer. The customer generally pays the Company within 60 days from receipt of invoice. The transaction price is fixed.

Coagulation testing services

These are services performed by HRL. Revenue is recognized when the testing services undertaken on behalf of the customer have been completed by HRL. The performance obligation is satisfied at a point in time when the tests are completed, and the results are forwarded to the customer. The customer pays HRL generally within 30 days from receipt of invoice. The transaction price is generally fixed.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2020 and 2019)

C.   Disaggregation of revenue

In the following table, revenue is disaggregated by major product and service line, and timing of revenue recognition.

	Years Ended December 31,
	2020	2019
	A$	A$
Major product/service lines
Coagulation test devices	2,565,747	4,863,347
Coagulation testing services	568,528	1,094,669
Contract research and development	0	703,239
Quarterly service fees	0	164,577
Other services	68,334	71,367
	3,202,609	6,897,199

Timing of revenue recognition
Products and services transferred at a point in time	3,202,609	6,897,199
	3,202,609	6,897,199

D. Contract balances

The following table provides information about receivables, contract assets, and contract liabilities from contracts with customers.

	Years Ended December 31,
	2020	2019
	A$	A$
Receivables	73,073	116,626
Contract liabilities
- current	1,628,426	2,682,404
- non-current	0	1,421,680

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when we have satisfied our performance obligation and have the unconditional right to payment. A contract asset is an entity’s right to payment for goods and services already transferred to a customer but that right to payment is conditional on something other than the passage of time. The contract assets are transferred to the receivables when the rights become unconditional. The contract liabilities primarily relates to the Company’s obligation to transfer Xprecia Stride™ strips to Siemens for which the Company has received consideration from Siemens but the transfer has not yet been completed.

Significant changes in the contract assets and the contract liabilities balances during the period are as follows:

	Years Ended December 31,
	2020	2019
	A$	A$
Contract Liabilities - Current
Opening balance	2,682,404	2,356,583
Closing balance	1,628,426	2,682,404
Increase/(decrease)	(1,053,978)	325,821
Contract Liabilities - Non-Current
Opening balance	1,421,680	3,463,737
Closing balance	0	1,421,680
Increase/(decrease)	(1,421,680)	(2,042,057)

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2020 and 2019)

Contract liabilities relates to an initial prepayment of US$4,000,000 on November 1, 2019 by Siemens towards future strip sales. The balance of the Siemens prepayment account as at December 31, 2020 is US$1,124,428 (A$1,628,426), reducing by US$1,709,442 (A$2,475,658) during the year ended December 31, 2020 as the Company supplied strips to Siemens.

E.   Transaction price allocated to the remaining performance obligations

There was a prepayment of US$4,000,000 towards future strip sales by Siemens on November 1, 2019. US$1,709,442 has been recognized as revenue during the year ended December 31, 2020 as the Company supplied strips to Siemens.

Interest Income

Interest income is recognized as it accrues, taking into account the effective yield on the cash and cash equivalents.

Research and Development Tax Incentive Income

Research and development tax incentive income is recognized when there is reasonable assurance that the income will be received, the relevant expenditure has been incurred, and the consideration can be reliably measured. The research and development tax incentive is one of the key elements of the Australian Government’s support for Australia’s innovation system and is supported by legislative law primarily in the form of the Australian Income Tax Assessment Act 1997 as long as eligibility criteria are met. Generally speaking, an entity which is an R&D entity involved in eligible R&D activities may claim research and development tax incentive income as follows:

1.

as a 43.5% refundable tax offset if aggregate turnover (which generally means an entity’s total income that it derives in the ordinary course of carrying on a business, subject to certain exclusions) of the entity is less than A$20,000,000, or

2.	as a 38.5% non-refundable tax offset if aggregate turnover of the entity is more than A$20,000,000.

In accordance with SEC Regulation S-X Article 5-03, the Company’s research and development tax incentive income has been recognized as non-operating income as it is not indicative of the core operating activities or revenue producing goals of the Company.

     Management has assessed the Company’s research and development activities and expenditures to determine which activities and expenditures are likely to be eligible under the tax incentive regime described above. At each period end management estimates the refundable tax offset available to the Company based on available information at the time. This estimate is also reviewed by external advisors on an annual basis.

The Company has recorded research and development tax incentive income of A$2,826,244 and A$2,802,697 for the 2020 and 2019 financial year, respectively as the aggregate turnover of the Company did not exceed A$20,000,000.

Other Income

Other income is recognized when there is reasonable assurance that the income will be received, and the consideration can be reliably measured.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2020 and 2019)

Other income is as follows for the relevant periods:

	Years Ended December 31,
	2020	2019
	A$	A$
Insurance recovery	674,083	0
Federal and state government subsidies	1,265,149	0
Rental income	180,631	41,900
Other income	2,988	15,267
	2,122,851	57,167

Insurance recovery represents A$600,000 as partial reimbursement of our legal costs which was incurred during mediation with Siemens and the balance relates to insurance recovery of certain items damaged as a result of a water leak. Federal and state government subsidies which primarily includes Australian job keeper payments and Canada Emergency Wage Subsidy, represent assistance provided by these authorities as a stimulus during COVID-19.

Foreign Currency

Functional and Reporting Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of UBI and UBS is AUD or A$ for all years presented. The functional currency of HRL is CAD$ for all years presented. To enhance the understandability of the information in the financial statements, certain disclosures are presented in US$.

The consolidated financial statements are presented using a reporting currency of Australian dollars.

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of comprehensive income/(loss).

The Company has recorded foreign currency transaction (losses)/gains of (A$167,952) and A$550,251 in each of the years ended December 31, 2020 and 2019, respectively.

The results and financial position of all the Group entities that have a functional currency different from the reporting currency are translated into the reporting currency as follows:

●	assets and liabilities for each balance sheet item reported are translated at the closing rate at the date of that balance sheet;

●

income and expenses for each income statement item reported are translated at average exchange rates (unless this is not a reasonable approximation of the effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

●	all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities are taken to the Accumulated Other Comprehensive Income.

Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. These were nil as at December 31, 2020 and 2019. Purchase commitments contracted for as at December 31, 2020 and 2019 were A$369,779 and A$220,569, respectively. Contingent consideration as at December 31, 2020 were A$1,947,546 (equivalent to US$1,500,000) and A$2,141,022 (equivalent to US$1,500,000) as at December 31, 2019. Pursuant to the Siemens Acquisition and the agreement dated September 2019, the Company has agreed to pay US$1,500,000 to Siemens within five days of Siemens achieving a pre-defined milestone. The Company has the discretion of advising Siemens when the milestone is to be achieved but from the date notification is sent by the Company, Siemens has 90 days to fulfill this milestone. Notification has not yet been issued to Siemens. Once the milestone is achieved, it will enable UBI to use Siemens proprietary reagent which will allow UBI to access markets in certain jurisdictions.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2020 and 2019)

Patent and License Costs

Legal and maintenance fees incurred for patent application costs have been charged to expense and reported in general and administrative expense.

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

Leased Assets

On January 1, 2020, the Company adopted the requirements of Accounting Standards Update (“ASU”) No. 2016-02, “Leases (Topic 842)” (“ASU No. 2016-02”), using the modified retrospective method and used the effective date as the date of initial application. As a result of this adoption, the following accounting policies were implemented or changed.

At contract inception, the Company determines if the new contractual arrangement is a lease or contains a leasing arrangement. If a contract contains a lease, the Company evaluates whether it should be classified as an operating or a finance lease. Currently, all of the Company’s leases have been classified as operating leases. Upon modification of the contract, the Company will reassess to determine if a contract is or contains a leasing arrangement.

The Company records lease liabilities based on the future estimated cash payments discounted over the lease term, defined as the non-cancellable time period of the lease, together with all the following:

●	periods covered by an option to extend the lease if the Company is reasonably certain to exercise the extension option; and
●	periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise the termination option.

Leases may also include options to terminate the arrangement or options to purchase the underlying lease property. The Company does not separate lease and non-lease components of contracts. Lease components provide the Company with the right to use an identified asset, which consist of the Company’s real estate properties and office equipment. Non-lease components consist primarily of maintenance services.

As an implicit discount rate is not readily determinable in the Company’s lease agreements, the Company uses its estimated secured incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. For certain leases with original terms of 12 months or less, the Company recognizes lease expense as incurred and does not recognize any lease liabilities. Short-term and long-term portions of operating lease liabilities are classified as lease liabilities in the Company’s consolidated balance sheets.

A right-of-use (“ROU”) asset is measured as the amount of the lease liability with adjustments, if applicable, for lease incentives, initial direct costs incurred by the Company, and lease prepayments made prior to or at lease commencement. ROU assets are classified as operating lease right-of-use assets, net of accumulated amortization, on the company’s condensed consolidated balance sheets. The Company evaluates the carrying value of ROU assets if there are indicators of potential impairment, and performs the analysis concurrent with the review of the recoverability of the related asset group. If the carrying value of the asset group is determined to not be fully recoverable and is in excess of its estimated fair value, the Company will record an impairment loss in its consolidated statements of income and comprehensive income/(loss). The Company did not recognize an impairment loss during the year ended December 31, 2020.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2020 and 2019)

Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Company’s lease liability calculation. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments are incurred.

As part of the adoption of ASU No. 2016-02, the Company elected the following practical expedients: 1) lease vs. non-lease components relating to the real estate asset class; 2) the short-term lease exemption; and 3) the package of practical expedients, which permits the Company to not reassess prior conclusions about lease identification, lease classification, and initial direct costs under the new standard. In addition, the Company elected not to adopt the practical expedient related to hindsight.

The Company’s lease portfolio consists primarily of operating leases for office space and equipment and has remaining terms from 13 months up to 2.3 years, with contractual terms expiring from 2021 to 2023. Lease contracts may include one or more renewal options that allow the Company to extend the lease term, typically from three years per each renewal option. The exercise of lease options is generally at the discretion of the Company. Renewal options that are reasonably certain of exercise by the Company have been included in the lease term. None of the Company’s leases contain residual value guarantees, substantial restrictions, or covenants. All the leases are substantially within Australia.

Supplemental balance sheet information related to the Company’s leases was as follows:

Year Ended December 31, 2020
A$
Operating lease right-of-use assets:
Non-current	4,024,962
Operating lease liabilities:
Current	524,844
Non-current	3,594,531

Weighted average remaining lease terms (in years)	7.0
Weighted average discount rate	6.0%

The components of lease income/expense were as follows:

Year Ended December 31, 2020
A$
Fixed payment operating lease expense	771,693
Variable payment operating lease expense	-
Short-term lease expense	100,361
Sub-lease income	180,631

The sub-lease income was deemed an operating lease and has been disclosed as “Other Income” in the consolidated statements of comprehensive income/(loss).

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2020 and 2019)

Supplemental cash flow information related to the Company’s leases were as follows:

Year Ended December 31, 2020
A$
Cash paid for amounts included in the measurement of liabilities	-
Operating cash flows from operating leases	677,235
ROU assets obtained in exchange for new operating lease liabilities	-

Future lease payments are as follows:

	Years Ended December 31,
	2020	2019
	A$	A$
2020	-	735,928
2021	768,731	665,014
2022	664,311	173,374
2023	669,331	1,188
2024	692,009	-
2025	716,229	-
Thereafter	1,701,985	-
Total future lease payments	5,212,597	1,575,504
Less: imputed interest	1,093,222	0
Total operating lease liabilities	4,119,375	1,575,504
Current	524,844	0
Non-current	3,594,531	0

As of December 31, 2020, the Company has not entered into any lease agreements that have not yet commenced. Subsequent to year end in January 2021, the lease for 1 Corporate Avenue was terminated and a new lease entered into simultaneously. The lease now expires on December 31, 2025 with an option to renew the lease for two further terms of five years each.

Stock-based Compensation

We measure stock-based compensation at grant date, based on the estimated fair value of the award, and recognize the cost as an expense on a straight-line basis over the vesting period of the award. We estimate the fair value of stock options using the Trinomial Lattice model. We also grant our employees Restricted Stock Units (“RSUs”) and zero exercise price employee options (“ZEPOs”). RSUs are stock awards granted to employees that entitle the holder to shares of common stock as the award vests. ZEPOs are stock options granted to employees that entitle the holder to shares of common stock as the award vests. The value of RSUs are determined and fixed on the grant date based on the Company’s stock price. The exercise price of ZEPOs is nil. See note 6 for further details.

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

Employee Benefit Costs

The Company contributes 9.50% of each eligible employee’s salary to standard defined contribution superannuation funds on behalf of all UBS employees. Superannuation is a compulsory savings program whereby employers are required to pay a portion of an employee’s remuneration to an approved superannuation fund that the employee is typically not able to access until they have reached the statutory retirement age. Whilst the Company has a third party default superannuation fund, it permits UBS employees to choose an approved and registered superannuation fund into which the contributions are paid. Contributions are charged to the consolidated statements of comprehensive income/(loss) as they become payable.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2020 and 2019)

Registered Retirement Savings Plan and Deferred Sharing Profit Plan

The Company provides eligible HRL employees a retirement plan. The retirement plan includes a Registered Retirement Savings Plan (“RRSP”) and Deferred Profit Sharing Plan (“DPSP”). The RRSP is voluntary and the employee contributions are matched by the Company up to a maximum of 5% based on their continuous years of service and placed into the DPSP. The Company contributes 1% to 2% of the employee’s base earnings towards the DPSP. The DPSP contributions are vested immediately.

Benefit Plan

The Company provides eligible HRL employees a Benefit Plan. In general, the Benefit Plan includes extended health care, dental care, basic life insurance, basic accidental death and dismemberment, and disability insurance.

Net Income/(Loss) per Share and Anti-dilutive Securities

Basic and diluted net income/(loss) per share is presented in conformity with ASC 260 – Earnings per Share. Basic and diluted net income/(loss) per share has been computed using the weighted-average number of common shares outstanding during the period. Diluted net income/(loss) per share is calculated by adjusting the basic net income/(loss) per share by assuming all dilutive potential ordinary shares are converted.

Total Comprehensive Income/(Loss)

The Company follows ASC 220 – Comprehensive Income. Comprehensive income/(loss) is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders, and for the Company, includes net income/(loss).

The tax effect allocated to each component of other comprehensive income/(loss) is as follows:

	Before-Tax Amount	Tax(Expense)/ Benefit	Net-of-Tax Amount
	A$	A$	A$
2020
Foreign currency translation reserve	48,671	0	48,671
Reclassification for gains realised in net income	0	0	0
Other comprehensivegain	48,671	0	48,671

2019
Foreign currency translation reserve	(15,571)	0	(15,571)
Reclassification for gains realised in net income	0	0	0
Other comprehensive loss	(15,571)	0	(15,571)

Business combinations

Business combinations are accounted for using the acquisition method of accounting. Acquisition cost is measured as the aggregate of the fair value at the date of acquisition of the assets given, equity instruments issued or liabilities incurred or assumed. Acquisition related costs are expensed as incurred (except for those costs arising on the issue of equity instruments which are recognized directly in equity). Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at fair value on the acquisition date. Goodwill is measured as the excess of the acquisition cost, the amount of any non-controlling interest and the fair value of any previous UBI equity interest in the acquiree, over the fair value of the identifiable net assets acquired.

Recent Accounting Pronouncements

(a)	Recently adopted accounting pronouncements

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2020 and 2019)

ASU No.2016-02, “Leases”

On February 25, 2016, the FASB issued ASU 2016-02, its new standard on accounting for leases. ASU 2016-02 introduces a lessee model that brings most leases on the balance sheet and eliminates the requirement in current U.S. GAAP for an entity to use bright-line tests in determining lease classification. The standard also requires lessors to increase the transparency of their exposure to changes in value of their residual assets and how they manage that exposure.

The new guidance became effective for public business entities for annual periods beginning after December 15, 2018, and interim periods therein. Early adoption was permitted. The Company deferred the adoption of this standard as is allowable for an Emerging Growth Company.

The Company adopted ASC 842 using the modified retrospective approach with an effective date of January 1, 2020 for leases that existed on that date. Prior period results continue to be presented under ASC 840 based on the accounting standards originally in effect for such periods. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which, among other things, allows the Company to carry forward the historical lease classification. In connection with the adoption of ASC 842, the Company recorded an impact of A$4.32 million on its assets and A$4.32 million on its liabilities for the recognition of operating lease right-of-use-assets and operating lease liabilities, respectively, which are primarily related to the lease of the Company’s corporate headquarters and production facility in Rowville, Australia. The adoption of ASC 842 did not have a material impact on the Company’s results of operations or cash flows.

Refer to ‘Leased assets’ for further information surrounding the adoption.

ASU No.2014-09, “Revenue from Contracts with Customers”

As an emerging growth Company, the Company adopted the Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606) effective from January 1, 2019 and it did not have a material impact on the Company’s consolidated financial statements.

UBI selected the modified retrospective method where the effect of applying the standard was recognized at the date of initial application, without restating previous years.

ASU No. 2019-12, “Income Taxes”

In December 2019, the FASB issued ASU No. 2019-12 “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” ASU No. 2019-12 is intended to simplify various aspects related to accounting for income taxes, eliminates certain exceptions to the general principles in ASC Topic 740 related to intra-period tax allocation, simplifies when companies recognize deferred taxes in an interim period, and clarifies certain aspects of the current guidance to promote consistent application. This guidance is effective for public entities for fiscal years beginning after December 15, 2020, and for interim periods within those fiscal years, with early adoption permitted. The Company adopted this guidance on December 31, 2020 and it has not had a material impact on the Company’s consolidated financial statements.

(4)   Commitments and Contingent Liabilities

For details on our contingent liabilities, see Note 3, Summary of Significant Accounting Policies.

Guarantees

There are cross guarantees given by Universal Biosensors, Inc., Universal Biosensors Pty Ltd and Hemostasis Reference Laboratory Inc. as described in note 15. No deficiencies of assets exist in any of these companies. No liability was recognized by the parent entity or the consolidated entity in relation to this guarantee, as the fair value of the guarantees is immaterial.

(5)   Income Taxes

The Company is subject to income tax in Australia and is required to pay taxes on its Australian profits. As provided under the Australian income tax laws, UBI and its wholly owned resident subsidiary UBS have formed a tax-consolidated group. UBI is required to lodge U.S. federal income tax returns and HRL is required to lodge tax returns in Canada. UBI and HRL are currently in a tax loss situation.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2020 and 2019)

A reconciliation of the (benefit)/provision for income taxes is as follows:

	Years Ended December 31,
	2020		2019
	A$	%	A$	%
Profit/(loss) before income taxes	(7,638,024)		(6,163,764)
Computed by applying income tax rate of home jurisdiction	(2,291,407)	30	(1,849,129)	30
Effect of tax rates in foreign jurisdictions	17,122	0	(12,572)	1
Research & development incentive	1,103,924	(14)	1,092,085	(18)
Disallowed expenses/(income):
Acquisition of assets	0	0	(3,050,837)	49
Share based payment	51,970	(1)	(126,525)	2
Other	12,011	(0)	(676,733)	11
Amortization expense	(625,381)	8	0	0
Change in valuation allowance	1,731,761	(23)	3,316,210	(54)
Global intangible low-taxed income (GILTI) tax	0	0	(9,978)	0
Income tax expense/(benefit)	0	0	(1,317,479)	21

The components of our net income/(loss) before income taxes as either domestic or foreign is as follows:

	As of December 31,
	2020	2019
	A$	A$

Foreign	(489,187)	359,237
Domestic (Australia)	(7,148,837)	(6,523,001)
	(7,638,024)	(6,163,764)

Significant components of the Company’s deferred tax assets and liabilities are shown below:

	As of December 31,
	2020	2019
	A$	A$
Deferred tax assets:
Operating loss carry forwards	5,232,734	4,506,287
Depreciation and amortization	2,030,293	1,709,678
Asset retirement obligations	820,440	780,000
Employee entitlements	181,222	239,899
Accruals	1,082,516	1,133,073
Decline in value of patents	1,121,593	1,170,092
Unrealized exchange loss	(88,319)	10,020
Other	(4,423)	(20,778)
Total deferred tax assets	10,376,056	9,528,271
Valuation allowance for deferred tax assets	(9,693,936)	(8,220,770)
Net deferred tax asset	682,120	1,307,501

Deferred tax liabilites:
Intangible assets	3,732,957	4,358,338
Total deferred tax liabilities	3,732,957	4,358,338
Net deferred tax liabilities	3,050,837	3,050,837

  Significant components of deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. A valuation allowance has been established, as realization of such assets is not more likely than not.

At December 31, 2020 the Company has A$17,442,446 (A$15,055,938 as at December 31, 2019) of accumulated tax losses available for carry forward against future earnings, which under Australian tax laws do not expire but may not be available under certain circumstances. The Company also has A$3,374,776 (A$3,374,776 at December 31, 2019) of non-refundable R&D tax offset as at December 31, 2020. The R&D tax offset is a non-refundable tax offset, which assists to reduce a company’s tax liability. Once the liability has been reduced to zero, any excess offset may be carried forward into future income years. UBI has US tax losses available for carry forward against future earnings of nil as of December 31, 2020 (nil as of December 31, 2019). HRL has Canadian tax losses available for carry forward against future earnings of CAD$858,852 and CAD$385,235 as at December 31, 2020 and 2019, respectively.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2020 and 2019)

(6)     Employee Incentive Schemes

(a)     Stock Option Plan

In 2004, the Company adopted an employee option plan (“the Plan”). Options may be granted pursuant to the Plan to any person considered by the board to be employed by the Group on a permanent basis (whether full time, part time or on a long term casual basis). Each option gives the holder the right to subscribe for one share of common stock. The total number of options that may be issued under the Plan is such maximum amount permitted by law and the Listing Rules of the ASX. The exercise price and any exercise conditions are determined by the board at the time of grant of the options. Any exercise conditions must be satisfied before the options vest and become capable of exercise. The options lapse on such date determined by the board at the time of grant or earlier in accordance with the Plan. Options granted to date have had a term up to 10 years and generally vest in equal tranches over three years.

An option holder is not permitted to participate in a bonus issue or new issue of securities in respect of an option held prior to the issue of shares to the option holder pursuant to the exercise of an option. If the Company changes the number of issued shares through or as a result of any consolidation, subdivision, or similar reconstruction of the issued capital of the Company, the total number of options and the exercise price of the options (as applicable) will likewise be adjusted. Options granted in 2020 and 2019 were 7,594,000 and nil, respectively.

In accordance with ASC 718, the fair value of the option grants was estimated on the date of each grant using the Trinomial Lattice model. The assumptions for these grants were:

	Sep-20	Mar-20	Mar-20	Mar-20
Exercise Price (A$)	0.30	0.20	0.25	0.30
Share Price at Grant Date (A$)	0.32	0.13	0.13	0.13
Volatility	62%	61%	61%	61%
Expected Life (years)	4.6	4.0	5.0	5.0
Risk-Free Interest rate	0.45%	0.44%	0.50%	0.50%
Fair Value of Option (A$)	0.11	0.03	0.03	0.02

Each of the inputs to the Trinomial Lattice model is discussed below.

Share Price and Exercise Price at Valuation Date

With the exception of ZEPOs, the value of all other options granted has been determined either using the closing price of our common stock trading in the form of CDIs on ASX at the time of grant of the options or based on an expected return. ZEPOs exercise price are nil. The ASX is the only exchange upon which our securities are quoted.

Volatility

We applied volatility having regard to the historical price change of our shares in the form of CDIs available from the ASX.

Time to Expiry

All options granted under our share option plan have a maximum 10 year term and are non-transferable.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2020 and 2019)

Risk free rate

The risk free rate which we applied is equivalent to the yield on an Australian government bond with a time to expiry approximately equal to the expected time to expiry on the options being valued.

Stock option activity during the current period is as follows:

	Number of shares	Weighted average exercise price A$
Balance at December 31, 2019	1,911,450	0.46
Granted	7,594,000	0.25
Exercised	(40,000)	0.00
Lapsed	(67,000)	0.54
Balance at December 31, 2020	9,398,450	0.29

At December 31, 2020, the number of options vested and exercisable was 8,898,450 (2019: 1,911,450). At December 31, 2020, total stock compensation expense/(income) recognized in the consolidated statements of comprehensive income was A$173,232 (2019: (A$421,750)).

The following table represents information relating to stock options outstanding under the plans as of December 31, 2020:

	Options Outstanding
Exercise price A$	Shares	Weighted average remaining life in years	Options exercisable shares
0.23	75,000	1	75,000
0.00	40,000	1	40,000
0.45	100,000	2	100,000
0.50	1,165,500	2	1,165,500
0.33	96,500	3	96,500
0.50	327,450	3	327,450
0.20	2,364,666	3	2,364,666
0.25	2,364,667	4	2,364,667
0.30	2,364,667	4	2,364,667
0.30	500,000	4	0
	9,398,450		8,898,450

   The table below sets forth the number of employee stock options exercised and the number of shares issued in the period from January 1, 2019. We issued these shares in reliance upon exemptions from registration under Regulation S under the Securities Act of 1933, as amended.

Period ending	Number of options exercised and corresponding number of shares issued	Weighted average exercise price A$	Proceeds received A$
2019	328,334	0.01	3,283
2020	40,000	0.00	0

As of December 31, 2020, there was nil unrecognized compensation expense as all the employee stock options have vested.

The aggregate intrinsic value for all options outstanding as at December 31, 2020 and 2019 were A$1,324,256 and nil, respectively.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2020 and 2019)

(b) Restricted Share Plan

Our Employee Share Plan was adopted by the Board of Directors in 2009. The Employee Share Plan permits our Board to grant shares of our common stock to our employees and directors (although our Board has determined not to issue equity to non-executive directors). The number of shares able to be granted is limited to the amount permitted to be granted at law, the ASX Listing Rules and by the limits on our authorized share capital in our certificate of incorporation. All our employees are eligible for shares under the Employee Share Plan. The Company has in the past issued A$1,000 worth of restricted shares of common stock to employees of the Company, but no more frequently than annually. The restricted shares have the same terms of issue as our existing shares of common stock but are not able to be traded until the earlier of three years from the date on which the shares are issued or the date the relevant employee ceases to be an employee of the Company or any of its associated group of companies. There were no restricted shares issued by the Company during 2019 and 2020.

Restricted stock awards activity during the current period is as follows:

	Number of shares	Weighted average issue price A$
Balance at December 31, 2019	120,814	0.24
Release of restricted shares	(29,162)	0.24
Balance at December 31, 2020	91,652	0.24

(7)   Related Party Transactions

Details of related party transactions material to the operations of the Group other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business, are set out below:

Mr. Coleman is a Non-Executive Chairman of the Company and Executive Chairman of Viburnum Funds Pty Ltd. Viburnum Funds Pty Ltd, as an investment manager for its associated funds holds a beneficial interest and voting power over approximately 15% of our shares.

There were no other related party transactions during 2020 and 2019 other than as disclosed above.

(8)   Financial Instruments

	Years Ended December 31,
	2020	2019
	A$	A$
Financial assets:
Cash and cash equivalents	23,561,807	30,229,530
Accounts receivables	73,073	116,626
Total financial assets	23,634,880	30,346,156
Debt:
Short and long term debt/loan	40,741	0
Net financial assets	23,594,139	30,346,156

The Company’s significant financial assets and liabilities measured at fair value as included above are deemed to be level 1financial instruments.

The carrying value of the cash and cash equivalents and the accounts receivable approximates fair value because of their short-term nature.

We regularly review all our financial assets for impairment. There were no impairments recognized in 2020 and 2019.

Derivative Instruments and Hedging Activities

We had no derivatives or outstanding contracts in place through the years ended December 31, 2020 and 2019.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2020 and 2019)

(9)     Property, Plant and Equipment, net

	As of December 31,
	2020	2019
	A$	A$
Plant & equipment	20,171,121	19,853,389
Leasehold improvements	9,168,259	9,130,310
Capital work in process	0	38,169
	29,339,380	29,021,868
Accumulated depreciation	(24,984,001)	(24,271,802)
Property, plant & equipment - net	4,355,379	4,750,066

Capital work in process relates to assets under construction and comprises primarily specialized manufacturing and testing equipment. Legal right to the assets under construction rests with the Company. The amounts capitalized for capital work in process represent the percentage of expenditure that has been completed, and once the assets are placed into service, the Company begins depreciating the respective assets. The accumulated amortisation of capitalised leasehold improvements for the fiscal years ended December 31, 2020 and 2019 was A$9,135,978 and A$9,130,310, respectively.

From 2017 to 2019, the Company was entitled to receive Commonwealth of Australia grant monies under grant agreements to support its development activities, including in connection with the purchase of plant and equipment. This grant was terminated by mutual consent on December 19, 2019. Plant and equipment is presented net of the government grant of A$360,818 for the year ended December 31, 2020 (2019: A$360,818). The grants are recognized against the acquisition costs of the related plant and equipment as and when the related assets are purchased. Grants received in advance of the relevant expenditure are treated as deferred income and included in current liabilities on the balance sheet as the Company does not control the monies until the relevant expenditure has been incurred. Grants due to the Company under research agreements are recorded as currents assets on the balance sheet.

     Depreciation expense was A$790,155 and A$1,066,352 for the fiscal years ended December 31, 2020 and 2019, respectively.

(10)    Accrued Expenses

Accrued expenses consist of the following:

	As of December 31,
	2020	2019
	A$	A$
Legal, tax and accounting fees	254,348	427,635
Salary and related costs	231,290	175,241
Research and development costs	462	21,037
Patent fees	314,802	262,002
Inventory purchases	188,720	0
Occupancy expenses	111,142	90,770
Other	51,244	38,566
	1,152,008	1,015,251

(11)    Stockholders’ Equity - Common Stock

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

(for the years ended December 31, 2020 and 2019)

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

(12)    Net Income/(Loss) per Share

Basic net income/(loss) per ordinary share was computed by dividing the net income/(loss) applicable to common stock by the weighted-average number of common stock outstanding during the period. Warrants issued to the Lenders and options granted to employees under the Universal Biosensors Employee Option Plan are considered to be potential ordinary shares for the purpose of calculating diluted net income/(loss) per share.

	Years Ended December 31,
	2020	2019
	A$	A$
Weighted average shares used as denominator in calculating:
Basic net income/(loss) per share	177,574,046	177,481,639
Diluted net income/(loss) per share	177,574,046	177,481,639

The number of shares not included in the calculation of basic net income/(loss) per ordinary share because the impact would be anti-dilutive were 4,844,333 and 80,000 for the years ended December 31, 2020 and 2019, respectively.

(13)     Guarantees and Indemnifications

The amended and restated certificate of incorporation and amended and restated bylaws of the Company provide that the Company will indemnify officers and directors and former officers and directors in certain circumstances, including for expenses, judgments, fines and settlement amounts incurred by them in connection with their services as an officer or director of the Company or its subsidiaries, provided that such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the Company, and, with respect to any criminal action or proceeding, the Company had reasonable cause to believe that such person’s conduct was not unlawful.

In addition to the indemnities provided in the amended and restated certificate of incorporation and amended and restated bylaws, the Company has entered into indemnification agreements with certain of its officers and each of its directors. Subject to the relevant limitations imposed by applicable law, the indemnification agreements, among other things:

●

indemnify the relevant officers and directors for certain expenses, judgments, fines and settlement amounts incurred by them in connection with their services as an officer or director of the Company or its subsidiaries; and

●

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

No liability has arisen under these indemnities as of December 31, 2020 and 2019.

(14)     Segments

We operate in one segment. We are a specialist biosensors company focused on the development, manufacture and commercialization of a range of point-of-use devices for measuring different analytes across different industries.

We operate predominantly in one geographical area, being Australia.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2020 and 2019)

The Company’s material long-lived assets are all based in Australia.

Our total revenue as disclosed below is attributed to countries based on location of customer. Location has been determined generally based on contractual arrangements.

	Years Ended December 31,
	2020	2019
	A$	A$

Home country - Australia	5,003,332	3,677,486
Foreign countries
- U.S.A.	179,195	1,437,998
- Germany	2,547,820	4,785,384
- Switzerland	68,334	235,945
- Canada	501,948	296,183
- Other	144,891	155,451
Total - foreign countries	3,442,188	6,910,961
Total income	8,445,520	10,588,447

% of total income derived from -
- Siemens	29%	53%
- Other	71%	45%

The chief operating decision maker of the Company is the Chief Executive Officer.

(15)     Deed of Cross Guarantee

Universal Biosensors, Inc. and its wholly owned subsidiary, Universal Biosensors Pty Ltd, are parties to a deed of cross guarantee under which each company guarantees the debts of the other. By entering into the deed, the wholly-owned entity has been relieved from the requirements to prepare a financial report and directors’ report under ASIC Corporations (Wholly-owned Companies) Instrument 2016/785.

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

(16)     Warrants

Pursuant to a lending agreement dated December 19, 2013, UBI issued warrants entitling the holder to purchase up to an aggregate total of 4,500,000 shares of UBI’s common stock in the form of CDIs at a price of A$1.00 per share. The warrants had a term of seven years and were not exercised by the holder and have now lapsed.

The warrants issued in December 2013 had a grant fair value of US$815,655 and are included in equity.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2020 and 2019)

(17)     Restricted Cash

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	Years Ended December 31,
	2020	2019
	A$	A$
Cash and cash equivalents	23,561,807	30,229,530
Restricted cash - current assets	2,174,806	2,055,473
Restricted cash - non-current assets	2,318,507	4,907,904
	28,055,120	37,192,907

Restricted cash maintained by the Company in the form of term deposits is as follows:

	Years Ended December 31,
	2020	2019
	A$	A$
Collateral for facilities (a) - current assets	0	16,404
Performance guarantee (b) - current assets	2,174,806	2,039,069
Collateral for facilities (c) - non-current assets	320,000	320,000
Performance guarantee (b) - non-current assets	1,998,507	4,587,904
	4,493,313	6,963,377

(a)	Represents bank guarantee of CDN$15,000 as security deposit on HRL’s credit card. This facility is no longer required.
(b)

Performance guarantee represents letter of credit issued in favour of Siemens pursuant to the 2019 Siemens Agreements. The performance guarantee was initially issued for US$5,000,000 and the same reduces in equal quarterly amounts over the 42 months with effect from September 18, 2019.

(c)	Represents bank guarantee of A$250,000 for commercial lease of UBS’ premises and security deposit on Company’s credit cards of A$70,000

Interest earned on the restricted cash as at December 31, 2020 and 2019 were A$44,830 and A$25,113, respectively.

(18)     Acquisition of Assets from Siemens

On September 18, 2019, we entered into certain definitive agreements with Siemens modifying our commercial relationship relating to coagulation products. As part of this arrangement, we agreed on a total consideration of US$13,000,000 of which US$11,000,000 was paid on September 23, 2019. The consideration paid relates primarily to the settlement of the prepaid milestones and acquisition of intangible assets. The transaction did not involve any liabilities being assumed and we have allocated the cost of the assets on the basis of their relative fair values.

(a)	Acquisition related costs

These were nil. Legal expense incurred during the period is mainly relating to the settlement of the dispute between the Company and Siemens rather than asset acquisition and as such have been expensed.

(b)     Contingent consideration

Pursuant to the Siemens Acquisition and the agreement dated September 2019, the Company has agreed to pay US$1,500,000 to Siemens within five days of Siemens achieving a pre-defined milestone. The Company has the discretion of advising Siemens when the milestone is to be achieved but from the date notification is sent by the Company, Siemens has 90 days to fulfil this milestone. Notification has not yet been issued to Siemens. Once the milestone is achieved, it will enable UBI to use Siemens proprietary reagent which will allow UBI to access markets in certain jurisdictions. A further US$500,000 will be payable by January 1, 2026 if an intermediate product of the Siemens proprietary reagent is supplied by Siemens and if UBI chooses to use this intermediate product.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

(for the years ended December 31, 2020 and 2019)

(c)    Identifiable assets acquired

Total identifiable assets acquired at the acquisition date are as follows:

A$
Intangible assets - distribution rights[1]	12,013,658
Inventory	368,840
Total identifiable assets acquired	12,382,498
Deferred income tax liability on intangible assets[1]	4,358,338
16,740,836
Less: Deferred income tax liability on intangible assets	4,358,338
Contingent consideration	2,213,042
Consideration paid in September 2019	10,169,456

1. Total intangible assets recognized in the balance sheet A$16,371,996 including the effect of the deferred tax.

Measurement of fair values

The fair value of the distribution rights acquired has been based on the amount paid. Inventory has been valued at net realizable value.

Intangible Assets

The intangible assets, having finite useful lives, are amortized over their estimated useful lives. Finite life intangible assets are amortized over the shorter of their contractual or useful economic lives. The intangible assets comprise of distribution rights and are amortized on a straight-line basis over 10 years. The amortization expense of the intangible assets was A$1,640,786 and A$443,819 for the years ended December 31, 2020 and 2019, respectively.

	Years Ended December 31,
	2020	2019
	A$	A$
Intangible assets - gross	16,371,996	16,371,996
Less accumulated amortization	(2,084,605)	(443,819)
Total intangible assets - net	14,287,391	15,928,177

Impairment of Intangible Assets

Intangible assets with an indefinite life are tested for impairment at least annually and when there is an indication of impairment.

Universal Biosensors, Inc.

Schedule ii – Valuation and Qualifying Accounts

(for the years ended December 31, 2020 and 2019)

		Additions
	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at end of Period
	A$	A$	A$	A$	A$
Year ended December 31, 2019
Deferred income tax valuation allowance	4,904,560	4,623,711	0	(1,307,501)	8,220,770

Year ended December 31, 2020
Deferred income tax valuation allowance	8,220,770	1,731,761	(258,595)	0	9,693,936