Form 10-K, Exhibit 13
period 2021-12-31
UNIVERSAL BIOSENSORS INC
filed 2022-02-24
CIK 1279695

Exhibit 13.0

Universal Biosensors, Inc.

2021 Annual Report

Unless otherwise noted, references in this Annual Report to “Universal Biosensors”, the “Company,” “Group,” “we,” “our” or “us” means Universal Biosensors, Inc. (“UBI”) a Delaware corporation and, when applicable, its wholly owned Australian operating subsidiary, Universal Biosensors Pty Ltd (“UBS”), its wholly owned US operating subsidiary, Universal Biosensors LLC (“UBS LLC”) and UBS’ wholly owned Canadian operating subsidiary, Hemostasis Reference Laboratory Inc. (“HRL”) and wholly owned Dutch operating subsidiary, Universal Biosensors B.V. (“UBS BV”). Unless otherwise noted, all references in this Form 10-K to “$”, “A$” or “dollars” and dollar amounts are references to Australian dollars. References to “US$”, “CAD$” and “€” are references to United States dollars, Canadian dollars and Euros respectively.

Universal Biosensors, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes that appear elsewhere in this Annual Report. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs and other forward-looking information, including the types of forward-looking statements described in our Form 10-K. Our (and our customer’s, partners’ and industry’s) actual results, levels of activity, performance or achievements may differ materially from those discussed in the forward-looking statements below and elsewhere in our Form 10-K. Factors that could cause or contribute to these differences include those discussed below and elsewhere in our Form 10-K, particularly in "Risk Factors".

Our Business

We are a specialist biosensors company focused on commercializing a range of biosensors in oenology (wine industry), human health including oncology, coagulation, COVID-19, women’s health and fertility, non-human and environmental testing using our patented platform technology and hand-held point of use devices.

Key achievements during the year include:

●	Revenue increased 80% (year on year);
●	Receipts from customers increased 412%;
●	Entering into a technology licensing deal that extends UBI’s platform technology measuring range by 1 million times (+) on our hand-held platform device;
●	Entering into a technology licensing deal for a cancer biomarker, Tn Antigen;
●	Entering into a technology licensing deal using aptamer sensing for an Instant COVID-19 Test;
●	The successful development and use of aptamer sensing technology on our hand-held platform device;
●	The global launch and sale of Sentia’s wine testing platform;
●	The global launch of Sentia’s Free Sulphur Dioxide product;
●	The hiring of a Sentia direct sales force in the USA;
●

Entering into 14 separate distribution agreements for the sale of Sentia’s wine testing platform device in Australia, France, USA, Italy, Germany, Spain, Portugal, Switzerland, New Zealand, South Africa, Canada, Mexico, Chile, Austria and Greece;

●	The completion of Sentia’s new Malic Acid wine testing product;
●	The further development of additional Sentia wine testing products including Total Sugars, Acetic Acid and Total Acid tests;
●	The finalization of the development of UBI’s next generation PT-INR Coagulation platform (Xprecia Prime);
●	The commencement of clinical studies and the recruitment of “first patient” across 4 sites in the USA for Xprecia Prime;
●	The submission to European regulatory authorities to have Xprecia Prime approved for sale in Europe;
●	The entering into 16 new distribution agreements for the sale of Xprecia products around the world;
●

Entering into various agreements for the development of our cancer Tn Antigen cancer biomarker with Peter MacCallum Cancer Centre, the Victorian Cancer Biobank and the internationally recognized Centre for Cooperative Research in Bioscience, CIC bioGUNE – BRTA (together with its clinical partner Basurto University Hospital, Spain);

●	The commencement of an Investigational Clinical Study (300 patient/+) for our Tn Antigen biosensor used for the detection, staging and monitoring of cancer;
●	The continued development of our diabetes detection and monitoring biosensor product in animals;
●	245% sales growth and record sales from our HRL laboratory business in Canada;
●	Strong sales growth for Xprecia Stride products; and
●	The establishment of operating subsidiary companies in the USA and Europe to support the global expansion of the Company’s coagulation and wine testing product sales.

Results of Operations

Analysis of Consolidated Revenue

Our total revenue increased by 80% during the year ended December 31, 2021.

Revenue from our existing operations including coagulation and blood products grew by 47%.

Universal Biosensors, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue from our new product Sentia was $1.15 million.

Receipts from customers was up 412%.

Revenue from Products

The financial results of the coagulation testing products and wine testing products we sold during the respective periods are as follows:

	Years Ended December 31,
	2021	2020
	A$	A$
Revenue from products	3,815,397	2,565,747
Cost of goods sold	(2,367,084)	(1,715,538)
Gross profit	1,448,313	850,209
Gross profit margin	38%	33%

The Company benefited from a new revenue stream in 2021 following the successful global launch of our Sentia Free Sulphur Dioxide wine testing product and growth in the sales of coagulation products.

Revenue from Services

The financial results of the coagulation testing and other services we provided during the respective periods are as follows:

	Years Ended December 31,
	2021	2020
	A$	A$
Coagulation testing services	1,962,354	568,528
Other services	0	68,334
	1,962,354	636,862
Cost of services	(1,304,973)	(863,985)
Gross profit/(loss)	657,381	(227,123)
Gross profit/(loss) margin	33%	(36% )

Revenue from coagulation testing increased by 245% during the year ended December 31, 2021 because of new contracts won and an expanded customer base.

Adjusted EBITDA

Adjusted EBITDA is net loss before interest, taxes, depreciation, amortization, accretion of asset retirement obligations and stock-based compensation expense. Adjusted EBITDA is a non-GAAP measurement. Management uses adjusted EBITDA because it believes that such measurements are widely accepted financial indicators used by investors and analysts to analyze and compare companies on the basis of operating performance and that these measurements may be used by investors to make informed investment decisions, including our ability to generate earnings sufficient to service our debt and enhances our understanding of our financial performance and highlights operational trends. These measures are not in accordance with, or an alternative for, U.S. GAAP. The most comparable GAAP measure is net loss. Consolidated adjusted EBITDA should not be considered in isolation or as a substitution for analysis of our results as reported under GAAP.

Universal Biosensors, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Adjusted EBITDA for the respective periods and a reconciliation of net loss to adjusted EBITDA is as follows:

	Years Ended December 31,
	2021	2020
	A$	A$
Net loss	(10,506,935)	(7,638,024)
Interest income	(49,947)	(293,816)
Depreciation and amortization	2,566,719	2,430,941
Accretion expense	121,910	154,800
Stock-based compensation expense	92,432	173,232
Adjusted EBITDA	(7,775,821)	(5,172,867)

The decline in adjusted EBITDA during the year ended December 31, 2021, compared to the same period in the previous financial year is primarily a result of increased R&D expenditure that has resulted in an increase in the net loss between the respective periods.

Product Support

Product support relates to post-market technical support provided by us for the Xprecia Stride and Sentia test devices. Product support for the respective periods are as follows:

	Years Ended December 31,
	2021	2020
	A$	A$
Product support	80.,007	25,212

Depreciation and Amortization Expenses

	Years Ended December 31,
	2021	2020
	A$	A$
Depreciation:
Charged to cost of goods sold and services	389,968	204,001
Charged to other operating costs and expenses	540,448	586,154
	930,416	790,155
Amortization:
Charged to other operating costs and expenses	1,636,303	1,640,786
Total depreciation and amortization	2,566,719	2,430,941

Depreciation of fixed assets is calculated on a straight-line basis over the useful life of property, plant and equipment. Depreciation is allocated to cost of goods sold and R&D based on output. The increase in depreciation charged to cost of goods sold and services during the year ended December 31, 2021, compared to the same period in the previous financial year is due to depreciation charges allocated to the Sentia product launched in the 2021 financial year. Depreciation has increased overall as a result of the Company’s investment in property, plant and equipment during the 2021 financial year, primarily being used for R&D and commercial production.

Amortization expense represents intangible assets amortized over their estimated useful lives. These intangible assets were acquired in September 2019 pursuant to the Siemens Acquisition and are being amortized on a straight-line basis over ten years.

Research and Development Expenses

R&D expenditure principally reflects the effort required in product development of the tests we are developing.

Universal Biosensors, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The primary focus of the R&D activities during 2021 were developing the Company's:

●	additional tests on our wine testing platform (Malic Acid, Glucose and Fructose, Acetic Acid and Total Acid);
●	next generation PT-INR Coagulation platform including FDA Clinical Trial programs;
●	Tn Antigen biosensor used for the detection, staging and monitoring of cancer;
●	biosensor strip and meter to be used for the detection and monitoring of diabetes in non-humans; and
●	Aptamer based sensing platform including a COVID-19 test.

R&D expenditure increased by 84% during the year ended December 31, 2021, compared to the same period in the previous financial year because of the increased development activities noted above.

The timing and cost of any development program is dependent upon a number of factors including achieving technical objectives, which are inherently uncertain and subsequent regulatory approvals. We have project plans in place for all our development programs which we use to plan, manage and assess our projects. As part of this procedure, we also undertake commercial assessments of such projects to optimize outcomes and decision making.

Additionally, R&D expenses are related to the development of new technologies and products based on the electrochemical cell platform.

The Company conducts R&D activities to build an expanding portfolio of product-based revenues and cash flows and increase the value of UBI’s core technology assets. Research is focused on demonstrating technical feasibility of new technology applications. Development activity is focused on turning these technology platforms into commercial-ready products and represents the majority of the Company’s R&D expenses.

R&D expenses consist of costs associated with research activities, as well as costs associated with our product development efforts, including pilot manufacturing costs. R&D expenses include:

●	consultant and employee related expenses, which include consulting fees, salaries and benefits;
●	materials and consumables acquired for the research and development activities;
●	verification and validation work on the various R&D projects including clinical trials;
●	external research and development expenses incurred under agreements with third party organizations and universities; and
●

facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities, depreciation of leasehold improvements and equipment and laboratory and other supplies.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist principally of salaries and related costs, including stock-based compensation expense for certain personnel. Other selling, general and administrative expenses include sales and marketing costs to support our products in the market, shipping and handling costs incurred when fulfilling customer orders, repairs and maintenance, insurance, facility costs not otherwise included in R&D expenses, consultancy fees and professional fees including legal services and maintenance fees incurred for patent applications, audit and accounting services.

General and administrative expenses decreased by 5% during the year ended December 31, 2021, compared to the same period in the previous financial year primarily due to overall cost management.

Interest Income

Interest income decreased by 83% during the year ended December 31, 2021, compared to the same period in the previous financial year. The decrease in interest income is attributable to the lower amount of funds available for investment and lower interest rates.

Financing Costs

Disclosed in this account is accretion expense which is associated with the Company’s asset retirement obligations (“ARO”).

Universal Biosensors, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Tax Incentive Income

As at December 31, 2021 the aggregate turnover of the Company for the year ending December 31, 2021 was less than A$20,000,000 and accordingly an estimated A$3,875,908 has been recorded as research and development tax incentive income for the year then ended. The increase year on year is driven by the increase in eligible research and development expenditure incurred in 2021 as compared to the same period in 2020.

Research and development tax incentive income for the 2021 financial year has not yet been received and as such is recorded in “Other current assets” in the consolidated balance sheet.

Exchange Gain/(Loss)

Foreign exchange gains and losses arise from the settlement of foreign currency transactions that are translated into the functional currency using the exchange rates prevailing at the dates of the transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies.

Other Income

Other income is as follows for the relevant periods:

	Years Ended December 31,
	2021	2020
	A$	A$
Insurance recovery	2,262	674,083
Federal and state government subsidies	153,001	1,265,149
Rental income	163,397	180,631
Other income	112,052	2,988
	430,712	2,122,851

Insurance recovery for the year ended December 31, 2020 includes A$600,000 of partial reimbursement of our legal costs which was incurred during mediation with Siemens.

Federal and state government subsidies which primarily include Australian JobKeeper payments and Canada Emergency Wage Subsidy, represent assistance provided by government authorities as a stimulus during COVID-19. The Company was ineligible to receive Australian JobKeeper payments in relation to the 2021 financial year and became ineligible to receive Canadian Emergency Wage Subsidy payments in H1 2021.

Certain Uncertainties

Depending on the duration of the COVID-19 crisis and continued negative impacts on economic activity, the Company may experience negative impacts in 2022 which cannot be predicted.

Critical Accounting Estimates and Judgments

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles and the Company’s discussion and analysis of its financial condition and operating results require the Company’s management to make judgments, assumptions and estimates that affect the amounts reported. Significant items subject to such estimates and assumptions include deferred income taxes, research and development tax incentive income and stock-based compensation expenses:

Deferred Income Taxes

We compute our deferred income taxes based on the statutory tax rates, future forecasts and tax planning opportunities. Judgement is required in determining our future forecasts and evaluating our tax positions.

Our estimates are made based on the best available information at the time we prepare our consolidated financial statements. In making our estimates, we consider the impact of legislative and judicial developments. As these developments evolve, we update our estimates, which, in turn, may result in adjustments to our effective tax rate.

We anticipate realization of a significant portion of our deferred tax assets through the reversal of existing deferred tax liabilities. Although realization is not assured, management believes it is more likely than not that our deferred tax assets, net of valuation allowances, will be realized.

Universal Biosensors, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Uncertain tax positions taken or expected to be taken in a tax return are recognized (or derecognized) in the financial statements when it is more likely than not that the position would be sustained on its technical merits upon examination by tax authorities, taking into account available administrative remedies and litigation. Assessment of uncertain tax positions requires significant judgments relating to the amounts, timing and likelihood of resolution.

Stock-based Compensation Expenses

Probability of attaining vesting conditions and the fair value of the stock-based compensation is highly subjective and requires judgement, and results could change materially if different estimates and assumptions were used. The probability assumptions are critically examined by management each reporting period and reviewed by the board of directors for reasonableness. See note 14 to the Consolidated Financial Statements for additional information including the unrecognized compensation expense as at December 31, 2021.

Research and Development Tax Incentive Income

The refundable tax offset is one of the key elements of the Australian Government’s support for Australia’s innovation system and if eligible, provides the recipient with cash based upon its eligible research and development activities and expenditures. The calculation of the refundable tax offset requires judgement as to what is eligible research and development activity and expenditure and the outcome will change if different assumptions were used.

Note 1, “Summary of Significant Accounting Policies,” of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K describes in further detail the significant accounting policies and methods used in the preparation of the Company’s consolidated financial statements. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recognition of revenue and expenses. Actual results may differ from these estimates.

Financial Condition, Liquidity and Capital Resources

Net Financial Assets

Our net financial assets position is shown below:

	December 31,
	2021	2020
	A$	A$
Financial assets
Cash and cash equivalents	15,318,201	23,561,807
Accounts receivable	476,164	73,073
Total financial assets	15,794,365	23,634,880
Debt
Short and long-term debt/ loan	64,900	40,741
Net financial assets	15,729,465	23,594,139

Since inception, we have financed our business primarily through the issuance of equity securities, funding from strategic partners, government grants and rebates (including the research and development tax incentive income), cash flows generated from operations and a loan.

The decline in our net financial assets position is primarily a result of ongoing investment in our R&D activities and the general operations of the Company.

We believe we have sufficient cash and cash equivalents to fund our operations for at least the next twelve months from the date of issuance. Liquidity risk is the risk that the Company may encounter difficulty meeting obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The purpose of liquidity management is to ensure that there is sufficient cash to meet all the financial commitments and obligations of the Company as they come due. In managing the Company’s capital, management estimates future cash requirements by preparing a budget and a multi-year plan for review and approval by the Board of Directors (“the Board”). The budget is reviewed and updated periodically and establishes the approved activities for the next twelve months and estimates the costs associated with those activities. The multi-year plan estimates future activity along with the potential cash requirements and is based upon management’s assessment of current progress along with the expected results from the coming years’ activity. Budget to actual variances are prepared and reviewed by management and are presented on a regular basis to the Board.

The carrying value of the cash and cash equivalents and the accounts receivables approximates fair value because of their short-term nature.

We regularly review all our financial assets for impairment. There were no impairments recognized as at December 31, 2021 or for the year ended December 31, 2020.

The Company is continuing to monitor the potential impact of COVID-19, if any, on the Company’s business and financial position.

Derivative Instruments and Hedging Activities

In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider our own and counterparty credit risk.  For the years ended December 31, 2021 and 2020, we did not have any assets or liabilities that utilize Level 3 inputs.

We had no derivatives or outstanding contracts in place through the years ended December 31, 2021 and December 31, 2020.

Universal Biosensors, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Measures of Liquidity and Capital Resources

The following table provides certain relevant measures of liquidity and capital resources:

	December 31,
	2021	2020
	A$	A$
Cash and cash equivalents	15,318,201	23,561,807
Working capital	15,448,181	22,433,054
Ratio of current assets to current liabilities	2.64	3.50
Shareholders’ equity per common share	0.16	0.21

The movement in cash and cash equivalents and working capital (calculated as current assets less current liabilities) during the above periods was primarily the result of ongoing investment in our R&D activities and the general operations of the Company.

We have not identified any collection issues with respect to receivables.

Summary of Cash Flows

	Years Ended December 31,
	2021	2020
	A$	A$
Cash provided by/(used in):
Operating activities	(9,896,620)	(8,291,139)
Investing activities	(664,584)	(372,204)
Financing activities	95,621	43,644
Net decrease in cash, cash equivalents and restricted cash	(10,465,583)	(8,619,699)

Our net cash used in operating activities for all periods represents receipts offset by payments for our R&D projects including efforts involved in establishing and maintaining our manufacturing operations and selling, general and administrative expenditure. Cash outflows from operating activities primarily represent the ongoing investment in our R&D activities and the general operations of the Company.

Our net cash used in investing activities for all periods is primarily for the purchase of various equipment and for the various continuous improvement programs we are undertaking.

Our net cash increase in financing activities for the year ended December 31, 2021 represents CAD$20,000 received in the form of a long-term unsecured government guaranteed loan which was introduced in the Canadian Federal Government’s COVID-19 Economic Response Plan and funds received in relation to the exercise of stock options issued to employees.

In January 2022 the Company entered into a short-term loan facility to finance its 2022 Insurance Premium. The total amount available and drawn down under the facility is $1,002,404. The facility is repayable in nine monthly instalments which commenced in January 2022 and has an effective annual interest rate of 1.49%. The short-term borrowing is secured by the insurance premium refund.

Off-Balance Sheet Arrangement

As of December 31, 2021 and December 31, 2020, we did not have any off-balance sheet arrangements, as such term is defined under Item 303 of Regulation S-K, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Universal Biosensors, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segments

We operate in one segment. We are a specialist biosensors company focused on the development, manufacture and commercialization of a range of point of use devices for measuring different analytes across different industries.

We operate predominantly in one geographical area, being Australia.

The Company’s material long-lived assets are predominantly based in Australia.

Recent Accounting Pronouncements

See Note 1, Summary of Significant Accounting Policies – Recent Accounting Pronouncements.

Financial Risk Management

The overall objective of our financial risk management program is to seek to minimize the impact of foreign exchange rate movements and interest rate movements on our earnings. We manage these financial exposures through operational means and by using financial instruments where we deem appropriate. These practices may change as economic conditions change.

Foreign Currency Market Risk

We transact business in various foreign currencies, including US$, CAD$ and Euros. The Company is currently using natural hedging to limit currency exposure, however has an established foreign currency hedging program available where forward contracts are used to hedge the net projected exposure for each currency and the anticipated sales and purchases in U.S. dollars where required. The goal of this hedging program is to economically guarantee or lock-in the exchange rates on our foreign exchange exposures. No forward contracts were entered by the Company for the years ended December 31, 2021 and 2020. The Company does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

The Company has recorded foreign currency transaction gains/(losses) of A$274,857 and (A$167,952) for the years ended December 31, 2021 and 2020, respectively.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Universal Biosensors, Inc.

Opinion on the Financial Statements

We have audited the accompanying Consolidated Balance Sheets of Universal Biosensors, Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related Consolidated Statements of Comprehensive Income/(Loss), Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income/(Loss), and the Consolidated Statements of Cash Flows for the years then ended, including the related notes and schedule of valuation and qualifying accounts for the years then ended appearing under Item 15(a)(2) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Newcastle, Australia

February 24, 2022

We have served as the Company's auditor since 2006.

Universal Biosensors, Inc.

Consolidated Balance Sheets

	December 31,
	2021	2020
	A$	A$
ASSETS

Current assets:
Cash and cash equivalents	15,318,201	23,561,807
Inventories	2,143,504	1,879,853
Accounts receivable	476,164	73,073
Prepayments	399,290	107,511
Restricted cash	1,968,814	2,174,806
Other current assets	4,544,273	3,598,596
Total current assets	24,850,246	31,395,646
Non-current assets:
Property, plant and equipment	29,622,945	29,339,380
Less accumulated depreciation	(25,523,265)	(24,984,001)
Property, plant and equipment - net	4,099,680	4,355,379
Intangible assets	16,371,996	16,371,996
Less amortization of intangible assets	(3,720,908)	(2,084,605)
Intangible assets - net	12,651,088	14,287,391
Right-of-use asset	2,050,336	4,024,962
Restricted cash	812,204	2,318,507
Other non-current assets	38,421	0
Total non-current assets	19,651,729	24,986,239
Total assets	44,501,975	56,381,885

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	436,763	447,523
Accrued expenses	2,800,815	1,152,008
Contingent consideration	2,067,255	1,947,546
Other liabilities	2,823,322	2,659,534
Contract liabilities	38,431	1,628,426
Lease liability	500,284	524,844
Employee entitlements liabilities	670,295	602,711
Short-term loan - unsecured	64,900	0
Total current liabilities	9,402,065	8,962,592
Non-current liabilities:
Asset retirement obligations	2,721,260	2,734,800
Long-term loan - unsecured	0	40,741
Employee entitlements liabilities	29,268	20,960
Deferred income tax liability	3,050,837	3,050,837
Lease liability	1,690,716	3,594,531
Total non-current liabilities	7,492,081	9,441,869
Total liabilities	16,894,146	18,404,461

Commitments and contingencies	0	0

Stockholders’ equity:
Preferred stock, US$0.01 par value. Authorized 1,000,000 shares; issued and outstanding nil at December 31, 2021 (nil at December 31, 2020)
Common stock, US$0.0001 par value. Authorized 300,000,000 shares; issued and outstanding 177,828,504 shares at December 31, 2021 (177,611,854 at December 31, 2020)	17,783	17,761
Additional paid-in capital	93,737,565	93,570,030
Accumulated deficit	(55,317,296)	(47,679,272)
Current year loss	(10,506,935)	(7,638,024)
Accumulated other comprehensive loss	(323,288)	(293,071)
Total stockholders’ equity	27,607,829	37,977,424
Total liabilities and stockholders’ equity	44,501,975	56,381,885

See accompanying Notes to the Consolidated Financial Statements.

Universal Biosensors, Inc.

Consolidated Statements of Comprehensive Income/(Loss)

	Years Ended December 31,
	2021	2020
	A$	A$
Revenue
Revenue from products	3,815,397	2,565,747
Revenue from services	1,962,354	636,862
Total revenue	5,777,751	3,202,609
Operating costs and expenses
Cost of goods sold	2,367,084	1,715,538
Cost of services	1,304,973	863,985
Total cost of goods sold and services	3,672,057	2,579,523
Gross profit	2,105,694	623,086
Other operating costs and expenses
Product support	80,007	25,212
Depreciation and amortization	2,176,751	2,226,940
Research and development	9,281,928	5,044,613
Selling, general and administrative	5,605,092	5,884,504
Total operating costs and expenses	17,143,778	13,181,269
Loss from operations	(15,038,084)	(12,558,183)
Other income/(expense)
Interest income	49,947	293,816
Financing costs	(121,910)	(154,800)
Research and development tax incentive income	3,897,543	2,826,244
Exchange gain/(loss)	274,857	(167,952)
Other income	430,712	2,122,851
Total other income	4,531,149	4,920,159
Net loss before tax	(10,506,935)	(7,638,024)
Income tax benefit/(expense)	0	0
Net loss	(10,506,935)	(7,638,024)

Loss per share
Net loss per share - basic and diluted	(0.06)	(0.04)
Average weighted number of shares - basic and diluted	177,714,201	177,574,046

Other comprehensive gain/(loss), net of tax:
Foreign currency translation reserve	(30,217)	48,671
Other comprehensive income/(loss)	(30,217)	48,671
Comprehensive loss	(10,537,152)	(7,589,353)

See accompanying Notes to the Consolidated Financial Statements.

Universal Biosensors, Inc.

Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income/(Loss)

	Ordinary shares		Additional Paid-in Capital	Accumulated Deficit	Other comprehensive Income/(Loss)	Total Stockholders’ Equity
	Shares	Amount
		A$	A$	A$	A$	A$

Balances at January 1, 2020	177,571,854	17,757	93,396,802	(47,679,272)	(341,742)	45,393,545
Net loss	0	0	0	(7,638,024)	0	(7,638,024)
Other comprehensive gain	0	0	0	0	48,671	48,671
Exercise of stock options issued to employees	40,000	4	(4)	0	0	0
Stock-based compensation expense	0	0	173,232	0	0	173,232
Balances at December 31, 2020	177,611,854	17,761	93,570,030	(55,317,296)	(293,071)	37,977,424
Net loss	0	0	0	(10,506,935)	0	(10,506,935)
Other comprehensive loss	0	0	0	0	(30,217)	(30,217)
Exercise of stock options issued to employees	216,650	22	75,103	0	0	75,125
Stock-based compensation expense	0	0	92,432	0	0	92,432
Balances at December 31, 2021	177,828,504	17,783	93,737,565	(65,824,231)	(323,288)	27,607,829

See accompanying Notes to the Consolidated Financial Statements.

Universal Biosensors, Inc.

Consolidated Statements of Cash Flows

	Years ended December 31,
	2021	2020
	A$	A$
Cash flows from operating activities:
Net loss	(10,506,935)	(7,638,024)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,566,719	2,430,941
Stock-based compensation expense	92,432	173,232
Loss/(gain) on fixed assets disposal	1,765	(45)
Unrealized foreign exchange (gains)/losses	(592,230)	370,322
Change in assets and liabilities:
Inventories	(263,651)	(801,790)
Accounts receivable	(408,827)	43,553
Prepayments and other assets	(1,129,077)	(127,703)
Other non-current assets	(87,659)	0
Contract liabilities	(1,395,483)	(2,475,658)
Employee entitlements	75,892	(191,186)
Accounts payable and accrued expenses	1,750,434	(74,781)
Net cash used in operating activities	(9,896,620)	(8,291,139)
Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	0	45
Purchases of property, plant and equipment	(664,584)	(387,046)
Proceeds from government grants and insurance recovery	0	14,797
Net cash used in investing activities	(664,584)	(372,204)
Cash flows from financing activities:
Proceeds from borrowings	20,496	43,644
Proceeds from exercise of stock options issued to employees	75,125	0
Net cash provided by financing activities	95,621	43,644
Net decrease in cash, cash equivalents and restricted cash	(10,465,583)	(8,619,699)
Cash, cash equivalents and restricted cash at beginning of period	28,055,120	37,192,907
Effect of exchange rate fluctuations on the balances of cash held in foreign currencies	509,682	(518,088)
Cash, cash equivalents and restricted cash at end of period	18,099,219	28,055,120

See accompanying Notes to the Consolidated Financial Statements.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP” or “GAAP”).

Unless otherwise noted, references in this Annual Report to “Universal Biosensors”, the “Company,” “Group,” “we,” “our” or “us” means Universal Biosensors, Inc. (“UBI”) a Delaware corporation and, when applicable, its wholly owned Australian operating subsidiary, Universal Biosensors Pty Ltd (“UBS”) , its wholly owned US operating subsidiary, Universal Biosensors LLC (“UBS LLC”) and UBS’ wholly owned Canadian operating subsidiary, Hemostasis Reference Laboratory Inc. (“HRL”) and wholly owned Dutch operating subsidiary, Universal Biosensors B.V. (“UBS BV”). Unless otherwise noted, all references in this Form 10-K to “$”, “A$” or “dollars” and dollar amounts are references to Australian dollars. References to “US$”, “CAD$” and “€” are references to United States dollars, Canadian dollars and Euros respectively.

The consolidated financial statements have been prepared assuming the Company will continue as a going concern. We rely largely on our existing cash and cash equivalents balance and operating cash flow to provide for the working capital needs of our operations. We believe we have sufficient cash and cash equivalents to fund our operations for at least the next twelve months from the date of issuance. However, in the event our financing needs for the foreseeable future are not able to be met by our existing cash and cash equivalents balance and operating cash flow, we would seek to raise funds through public or private equity offerings, debt financings, and through other means to meet the financing requirements. There is no assurance that funding would be available at acceptable terms, if at all.

Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries, UBS, UBS LLC, HRL and UBS BV. All intercompany balances and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include deferred income taxes, research and development tax incentive income and stock-based compensation expenses. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company assesses the adoption impacts of recently issued accounting standards by the Financial Accounting Standards Board on the Company's financial statements as well as material updates to previous assessments, if any, from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021. There were no new material accounting standards issued in 2021 that impacted the Company.

Net Loss per Share and Anti-dilutive Securities

Basic and diluted net loss per share is presented in conformity with ASC 260 – Earnings per Share. Basic and diluted net loss per share has been computed using the weighted-average number of common shares outstanding during the period. Diluted net loss per share is calculated by adjusting the basic net loss per share by assuming all dilutive potential ordinary shares are converted.

Foreign Currency

Functional and Reporting Currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of UBI and UBS is Australian dollars (“AUD” or “A$”) for all years presented. The functional currencies of UBS LLC, HRL and UBS BV are United States dollars (“US$”), Canadian dollars (“CAD$”) and Euros (“€”), respectively, for all years presented.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

The consolidated financial statements are presented using a reporting currency of Australian dollars.

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of comprehensive income/(loss).

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

On consolidation, exchange differences arising from the translation of any net investment in foreign entities are taken to the Accumulated Other Comprehensive Income/(Loss).

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

Concentration of Credit Risk and Other Risks and Uncertainties

Cash, cash equivalents and restricted cash and accounts receivable consist of financial instruments that potentially subject the Company to concentration of credit risk to the extent of the amount recorded on the consolidated balance sheets. The Company’s cash, cash equivalents and restricted cash are primarily invested with one of Australia’s largest banks. The Company is exposed to credit risk in the event of default by the banks holding the cash, cash equivalents and restricted cash to the extent of the amount recorded on the consolidated balance sheets. The Company has not experienced any losses on its deposits of cash, cash equivalents and restricted cash. The Company has not identified any collectability issues with respect to receivables.

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

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

Inventory

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and estimated costs necessary to dispose. Inventories are principally determined under the average cost method which approximates cost. Cost comprises direct materials, direct labour and an appropriate portion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts. The Company recognizes inventory on the consolidated balance sheet when they have concluded that the substantial risks and rewards of ownership, as well as the control of the asset, have been transferred.

Receivables

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for credit losses is the best estimate of the amount of probable credit losses in the existing accounts receivable. The allowance is determined based on a review of individual accounts for collectability, generally focusing on those accounts that are past due. The expense to adjust the allowance for credit losses, if any, is recorded within selling, general and administrative expenses in the consolidated statements of comprehensive income/(loss). Account balances are charged against the allowance when it is probable the receivable will not be recovered.

Prepayments

Prepaid expenses represent expenditures that have not yet been recorded by the Company as an expense, but have been paid for in advance. The Company’s prepayments are primarily represented by insurance premiums paid annually in advance and fees partially paid in advance in relation to the development activities being carried out for the biosensor test used for the detection and monitoring of diabetes in non-humans.

Other Current Assets

The Company’s other current assets is primarily represented by the estimated receivable in relation to the research and development tax incentive income.

Property, Plant and Equipment

Property, plant and equipment are recorded at acquisition cost, less accumulated depreciation.

Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of machinery and equipment is three to ten years. Leasehold improvements are amortized on the straight-line method over the shorter of the remaining lease term or estimated useful life of the asset. Maintenance and repairs that do not extend the life of the asset are charged to operations as incurred and include normal services and do not include items of a capital nature.

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

Intangible Assets

The intangible assets, having finite useful lives, are amortized over their estimated useful lives. Finite life intangible assets are amortized over the shorter of their contractual or useful economic lives. The intangible assets comprise of distribution rights and are amortized on a straight-line basis over ten years.

Impairment of Intangible Assets

Intangible assets with an indefinite life are tested for impairment at least annually and when there is an indication of impairment.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

Australian Goods and Services Tax (“GST”), Canadian Harmonized Sales Tax (“HST”), US Sales Tax and European Value Added Tax (“VAT”), collectively “Sales Tax”

Revenues, expenses and assets are recognized net of the amount of associated Sales Tax, unless the Sales Tax incurred is not recoverable from the taxation authority. In this case it is recognized as part of the cost of acquisition of the asset or as part of the expense. Receivables and payables are stated inclusive of the amount of Sales Tax receivable or payable. The net amount of Sales Tax recoverable from, or payable to, the taxation authority is included with other current assets or accrued expenses in the consolidated balance sheets dependent on whether the balance owed to the taxation authorities is in a net receivable or payable position.

Leases

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

A right-of-use (“ROU”) asset is measured as the amount of the lease liability with adjustments, if applicable, for lease incentives, initial direct costs incurred by the Company and lease prepayments made prior to or at lease commencement. ROU assets are classified as operating lease right-of-use assets, net of accumulated amortization, on the Company’s consolidated balance sheets. The Company evaluates the carrying value of ROU assets if there are indicators of potential impairment and performs the analysis concurrent with the review of the recoverability of the related asset group. If the carrying value of the asset group is determined to not be fully recoverable and is in excess of its estimated fair value, the Company will record an impairment loss in its consolidated statements of income and comprehensive income/(loss).

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
3)

the package of practical expedients, which permits the Company to not reassess prior conclusions about lease identification, lease classification and initial direct costs under the new standard. In addition, the Company elected not to adopt the practical expedient related to hindsight.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

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

Revenue Recognition

The Group recognizes revenue predominantly from the sale of coagulation and wine testing devices and the provision of coagulation testing services based on the provisions of ASC 606 Revenue from Contracts with Customers. In accordance with this provision, to determine whether to recognize revenue, the Group follows a five-step process:

a)	Identifying the contract with a customer;
b)	Identifying the performance obligations within the customer contract;
c)	Determining the transaction price;
d)	Allocating the transaction price to the performance obligation; and
e)	Recognizing revenue when/as performance obligations are satisfied.

Nature of goods and services

The following is a description of products and services from which the Company generates its revenue.

Products and services	Nature, timing of satisfaction of performance obligations and significant payment terms
Coagulation testing products

Our point-of-care coagulation testing products use electrochemical cell to measure Prothrombin Time (PT/INR), a test used to monitor the effect of the anticoagulant therapy warfarin.

The performance obligation for the sale of these products is satisfied at a point-in-time when the Company transfers control of the products to its customer. The point of transfer of control of the products is dictated by individual terms contained within a customer agreement, as are the payment terms. The transaction price is fixed.

Coagulation testing services

HRL provides non-diagnostic laboratory services and performs coagulation testing services on behalf of customers.

The performance obligation for the services is satisfied when the testing has been finalized and results have been reported to the customer. In some cases, the performance obligations will be satisfied as predetermined milestones have been achieved by the Company.

Standard payment terms are generally 30-60 days upon invoice date. The transaction price is fixed.

Wine testing products

Our Sentia wine analyzer is used to measure free SO₂ levels in post-fermentation wine.

The performance obligation for the sale of this product is satisfied at a point-in-time when the Company transfers control of the products to its customer. The point of transfer of control of the products is dictated by the individual terms contained within a customer agreement, as are the individual payment terms. The transaction price is fixed.

See Note 12 to the Consolidated Financial Statements for a disaggregation of revenue.

Interest Income

Interest income is recognized as it accrues, taking into account the effective yield and consists primarily of interest earned on cash, cash equivalents and restricted cash in interest-bearing accounts.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

Research and Development Tax Incentive Income

Research and development tax incentive income is recognized when there is reasonable assurance that the income will be received, the relevant expenditure has been incurred and the consideration can be reliably measured.

The research and development tax incentive is one of the key elements of the Australian Government’s support for Australia’s innovation system and is supported by legislative law primarily in the form of the Australian Income Tax Assessment Act 1997 as long as eligibility criteria are met. Subject to meeting a number of conditions, an entity which is an R&D entity involved in eligible R&D activities may claim research and development tax incentive income as follows:

(1)

as a 43.5% refundable tax offset if aggregate turnover (which generally means an entity’s total income that it derives in the ordinary course of carrying on a business, subject to certain exclusions) of the entity is less than A$20,000,000, or

(2)	as a 38.5% non-refundable tax offset if aggregate turnover of the entity is more than A$20,000,000.

In accordance with SEC Regulation S-X Article 5-03, the Company’s research and development tax incentive income has been recognized as non-operating income as it is not indicative of the core operating activities or revenue producing goals of the Company.

Management has assessed the Company’s R&D activities and expenditures to determine which activities and expenditures are likely to be eligible under the tax incentive regime described above. At each period end management estimates the refundable tax offset available to the Company based on available information at the time. This estimate is also reviewed by external tax advisors on an annual basis.

The Company has recorded research and development tax incentive income of A$3,897,543 and A$2,826,244 for the 2021 and 2020 financial year, respectively as the aggregated turnover of the Company did not exceed A$20,000,000.

Federal and State Government Subsidies

In response to the COVID-19 pandemic, governments in the countries in which we operate implemented government assistance measures to assist in mitigating some of the impact of the pandemic on our results and liquidity. To the extent appropriate, we applied for such government grants in Australia and Canada and recognize the grants at their fair value as other income when there is reasonable assurance that we have complied with all conditions attached to them.

Research and Development Expenditure

R&D expenses consist of costs incurred to further the Company’s research and product development activities and include salaries and related employee benefits, costs associated with clinical trial and preclinical development, regulatory activities, research-related overhead expenses, costs associated with the manufacture of clinical trial material, costs associated with developing a commercial manufacturing process, costs for consultants and related contract research, facility costs and depreciation. R&D costs are expensed as incurred as they fall in the scope of ASC 730 ‘Research and Development’.

Clinical Trial Expenses

Clinical trial costs are a component of R&D expenses. These expenses include fees paid to participating hospitals and other service providers, which conduct certain testing activities on behalf of the Company. Depending on the timing of payments to the service providers and the level of service provided, the Company records prepaid or accrued expenses relating to these costs.

Stock-based Compensation

We measure stock-based compensation at grant date, based on the estimated fair value of the award and recognize the cost as an expense on a straight-line basis over the vesting period of the award. We estimate the fair value of stock options using the Trinomial Lattice model.

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

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

Employee Benefit Costs

For periods ending on or before June 30, 2021, the Company contributed 9.50% of each employee’s salary to standard defined contribution superannuation funds on behalf of all eligible UBS employees. For period commencing July 1, 2021, in line with legislative updates, the rate increased to 10%. Superannuation is an Australian compulsory savings program plan for retirement whereby employers are required to pay a portion of an employee’s remuneration to an approved superannuation fund that the employee is typically not able to access until they have reached the statutory retirement age. Whilst the Company has a third party default superannuation fund, it permits UBS employees to choose an approved and registered superannuation fund into which the contributions are paid. Contributions are charged to the consolidated statements of comprehensive income/(loss) as the expense is incurred.

Registered Retirement Savings Plan and Deferred Sharing Profit Plan

The Company provides eligible HRL employees a retirement plan. The retirement plan includes a Registered Retirement Savings Plan (“RRSP”) and Deferred Profit Sharing Plan (“DPSP”). The RRSP is voluntary and the employee contributions are matched by the Company up to a maximum of 5% based on their continuous years of service and placed into the RRSP. The Company contributes 1% to 2% of the employee’s base earnings towards the DPSP. The DPSP contributions are vested immediately.

Benefit Plan

The Company provides eligible HRL employees a Benefit Plan. In general, the Benefit Plan includes extended health care, dental care, basic life insurance, basic accidental death and dismemberment and disability insurance.

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

Pursuant to the U.S. tax reform rules, UBI is subject to regulations addressing Global Intangible Low-Taxed Income ("GILTI"). The GILTI rules are provisions of the U.S. tax code enacted as a part of tax reform legislation in the U.S. passed in December 2017. Mechanically, the GILTI rule functions as a global minimum tax for all U.S. shareholders of controlled foreign corporations (“CFCs”) and applies broadly to certain income generated by a CFC. The Company can make an accounting policy election to either: (1) treat GILTI as a period cost if and when incurred; or (2) recognize deferred taxes for basis differences that are expected to reverse as GILTI in future years. The Company has elected to treat GILTI as a period cost.

We are subject to income taxes in Australia, Canada, the Netherlands and the United States. Tax returns up to and including the 2020 financial years have been filed in Australia, Canada and the United States for UBI (Australian consolidated group), HRL and UBI (US parent entity). Tax returns for the 2021 financial year will be filed for UBI, HRL, UBS, UBS LLC and UBS BV in 2022.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

2. Cash, cash equivalents and restricted cash

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	December 31,
	2021	2020
	A$	A$
Cash and cash equivalents	15,318,201	23,561,807
Restricted cash – current assets	1,968,814	2,174,806
Restricted cash – non-current assets	812,204	2,318,507
	18,099,219	28,055,120

Restricted cash maintained by the Company in the form of term deposits is as follows:

	December 31,
	2021	2020
	A$	A$
Performance guarantee (a) - current assets	1,968,814	2,174,806
Collateral for facilities (b) - non-current assets	320,000	320,000
Performance guarantee (a) - non-current assets	492,204	1,998,507
	2,781,018	4,493,313

(a)

Performance guarantee represents letter of credit issued in favour of Siemens pursuant to the 2019 Siemens Agreements. The performance guarantee was initially issued for US$5,000,000 and the same reduces in equal quarterly amounts over the 42 months with effect from September 18, 2019.

(b)	Collateral for facilities represents bank guarantee of A$250,000 for commercial lease of UBS’ premises and security deposit on Company’s credit cards of A$70,000.

Interest earned on the restricted cash for years ended December 31, 2021 and 2020 was A$8,668 and A$44,830 respectively.

3. Inventories

	December 31,
	2021	2020
	A$	A$
Raw materials	1,207,077	761,279
Work in progress	410,731	640,885
Finished goods	525,696	477,689
	2,143,504	1,879,853

4. Receivables

	December 31,
	2021	2020
	A$	A$
Receivables	476,164	73,073
Allowance for credit losses	0	0
	476,164	73,073

5. Property, Plant and Equipment

	December 31,
	2021	2020
	A$	A$
Plant and equipment	20,183,757	20,171,121
Leasehold improvements	9,271,033	9,168,259
Capital work in process	168,155	0
	29,622,945	29,339,380
Accumulated depreciation	(25,523,265)	(24,984,001)
Property, plant & equipment - net	4,099,680	4,355,379

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

6. Leases

The Company’s lease portfolio consists primarily of operating leases for office space and equipment with contractual terms expiring from November 2021 to December 2025. Lease contracts may include one or more renewal options that allow the Company to extend the lease term, typically from three years per each renewal option. The exercise of lease options is generally at the discretion of the Company. None of the Company’s leases contain residual value guarantees, substantial restrictions, or covenants. The Company’s leases are substantially within Australia.

	December 31,
	2021	2020
	A$	A$
Operating lease right-of-use assets:
Non-current	2,050,336	4,024,962
Operating lease liabilities:
Current	500,284	524,844
Non-current	1,690,716	3,594,531

Weighted average remaining lease terms (in years)	4.0	7.0
Weighted average discount rate	5.0%	6.0%

The components of lease income/expense were as follows:

	Years ended December 31,
	2021	2020
	A$	A$
Fixed payment operating lease expense	715,086	771,693
Short-term lease expense	0	100,361
Sub-lease income	163,397	180,631

The sub-lease income was deemed an operating lease.

The components of the fixed payment operating and short-term lease expense as classified in the Consolidated Statements of Comprehensive Income/(Loss) are as follows:

	Years ended December 31,
	2021	2020
	A$	A$
Cost of goods sold	119,437	141,291
Cost of services	104,344	100,266
Research and development	360,159	511,227
Selling, general and administrative	131,146	119,270
	715,086	872,054

Supplemental cash flow information related to the Company’s leases was as follows:

	Years ended December 31,
	2021	2020
	A$	A$
Operating cash outflows from operating leases	716,247	488,382

Supplemental noncash information related to the Company’s leases was as follows:

	Years ended December 31,
	2021	2020
	A$	A$
Right of use assets obtained in exchange for lease liabilities	0	4,324,727
Right of use asset modifications	(1,392,953)	0

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

Future lease payments are as follows:

December 31, 2021
A$
2022	598,564
2023	594,392
2024	608,443
2025	623,654
2026	0
Thereafter	0
Total future lease payments	2,425,053
Less: imputed interest	(234,053)
Total operating lease liabilities	2,191,000
Current	500,284
Non-current	1,690,716

On January 1, 2021, the lease for 1 Corporate Avenue was terminated and a new lease entered into simultaneously. The lease expires on December 31, 2025 with an option to renew the lease for two further terms of five years each. The renewal option periods have not been included in the lease term as the Company is not reasonably certain that they will be exercised.

On June 28, 2021, HRL entered into a premises lease, which commenced in February 2022, with a ten-year contractual period. The lease does not include an option to renew the lease for a further term.

On October 22, 2021, UBS entered into a lease arrangement to install solar panels and inverters ("panels"). The lease commenced in January 2022 upon installation of the panels. The panels were installed at the Company’s 1 Corporate Avenue premises. The lease has a term of seven years and an option to buy at the end of the term.

As of December 31, 2021, the Company has not entered into any other lease agreements that have not yet commenced.

7. Income Taxes

Provision for Income Taxes

A reconciliation of the (benefit)/provision for income taxes is as follows:

	Years Ended December 31,
	2021		2020
	A$	%	A$	%
Loss before income taxes	(10,506,935)		(7,638,024)
Computed by applying income tax rate of home jurisdiction	(3,152,081)	30	(2,291,407)	30
Effect of tax rates in foreign jurisdictions	76,914	(1)	17,122	0
Research and development tax incentive	1,518,698	(15)	1,103,924	(14)
Disallowed expenses/(income):
Stock-based compensation	27,730	0	51,970	(1)
Amortization expense	(490,891)	5	(625,381)	8
Other	49,441	0	12,011	0
Change in valuation allowance	1,970,189	(19)	1,731,761	(23)
Income tax expense/(benefit)	0	0	0	0

The components of our loss before income taxes as either domestic or foreign is as follows:

	Years Ended December 31,
	2021	2020
	A$	A$
Foreign	52,186	(489,187)
Domestic	(10,559,121)	(7,148,837)
	(10,506,935)	(7,638,024)

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

Deferred Tax Assets and Liabilities

	Years Ended December 31,
	2021	2020
	A$	A$
Deferred tax assets:
Operating loss carry forwards	5,676,365	5,232,734
Depreciation and amortization	1,366,666	2,030,293
Asset retirement obligations	816,378	820,440
Employee entitlements	204,712	181,222
Accruals	1,692,194	1,082,516
Decline in value of patents	1,070,959	1,121,593
Unrealized exchange loss	56,706	(88,319)
Other	(3,750)	(4,423)
Total deferred tax assets	10,880,230	10,376,056
Valuation allowance for deferred tax assets	(10,689,001)	(9,693,936)
Net deferred tax asset	191,229	682,120

Deferred tax liabilities:
Intangible assets	3,242,066	3,732,957
Total deferred tax liabilities	3,242,066	3,732,957
Net deferred tax liabilities	3,050,837	3,050,837

Significant components of deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. A valuation allowance has been established, as realization of such assets is not more likely than not.

At December 31, 2021 the Company has A$18,921,216 (A$17,315,505 as at December 31, 2020) of accumulated tax losses available for carry forward against future earnings, which under Australian tax laws do not expire but may not be available under certain circumstances. The Company also has A$3,374,776 (A$3,374,776 at December 31, 2020) of non-refundable R&D tax offset as at December 31, 2021. The R&D tax offset is a non-refundable tax offset, which assists to reduce a company’s tax liability. Once the liability has been reduced to zero, any excess offset may be carried forward into future income years. UBI has US tax losses available for carry forward against future earnings of nil as of December 31, 2021 (nil as of December 31, 2020). HRL has Canadian tax losses available for carry forward against future earnings of CAD$120,376 and CAD$779,887 as at December 31, 2021 and 2020, respectively.

8. Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2021	2020
	A$	A$
Legal, tax and accounting fees	52,982	254,348
Salary and related costs	348,657	231,290
Research and development costs	1,052,814	462
Patent fees	395,420	314,802
Inventory purchases	268,317	188,720
Occupancy expenses	345	111,142
Other	682,280	51,244
	2,800,815	1,152,008

9. Contingent Consideration

Pursuant to the Siemens Acquisition and the agreement dated September 2019, the Company has agreed to pay US$1,500,000 to Siemens within five days of Siemens achieving a pre-defined milestone. The Company has the discretion of advising Siemens when the milestone is to be achieved but from the date notification is sent by the Company, Siemens has 90 days to fulfill this milestone. Notification has not yet been issued to Siemens. Once the milestone is achieved, it will enable the Company to use Siemens proprietary reagent which will allow the Company to access markets in certain jurisdictions.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

10. Other Liabilities

Other liabilities represents a marketing support payment due to one of our partners and is payable in US dollars. The balance will be paid once supporting documentation has been provided to the Company.

11. Borrowings

The unsecured loan is a government guaranteed loan called Canada Emergency Business Account (CEBA) of CAD$60,000 to help eligible businesses with operating costs. CAD$40,000 was received by the Company in 2020 and CAD$20,000 in 2021. This is among the business support measures introduced in the Canadian Federal Government’s COVID-19 Economic Response Plan, with the following terms:

●	the loan is interest-free and no principal repayment is required before December 31, 2022;
●	if the Company chooses to repay at least CAD$40,000 of the loan by December 31, 2022, the remaining balance will be forgiven;
●

if the loan is not repaid by the above mentioned date, it will be converted into a 3-year term loan and will be charged an interest rate of 5% per annum. Interest-only payments are required each month; and

●	at the end of the 3-year term, the entire balance of the loan is due for repayment by December 31, 2025.

In January 2022 the Company entered into a short-term loan facility to finance its 2022 Insurance Premium. The total amount available and drawn down under the facility is $1,002,404. The facility is repayable in nine monthly instalments which commenced in January 2022 and has an effective annual interest rate of 1.49%. The short-term borrowing is secured by the insurance premium refund.

In January 2022 the Company entered into a long-term loan facility to finance the installation of solar panels at the Company’s Rowville premises. The total amount available and drawn down under the facility is $65,000. The facility is repayable in eighty-seven monthly instalments which commence in April 2022 and has an effective annual interest rate of 6.85%.

12. Revenue

Disaggregation of Revenue

In the following table, revenue is disaggregated by major product and service lines and timing of revenue recognition.

	Years Ended December 31
	2021	2020
	A$	A$
Major product/service lines
Coagulation testing products	2,667,541	2,565,747
Coagulation testing services	1,962,354	568,528
Other services	0	68,334
Wine testing products	1,147,856	0
	5,777,751	3,202,609

Timing of revenue recognition
Products and services transferred at a point in time	5,777,751	3,202,609
	5,777,751	3,202,609

Contract Balances

The following table provides information about receivables and contract liabilities from contracts with customers.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

	December 31,
	2021	2020
	A$	A$
Receivables	476,164	73,073
Contract liabilities	38,431	1,628,426

The Company’s contract liabilities represent the Company’s obligation to transfer products to customers for which the Company has received consideration from customers, but the transfer has not yet been completed.

Significant changes in the contract assets and the contract liabilities balances during the period are as follows:

	Years Ended December 31,
	2021	2020
	A$	A$
Contract Liabilities - Current
Opening balance	1,628,426	2,682,404
Closing balance	38,431	1,628,426
Net increase/(decrease)	(1,589,995)	(1,053,978)
Contract Liabilities - Non-Current
Opening balance	0	1,421,680
Closing balance	0	0
Net increase/(decrease)	0	(1,421,680)

The Company expects all of the Company’s contract liabilities to be realized by December 31, 2022.

13. Other Income

Other income is recognized when there is reasonable assurance that the income will be received and the consideration can be reliably measured.

Other income is as follows for the relevant periods:

	Years Ended December 31
	2021	2020
	A$	A$
Insurance recovery	2,262	674,083
Federal and state government subsidies	153,001	1,265,149
Rental income	163,397	180,631
Other income	112,052	2,988
	430,712	2,122,851

Insurance recovery for the year ended December 31, 2020 represents A$600,000 of partial reimbursement of our legal costs which was incurred during mediation with Siemens.

Federal and state government subsidies which primarily include Australian JobKeeper payments and Canada Emergency Wage Subsidy, represent assistance provided by government authorities as a stimulus during COVID-19. The Company was ineligible to receive Australian JobKeeper payments in relation to the 2021 financial year.

14. Employee Incentive Schemes

In 2004, the Company adopted an employee option plan which was subsequently amended in 2021 (“the Equity Incentive Plan”).

During the year ended December 31, 2021, the Company granted stock options and performance rights to select employees under the Equity Incentive Plan. During the year ended December 31, 2020, the Company granted stock options to select employees under the Equity Incentive Plan. All stock options and performance rights granted under the Equity Incentive Plan require eligible recipients to complete a requisite service period.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

At December 31, 2021, total stock compensation expense recognized in the consolidated statements of comprehensive income was A$92,432 (2020: A$173,232).

(a)  Stock Options

Stock options (“options”) may be granted pursuant to the Equity Incentive Plan to any person considered by the board to be employed by the Group on a permanent basis (whether full time, part time or on a long-term casual basis). Each option gives the holder the right to subscribe for one share of common stock. The total number of options that may be issued under the Equity Incentive Plan is such maximum amount permitted by law and the Listing Rules of the ASX. The exercise price and any exercise conditions are determined by the board at the time of grant of the options. Any exercise conditions must be satisfied before the options vest and become capable of exercise. The options lapse on such date determined by the board at the time of grant or earlier in accordance with the Equity Incentive Plan. Options granted to date have had a term up to ten years and generally vest in tranches up to three years.

An option holder is not permitted to participate in a bonus issue or new issue of securities in respect of an option held prior to the issue of shares to the option holder pursuant to the exercise of an option. If the Company changes the number of issued shares through or as a result of any consolidation, subdivision, or similar reconstruction of the issued capital of the Company, the total number of options and the exercise price of the options (as applicable) will likewise be adjusted. The terms of the awards include a variety of market, performance and service conditions.

The number of options granted in 2021 and 2020 were up to 250,000 and 7,594,000 respectively.

In accordance with ASC 718, the fair value of the options granted in January 2021 were estimated on the date of each grant using the Trinomial Lattice model. The key assumptions for these grants were:

Exercise Price (A$)	0.50	0.50	0.50
Share Price at Grant Date (A$)	0.29	0.29	0.29
Volatility	62%	62%	62%
Maximum Life (years)	2.0	3.0	4.0
Risk-Free Interest rate	0.19%	0.19%	0.19%
Fair Value (A$)	0.05	0.06	0.07

Each of the inputs to the Trinomial Lattice model is discussed below.

Share Price and Exercise Price at Valuation Date

The value of the options granted has been determined using the closing price of our common stock trading in the form of CDIs on ASX at the time of grant of the options. The ASX is the only exchange upon which our securities are quoted.

Volatility

We applied volatility having regard to the historical price change of our shares in the form of CDIs available from the ASX.

Time to Expiry

All options granted under our Equity Incentive Plan have a maximum ten year term and are non-transferable.

Risk free rate

The risk free rate which we applied is equivalent to the yield on an Australian government bond with a time to expiry approximately equal to the expected time to expiry on the options being valued.

Stock option activity during the current period is as follows:

	Number of options	Weighted average exercise price A$
Balance at December 31, 2020	9,398,450	0.29
Granted	250,000	0.50
Exercised	(216,650)	0.35
Lapsed	(553,000)	0.48
Balance at December 31, 2021	8,878,800	0.29

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

At December 31, 2021, the number of options vested and exercisable was 8,878,800 (2020: 8,898,450). At December 31, 2021, total stock compensation expense for options recognized in the consolidated statements of comprehensive income was A$3,780 (2020: A$173,232).

The following table represents information relating to stock options outstanding under the plans as of December 31, 2021:

Exercise price A$	Options	Weighted average remaining life in years	Options exercisable shares
0.23	20,000	0	20,000
0.45	37,500	1	37,500
0.50	861,000	1	861,000
0.33	52,000	2	52,000
0.50	234,300	2	234,300
0.20	2,364,666	2	2,364,666
0.25	2,364,667	3	2,364,667
0.30	2,364,667	3	2,364,667
0.30	500,000	3	500,000
0.50	80,000	0	80,000
	8,878,800		8,878,800

The table below sets forth the number of employee stock options exercised and the number of shares issued in the period from January 1, 2020. We issued these shares in reliance upon exemptions from registration under Regulation S under the Securities Act of 1933, as amended.

Period ending	Number of Options Exercised and Corresponding Number of Shares Issued	Weighted average exercise price A$	Proceeds Received (A$)
2020	40,000	0.00	0
2021	216,650	0.35	75,125

As of December 31, 2021, there was no unrecognized compensation expense (2020: nil).

(b)  Restricted Shares

The Equity Incentive Plan permits our Board to grant shares of our common stock to our employees and directors (although our Board has determined not to issue equity to non-executive directors). The number of shares able to be granted is limited to the amount permitted to be granted at law, the ASX Listing Rules and by the limits on our authorized share capital in our certificate of incorporation. All our employees are eligible for shares under the Employee Share Plan. The Company has in the past issued A$1,000 worth of restricted shares of common stock to employees of the Company, but no more frequently than annually. The restricted shares have the same terms of issue as our existing shares of common stock but are not able to be traded until the earlier of three years from the date on which the shares are issued or the date the relevant employee ceases to be an employee of the Company or any of its associated group of companies. There were no restricted shares issued by the Company during 2021 and 2020.

Restricted stock awards activity during the current period is as follows:

	Number of shares	Weighted average issue price A$
Balance at December 31, 2020	91,652	0.24
Release of restricted shares	(91,652)	0.24
Balance at December 31, 2021	0

(c) Equity

Equity may be granted pursuant to the Equity Incentive Plan to any person considered by the board to be employed by the Group on a permanent basis (whether full time, part time or on a long-term casual basis). Each performance right issued gives the holder the right to subscribe for one share of common stock. The total number of performance rights that may be issued under the Equity Incentive Plan is such maximum amount permitted by law and the Listing Rules of the ASX.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

Such equity granted does not involve the payment of an exercise price. Equity generally vests in tranches up to four years.

The terms of the awards include a variety of market, performance and service conditions. The number of performance rights granted in 2021 was up to 7,425,000 (2020: nil).

In accordance with ASC 718, the fair value of the rights granted were estimated on the date of each grant using the Trinomial Lattice model. The key assumptions for these grants were:

	Feb-21	Aug-21	Dec-21
Exercise Price (A$)	0	0	0
Share Price at Grant Date (A$)	0.41	0.77	0.81
Volatility	63%	64%	63%
Maximum Life (years)	0.92	3.60	1.07
Risk-Free Interest rate	0.25%	0.12%	0.57%
Fair Value (A$)	0.39	0.77	0.81

Each of the inputs to the Trinomial Lattice model is discussed below.

Share Price and Exercise Price at Valuation Date

The value of the performance rights granted has been determined either using the closing price of our common stock trading in the form of CDIs on ASX at the time of grant of the performance rights. The ASX is the only exchange upon which our securities are quoted.

Volatility

We applied volatility having regard to the historical price change of our shares in the form of CDIs available from the ASX.

Time to Expiry

All performance rights granted under our Equity Incentive Plan have a maximum four year term and are non-transferable.

Risk free rate

The risk free rate which we applied is equivalent to the yield on an Australian government bond with a time to expiry approximately equal to the expected time to expiry on the options being valued.

Performance rights activity during the current period is as follows:

	Number of rights	Weighted average exercise price A$
Balance at December 31, 2020	0
Granted	7,425,000	0.76
Exercised	0
Lapsed	(150,000)	0.39
Balance at December 31, 2021	7,275,000	0.76

At December 31, 2021, there were no performance rights vested or exercisable. At December 31, 2021, total stock compensation expense for performance rights recognized in the consolidated statements of comprehensive income was A$88,652 (2020: nil).

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

The following table represents information relating to the maximum quantity of performance rights outstanding under the plans as of December 31, 2021:

Exercise price A$	Rights	Weighted average remaining life in years	Rights exercisable shares
0	150,000	0	0
0	6,750,000	3	0
0	375,000	1	0
	7,275,000		0

As of December 31, 2021, there was unrecognized compensation expense of up to A$5,471,098 (2020: nil). The issuance of the equity under the Equity Incentive Plan is subject to the Company achieving predetermined market and non-market conditions. In the event that the predetermined market and non-market conditions are met, the unrecognized compensation expense as at December 31, 2021 would be recognized.

15. Total Comprehensive Income/(Loss)

The Company follows ASC 220 – Comprehensive Income. Comprehensive income/(loss) is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders and for the Company, includes net income/(loss).

The tax effect allocated to each component of other comprehensive income/(loss) is as follows:

	Before-Tax Amount	Tax (Expense)/ Benefit	Net-of-Tax Amount
	A$	A$	A$
Year Ended December 31, 2021
Foreign currency translation reserve	(30,217)	0	(30,217)
	(30,217)	0	(30,217)

Year Ended December 31, 2020
Foreign currency translation reserve	48,671	0	48,671
	48,671	0	48,671

16. Stockholders’ Equity - Common Stock

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

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

17. Net Loss per Share

The following table shows the computation of basic and diluted loss per share for 2021 and 2020:

	Years Ended December 31,
	2021	2020
	A$	A$
Numerator:
Net loss	(10,506,935)	(7,638,024)

Denominator:
Weighted-average basic and diluted shares	177,714,201	177,574,046

Basic and diluted loss per share	(0.06)	(0.04)

The number of shares not included in the calculation of basic net loss per ordinary share because the impact would be anti-dilutive were 9,028,800 and 4,844,333 for the years ended December 31, 2021 and 2020, respectively.

Basic and diluted net loss per share was computed by dividing the net loss applicable to common stock by the weighted-average number of common stock outstanding during the period.

18. Related Party Transactions

Details of related party transactions material to the operations of the Group other than compensation arrangements, expense allowances and other similar items in the ordinary course of business, are set out below:

Mr. Coleman is a Non-Executive Chairman of the Company and Executive Chairman of Viburnum Funds Pty Ltd. Viburnum Funds Pty Ltd, as an investment manager for its associated funds, holds a beneficial interest and voting power over approximately 16% of our shares.

There were no material related party transactions or balances as at December 31, 2021 other than as disclosed above.

19. Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. These were nil as at December 31, 2021 and December 31, 2020. Purchase commitments contracted for as at December 31, 2021 and December 31, 2020 were A$881,134 and A$369,779, respectively.

Refer to Note 9 for details of the Company’s Contingent Consideration.

20. Segment Information

We operate in one segment. We are a specialist biosensors Company focused on the development, manufacture and commercialization of a range of point of use devices for measuring different analytes across different industries.

We operate predominantly in one geographical area, being Australia. The chief operating decision maker of the Company is the Chief Executive Officer.

The Company’s material long-lived assets are predominantly based in Australia.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

Our total income as disclosed below is attributed to countries based on location of customer. Location has been determined generally based on contractual arrangements. Total income includes revenue from products and services, interest income, research and development tax incentive income and other income as disclosed in the Consolidated Statements of Comprehensive Income/(Loss).

	Years Ended December 31,
	2021	2020
	A$	A$
Australia (home country)	4,580,741	5,003,332
Americas	1,419,436	681,806
Europe	3,905,621	2,760,382
Other	250,155	0
Total income	10,155,953	8,445,520

% of total revenue from products and services derived from major customers:

	Years Ended December 31,
	2021	2020
	A$	A$
Siemens	30%	77%
Bayer	16%	2%
Other	54%	21%

21. Deed of cross guarantee

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

22. Guarantees and Indemnifications

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

No liability has arisen under these indemnities as of December 31, 2021 and 2020.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

23. Subsequent Events

In January 2022 the Company entered into a short-term loan facility to finance its 2022 Insurance Premium. The total amount available and drawn down under the facility is $1,002,404. The facility is repayable in nine monthly instalments which commenced in January 2022 and has an effective annual interest rate of 1.49%. The short-term borrowing is secured by the insurance premium refund.

There has been no other matter or circumstance that has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the Company, the results of those operations or the state of affairs of the Company or in subsequent financial periods.

Universal Biosensors, Inc.

Schedule ii – Valuation and Qualifying Accounts

		Additions
	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at end of Period
	A$	A$	A$	A$	A$

Year Ended December 31, 2021
Deferred income tax valuation allowance	9,693,936	1,970,189	(349,743)	(625,381)	10,689,001

Year Ended December 31, 2020
Deferred income tax valuation allowance	8,220,770	1,731,761	(258,595)	0	9,693,936