Form 10-K, Exhibit 13
period 2022-12-31
UNIVERSAL BIOSENSORS INC
filed 2023-02-24
CIK 1279695

Exhibit 13.0

Universal Biosensors, Inc.

2022 Annual Report

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

Our Business

We are a specialist biosensors company focused on commercializing a range of biosensors in oenology (wine industry), human health including oncology, coagulation, COVID-19, women’s health and fertility, non-human and environmental testing using our patented platform technology and hand-held point-of-use devices.

Key developments during 2022 include:

●	Raised A$20 million pursuant to a fully underwritten Entitlement Offer at A$0.77;
●	Raised A$6 million via a placement at A$0.77;
●	Total business Gross Margin increased by 11%;
●	Total business revenue decreased by 22%;
●	Total business Gross Profit increased by 2%;
●	Gross Profit from the sale of Xprecia and Sentia products increased by 38%;
●	Sales of products (Xprecia and Sentia) decreased by 11%;
●	The launch of the Malic Acid test on the Sentia Platform;
●	The launch of the Fructose test (February 2023) on the Sentia platform;
●	The relaunch of the Glucose test (February 2023 – combined Total Sugar test with Fructose);
●	Receiving regulatory approval to sell Xprecia Prime in 32 countries in Europe;
●	Completion of the Xprecia Prime clinical trial in the United States (January 2023);
●	Finalizing launch of our Petrackr blood glucose monitoring product for dogs and cats with diabetes;
●	The development and use of aptamer sensing technology on our hand-held platform device;
●	The development of our Tn Antigen biosensor used for the detection, staging and monitoring of cancer;
●	The company incurred A$12.29 million in the development of new products. $8.21 million, relates to the following non-recurring costs:
o	A$4.10 million was incurred into the development of the Petrackr blood glucose product;
o	A$2.10 million was incurred into the development of Xprecia Prime, including clinical trial costs;
o	A$1.39 million was incurred in the development of Sentia malic acid, glucose, fructose, titratable acidity and acetic acid test strips; and
o	$0.62 million was invested in the manufacturing scale-up project which will add approximately 35 million strips annually.

Universal Biosensors, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Analysis of Consolidated Revenue

Total revenue decreased by 22% but Gross Margin increased by 11% delivering a Gross Profit of $2,139,031 in the year ended December 31, 2022, which is 2% higher than the year ended December 31, 2021.

Revenue from Products

The financial results of the coagulation testing products and wine testing products we sold during the years ended December 31, 2022 and 2021 are as follows:

	Years Ended December 31,
	2022	2021
	A$	A$
Revenue from products	3,379,402	3,815,397
Cost of goods sold	(1,386,889)	(2,367,084)
Gross profit	1,992,513	1,448,313

Total revenue from the sale of products decreased by $435,995 (11%) but Gross Margin increased by 38% delivering an increase of Gross Profit of $544,200 for the year ended December 31, 2022.

The mix of Sentia sales has moved away from large stocking orders to distributors towards more direct sales to wineries and repeat orders for the consumable test strips resulting in decline in sales.

Universal Biosensors, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Sales of Xprecia Stride product was negatively impacted by Siemens running down existing stock in preparation for the March 2023 termination of its distribution rights. Although Xprecia Prime was approved for sale in Europe in February 2022, global supply chain issues meant that no Xprecia Prime devices were delivered to UBI or sold during 2022. UBI received its first delivery of Xprecia Prime devices, and the first sales were made in February 2023.

Revenue from Services

The financial results of the coagulation testing and other services we provided during the respective periods are as follows:

	Years Ended December 31,
	2022	2021
	A$	A$
Coagulation testing services	1,145,560	1,962,354
Cost of services	(999,042)	(1,304,973)
Gross profit	146,518	657,381

Revenue and gross profit from laboratory testing declined during the year because of a combination of business disruption caused by moving and fitting out new premises and the early conclusion of a significant contract from a major customer.

Adjusted EBITDAf

We define adjusted EBITDA as net income/(loss) before interest, taxes, depreciation, amortization, accretion of asset retirement obligations, impairment of intangible assets and stock-based compensation expense. Adjusted EBITDA is a non-GAAP measurement. Management uses adjusted EBITDA because it believes that such measurements are widely accepted financial indicators used by investors and analysts to analyze and compare companies on the basis of operating performance and that these measurements may be used by investors to make informed investment decisions, including our ability to generate earnings sufficient to service our debt and enhances our understanding of our financial performance and highlights operational trends. These measures are not in accordance with, or an alternative for, U.S. GAAP. Consolidated adjusted EBITDA should not be considered in isolation or as a substitution for analysis of our results as reported under GAAP.

The following table provides a reconciliation of net income/(loss) to Adjusted EBITDA for the years ended December 31, 2022 and 2021:

	Years Ended December 31,
	2022	2021
	A$	A$
Net loss per financial statements	(26,854,552)	(10,506,935)
Interest income	(381,597)	(49,947)
Depreciation and amortization	2,785,635	2,566,719
Impairment of intangible assets	11,014,785	0
Accretion expense	199,370	121,910
Stock-based compensation expense	319,402	92,432
Income tax benefit/(expense)	(3,050,837)
Adjusted EBITDA	(15,967,794)	(7,775,821)

The decrease in adjusted EBITDA during the year ended December 31, 2022, compared to the same period in the previous financial year is attributable to:

●	investment in R&D of $3,009,822;
●	investment into sales & marketing and ongoing operations of $5,379,224;
●	partially offset by improved Gross Profit from Product sales of $544,200

Depreciation and Amortization Expenses

	Years Ended December 31,
	2022	2021
	A$	A$
Depreciation	1,139,984	930,416
Amortization	1,645,651	1,636,303
Total depreciation and amortization	2,785,635	2,566,719

Depreciation of fixed assets is calculated on a straight-line basis over the useful life of property, plant and equipment. Depreciation is allocated to cost of goods sold and R&D based on output. The increase in depreciation during the year is due to certain plant and equipment being fully written off. Amortization expense represents intangible assets amortized over their estimated useful lives. These intangible assets were acquired in September 2019 pursuant to the Siemens Acquisition and are being amortized on a straight-line basis over ten years. Amortization expense also includes the Company’s finance lease liabilities.

Universal Biosensors, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impairment of Definite-Lived Intangible Assets

As part of a strategic review of the balance sheet UBI reviewed its intangible assets and recorded a A$11,014,785 impairment charge for the year ended December 31, 2022.This charge relates solely to the previously capitalized Siemens agreement which ends March 2023.

Research and Development Expenses

The primary focus of the research and development (“R&D”) activities during 2022 were developing the Company's:

●	Sentia wine testing platform (Malic Acid, Glucose and Fructose, Acetic Acid and Total Acid tests);
●	Xprecia Prime next generation PT-INR Coagulation platform including FDA Clinical Trial programs;
●	Oncology platform Tn Antigen biosensor used for the detection, staging and monitoring of cancer;
●	Petrackr biosensor strip and meter to be used for the detection and monitoring of diabetes in non-humans;
●	Aptamer based sensing platform including COVID-19 and female fertility testing.

R&D expenditure increased by $3,009,822 or 32% during the year ended December 31, 2022. R&D spend during each of the years ended December 31, 2022 and 2021  is as follows:

	Years Ended December 31,
	2022	2021
	A$	A$
Sentia	1,390,812	2,160,097
Petrackr	4,097,455	2,151,547
Xprecia Prime	2,097,227	1,570,279
Tn Antigen cancer biomarker	1,213,025	576,804
Other	3,493,231	2,823,201
	12,291,750	9,281,928

The increase in R&D expenditure resulted in the launch of the Sentia Malic and Glucose tests in 2022 and most recently in February 2023, the launch of the Sentia Fructose and Acetic Acid tests. Regulatory approval to sell Xprecia Prime in Europe was obtained in February 2022 and this product has been made available for commercial sale since January 2023. Clinical trials are ongoing in the United States for Xprecia Prime and the launch of Petrackr is expected within the next few months.

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

Selling, General and Administrative Expenses

A number of general and administrative expenses increased during the year ended December 31, 2022.  Personnel costs increased as a result of the investment in the Company’s sales and marketing teams and other expenses include the cost of the capital raising.  A summary of the material movements in selling, general and administrative expenses by category during the years ended December 31, 2022 and 2021 is detailed below.

Universal Biosensors, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

A number of general and administrative expenses increased during the year. Personnel costs increased as a result of the investment in the Company’s sales and marketing teams and other expenses include the cost of the capital raising. A summary of the material movements in selling, general and administrative expenses by category during the respective periods is detailed below.

	Years Ended December 31,
	2022	2021
	A$	A$
Personnel costs	5,661,059	3,152,299
Occupancy	614,778	180,620
Sales & marketing and travel	792,460	350,178
IT and telecommunications	391,283	230,572
Insurance	316,017	88,643
Share based payments	201,016	63,277
Freight	193,889	54,021
Other expenses	2,813,814	1,485,482
	10,984,316	5,605,092

Interest Income

Interest income increased by 664% during the year ended December 31, 2022, compared to the same period in the previous financial year. The increase in interest income is attributable to the higher amount of funds available for investment and higher interest rates.

Interest Expense

Interest expense relates to interest being charged on the secured short-term borrowing initiated by the Company for the 2022 financial year and the interest expense on finance lease liabilities.

Financing Costs

Disclosed in this account is accretion expense which is associated with the Company’s asset retirement obligations (“ARO”). Increase in financing costs is as a result of increase in the discount rate used.

Research and Development Tax Incentive Income

As of December 31, 2022 the aggregate turnover of the Company for the year ending December 31, 2022 was less than A$20,000,000 and accordingly an estimated A$4,757,741 has been recorded as research and development tax incentive income for the year then ended of which A$4,736,106 represents research and tax development tax incentive income for the 2022 financial year and the balance represents under accrual from the previous financial year. The increase year on year is driven by the increase in eligible research and development expenditure incurred in 2022 as compared to the same period in 2021.

Research and development tax incentive income for the 2022 financial year has not yet been received and as such is recorded in “Other current assets” in the consolidated balance sheets.

Exchange Gain/(Loss)

Foreign exchange gains and losses arise from the settlement of foreign currency transactions that are translated into the functional currency using the exchange rates prevailing at the dates of the transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies.

Other Income

Other income for the years ended December 31, 2022 and 2021 is as follows:

	Years Ended December 31,
	2022	2021
	A$	A$
Insurance recovery	0	2,262
Federal and state government subsidies	42,713	153,001
Rental income	137,219	163,397
Other income	2,054	112,052
	181,986	430,712

Federal and state government subsidies primarily include the Canadian Emergency Wage Subsidy which represents assistance provided by government authorities as a stimulus during COVID-19.

Universal Biosensors, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income tax benefit

An income tax benefit has arisen after the deferred income tax liability was reversed as a result of the impairment of the definite-lived intangible assets.

Impact of COVID-19

Depending on the duration of the COVID-19 crisis and continued negative impacts on economic activity, the Company may experience negative impacts in 2023 which cannot be predicted.

Critical Accounting Estimates and Judgments

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles and the Company’s discussion and analysis of its financial condition and operating results require the Company’s management to make judgments, assumptions and estimates that affect the amounts reported. Significant items subject to such estimates and assumptions include impairment of intangible assets, deferred income taxes, research and development tax incentive income and stock-based compensation expenses:

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, including property and equipment and definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss is recognized when the undiscounted future cash flows expected to result from the use of the asset is less than the carrying amount of the asset. Accordingly, we recognise an impairment loss based on the excess of the carrying amount over the fair value of the asset.

Deferred Income Taxes

We compute our deferred income taxes based on the statutory tax rates, future forecasts and tax planning opportunities. Judgement is required in determining our future forecasts and evaluating our tax positions and whether it is probable that our tax losses will be utilised.

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

Stock-based Compensation Expenses

Probability of attaining vesting conditions and the fair value of the stock-based compensation is highly subjective and requires judgement, and results could change materially if different estimates and assumptions were used. The probability assumptions are critically examined by management each reporting period and reviewed by the board of directors for reasonableness. See note 14 to the Consolidated Financial Statements for additional information including the unrecognized compensation expense as of December 31, 2022.

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

Universal Biosensors, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, Liquidity and Capital Resources

Net Cash/(Debt)

Our net cash position for the years ended December 31, 2022 and 2021 is shown below:

	December 31,
	2022	2021
	A$	A$
Cash and cash equivalents
Cash and cash equivalents	25,977,703	15,318,201
Total cash and cash equivalents	25,977,703	15,318,201
Debt
Short and long-term debt/ loan	65,768	64,900
Net cash	25,911,935	15,253,301

Since inception, we have financed our business primarily through the issuance of equity securities, funding from strategic partners, government grants and rebates (including the research and development tax incentive income), cash flows generated from operations and a loan.

The increase in our net cash position is primarily as a result of the A$26 million raised pursuant to a A$20 million fully underwritten rights issue and a $6 million placement, both at A$0.77 which occurred during May 2022. Our net cash outflow from operations was A$14,702,153 reflective of the investments we have made in our R&D activities and our sales and marketing initiatives to support our business.

We believe we have sufficient cash and cash equivalents to fund our operations for at least the next twelve months from the date of issuance. Liquidity risk is the risk that the Company may encounter difficulty meeting obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The purpose of liquidity management is to ensure that there is sufficient cash to meet all the financial commitments and obligations of the Company as they come due. In managing the Company’s capital, management estimates future cash requirements by preparing a budget and a multi-year plan for review and approval by the Board of Directors (“the Board”). The budget is reviewed and updated periodically and establishes the approved activities for the next twelve months and estimates the costs associated with those activities. The multi-year plan estimates future activity along with the potential cash requirements and is based upon management’s assessment of current progress along with the expected results from the coming years’ activity. Budget to actual variances is prepared and reviewed by management and are presented on a regular basis to the Board.

The carrying value of the cash and cash equivalents and the accounts receivables approximates fair value because of their short-term nature.

We regularly review all our financial assets for impairment. A financial asset is a non-physical asset whose value is derived from a contractual claim and in our case includes cash and cash equivalents, accounts receivables, fixed deposits and equity shares. There were no impairments recognized as of December 31, 2022 or for the year ended December 31, 2021.

The Company is continuing to monitor the potential impact of COVID-19, if any, on the Company’s business and financial position.

Measures of Liquidity and Capital Resources

The following table provides certain relevant measures of liquidity and capital resources:

	December 31,
	2022	2021
	A$	A$
Cash and cash equivalents	25,977,703	15,318,201
Working capital	23,586,600	15,448,181
Ratio of current assets to current liabilities	2.80	2.64
Shareholders’ equity per common share	0.12	0.16

The movement in cash and cash equivalents and working capital (calculated as current assets less current liabilities) during the years ended December 31, 2022 and 2021 was primarily the result of the A$26 million raised pursuant to a A$20 million fully underwritten rights issue and a A$6 million placement which occurred in May 2022. This was offset by ongoing investment in our R&D activities and expenditure associated with the general operations of the Company.

Universal Biosensors, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

We have not identified any collection issues with respect to receivables.

Summary of Cash Flows

	Years Ended December 31,
	2022	2021
	A$	A$
Cash provided by/(used in):
Operating activities	(14,702,153)	(9,896,620)
Investing activities	(1,565,144)	(664,584)
Financing activities	25,011,276	95,621
Net increase/(decrease) in cash, cash equivalents and restricted cash	8,743,979	(10,465,583)

Our net cash used in operating activities for the years ended December 31, 2022 and 2021 represents receipts offset by payments for our R&D projects including efforts involved in establishing and maintaining our manufacturing operations and selling, general and administrative expenditure. Cash outflows from operating activities primarily represent the ongoing investment in our R&D activities and the general operations of the Company. The movement in operating activities in 2022 when compared to 2021 is reflective of the investments we have made in our R&D activities and our sales and marketing initiatives to support our business.

Our net cash used in investing activities for all periods is primarily for the purchase of various equipment and for the various continuous improvement programs we are undertaking. The primary reason for the increase in the investing activities is the investment in our manufacturing scale-up project.

Our net cash increase in financing activities for the year ended December 31, 2022 is primarily the result of A$26 million raised pursuant to a A$20 million fully underwritten rights issue and a A$6 million placement which occurred in May 2022.

Off-Balance Sheet Arrangement

As of December 31, 2022 and December 31, 2021, we did not have any off-balance sheet arrangements, as such term is defined under Item 303 of Regulation S-K, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Segments

We operate in one segment. We are a specialist biosensors company focused on the development, manufacture and commercialization of a range of point-of-use devices for measuring different analytes across different industries.

Our operations are in Australia, US, Europe and Canada.

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

Foreign Currency Market Risk

We transact business in various foreign currencies, including US$, CAD$ and Euros. The Company is currently using natural hedging to limit currency exposure, however the Company has an established foreign currency hedging program available where forward contracts are used to hedge the net projected exposure for each currency and the anticipated sales and purchases in U.S. dollars where required. The goal of this hedging program is to economically guarantee or lock-in the exchange rates on our foreign exchange exposures. No forward contracts were entered by the Company for the years ended December 31, 2022 and 2021. The Company does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

The Company has recorded foreign currency transaction gains/(losses) of (A$115,515) and A$274,857 for the years ended December 31, 2022 and 2021, respectively.

Universal Biosensors, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Interest Rate Risk

The majority of our investments are in cash and cash equivalents in U.S. or Australian dollars. Our interest income is not materially affected by changes in the general level of U.S. and Australian interest rates. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk. Our investment portfolio is subject to interest rate risk but due to the short duration of our investment portfolio, we believe an immediate 10% change in interest rates would not be material to our financial condition or results of operations.

Inflation

Our business is subject to the general risks of inflation. Our results of operations depend on our ability to anticipate and react to changes in the price of raw materials and other related costs over which we may have little control. Our inability to anticipate and respond effectively to an adverse change in the price could have a significant adverse effect on our results of operations. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases. For the two most recent fiscal years, the impact of inflation and changing prices on our net sales, revenues, income and costs from continuing operations has not been material.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Universal Biosensors, Inc.

Opinion on the Financial Statements

We have audited the accompanying Consolidated Balance Sheets of Universal Biosensors, Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related Consolidated Statements of Comprehensive Income/(Loss), Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income/(Loss), and the Consolidated Statements of Cash Flows for the years then ended, including the related notes and schedule of valuation and qualifying accounts for the years then ended appearing under Item 15(a)(2) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

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

Melbourne, Australia

February 24, 2023

We have served as the Company's auditor since 2006.

Universal Biosensors, Inc.

Consolidated Balance Sheets

	December 31,
	2022	2021
	A$	A$
ASSETS

Current assets:
Cash and cash equivalents	25,977,703	15,318,201
Inventories	3,142,181	2,143,504
Accounts receivable	974,323	476,164
Prepayments	489,800	399,290
Restricted cash	527,148	1,968,814
Research and development tax incentive income	4,736,106	3,897,543
Other current assets	824,870	646,730
Total current assets	36,672,131	24,850,246
Non-current assets:
Property, plant and equipment	31,090,787	29,622,945
Less accumulated depreciation	(26,507,419)	(25,523,265)
Property, plant and equipment - net	4,583,368	4,099,680
Intangible assets	16,371,996	16,371,996
Less amortization of intangible assets	(5,357,211)	(3,720,908)
Less impairment of intangible assets	(11,014,785)	0
Intangible assets - net	0	12,651,088
Right-of-use asset – operating leases	4,422,303	2,050,336
Right-of-use – finance leases	58,421	0
Restricted cash	320,000	812,204
Other non-current assets	88,832	38,421
Total non-current assets	9,472,924	19,651,729
Total assets	46,145,055	44,501,975

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	268,074	436,763
Accrued expenses	5,888,380	2,800,815
Contingent consideration	2,214,022	2,067,255
Other liabilities	3,023,767	2,823,322
Contract liabilities	29,851	38,431
Lease liability – operating leases	755,125	500,284
Lease liability – finance leases	8,814	0
Employee entitlements liabilities	831,730	670,295
Short-term loan - unsecured	65,768	64,900
Total current liabilities	13,085,531	9,402,065
Non-current liabilities:
Asset retirement obligations	2,920,630	2,721,260
Employee entitlements liabilities	48,273	29,268
Deferred income tax liability	0	3,050,837
Lease liability – operating leases	3,943,517	1,690,716
Lease liability – finance leases	55,633	0
Total non-current liabilities	6,968,053	7,492,081
Total liabilities	20,053,584	16,894,146

Commitments and contingencies	0	0

Stockholders’ equity:
Preferred stock, US$0.01 par value. Authorized 1,000,000 shares; issued and outstanding nil at September 30, 2022 (nil at December 31, 2021)
Common stock, US$0.0001 par value. Authorized 300,000,000 shares; issued and outstanding 211,844,435 shares at December 31, 2022 (177,828,504 at December 31, 2021)	21,184	17,783
Additional paid-in capital	119,040,784	93,737,565
Accumulated deficit	(65,824,231)	(55,317,296)
Current year loss	(26,854,552)	(10,506,935)
Accumulated other comprehensive loss	(291,714)	(323,288)
Total stockholders’ equity	26,091,471	27,607,829
Total liabilities and stockholders’ equity	46,145,055	44,501,975

See accompanying Notes to the Consolidated Financial Statements.

Universal Biosensors, Inc.

Consolidated Statements of Comprehensive Income/(Loss)

	Years Ended December 31,
	2022	2021
	A$	A$
Revenue
Revenue from products	3,379,402	3,815,397
Revenue from services	1,145,560	1,962,354
Total revenue	4,524,962	5,777,751
Operating costs and expenses
Cost of goods sold	1,386,889	2,367,084
Cost of services	999,042	1,304,973
Total cost of goods sold and services	2,385,931	3,672,057
Gross profit	2,139,031	2,105,694
Other operating costs and expenses
Product support	92,186	80,007
Depreciation and amortization	2,649,671	2,176,751
Impairment of definite-lived intangible assets	11,014,785
Research and development	12,291,750	9,281,928
Selling, general and administrative	10,984,316	5,605,092
Total other operating costs and expenses	37,032,708	17,143,778
Loss from operations	(34,893,677)	(15,038,084)
Other income/(expense)
Interest income	381,597	49,947
Interest expense	(18,151)	0
Financing costs	(199,370)	(121,910)
Research and development tax incentive income	4,757,741	3,897,543
Exchange gain/(loss)	(115,515)	274,857
Other income	181,986	430,712
Total other income	4,988,288	4,531,149
Net loss before tax	(29,905,389)	(10,506,935)
Income tax benefit/(expense)	3,050,837	0
Net loss	(26,854,552)	(10,506,935)

Loss per share
Net loss per share - basic and diluted	(0.14)	(0.06)
Average weighted number of shares - basic and diluted	198,724,910	177,714,201

Other comprehensive gain/(loss), net of tax:
Foreign currency translation reserve	31,574	(30,217)
Other comprehensive loss	31,574	(30,217)
Comprehensive loss	(26,822,978)	(10,537,152)

See accompanying Notes to the Consolidated Financial Statements.

Universal Biosensors, Inc.

Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income/(Loss)

	Ordinary shares		Additional Paid-in Capital	Accumulated Deficit	Other comprehensive Income/(Loss)	Total Stockholders’ Equity
	Shares	Amount
		A$	A$	A$	A$	A$

Balances at January 1, 2021	177,611,854	17,761	93,570,030	(55,317,296)	(293,071)	37,977,424
Net loss	0	0	0	(10,506,935)	0	(10,506,935)
Other comprehensive loss	0	0	0	0	(30,217)	(30,217)
Exercise of stock options issued to employees	216,650	22	75,103	0	0	75,125
Stock-based compensation expense	0	0	92,432	0	0	92,432
Balances at December 31, 2021	177,828,504	17,783	93,737,565	(65,824,231)	(323,288)	27,607,829
Net loss	0	0	0	(26,854,552)	0	(26,854,552)
Issuance of common stock at A$0.77 per share, net of issuance costs	33,775,931	3,377	24,728,289	0	0	24,731,666
Other comprehensive income	0	0	0	0	31,574	31,574
Performance awards and exercise of stock options issued to employees	240,000	24	43,876		0	43,900
Stock-based compensation expense	0	0	319,402	0	0	319,402
Capitalized stock-based compensation	0	0	211,652	0	0	211,652
Balances at December 31, 2022	211,844,435	21,184	119,040,784	(92,678,783)	(291,714)	26,091,471

See accompanying Notes to the Consolidated Financial Statements.

Universal Biosensors, Inc.

Consolidated Statements of Cash Flows

	Years ended December 31,
	2022	2021
	A$	A$
Cash flows from operating activities:
Net loss	(26,854,552)	(10,506,935)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,785,635	2,566,719
Impairment of definite-lived intangible assets	11,014,785	0
Stock-based compensation expense	319,402	92,432
Non-cash lease expense	160,321	0
Loss/(gain) on fixed assets disposal	0	1,765
Unrealized foreign exchange (gains)/losses	159,175	(592,230)
Change in assets and liabilities:
Inventories	(998,677)	(263,651)
Accounts receivable	(472,844)	(408,827)
Prepayments and other assets	(1,107,213)	(1,129,077)
Other non-current assets	(50,410)	(87,659)
Contract liabilities	(33,895)	(1,395,483)
Employee entitlements	180,440	75,892
Accounts payable and accrued expenses	195,680	1,750,434
Net cash used in operating activities	(14,702,153)	(9,896,620)
Cash flows from investing activities:
Purchases of property, plant and equipment	(1,565,144)	(664,584)
Net cash used in investing activities	(1,565,144)	(664,584)
Cash flows from financing activities:
Proceeds from borrowings	1,002,404	20,496
Repayment of borrowings	(1,002,404)	0
Proceeds from exercise of stock options issued to employees	43,900	75,125
Proceeds from the issuance of common stock, net of issuance costs	24,972,897	0
Repayment of finance lease liability	(5,521)	0
Net cash provided by financing activities	25,011,276	95,621
Net increase/(decrease) in cash, cash equivalents and restricted cash	8,743,979	(10,465,583)
Cash, cash equivalents and restricted cash at beginning of period	18,099,219	28,055,120
Effect of exchange rate fluctuations on the balances of cash held in foreign currencies	(18,347)	509,682
Cash, cash equivalents and restricted cash at end of period	26,824,851	18,099,219

See accompanying Notes to the Consolidated Financial Statements.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP” or “GAAP”).

Unless otherwise noted, references in this Annual Report to “Universal Biosensors”, the “Company,” “Group,” “we,” “our” or “us” means Universal Biosensors, Inc. (“UBI”), a Delaware corporation and, when applicable, its wholly owned Australian operating subsidiary, Universal Biosensors Pty Ltd (“UBS”) , its wholly owned US operating subsidiary, Universal Biosensors LLC (“UBS LLC”) and UBS’ wholly owned Canadian operating subsidiary, Hemostasis Reference Laboratory Inc. (“HRL”) and wholly owned Dutch operating subsidiary, Universal Biosensors B.V. (“UBS BV”). Unless otherwise noted, all references in this Form 10-K to “$”, “A$” or “dollars” and dollar amounts are references to Australian dollars. References to “US$”, “CAD$” and “€” are references to United States dollars, Canadian dollars and Euros respectively.

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

Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include deferred income taxes, research and development tax incentive income, impairment of definite-lived intangible assets and stock-based compensation expenses. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company assesses the adoption impacts of recently issued accounting standards by the Financial Accounting Standards Board on the Company's financial statements as well as material updates to previous assessments, if any, from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022. There were no new material accounting standards issued in 2022 that impacted the Company.

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

Foreign Currency

Functional and Reporting Currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of UBI and UBS is A$ for all years presented. The functional currencies of UBS LLC, HRL and UBS BV are US$, CAD$ and €, respectively, for all years presented.

The consolidated financial statements are presented using a reporting currency of A$.

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

Concentration of Credit Risk and Other Risks and Uncertainties

Cash, cash equivalents, restricted cash and accounts receivable consist of financial instruments that potentially subject the Company to concentration of credit risk to the extent of the amount recorded on the consolidated balance sheets. The Company’s cash, cash equivalents and restricted cash are primarily invested with one of Australia’s largest banks. The Company is exposed to credit risk in the event of default by the banks holding the cash, cash equivalents and restricted cash to the extent of the amount recorded on the consolidated balance sheets. The Company has not experienced any losses on its deposits of cash, cash equivalents and restricted cash. The Company has not identified any collectability issues with respect to receivables.

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

Inventory

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and estimated costs necessary to dispose. Inventories are principally determined under the average cost method which approximates cost. Cost comprises direct materials, direct labour and an appropriate portion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts. The Company recognizes inventory on the consolidated balance sheets when they have concluded that the substantial risks and rewards of ownership, as well as the control of the asset, have been transferred.

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

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

Prepayments

Prepaid expenses represent expenditures that have not yet been recorded by the Company as an expense, but have been paid for in advance. The Company’s prepayments are primarily represented by insurance premiums paid annually in advance.

Other Current Assets

The Company’s other current assets are primarily represented by the estimated receivable in relation to the research and development tax incentive income.

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

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, including property and equipment and definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss is recognized when the undiscounted future cash flows expected to result from the use of the asset is less than the carrying amount of the asset. Accordingly, we recognise an impairment loss based on the excess of the carrying amount over the fair value of the asset.

Intangible Assets

The definite-lived intangible assets, having finite useful lives, are amortized over their estimated useful lives. Definite-lived intangible assets are amortized over the shorter of their contractual or useful economic lives. The intangible assets comprise of distribution rights and are amortized on a straight-line basis over ten years.

Australian Goods and Services Tax, Canadian Harmonized Sales Tax, US Sales Tax and European Value Added Tax, collectively “Sales Tax”

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

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

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

As an implicit discount rate is not readily determinable in the Company’s lease agreements, the Company uses its estimated secured incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. For certain leases with original terms of twelve months or less, the Company recognizes lease expense as incurred and does not recognize any lease liabilities. Short-term and long-term portions of operating and finance lease liabilities are classified as lease liabilities in the Company’s consolidated balance sheets.

A right-of-use (“ROU”) asset is measured as the amount of the lease liability with adjustments, if applicable, for lease incentives, initial direct costs incurred by the Company and lease prepayments made prior to or at lease commencement. ROU assets are classified as operating or finance lease right-of-use assets, net of accumulated amortization, on the Company’s consolidated balance sheets. The Company evaluates the carrying value of ROU assets if there are indicators of potential impairment and performs the analysis concurrent with the review of the recoverability of the related asset group. If the carrying value of the asset group is determined to not be fully recoverable and is in excess of its estimated fair value, the Company will record an impairment loss in its consolidated statements of income and comprehensive income/(loss).

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

Revenue Recognition

The Group recognizes revenue predominantly from the sale of coagulation and wine testing devices (which comprises analyzers and test strips) and the provision of laboratory testing services based on the provisions of ASC 606 Revenue from Contracts with Customers. In accordance with this provision, to determine whether to recognize revenue, the Group follows a five-step process:

a)	Identifying the contract with a customer;
b)	Identifying the performance obligations within the customer contract;
c)	Determining the transaction price;
d)	Allocating the transaction price to the performance obligation; and
e)	Recognizing revenue when/as performance obligations are satisfied.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

Nature of goods and services

The following is a description of products and services from which the Company generates its revenue.

Products and services	Nature, timing of satisfaction of performance obligations and significant payment terms
Coagulation testing products

Our point-of-care coagulation testing products use electrochemical cell technology to measure Prothrombin Time (PT/INR), a test used to monitor the effect of the anticoagulant therapy warfarin.

The performance obligation for the sale of these products is satisfied at a point-in-time when the Company transfers control of the products to its customer. The point of transfer of control of the products is dictated by individual terms contained within a customer agreement, as are the payment terms. The transaction price is fixed.

Laboratory testing services

HRL provides non-diagnostic laboratory services and performs these services on behalf of customers.

The performance obligation for the services is satisfied when the testing has been finalized and results have been reported to the customer. In some cases, the performance obligations will be satisfied as predetermined milestones have been achieved by the Company.

Wine testing products

Our Sentia wine analyzer is used to measure free SO₂, Malic Acid and Glucose levels in wine.

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

Interest Income

Interest income is recognized as it accrues, taking into account the effective yield and consists of interest earned on cash, cash equivalents and restricted cash in interest-bearing accounts.

Research and Development Tax Incentive Income

Research and development tax incentive income is recognized when there is reasonable assurance that the income will be received, the relevant expenditure has been incurred and the consideration can be reliably measured.

The research and development tax incentive is one of the key elements of the Australian Government’s support for Australia’s innovation system and is supported by legislative law primarily in the form of the Australian Income Tax Assessment Act 1997 as long as eligibility criteria are met. Subject to meeting a number of conditions, an entity involved in eligible R&D activities may claim research and development tax incentive income as follows:

(1)

as a 48.5% refundable tax offset if aggregate turnover (which generally means an entity’s total income that it derives in the ordinary course of carrying on a business, subject to certain exclusions) of the entity is less than A$20,000,000, or

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

The Company has recorded research and development tax incentive income of A$4,757,741 and A$3,897,543 for the 2022 and 2021 financial year, respectively as the aggregated turnover of the Company did not exceed A$20,000,000.

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

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

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

Employee Benefit Costs

The Company contributes a portion of each employee’s salary to standard defined contribution superannuation funds on behalf of all eligible UBS employees in line with legislative requirements. The contribution rate increased from 9.50% to 10.0% for the period commencing July 1, 2021, and increased to 10.5% on July 1, 2022. Superannuation is an Australian compulsory savings program plan for retirement whereby employers are required to pay a portion of an employee’s remuneration to an approved superannuation fund that the employee is typically not able to access until they have reached the statutory retirement age. Whilst the Company has a third party default superannuation fund, it permits UBS employees to choose an approved and registered superannuation fund into which the contributions are paid. Contributions are charged to the consolidated statements of comprehensive income/(loss) as the expense is incurred.

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

401k Plan

The Company acts as a plan sponsor for a 401K plan for eligible UBS LLC employees. A 401K plan is a US-based defined-contribution pension account into which the employees can elect to have a percentage of their salary deducted and contributed to the plan.  Their contributions are matched by the Company up to a maximum of 10% of their salary.

Income Taxes

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

	December 31,
	2022	2021
	A$	A$
Cash and cash equivalents	25,977,703	15,318,201
Restricted cash – current assets	527,148	1,968,814
Restricted cash – non-current assets	320,000	812,204
	26,824,851	18,099,219

Restricted cash maintained by the Company in the form of term deposits is as follows:

	December 31,
	2022	2021
	A$	A$
Performance guarantee (a) - current assets	527,148	1,968,814
Collateral for facilities (b) - non-current assets	320,000	320,000
Performance guarantee (a) - non-current assets	0	492,204
	847,148	2,781,018

(a)

Performance guarantee represents letter of credit issued in favour of Siemens pursuant to the 2019 Siemens Agreements. The performance guarantee was initially issued for US$5,000,000 and the same reduces in equal quarterly amounts over the 42 months with effect from September 18, 2019. The performance guarantee will expire in March 2023.

(b)	Collateral for facilities represents bank guarantee of A$250,000 for commercial lease of UBS’ premises and security deposit on Company’s credit cards of A$70,000.

Interest earned on the restricted cash for years ended December 31, 2022 and 2021 was A$27,534 and A$8,668 respectively.

3. Inventories

	December 31,
	2022	2021
	A$	A$
Raw materials	1,758,073	1,207,077
Work in progress	646,161	410,731
Finished goods	737,947	525,696
	3,142,181	2,143,504

4. Receivables

	December 31,
	2022	2021
	A$	A$
Accounts receivables	974,323	476,164
Allowance for credit losses	0	0
	974,323	476,164

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

5. Property, Plant and Equipment

	December 31,
	2022	2021
	A$	A$
Plant and equipment	21,543,134	20,183,757
Leasehold improvements	9,341,612	9,271,033
Capital work in process	206,041	168,155
	31,090,787	29,622,945
Accumulated depreciation	(26,507,419)	(25,523,265)
Property, plant & equipment - net	4,583,368	4,099,680

6. Leases

The Company’s lease portfolio consists primarily of operating leases for office space and equipment with contractual terms expiring from December 2022 to February 2032. Lease contracts may include one or more renewal options that allow the Company to extend the lease term. The exercise of lease options is generally at the discretion of the Company. None of the Company’s leases contain residual value guarantees, substantial restrictions, or covenants. The Company’s leases are substantially within Australia and Canada.

	December 31,
	2022	2021
	A$	A$
Operating lease right-of-use assets:
Non-current	4,422,303	2,050,336
Operating lease liabilities:
Current	755,125	500,284
Non-current	3,943,517	1,690,716

Weighted average remaining lease terms (in years)	6.9	4.0
Weighted average discount rate	4.8%	5.0%

The components of lease income/expense were as follows:

	Years ended December 31,
	2022	2021
	A$	A$
Fixed payment operating lease expense	965,224	715,086
Short-term lease expense	3,262	0
Sub-lease income	137,219	163,397

The sub-lease income was deemed an operating lease.

The components of the fixed payment operating and short-term lease expense as classified in the Consolidated Statements of Comprehensive Income/(Loss) are as follows:

	Years ended December 31,
	2022	2021
	A$	A$
Cost of goods sold	107,140	119,437
Cost of services	147,558	104,344
Research and development	273,823	360,159
Selling, general and administrative	436,703	131,146
	965,224	715,086

Supplemental cash flow information related to the Company’s leases was as follows:

	Years ended December 31,
	2022	2021
	A$	A$
Operating cash outflows from operating leases	831,685	716,247

Supplemental noncash information related to the Company’s leases was as follows:

	Years ended December 31,
	2022	2021
	A$	A$
Right of use assets obtained in exchange for lease liabilities	3,023,907	0
Right of use asset modifications	0	(1,392,953)

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

Future lease payments are as follows:

December 31, 2022
A$
2023	963,323
2024	986,482
2025	1,010,199
2026	395,242
2027	404,135
Thereafter	1,783,435
Total future lease payments	5,542,816
Less: imputed interest	(844,174)
Total operating lease liabilities	4,698,642
Current	755,125
Non-current	3,943,517

On January 1, 2021, the lease for 1 Corporate Avenue was terminated and a new lease entered into simultaneously. The lease expires on December 31, 2025 with an option to renew the lease for two further terms of five years each. The renewal option periods have not been included in the lease term as the Company is not reasonably certain that they will be exercised.

On June 28, 2021, HRL entered into a premises lease, which commenced in January 2022, with a ten-year contractual period. The lease does not include an option to renew the lease for a further term.

On October 22, 2021, UBS entered into a lease arrangement to install solar panels and inverters ("panels"). The lease commenced in January 2022 upon installation of the panels. The panels were installed at the Company’s 1 Corporate Avenue premises. The lease has a term of seven years and an option to buy at the end of the term.

As of December 31, 2022, the Company has not entered into any other lease agreements that have not yet commenced.

7. Income Taxes

Provision for Income Taxes

A reconciliation of the (benefit)/provision for income taxes is as follows:

	Years Ended December 31,
	2022		2021
	A$	%	A$	%
Loss before income taxes	(29,905,389)		(10,506,935)
Computed by applying income tax rate of home jurisdiction	(7,476,347)	25	(3,152,081)	30
Effect of tax rates in foreign jurisdictions	200,505	(1)	76,914	(1)
Research and development tax incentive	1,257,265	(4)	1,518,698	(15)
Disallowed expenses/(income):
Stock-based compensation	132,763	(0)	27,730	0
Amortization – expense & impairment	2,344,621	(8)	(490,891)	5
Other	150,633	(1)	49,441	0
Change in valuation allowance	339,723	(1)	1,970,189	(19)
Income tax expense/(benefit)	(3,050,837)	10	0	0

The components of our loss before income taxes as either domestic or foreign is as follows:

	Years Ended December 31,
	2022	2021
	A$	A$
Foreign	(3,653,169)	52,186
Domestic	(26,252,220)	(10,559,121)
	(29,905,389)	(10,506,935)

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

Deferred Tax Assets and Liabilities

	Years Ended December 31,
	2022	2021
	A$	A$
Deferred tax assets:
Operating loss carry forwards	6,055,726	5,676,365
Depreciation and amortization	1,115,812	1,366,666
Asset retirement obligations	730,157	816,378
Employee entitlements	206,747	204,712
Accruals	2,056,550	1,692,194
Decline in value of patents	875,496	1,070,959
Unrealized exchange loss	34,875	56,706
Other	-	(3,750)
Total deferred tax assets	11,075,363	10,880,230
Valuation allowance for deferred tax assets	(11,028,724)	(10,689,001)
Net deferred tax asset	46,639	191,229

Deferred tax liabilities:
Intangible assets	-	3,242,066
Other	46,639	-
Total deferred tax liabilities	46,639	3,242,066
Net deferred tax liabilities	-	3,050,837

Significant components of deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. A valuation allowance has been established, as realization of such assets is not more likely than not.

At December 31, 2022 the Company has A$24,222,902 (A$18,921,216 as at December 31, 2021) of accumulated tax losses available for carry forward against future earnings, which under Australian tax laws do not expire but may not be available under certain circumstances. The Company also has A$3,374,776 (A$3,374,776 at December 31, 2021) of non-refundable R&D tax offset as at December 31, 2022. The R&D tax offset is a non-refundable tax offset, which assists to reduce a company’s tax liability. Once the liability has been reduced to zero, any excess offset may be carried forward into future income years.

8. Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2022	2021
	A$	A$
Legal, tax and accounting fees	527,523	52,982
Salary and related costs	387,047	348,657
Research and development costs	3,586,251	1,052,814
Patent fees	421,759	395,420
Inventory purchases	345,563	268,317
Occupancy expenses	0	345
Other	620,237	682,280
	5,888,380	2,800,815

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

11. Borrowings

The unsecured loan is a government guaranteed loan called Canada Emergency Business Account (CEBA) of CAD$60,000 to help eligible businesses with operating costs. CAD$40,000 was received by the Company in 2020 and CAD$20,000 in 2021. This is among the business support measures introduced in the Canadian Federal Government’s COVID-19 Economic Response Plan, with the following terms:

●	the loan is interest-free and no principal repayment is required before December 31, 2023;
●	if the Company chooses to repay at least CAD$40,000 of the loan by December 31, 2023, the remaining balance will be forgiven;
●

if the loan is not repaid by the above mentioned date, it will be converted into a 2-year term loan and will be charged an interest rate of 5% per annum. Interest-only payments are required each month; and

●	at the end of the 2-year term, the entire balance of the loan is due for repayment by December 31, 2025.

In January 2022, UBS entered into an arrangement with BOQF Cashflow Finance Pty Ltd to fund the Group’s 2022 insurance premium. The total amount financed was A$1,002,404 at inception and the short-term borrowing was fully repaid in August 2022. Interest was charged at an effective annual interest rate of 1.49%. The short-term borrowing was secured by proceeds of or payable under any insurance including proceeds or refunds from the cancellation or termination of any insurance.

12. Revenue

Disaggregation of Revenue

In the following table, revenue is disaggregated by major product and service lines and timing of revenue recognition.

	Years Ended December 31
	2022	2021
	A$	A$
Major product/service lines
Coagulation testing products	2,366,331	2,667,541
Laboratory testing services	1,145,560	1,962,354
Wine testing products	1,013,071	1,147,856
	4,524,962	5,777,751

Timing of revenue recognition
Products and services transferred at a point in time	4,524,962	5,777,751
	4,524,962	5,777,751

Contract Balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	December 31,
	2022	2021
	A$	A$
Receivables	974,323	476,164
Contract liabilities	29,851	38,431

The Company’s contract liabilities represent the Company’s obligation to transfer products to customers for which the Company has received consideration from customers, but the transfer has not yet been completed.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

Significant changes in the contract assets and the contract liabilities balances during the period are as follows:

	Years Ended December 31,
	2022	2021
	A$	A$
Contract Liabilities - Current
Opening balance	38,431	1,628,426
Closing balance	29,851	38,431
Net increase/(decrease)	(8,580)	(1,589,995)

The Company expects all of the Company’s contract liabilities to be realized by December 31, 2023.

13. Other Income

Other income is recognized when there is reasonable assurance that the income will be received and the consideration can be reliably measured.

Other income is as follows for the relevant periods:

	Years Ended December 31
	2022	2021
	A$	A$
Insurance recovery	0	2,262
Federal and state government subsidies	42,713	153,001
Rental income	137,219	163,397
Other income	2,054	112,052
	181,986	430,712

Federal and state government subsidies primarily include the Canadian Emergency Wage Subsidy which represents assistance provided by government authorities as a stimulus during COVID-19.

14. Equity Incentive Schemes

In 2004, the Company adopted an employee option plan which was subsequently replaced in 2021 by the Equity Incentive Plan (“the Equity Incentive Plan”) to cater for awards including options, performance rights, CDIs and restricted CDIs.

During the year ended December 31, 2022, the Company issued shares as a short term incentive plan to select employees under the Equity Incentive Plan. During the year ended December 31, 2021, the Company granted stock options and performance rights to select employees under the Equity Incentive Plan. All stock options and performance rights granted under the Equity Incentive Plan require eligible recipients to complete a requisite service period.

During the year ended December 31, 2022, the Company issued to Viburnum Funds Pty Ltd (“Viburnum”) in connection with the Entitlement Offer, unlisted options to purchase 3,840,000 ordinary shares in two tranches. Refer to Note 18 for more details.

At December 31, 2022, total stock compensation expense recognized in the consolidated statements of comprehensive income/(loss) was A$319,402 (2021: A$92,432).

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

The number of options granted pursuant to the Equity Incentive Plan in 2022 and 2021 were nil and 250,000, respectively.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

The number of options granted to parties other than those granted pursuant to the Equity Incentive Plan in 2022 and 2021 were 3,840,000 and nil, respectively. See Note 18 to the Consolidated Financial Statements for details on the options granted to Viburnum.

Stock option activity during the current period is as follows:

	Number of options	Weighted average exercise price A$
Balance at December 31, 2021	8,878,800	0.29
Granted	3,840,000	0.96
Exercised	(90,000)	0.49
Lapsed	(222,500)	0.46
Balance at December 31, 2022	12,406,300	0.49

At December 31, 2022, the number of options vested and exercisable was 12,406,300 (2021: 8,878,800). At December 31, 2022, total stock compensation expense for options recognized in the consolidated statements of comprehensive income/(loss) was nil (2021: A$3,780).

The following table represents information relating to stock options outstanding under the plans as of December 31, 2022:

Exercise price A$	Options	Weighted average remaining life in years	Options exercisable shares
0.50	721,000	0	721,000
0.33	35,000	1	35,000
0.50	216,300	1	216,300
0.20	2,364,666	1	2,364,666
0.25	2,364,667	2	2,364,667
0.30	2,364,667	2	2,364,667
0.30	500,000	2	500,000
0.92	1,920,000	2	1,920,000
1.00	1,920,000	2	1,920,000
	12,406,300		12,406,300

The table below sets forth the number of employee stock options exercised and the number of shares issued in the period from January 1, 2021. We issued these shares in reliance upon exemptions from registration under Regulation S under the Securities Act of 1933, as amended.

Period ending	Number of Options Exercised and Corresponding Number of Shares Issued	Weighted average exercise price A$	Proceeds Received (A$)
2022	90,000	0.49	43,900
2021	216,650	0.35	75,125

As of December 31, 2022, there was no unrecognized compensation expense (2021: nil).

(b) Restricted Shares

The Equity Incentive Plan permits our Board to grant shares of our common stock to our employees and directors (although our Board has determined not to issue equity to non-executive directors). The number of shares able to be granted is limited to the amount permitted to be granted at law, the ASX Listing Rules and by the limits on our authorized share capital in our certificate of incorporation. All our employees are eligible for shares under the Employee Share Plan. The Company has in the past issued A$1,000 worth of restricted shares of common stock to employees of the Company, but no more frequently than annually. The restricted shares have the same terms of issue as our existing shares of common stock but are not able to be traded until the earlier of three years from the date on which the shares are issued or the date the relevant employee ceases to be an employee of the Company or any of its associated group of companies. There were no restricted shares issued by the Company during 2022 and 2021.

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

The terms of the awards include a variety of market, performance and service conditions. The number of performance rights granted in 2022 was up to 1,555,000 (2021: 7,425,000).

In accordance with ASC 718, the fair value of the rights granted were estimated on the date of each grant using the Trinomial Lattice model. The key assumptions for these grants were:

	Feb-21	Aug-21	Dec-21	Oct-22	Nov-22
Exercise Price (A$)	0	0	0	0	0
Share Price at Grant Date (A$)	0.41	0.77	0.81	0.25	0.25
Volatility	63%	64%	63%	66%	67%
Maximum Life (years)	0.92	3.60	1.07	2.47	1.19
Risk-Free Interest rate	0.25%	0.12%	0.57%	3.19%	3.16%
Fair Value (A$)	0.39	0.77	0.81	0.25	0.25

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

Time to Expiry

All performance rights granted under our Equity Incentive Plan have a maximum four-year term and are non-transferable.

Risk free rate

The risk free rate which we applied is equivalent to the yield on an Australian government bond with a time to expiry approximately equal to the expected time to expiry on the options being valued.

Performance rights activity during the current period is as follows:

	Number of rights	Weighted average exercise price A$
Balance at December 31, 2021	7,275,000	0
Granted	1,555,000	0
Balance at December 31, 2022	8,830,000	0

At December 31, 2022, there were 525,000 performance rights which vested and these performance rights were issued as common stock in January 2023. During the 2022 financial year, the Company also granted up to 805,000 performance rights to select employees under the Equity Incentive Plan which will be issued as common stock if the Company achieves predetermined market and non-market conditions in 2023. The common stock issued will be held in escrow and 25% of those common stock will be released to employees and available for sale at employee's discretion in accordance with the Company’s Securities Trading Policy at each quarter ending March 31, June 30, September 30 and December 31, 2023. If employee's employment with the Company is terminated because of any breach, then the common stock issued which remain escrowed will be cancelled. At December 31, 2022, total stock compensation expense for performance rights recognized in the consolidated statements of comprehensive income was A$319,402 (2021: A$88,652).

The following table represents information relating to the maximum quantity of performance rights outstanding under the plans as of December 31, 2022:

Exercise price A$	Rights	Weighted average remaining life in years	Rights exercisable shares
0	525,000	0	0
0	6,750,000	2	0
0	750,000	2	0
0	805,000	1	0
	8,830,000		0

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

As of December 31, 2022, there was unrecognized compensation expense of up to A$5,357,072 (2021: A$5,471,098). The issuance of the equity under the Equity Incentive Plan is subject to the Company achieving predetermined market and non-market conditions. In the event that the predetermined market and non-market conditions are met, the unrecognized compensation expense as at December 31, 2022 would be recognized.

15. Total Comprehensive Income/(Loss)

The Company follows ASC 220 – Comprehensive Income. Comprehensive income/(loss) is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders and for the Company, includes net income/(loss).

The tax effect allocated to each component of other comprehensive income/(loss) is as follows:

	Before-Tax Amount	Tax (Expense)/ Benefit	Net-of-Tax Amount
	A$	A$	A$
Year Ended December 31, 2022
Foreign currency translation reserve	31,574	0	31,574
	31,574	0	31,574

Year Ended December 31, 2021
Foreign currency translation reserve	(30,217)	0	(30,217)
	(30,217)	0	(30,217)

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

17. Net Loss per Share

The following table shows the computation of basic and diluted loss per share for 2022 and 2021:

	Years Ended December 31,
	2022	2021
	A$	A$
Numerator:
Net loss	(26,854,552)	(10,506,935)

Denominator:
Weighted-average basic and diluted shares	198,724,910	177,714,201

Basic and diluted loss per share	(0.14)	(0.06)

The number of shares not included in the calculation of basic net loss per ordinary share because the impact would be anti-dilutive were 7,629,000 and 9,028,800 for the years ended December 31, 2022 and 2021, respectively.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

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

18. Related Party Transactions

Details of related party transactions material to the operations of the Group other than compensation arrangements, expense allowances and other similar items in the ordinary course of business, are set out below:

Mr. Coleman is a Non-Executive Director of the Company and an Executive Chairman and Associate of Viburnum. Viburnum, as an investment manager for its associated funds, holds a beneficial interest and voting power over approximately 26% of UBI’s shares.

On April 20, 2022, the Company announced a fully underwritten non-renounceable rights issue of new CHESS depositary interests over fully paid ordinary shares in UBI (“New CDIs”) to raise approximately A$20.00 million (“Entitlement Offer”) at a ratio of 1 New CDI for every 6.85 existing CDIs held at the record date, being April 27, 2022.

In connection with the Entitlement Offer, on April 19, 2022, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Viburnum (the “Underwriter”). Pursuant to the terms of the Underwriting Agreement, the Underwriter agreed to take up its full entitlement under the Entitlement Offer and fully underwrite the Entitlement Offer, which meant that the Underwriter agreed to subscribe for or procure others to subscribe for all securities (if any) not subscribed for by the Company’s eligible securityholders under the Entitlement Offer. Following the close of the Entitlement Offer, 25.9 million New CDIs were issued to Viburnum on May 27, 2022, which raised approximately A$19.94 million.

The Company also agreed, subject to the approval of the stockholders of the Company, to issue to the Underwriter (or its nominee) unlisted options to purchase up to 3,840,000 ordinary shares, in two tranches, as its underwriting fee (the “Underwriter Options”) in lieu of cash compensation. The Underwriter Options vested upon issue on May 27, 2022 and have an expiry date of 3 years from their date of issue. The exercise price in respect of half of the Underwriter Options is an amount equal to 120% of the Offer Price, or A$0.92. The second half of the Underwriter Options have an exercise price equal to 130% of the Offer Price, or A$1.00. The stockholders of the Company approved the issuance of the Underwriter Options at a special meeting of stockholders held on May 23, 2022.

In accordance with ASC 718, the fair value of the Underwriter Options granted were estimated at the date of the grant using the Trinomial Lattice mode. The key assumptions for the grant were:

	Tranche 1	Tranche 2
Exercise Price ($A)	0.92	1.00
Share Price at Grant Date (A$)	0.44	0.44
Volatility	64%	64%
Maximum Life (years)	3.00	3.00
Risk-Free Interest rate	2.78%	2.78%
Fair Value (A$)	0.06	0.05

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

On May 27, 2022, Viburnum acquired from a member of management, unlisted options to purchase up to 1,000,000 ordinary shares. The options fully vested on March 25, 2020, have an exercise price of $A0.20 and have an expiry date of March 24, 2024.

There were no material related party transactions or balances as at December 31, 2022 other than as disclosed above.

19. Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. These were nil as at December 31, 2022 and December 31, 2021. Purchase commitments are entered into with various parties to purchase products and services such as equipment, technology and consumables used in R&D and commercial activities. Purchase commitments contracted for as at December 31, 2022 and December 31, 2021 were A$6,581,876 and A$7,679,671, respectively.

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

Refer to Note 9 for details of the Company’s Contingent Consideration.

20. Segment Information

We operate in one segment. We are a specialist biosensors Company focused on the development, manufacture and commercialization of a range of point of use devices for measuring different analytes across different industries.

Our operations are in Australia, US, Europe and Canada. The chief operating decision maker of the Company is the Chief Executive Officer.

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

	Years Ended December 31,
	2022	2021
	A$	A$
Australia (home country)	4,978,712	4,580,741
Americas	1,387,556	1,419,436
Europe	2,841,678	3,905,621
Other	150,082	250,155
Total income	9,358,028	10,155,953

% of total revenue from products and services derived from major customers:

	Years Ended December 31,
	2022	2021
	A$	A$
Siemens	13%	17%
Other	87%	83%

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

Universal Biosensors, Inc.

Notes to Consolidated Financial Statements

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

No liability has arisen under these indemnities as of December 31, 2022 and 2021.

23. Subsequent Events

In January 2023 the Company entered into a short-term loan facility to finance its 2023 Insurance Premium. The total amount available and drawn down under the facility is $1,077,135. The facility is repayable in nine monthly instalments which commenced in January 2023 and has an effective annual interest rate of 1.09%. The short-term borrowing is secured by proceeds of or payable under any insurance including proceeds or refunds from the cancellation or termination of any insurance.

There has been no other matter or circumstance that has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the Company, the results of those operations or the state of affairs of the Company or in subsequent financial periods

Universal Biosensors, Inc.

Schedule ii – Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions	Deductions	Balance at end of Period
	A$	A$	A$	A$

Year Ended December 31, 2022
Deferred income tax valuation allowance	10,689,001	339,723	-	11,028,724

Year Ended December 31, 2021
Deferred income tax valuation allowance	9,693,936	1,620,446	(625,381)	10,689,001