Form 10-K, Exhibit 13
period 2023-12-31
UNIVERSAL BIOSENSORS INC
filed 2024-02-29
CIK 1279695

Exhibit 13.0

Universal Biosensors, Inc.

2023 Annual Report

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

Our Business

We are a specialist biosensor technology company focused on commercializing a range of biosensors using proprietary electrochemical cells (strips) and point-of-use devices. Our ambition is to build a multi-product stable of biosensors in large markets which generates ongoing revenue streams. Our products are sold to human health, oneology (wine) and the vet industries.

Key developments during 2023 include:

●	Revenue from the sale of products increased 67% to $5.64m
●	Total revenue increased 47% to A$6.63 million
●	Gross profit increased 100% to A$4.28 million
●	Operating costs decreased as follows:
o	R&D expenses declined by 60% to A$4.97 million
o	Total operating expenses declined by 43% to A$20.97 million
●	Net loss after tax and impairment of intangible assets improved by A$20.11 million
●	Completion of Xprecia Prime clinical trials and submission of 510K application to the US (“FDA”)
●	Global launch of Sentia's Fructose, Acetic Acid and Titratable Acidity tests
●	Global launch of the Petrackr blood glucose product
●	First sales of next generation Xprecia Prime in Europe
●	Major tender win to supply Xprecia Prime in Italy
●	Received regulatory approval and first order for Xprecia Prime in India and Malaysia
●	Received regulatory approval for the sale of Xprecia Prime 4U directly to patients for self-testing in Europe
●	The continuing development of our Oncology platform

Results of Operations

Analysis of Consolidated Revenue

The financial results of the products and services we sold during the years ended December 31, 2023 and 2022 are as follows:

	Year Ended December 31,
	2023	2022
	A$	A$
Revenue from products & services	6,632,838	4,524,962
Cost of goods sold and services	(2,347,901)	(2,385,931)
Gross profit	4,284,937	2,139,031

Total revenue and gross profit increased by 47% and 100%, respectively delivering a gross profit of $4,284,937 in the year ended December 31, 2023.

Revenue from Products

The financial results of the products we sold during the years ended December 31, 2023 and 2022 are as follows:

	Year Ended December 31,
	2023	2022
	A$	A$
Xprecia	2,607,506	2,366,331
Sentia	2,528,666	1,013,071
Petrackr	500,320	0
	5,636,492	3,379,402
Cost of goods sold	(2,032,452)	(1,386,889)
Gross profit	3,604,040	1,992,513

Our total revenue from products increased by 67% and our gross profit increased by 81%.

Universal Biosensors, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue from coagulation testing products grew 10% but was negatively impacted by the “aggressive selling of stock” by Siemens as a result of its rights to sell Xprecia products ending formally on March 31, 2023.

Revenue from wine testing products increased by 150%. During 2022, our revenues from wine testing products were primarily from the sale of Sentia analyzers, Free SO2 and Malic Acid test strips. During 2023, we began generating revenues from the sale of the following additional test products – Fructose, Glucose, Acetic Acid and Titratable Acidity.

Petrackr, launched in May 2023, generated revenue of A$500,320.

Our gross profit has increased largely as a result of increased throughput taking into account largely the fixed cost nature of our business.

Revenue from Services

The financial results of the coagulation testing and other services we provided during the respective periods are as follows:

	Year Ended December 31,
	2023	2022
	A$	A$
Laboratory testing services	996,346	1,145,560
Cost of services	(315,449)	(999,042)
Gross profit	680,897	146,518

Despite this decline in revenue, HRL business accelerated during the second half of the year ended December 31, 2023, which accounted for 69% of total revenue HRL business generated during the year ended December 31, 2023.

Product Support

Product support relates to post-market technical support provided by us for our products in the market. Product support has increased by 68% compared to the previous financial year as a result of the launch of new products.

Depreciation and Amortization Expenses

	Year Ended December 31,
	2023	2022
	A$	A$
Depreciation	831,409	1,139,984
Amortization	129,504	1,645,651
Depreciation allocated to cost of goods sold & services	(4,638)	(135,964)
	956,275	2,649,671

Depreciation of fixed assets is calculated on a straight-line basis over the useful life of property, plant and equipment. Although our property, plant and equipment has increased, the decline in depreciation during the year ended December 31, 2023, compared to the previous financial year is due to certain assets not being currently depreciated as they are not available for use (currently in work in progress) and also as a result of certain assets fully depreciated during the year.

Amortization expense for the year ended December 31, 2023 represents the Company’s software. Amortization expense has declined during the year ended December 31, 2023 compared to the previous financial year as the intangible assets which were acquired in September 2019 pursuant to the Siemens acquisition were impaired as at December 31, 2022.

Impairment of Definite-Lived Intangible Assets

As part of a strategic review of the balance sheet UBI reviewed its intangible assets and recorded a A$11,014,785 impairment charge for the year ended December 31, 2022.This charge relates solely to the previously capitalized Siemens agreement which ended September 2023.

Research and Development Expenses

The primary focus of the R&D activities during the year ended December 31, 2023 were developing the Company's:

●	Sentia wine testing platform (Fructose, Acetic Acid and Titratable Acidity tests all of which has now been launched) including further enhancement of certain Sentia tests;
●

Xprecia Prime next generation PT-INR Coagulation platform including U.S. Food and Drug Administration (“FDA”) Clinical Trial programs. The submission to the FDA was made in March 2023 and response received from the FDA in June 2023. The Company submitted its full response to the FDA in November 2023 and assuming there are no further queries, an FDA decision is expected during Q1 2024;

Universal Biosensors, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

●	Petrackr biosensor strip and meter to be used for the detection and monitoring of diabetes in non-humans. The Petrackr product was launched in May 2023;
●	Oncology platform Tn Antigen biosensor used for the detection, staging and monitoring of cancer; and
●	Aptamer based sensing platform including COVID-19 and female fertility testing.

As we finalize the development of our products, obtain the necessary regulatory approval required for such products and subsequently launch the same, our R&D activity relating to these developments is expected to reduce. During Q1 2023, we finalized the development of and launched the Sentia Fructose and Acetic Acid tests. The Titratable Acidity test was launched in April 2023. We submitted to the FDA our Xprecia Prime clinical trial results. Once approved by the FDA, we will be able to launch this product in the United States. We launched our Petrackr product in May 2023. As a result of these activities our R&D expenditure declined by 60% to A$4,974,437 during the year ended December 31, 2023, from A$12,291,750 during the year ended December 31, 2022.

The timing and cost of any development program is dependent upon a number of factors, including achieving technical objectives, which are inherently uncertain and subsequent regulatory approvals. We have project plans in place for all our development programs which we use to plan, manage and assess our projects. As part of this procedure, we also undertake commercial assessments of such projects to optimize outcomes and decision making.

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

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist principally of salaries and related costs, including stock-based compensation expense for certain personnel. Other selling, general and administrative expenses include sales and marketing costs to support our products in the market, shipping and handling costs incurred when fulfilling customer orders, repairs and maintenance, insurance, facility costs not otherwise included in R&D expenses, consultancy fees and professional fees including legal services and maintenance fees incurred for patent applications, audit and taxation services.

Selling, general and administrative expenses increased by 35% to A$14,879,937 during the year ended December 31, 2023, from A$10,984,316 during the year ended December 31, 2022 due to an investment in the Company’s sales and marketing efforts. The Company now has multiple products in the market compared to the same period in the previous financial year and these products are supported by various marketing campaigns and awareness including sales personnel to support our pipeline of products, webinar series and focused direct marketing campaign.

Interest Income

Interest income increased by 92% during the year ended December 31, 2023, compared to the previous financial year. The increase in interest income is generally attributable to higher interest rates.

Interest Expense

Interest expense relates to interest being charged on the secured short-term borrowing initiated by the Company for the 2023 financial year and the interest expense on finance lease liabilities.

Financing Costs

Disclosed in this account is accretion expense which is associated with the Company’s asset retirement obligations (“ARO”). Decrease in financing costs is as a result of change of estimate for the ARO liability.

Research and Development Tax Incentive Income

As of December 31, 2023 the aggregate turnover of the Company for the year ending December 31, 2023 was less than A$20,000,000 and accordingly an estimated A$3,774,343 has been recorded as research and development tax incentive income for the year then ended. Offset against this was an overstatement of research and development tax incentive income of A$278,413 for the year ended December 31, 2022 and as a result the aggregate amount recognized as income is A$3,495,930 for the year ended December 31, 2023. The decrease year on year is driven by the decrease in eligible research and development expenditure incurred during the year ended December 31, 2023 as compared to the previous financial year.

Universal Biosensors, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and development tax incentive income for the 2023 financial year has not yet been received and as such is recorded in “Research and development tax incentive income” in the consolidated balance sheets as current assets.

Exchange Gain/(Loss)

Foreign exchange gains and losses arise from the settlement of foreign currency transactions that are translated into the functional currency using the exchange rates prevailing at the dates of the transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies.

Other Income

Other income for the years ended December 31, 2023 and 2022 is as follows:

	Year Ended December 31,
	2023	2022
	A$	A$
Federal and state government subsidies	20,000	42,713
Rental income	153,904	137,219
Other income	2,198	2,054
Sundry income	5,739,912	0
	5,916,014	181,986

Sundry income represents the following:

●	Previously accrued marketing support payment of A$2,896,764 derecognized.
●	Previously accrued license fee payable to Siemens of A$2,214,022 derecognized
●	A$629,126 as a result of change in estimates in ARO liability

Income tax benefit

For the year ended December 31, 2022, an income tax benefit had arisen after the deferred income tax liability was reversed as a result of the impairment of the definite-lived intangible assets.

Critical Accounting Estimates and Judgments

The preparation of financial statements and related disclosures in conformity with U.S. Generally Accepted Accounting Principles and the Company’s discussion and analysis of its financial condition and operating results require the Company’s management to make judgments, assumptions and estimates that affect the amounts reported. Significant items subject to such estimates and assumptions include research and development tax incentive income, stock-based compensation expenses and asset retirement obligations:

Universal Biosensors, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stock-based Compensation Expenses

Probability of attaining vesting conditions and the fair value of the stock-based compensation is highly subjective and requires judgement, and results could change materially if different estimates and assumptions were used. The probability assumptions are critically examined by management each reporting period and reviewed by the board of directors for reasonableness. See note 14 to the Consolidated Financial Statements for additional information including the unrecognized compensation expense as of December 31, 2023.

Research and Development Tax Incentive Income

The refundable tax offset is one of the key elements of the Australian Government’s support for Australia’s innovation system and if eligible, provides the recipient with cash subject to its eligible research and development activities and expenditures. The calculation of the refundable tax offset requires judgement as to what is eligible research and development activity and expenditure and the outcome will change if different assumptions were used.

Asset Retirement Obligations

ARO are legal obligations associated with the retirement and removal of long-lived assets. ARO reflects estimates of future costs directly attributable to remediating the liability, inflation, assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting future cash outflows. Changes in these factors can result in a change to the ARO recognized by the Company.

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

Financial Condition, Liquidity and Capital Resources

Net Cash/(Debt)

Our net cash position for the years ended December 31, 2023 and 2022 is shown below:

	Year Ended December 31,
	2023	2022
	A$	A$
Cash and cash equivalents
Cash and cash equivalents	10,240,429	25,977,703
Debt
Short term debt/ loan	911,082	65,768
Net cash	9,329,347	25,911,935

Since inception, we have financed our business primarily through the issuance of equity securities, funding from strategic partners, government grants and rebates (including the research and development tax incentive income), cash flows generated from operations and a loan.

The Group has experienced net cash outflows over recent periods, predominantly in conducting research & development activities, product approval and registrations, launch of our products and support of the same in the marketplace. We continue to reduce research & development expenditure and other operating expenditure in the foreseeable future and focus on increasing our commercialization efforts. We are closely monitoring the success of our commercialization efforts in relation to the newly launched product portfolio and their impact on our cash position. Given the natural uncertainty that arises with the launch of new products, if we were to experience delays or encounter issues in these commercialization efforts, we would need and expect to adjust our operating expenditure accordingly, to ensure sufficient cash remains available to fund our operations for at least the next twelve months from the date of issuance. We do not have any external long-term debt obligations and are not subject to any covenant obligations.

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

We regularly review all our financial assets for impairment. A financial asset is a non-physical asset whose value is derived from a contractual claim and in our case includes cash and cash equivalents, accounts receivables, fixed deposits and equity shares. There were no impairments recognized as at December 31, 2023 or for the year ended December 31, 2022.

Measures of Liquidity and Capital Resources

The following table provides certain relevant measures of liquidity and capital resources:

	Year Ended December 31,
	2023	2022
	A$	A$
Cash and cash equivalents	10,240,429	25,977,703
Working capital	16,053,982	23,586,600
Ratio of current assets to current liabilities	3.70	2.80
Shareholders’ equity per common share	0.09	0.12

The movement in cash and cash equivalents and working capital (calculated as current assets less current liabilities) during the years ended December 31, 2023 and 2022 was primarily the result of ongoing investment in our R&D and the general operations of the Company.

We have not identified any collection issues with respect to receivables.

Summary of Cash Flows

	Year Ended December 31,
	2023	2022
	A$	A$
Cash provided by/(used in):
Operating activities	(14,619,044)	(14,702,153)
Investing activities	(1,473,367)	(1,565,144)
Financing activities	(82,839)	25,011,276
Net increase/(decrease) in cash, cash equivalents and restricted cash	(16,175,250)	8,743,979

Our net cash used in operating activities for the years ended December 31, 2023 and 2022 represents receipts offset by payments for our R&D projects including efforts involved in establishing and maintaining our manufacturing operations and selling, general and administrative expenditure. Cash outflows from operating activities primarily represent the ongoing investment in our R&D activities and the general operations of the Company. As our products capture increased market share, we expect our inflows from the receipt from our customers to eventually exceed the cash outflows from operating activities.

Our net cash used in investing activities for all periods is primarily for the purchase of various equipment and for the various continuous improvement programs we are undertaking. Included in accounts payable is an amount of A$35,782 and A$289,371 for the years ended December 31, 2023 and 2022, respectively for the acquisition of property, plant and equipment.

Our net cash decrease in financing activities for the year ended December 31, 2023 primarily represents repayment of the Canada Emergency Business Account unsecured loan of CAD$40,000 and transaction costs sustained during our May 2022 capital raise. Our net cash increase in financing activities for the year ended December 31, 2022 is primarily the result of A$26 million raised pursuant to a A$20 million fully underwritten rights issue and a A$6 million placement which occurred in May 2022.

Off-Balance Sheet Arrangement

As of December 31, 2023 and December 31, 2022, we did not have any off-balance sheet arrangements, as such term is defined under Item 303 of Regulation S-K, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

Foreign Currency Market Risk

We transact business in various foreign currencies, including A$, US$, CAD$ and Euros. The Company is currently using natural hedging to limit currency exposure, however the Company has an established foreign currency hedging program available where forward contracts are used to hedge the net projected exposure for each currency and the anticipated sales and purchases in U.S. dollars where required. The goal of this hedging program is to economically guarantee or lock-in the exchange rates on our foreign exchange exposures. No forward contracts were entered by the Company for the years ended December 31, 2023 and 2022. The Company does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

The Company has recorded foreign currency transaction losses of A$30,177 and A$115,515 for the years ended December 31, 2023 and 2022, respectively.

Interest Rate Risk

The majority of our investments are in cash and cash equivalents in Australian dollars. Our interest income is not materially affected by changes in the general level of U.S. and Australian interest rates. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk. Our investment portfolio is subject to interest rate risk but due to the short duration of our investment portfolio, we believe an immediate 10% change in interest rates would not be material to our financial condition or results of operations.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Universal Biosensors, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Universal Biosensors, Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income/(loss), of changes in stockholders’ equity and comprehensive income/(loss), and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

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

/s/ PricewaterhouseCoopers

Melbourne, Australia

February 29, 2024

We have served as the Company's auditor since 2006

Universal Biosensors, Inc.

Consolidated Balance Sheets

	December 31,
	2023	2022
	A$	A$
ASSETS
Current assets:
Cash and cash equivalents	10,240,429	25,977,703
Inventories	4,377,933	3,142,181
Accounts receivable	2,125,500	974,323
Prepayments	1,200,188	489,800
Restricted cash	35,000	527,148
Research and development tax incentive receivable	3,774,343	4,736,106
Other current assets	249,540	824,870
Total current assets	22,002,933	36,672,131
Non-current assets:
Property, plant and equipment	32,304,310	31,090,787
Less accumulated depreciation	(27,456,376)	(26,507,419)
Property, plant and equipment - net	4,847,934	4,583,368
Intangible assets	0	16,371,996
Less amortization of intangible assets	0	(5,357,211)
Less impairment of intangible assets	0	(11,014,785)
Intangible assets - net	0	0
Right-of-use asset - operating leases	2,662,885	4,422,303
Right-of-use asset - finance leases	49,074	58,421
Restricted cash	320,000	320,000
Other non-current assets	90,045	88,832
Total non-current assets	7,969,938	9,472,924
Total assets	29,972,871	46,145,055

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,240,902	268,074
Accrued expenses	2,056,929	5,888,380
Contingent consideration	0	2,214,022
Other liabilities	0	3,023,767
Contract liabilities	36,132	29,851
Lease liability - operating leases	825,475	755,125
Lease liability - finance leases	9,236	8,814
Employee entitlements liabilities	869,195	831,730
Short-term loan	911,082	65,768
Total current liabilities	5,948,951	13,085,531
Non-current liabilities:
Asset retirement obligations	1,214,255	2,920,630
Employee entitlements liabilities	76,165	48,273
Lease liability - operating leases	3,179,294	3,943,517
Lease liability - finance leases	46,397	55,633
Total non-current liabilities	4,516,111	6,968,053
Total liabilities	10,465,062	20,053,584

Commitments and contingencies	0	0

Stockholders’ equity:
Preferred stock, US$0.01 par value. Authorized 1,000,000 shares; issued & outstanding nil at December 31, 2023 (nil at December 31, 2022). Common stock, US$0.0001 par value. Authorized 300,000,000 shares; issued & outstanding 212,369,435 shares at December 31, 2023 (211,844,435 at December 31, 2022)	21,237	21,184
Additional paid-in capital	119,239,087	119,040,784
Accumulated deficit	(92,678,783)	(65,824,231)
Current year loss	(6,741,564)	(26,854,552)
Accumulated other comprehensive loss	(332,168)	(291,714)
Total stockholders’ equity	19,507,809	26,091,471
Total liabilities and stockholders’ equity	29,972,871	46,145,055

See accompanying Notes to the Consolidated Financial Statements.

Universal Biosensors, Inc.

Consolidated Statements of Comprehensive Income/(Loss)

	Year Ended December 31,
	2023	2022
	A$	A$
Revenue
Revenue from products	5,636,492	3,379,402
Revenue from services	996,346	1,145,560
Total revenue	6,632,838	4,524,962
Operating costs and expenses
Cost of goods sold	2,032,452	1,386,889
Cost of services	315,449	999,042
Total cost of goods sold and services	2,347,901	2,385,931
Gross profit	4,284,937	2,139,031
Other operating costs and expenses
Product support	154,609	92,186
Depreciation and amortization	956,275	2,649,671
Impairment of definite-lived intangible assets	-	11,014,785
Research and development	4,974,437	12,291,750
Selling, general and administrative	14,879,937	10,984,316
Total operating costs and expenses	20,965,258	37,032,708
Loss from operations	(16,680,321)	(34,893,677)
Other income/(expense)
Interest income	734,375	381,597
Interest expense	(20,386)	(18,151)
Financing costs	(156,999)	(199,370)
Research and development tax incentive income	3,495,930	4,757,741
Exchange loss	(30,177)	(115,515)
Other income	5,916,014	181,986
Total other income	9,938,757	4,988,288
Net loss before tax	(6,741,564)	(29,905,389)
Income tax benefit/(expense)	0	3,050,837
Net loss after tax	(6,741,564)	(26,854,552)

Net loss per share
Net loss per share - basic and diluted	(0.03)	(0.14)
Average weighted number of shares - basic and diluted	212,369,435	198,724,910

Other comprehensive gain/(loss), net of tax:
Foreign currency translation reserve	(40,454)	31,574
Other comprehensive income/(loss)	(40,454)	31,574
Comprehensive income/(loss)	(6,782,018)	(26,822,978)

See accompanying Notes to the Consolidated Financial Statements.

Universal Biosensors, Inc.

Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income/(Loss)

Year Ended December 31, 2023

	Ordinary shares		Additional	Accumulated	Other comprehensive	Total stockholders’
	Shares	Amount	paid-in capital	deficit	income/ (loss)	equity
		A$	A$	A$	A$	A$

Balances at January 1, 2023	211,844,435	21,184	119,040,784	(92,678,783)	(291,714)	26,091,471
Net loss	0	0	0	(6,741,564)	0	(6,741,564)
Other comprehensive loss	0	0	0	0	(40,454)	(40,454)
Performance awards and exercise of stock options issued to employees	525,000	53	(53)	0	0	0
Stock-based compensation expense	0	0	198,356	0	0	198,356
Balances at December 31, 2023	212,369,435	21,237	119,239,087	(99,420,347)	(332,168)	19,507,809

Year Ended December 31, 2022

	Ordinary shares		Additional	Accumulated	Other comprehensive	Total stockholders’
	Shares	Amount	paid-in capital	deficit	income/ (loss)	equity
		A$	A$	A$	A$	A$

Balances at January 1, 2022	177,828,504	17,783	93,737,565	(65,824,231)	(323,288)	27,607,829
Net loss	0	0	0	(26,854,552)	0	(26,854,552)
Issuance of common stock at A$0.77 per share, net of issuance costs	33,775,931	3,377	24,728,289	0	0	24,731,666
Other comprehensive income	0	0	0	0	31,574	31,574
Performance awards and exercise of stock options issued to employees	240,000	24	43,876	0	0	43,900
Stock-based compensation expense	0	0	319,402	0	0	319,402
Capitalized stock-based compensation	0	0	211,652	0	0	211,652
Balances at December 31, 2022	211,844,435	21,184	119,040,784	(92,678,783)	(291,714)	26,091,471

See accompanying Notes to the Consolidated Financial Statements.

Universal Biosensors, Inc.
Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2023	2022
	A$	A$
Cash flows from operating activities:
Net loss	(6,741,564)	(26,854,552)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	969,671	2,785,635
Impairment of definite-lived intangible assets	0	11,014,785
Stock-based compensation expense	198,356	319,402
Non-cash lease expense	57,814	160,321
Unrealized foreign exchange losses	28,046	159,175
Change in assets and liabilities:
Other liabilities	(5,739,912)	0
Inventories	(1,235,752)	(998,677)
Accounts receivable	(1,176,493)	(472,844)
Prepayments and other assets	310,100	(1,107,213)
Other non-current assets	(1,214)	(50,410)
Contract liabilities	31,598	(33,895)
Employee entitlements	65,357	180,440
Accounts payable and accrued expenses	(1,385,051)	195,680
Net cash used in operating activities	(14,619,044)	(14,702,153)
Cash flows from investing activities:
Purchases of property, plant and equipment	(1,473,367)	(1,565,144)
Net cash used in investing activities	(1,473,367)	(1,565,144)
Cash flows from financing activities:
Proceeds from borrowings	1,056,059	1,002,404
Repayment of borrowings	(1,100,504)	(1,002,404)
Proceeds from issuance of common stock, net of issuance costs	(29,580)	24,972,897
Other	(8,814)	38,379
Net cash (used in)/provided by financing activities	(82,839)	25,011,276
Net decrease in cash, cash equivalents and restricted cash	(16,175,250)	8,743,979
Cash, cash equivalents and restricted cash at beginning of period	26,824,851	18,099,219
Effect of exchange rate fluctuations on the balances of cash held in foreign currencies	(54,172)	(18,347)
Cash, cash equivalents and restricted cash at end of period	10,595,429	26,824,851

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

The consolidated financial statements have been prepared assuming the Company will continue as a going concern. We rely largely on our existing cash and cash equivalents balance and operating cash flow to provide for the working capital needs of our operations. We believe we have sufficient cash and cash equivalents to fund our operations for at least the next twelve months from the date of issuance. However, in the event our financing needs for the foreseeable future are not able to be met by our existing cash and cash equivalents balance and operating cash flow, we would seek to raise funds through public or private equity offerings, debt financings, and through other means to meet the financing requirements or through reduction of costs. There is no assurance that funding would be available at acceptable terms, if at all.

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

Recent Accounting Pronouncements

The Company assesses the adoption impacts of recently issued accounting standards by the Financial Accounting Standards Board on the Company's financial statements as well as material updates to previous assessments, if any, from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023. There were no new material accounting standards issued in 2023 that impacted the Company with the exception of the following:

•

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures, which requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The amendments in this ASU are effective for annual periods beginning on January 1, 2025, and should be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. This ASU will have no impact on the Company's consolidated financial condition or results of operations. The Company is currently evaluating the impact to its income tax disclosures.

•

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures, which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. For public business entities, the amendments in this ASU are effective for annual periods beginning on January 1, 2024 and interim periods beginning on January 1, 2025, and should be applied on a retrospective basis for all periods presented. For entities other than public business entities, the ASU is effective for annual periods beginning after December 15, 2025. This ASU will have no impact on the Company's consolidated financial condition or results of operations. The Company is currently evaluating the impact to its segment disclosures.

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

The Company maintains cash and restricted cash, which includes collateral for facilities.

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

Other Current Assets

The Company’s other current assets are primarily represented by sundry receivables.

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

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, including property, plant and equipment and definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss is recognized when the undiscounted future cash flows expected to result from the use of the asset is less than the carrying amount of the asset. Accordingly, we recognise an impairment loss based on the excess of the carrying value amount over the fair value of the asset.

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

Universal Biosensors, Inc.
Notes to Consolidated Financial Statements

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

Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Company’s lease liability calculation. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments is incurred.

Asset Retirement Obligations

Asset retirement obligations are legal obligations associated with the retirement and removal of long-lived assets. ASC 410 – Asset Retirement and Environmental Obligations requires entities to record the fair value of a liability for an asset retirement obligation when it is incurred. When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying amounts of the related property, plant and equipment. Over time, the liability increases for the change in its present value, while the capitalized cost depreciates over the useful life of the asset. The Company derecognizes ARO liabilities when the related obligations are settled.

The ARO is in relation to our premises where in accordance with the terms of the lease, the lessee has to restore part of the building upon vacating the premises.

Revenue Recognition

The Group recognizes revenue predominantly from the sale of analyzers and test strips and the provision of laboratory testing services based on the provisions of ASC 606 Revenue from Contracts with Customers. In accordance with this provision, to determine whether to recognize revenue, the Group follows a five-step process:

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
Coagulation testing products (“Xprecia”)

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

Wine testing products (“Sentia”)

Our Sentia wine analyzer is used to measure Free SO₂, Malic Acid, Glucose, Fructose, Total Sugar, Acetic Acid and Titratable Acidity levels in wine.

The performance obligation for the sale of this product is satisfied at a point-in-time when the Company transfers control of the products to its customer. The point of transfer of control of the products is dictated by the individual terms contained within a customer agreement, as are the individual payment terms. The transaction price is fixed.

Veterinary diabetes product (“Petrackr”)

Our veterinary blood glucose product, Petrackr, is a blood glucose monitoring product for dogs and cats with diabetes.

The performance obligation for the sale of this product is satisfied at a point-in-time when the Company transfers control of the products to its customer. The point of transfer of control of the products is dictated by the individual terms contained within a customer agreement, as are the individual payment terms. The transaction price is fixed.

Universal Biosensors, Inc.
Notes to Consolidated Financial Statements

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

The research and development tax incentive is one of the key elements of the Australian Government’s support for Australia’s innovation system and is supported by legislative law primarily in the form of the Australian Income Tax Assessment Act 1997 as long as eligibility criteria are met. Subject to meeting a number of conditions, an entity involved in eligible research and development (“R&D”) activities may claim research and development tax incentive income as follows:

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

The Company has recorded research and development tax incentive income of A$3,495,930 and A$4,757,741 for the 2023 and 2022 financial year, respectively as the aggregated turnover of the Company did not exceed A$20,000,000.

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

Universal Biosensors, Inc.
Notes to Consolidated Financial Statements

Employee Benefit Costs

The Company contributes a portion of each employee’s salary to standard defined contribution superannuation funds on behalf of all eligible UBS employees in line with legislative requirements. The contribution rate increased from 9.50% to 10.0% for the period commencing July 1, 2021 and increased to 10.5% on July 1, 2022 and 11.0% on July 1, 2023. Superannuation is an Australian compulsory savings program plan for retirement whereby employers are required to pay a portion of an employee’s remuneration to an approved superannuation fund that the employee is typically not able to access until they have reached the statutory retirement age. Whilst the Company has a third-party default superannuation fund, it permits UBS employees to choose an approved and registered superannuation fund into which the contributions are paid. Contributions are charged to the consolidated statements of comprehensive income/(loss) as the expense is incurred.

Registered Retirement Savings Plan and Deferred Sharing Profit Plan

The Company provides eligible HRL employees with a retirement plan. The retirement plan includes a Registered Retirement Savings Plan (“RRSP”) and Deferred Profit Sharing Plan (“DPSP”). The RRSP is voluntary and the employee contributions are matched by the Company up to a maximum of 5% based on their continuous years of service and placed into the RRSP. The Company contributes 1% to 2% of the employee’s base earnings towards the DPSP. The DPSP contributions are vested immediately.

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

Employee Entitlements Liabilities

Employee entitlements to annual leave and long service leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date.

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

	December 31,
	2023	2022
	A$	A$
Cash and cash equivalents	10,240,429	25,977,703
Restricted cash – current assets	35,000	527,148
Restricted cash – non-current assets	320,000	320,000
	10,595,429	26,824,851

Restricted cash maintained by the Company in the form of term deposits is as follows:

	December 31,
	2023	2022
	A$	A$
Performance guarantee (a) - current assets	0	527,148
Collateral for facilities (b) - current assets	35,000	0
Collateral for facilities (b) - non-current assets	320,000	320,000
	355,000	847,148
(a)	The performance guarantee represented letter of credit issued in favour of Siemens pursuant to the 2019 Siemens Agreements expired on March 2023.
(b)

Collateral for facilities represents letter of credit for A$35,000 issued in favour of American Express Australia Ltd (current), bank guarantee of A$250,000 for commercial lease of UBS’ premises (non-current) and security deposit on Company’s credit cards of A$70,000 (non-current).

Interest earned on the restricted cash for years ended December 31, 2023 and 2022 was A$14,347 and A$27,534 respectively.

3. Inventories

	December 31,
	2023	2022
	A$	A$
Raw materials	261,753	1,758,073
Work in progress	273,965	646,161
Finished goods	3,842,215	737,947
	4,377,933	3,142,181

4. Receivables

	December 31,
	2023	2022
	A$	A$
Accounts receivable	2,125,500	974,323
Allowance for credit losses	0	0
	2,125,500	974,323

5. Property, Plant and Equipment

	December 31,
	2023	2022
	A$	A$
Plant and equipment	22,962,369	21,543,134
Leasehold improvements	9,341,941	9,341,612
Capital work in process	0	206,041
	32,304,310	31,090,787
Accumulated depreciation	(27,456,376)	(26,507,419)
Property, plant & equipment - net	4,847,934	4,583,368

Universal Biosensors, Inc.
Notes to Consolidated Financial Statements

6. Leases

The Company’s lease portfolio consists primarily of operating leases for office space and equipment with contractual terms expiring from December 2025 to February 2032. Lease contracts may include one or more renewal options that allow the Company to extend the lease term. The exercise of lease options is generally at the discretion of the Company. None of the Company’s leases contain residual value guarantees, substantial restrictions, or covenants. The Company’s leases are substantially within Australia and Canada.

	December 31,
	2023	2022
	A$	A$
Operating lease right-of-use assets:
Non-current	2,662,885	4,422,303
Operating lease liabilities:
Current	825,475	755,125
Non-current	3,179,294	3,943,517

Weighted average remaining lease terms (in years)	6.3	6.9
Weighted average discount rate	4.8%	4.8%

The components of lease income/expense were as follows:

	Year Ended December 31,
	2023	2022
	A$	A$
Fixed payment operating lease expense	805,481	965,224
Short-term lease expense	0	3,262
Sub-lease income	133,900	137,219

The sublease income is deemed an operating lease.

The components of the fixed payment operating and short-term lease expense as classified in the consolidated statements of comprehensive income/(loss) are as follows:

	Year Ended December 31,
	2023	2022
	A$	A$
Cost of goods sold	0	107,140
Cost of services	39,601	147,558
Research and development	138,340	273,823
Selling, general and administrative	627,540	436,703
	805,481	965,224

Supplemental cash flow information related to the Company’s leases was as follows:

	Year Ended December 31,
	2023	2022
	A$	A$
Operating cash outflows from operating leasses	979,387	831,685

Supplemental non-cash information related to the Company’s leases was as follows:

	Year Ended December 31,
	2023	2022
	A$	A$
Right-of-use assets obtained in exchange for lease liabilities	28,353	3,023,907
Right-of-use asset modifications	0	0

Universal Biosensors, Inc.
Notes to Consolidated Financial Statements

Future lease payments are as follows:

December 31, 2023
A$
1 year	488,262
2 years	998,418
3 years	1,022,251
4 years	407,413
5 years	416,427
Thereafter	1,807,808
Total future lease payments	5,140,579
Less: imputed interest	(1,135,810)
Total operating lease liabilities	4,004,769
Current	825,475
Non-current	3,179,294

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

As of December 31, 2023, the Company has not entered into any operating or finance lease agreements that have not yet commenced.

7. Income Taxes

Provision for Income Taxes

A reconciliation of the (benefit)/provision for income taxes is as follows:

	Year Ended December 31,
	2023		2022
	A$	%	A$	%
Loss before income taxes	(6,741,564)		(29,905,389)
Computed by applying income tax rate of home jurisdiction	(1,685,391)	25	(7,476,347)	25
Effect of tax rates in foreign jurisdictions	300,584	(4)	200,505	(1)
Research and development tax incentive	1,225,577	(18)	1,257,265	(4)
Disallowed expenses/(income):
Stock-based compensation	49,575	(1)	132,763	(0)
Amortization	0	0	2,344,621	(8)
Other	735,257	(11)	150,633	(1)
Change in valuation allowance	(625,602)	9	339,723	(1)
Income tax expense/(benefit)	0	(0)	(3,050,837)	10

The components of our loss before income taxes as either domestic or foreign is as follows:

	Year Ended December 31,
	2023	2022
	A$	A$
Foreign	(4,204,348)	(3,653,169)
Domestic	(2,537,216)	(26,252,220)
	(6,741,564)	(29,905,389)

Universal Biosensors, Inc.
Notes to Consolidated Financial Statements

Deferred Tax Assets and Liabilities

	Year Ended December 31,
	2023	2022
	A$	A$
Deferred tax assets:
Operating loss carry forwards	7,645,509	6,055,726
Depreciation and amortization	1,157,004	1,115,812
Asset retirement obligations	303,564	730,157
Employee entitlements	224,890	206,747
Accruals	268,214	2,056,550
Decline in value of patents	835,173	875,496
Unrealized exchange loss	116,259	34,875
Total deferred tax assets	10,550,613	11,075,363
Valuation allowance for deferred tax assets	(10,403,122)	(11,028,724)
Net deferred tax asset	147,491	46,639

Deferred tax liabilities:
Other	147,491	46,639
Total deferred tax liabilities	147,491	46,639
Net deferred tax liabilities	0	0

Significant components of deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. A valuation allowance has been established, as realization of such assets is not more likely than not.

At December 31, 2023 the Company has A$30,582,036 (A$24,222,902 as at December 31, 2022) of accumulated tax losses available for carry forward against future earnings, which under Australian tax laws do not expire but may not be available under certain circumstances. The Company also has A$3,374,776 (A$3,374,776 at December 31, 2022) of non-refundable R&D tax offset as at December 31, 2023. The R&D tax offset is a non-refundable tax offset, which assists to reduce a company’s tax liability. Once the liability has been reduced to zero, any excess offset may be carried forward into future income years.

A reconciliation of the valuation and qualifying accounts is as follows:

	Balance at Beginning of Period	Additions	Deductions	Balance at end of Period
	A$	A$	A$	A$

Year ended December 31, 2023
Deferred income tax valuation allowance	11,028,724	(625,602)	0	10,403,122

Year ended December 31, 2022
Deferred income tax valuation allowance	10,689,001	339,723	0	11,028,724

8. Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2023	2022
	A$	A$
Legal, tax and accounting fees	443,833	527,523
Salary and related costs	663,978	387,047
Research and development costs	319,193	3,586,251
Patent fees	47,484	421,759
Inventory purchases	102,458	345,563
Legal, tax and accounting fees	443,833	527,523
Salary and related costs	663,978	387,047
Research and development costs	319,193	3,586,251
Patent fees	47,484	421,759
Inventory purchases	102,458	345,563
Sample collection site costs	148,741	135,373
Calibration costs	51,247	3,897
Public company costs	40,204	8,416
Freight	36,977	66,405
Royalties	35,775	0
Travel	32,329	2,953
Product design costs	22,420	19,724
Consultants	19,873	38,396
Warehouse expenses	17,554	5,664
Other	74,863	339,409
	2,056,929	5,888,380

Universal Biosensors, Inc.
Notes to Consolidated Financial Statements

9. Contingent Consideration

Pursuant to the Siemens Acquisition and the agreement dated September 2019, the Company had agreed to pay US$1,500,000 (equivalent to A$2,214,022) to Siemens within five days of Siemens achieving a pre-defined milestone. In an agreement dated June 2023 between Siemens and the Company, the Company is no longer required to pay this amount and therefore have measured the fair value of this liability as nil. This amount has been recognized as Other Income in the consolidated condensed statements of comprehensive income/(loss). See note 13 for further details.

10. Other Liabilities

Other liabilities represent a marketing support payment due to a third party and is payable in US dollars once supporting documentation has been provided to the Company. This amount has been long outstanding and was derecognized as at June 30, 2023 as supporting documentation has not been provided to the Company. This amount has been recognized as Other Income in the consolidated condensed statements of comprehensive income/(loss). See note 13 for further details.

11. Short-Term Loan

The unsecured loan was a government guaranteed loan called Canada Emergency Business Account (CEBA) of CAD$60,000 to help eligible businesses with operating costs. CAD$40,000 was received by the Company in 2020 and CAD$20,000 in 2021. This was among the business support measures introduced in the Canadian Federal Government’s COVID-19 Economic Response Plan, with the following terms:

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

In December 2023, the Company repaid CDN$40,000 of the loan and pursuant to the terms of the loan, the remaining CDN$20,000 has been forgiven.

In January 2023, UBS entered into an arrangement with BOQF Cashflow Finance Pty Ltd to fund the Group’s 2023 insurance premium. The total amount financed was A$1,056,059 at inception and the short-term borrowing was fully repaid in September 2023. Interest was charged at an effective annual interest rate of 1.99%. The short-term borrowing was secured by proceeds of or payable under any insurance including proceeds or refunds from the cancellation or termination of any insurance.

In December 2023 the Company entered into a short-term loan facility to finance its 2024 Insurance Premium. The total amount available and drawn down under the facility is $911,082. The facility is repayable in nine monthly instalments which commenced in January 2024 and has an effective annual interest rate of 1.99%. The short-term borrowing is secured by proceeds of or payable under any insurance including proceeds or refunds from the cancellation or termination of any insurance.

12. Revenue

Disaggregation of Revenue

In the following table, revenue is disaggregated by major product and service lines and timing of revenue recognition.

	Year Ended December 31,
	2023	2022
	A$	A$
Major product/service lines
Coagulation testing products	2,607,506	2,366,331
Laboratory testing services	996,346	1,145,560
Wine testing products	2,528,666	1,013,071
Veterinary diabetes products	500,320	0
	6,632,838	4,524,962

Timing of revenue recognition
Products and services transferred at a point in time	6,632,838	4,524,962

Contract Balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	Year Ended December 31,
	2023	2022
	A$	A$
Receivables	2,125,500	974,323
Contract liabilities	36,132	29,851

The Company’s contract liabilities represent the Company’s obligation to transfer products to customers for which the Company has received consideration from customers, but the transfer has not yet been completed.

Universal Biosensors, Inc.
Notes to Consolidated Financial Statements

Significant changes in the contract assets and the contract liabilities balances during the period are as follows:

	Year Ended December 31,
	2023	2022
	A$	A$
Contract Liabilities - current
Opening balance	29,851	38,431
Closing balance	36,132	29,851
Net increase/(decrease)	6,281	(8,580)

The Company expects all of the Company’s contract liabilities to be realized by December 31, 2024.

13. Other Income

Other income is recognized when there is reasonable assurance that the income will be received and the consideration can be reliably measured.

Other income is as follows for the relevant periods:

	Year Ended December 31,
	2023	2022
	A$	A$
Federal and state government subsidies	20,000	42,713
Rental income	153,904	137,219
Other income	2,198	2,054
Sundry income	5,739,912	0
	5,916,014	181,986

Sundry income represents the following:

●	Previously accrued marketing support payment of A$2,896,764 derecognized
●	Previously accrued license fee payable to Siemens of A$2,214,022 derecognized
●	A$629,126 as a result of change in estimates in ARO liability

ARO reflects estimates of future costs directly attributable to remediating the liability, inflation, assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting future cash outflows. Changes in these factors can result in a change to the ARO recognized by the Company. As a result of a change in estimates of future costs, the Company’s ARO liability decreased to A$1,182,218 as at September 1, 2023 resulting in A$629,126 recorded as Other Income in the consolidated condensed statements of comprehensive income/(loss).

14. Equity Incentive Schemes

In 2004, the Company adopted an employee option plan which was subsequently replaced in 2021 by the Equity Incentive Plan (“the Equity Incentive Plan”) to cater for awards including options, performance rights, CDIs and restricted CDIs.

There were no securities awarded during the 2023 financial year pursuant to the Equity Incentive Plan. During the year ended December 31, 2022, the Company issued shares as a short-term incentive plan to select employees under the Equity Incentive Plan. All stock options and performance rights granted under the Equity Incentive Plan require eligible recipients to complete a requisite service period.

During the year ended December 31, 2022, the Company issued to Viburnum Funds Pty Ltd (“Viburnum”) in connection with the Entitlement Offer, unlisted options to purchase 3,840,000 ordinary shares in two tranches. Refer to Note 18 for more details.

At December 31, 2023, total stock compensation expense recognized in the consolidated statements of comprehensive income/(loss) was A$198,356 (2022: A$319,402). A$142,130 of the stock compensation expense as of December 31, 2023 has been recorded in selling, general and administrative expenses and the balance in research and development expenses.

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

Universal Biosensors, Inc.
Notes to Consolidated Financial Statements

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

The number of options granted pursuant to the Equity Incentive Plan in 2023 and 2022 were nil.

The number of options granted to parties other than those granted pursuant to the Equity Incentive Plan in 2023 and 2022 were nil and 3,840,000, respectively. See Note 18 to the Consolidated Financial Statements for details on the options granted to Viburnum.

Stock option activity during the current period is as follows:

	Number of options	Weighted average exercise price A$
Balance at December 31, 2022	12,406,300	0.49
Lapsed	(756,000)	0.49
Balance at December 31, 2023	11,650,300	0.49

At December 31, 2023, the number of options vested and exercisable was 11,650,300 (2022: 12,406,300). At December 31, 2023 and 2022, total stock compensation expense for options recognized in the consolidated statements of comprehensive income/(loss) was nil.

The following table represents information relating to stock options outstanding under the plans as of December 31, 2023:

Exercise price A$	Options	Weighted average remaining life in years	Options exercisable shares
0.50	216,300	0	216,300
0.20	2,364,666	0	2,364,666
0.25	2,364,667	1	2,364,667
0.30	2,364,667	1	2,364,667
0.30	500,000	1	500,000
0.92	1,920,000	1	1,920,000
1.00	1,920,000	1	1,920,000
	11,650,300		11,650,300

The table below sets forth the number of employee stock options exercised and the number of shares issued in the period from January 1, 2022. We issued these shares in reliance upon exemptions from registration under Regulation S under the Securities Act of 1933, as amended.

Period ending	Number of options exercised and corresponding number of shares issued	Weighted average exercise price A$	Proceeds received A$
2023	0	0.00	0
2022	90,000	0.49	43,900

As of December 31, 2023, there was no unrecognized compensation expense (2022: nil).

(b) Restricted Shares

The Equity Incentive Plan permits our Board to grant shares of our common stock to our employees and directors (although our Board has determined not to issue equity to non-executive directors). The number of shares able to be granted is limited to the amount permitted to be granted at law, the ASX Listing Rules and by the limits on our authorized share capital in our certificate of incorporation. All our employees are eligible for shares under the Employee Share Plan. The Company has in the past issued A$1,000 worth of restricted shares of common stock to employees of the Company, but no more frequently than annually. The restricted shares have the same terms of issue as our existing shares of common stock but are not able to be traded until the earlier of three years from the date on which the shares are issued or the date the relevant employee ceases to be an employee of the Company or any of its associated group of companies. There were no restricted shares issued by the Company during 2023 and 2022.

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

The terms of the awards include a variety of market, performance and service conditions. The number of performance rights granted in 2023 was 525,000 (2022: up to 1,555,555).

In accordance with ASC 718, the fair value of the rights granted were estimated on the date of each grant using the Trinomial Lattice model. The key assumptions for these grants were:

	Oct-22	Nov-22
Exercise price A$	0	0
Share price at grant date A$	0.25	0.25
Volatility	66%	67%
Maximum life (years)	2.47	1.19
Risk-free interest rate	3.19%	3.16%
Fair value A$	0.25	0.25

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

Performance rights activity during the current period is as follows:

	Number of rights	Weighted average exercise price A$
Balance at December 31, 2022	8,830,000	0.00
Issued as common stock	(525,000)	0.00
Lapsed	(805,000)	0.00
Balance at December 31, 2023	7,500,000	0.00

At December 31, 2022, there were 525,000 performance rights which vested and these performance rights were issued as common stock in January 2023. 805,000 performance rights granted in 2022 lapsed as the Company did not achieve the predetermined market and non-market conditions in 2023. At December 31, 2023, total stock compensation expense for performance rights recognized in the consolidated statements of comprehensive income/(loss) was A$198,356 (2022: A$319,402).

The following table represents information relating to the maximum quantity of performance rights outstanding under the plans as of December 31, 2023:

Exercise price A$	Rights	Weighted average remaining life in years	Rights exercisable shares
0	7,500,000	1	0

As of December 31, 2023, there was unrecognized compensation expense of up to A$5,158,773 (2022: A$5,357, 072). The issuance of the equity under the Equity Incentive Plan is subject to the Company achieving predetermined market and non-market conditions. In the event that the predetermined market and non-market conditions are met, the unrecognized compensation expense as at December 31, 2023 would be recognized.

Universal Biosensors, Inc.
Notes to Consolidated Financial Statements

15. Total Comprehensive Income/(Loss)

The Company follows ASC 220 – Comprehensive Income. Comprehensive income/(loss) is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders and for the Company, includes net income/(loss).

The tax effect allocated to each component of other comprehensive income/(loss) is as follows:

	Before-Tax Amount	Tax (Expense)/ Benefit	Net-of-Tax Amount
	A$	A$	A$

Year Ended December 31, 2023
Foreign currency translation reserve	(40,454)	0	(40,454)
Other comprehensive loss	(40,454)	0	(40,454)

Year Ended December 31, 2022
Foreign currency translation reserve	31,574	0	31,574
Other comprehensive gain	31,574	0	31,574

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

17. Net Loss per Share

The following table shows the computation of basic and diluted loss per share for 2023 and 2022:

	Year Ended December 31,
	2023	2022
	A$	A$
Numerator:
Net loss	(6,741,564)	(26,854,552)
Denominator:
Weighted-average basic and diluted shares	212,369,435	198,724,910
Basic and diluted loss per share	(0.03)	(0.14)

The number of shares not included in the calculation of basic net loss per ordinary share because the impact would be anti-dilutive were 4,729,333 and 7,629,000 for the years ended December 31, 2023 and 2022, respectively.

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

18. Related Party Transactions

Details of related party transactions material to the operations of the Group other than compensation arrangements, expense allowances and other similar items in the ordinary course of business, are set out below:

Mr. Coleman is a Non-Executive Director of the Company and an Executive Chairman and Associate of Viburnum Funds Pty Ltd (“Viburnum”). Viburnum, as an investment manager for its associated funds, holds a beneficial interest and voting power over approximately 26% of UBI’s shares.

Universal Biosensors, Inc.
Notes to Consolidated Financial Statements

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

There were no material related party transactions or balances as at December 31, 2023 other than as disclosed above.

19. Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. These were nil as at December 31, 2023 and December 31, 2022. Purchase commitments are entered into with various parties to purchase products and services such as equipment, technology and consumables used in R&D and commercial activities. Purchase commitments contracted for as at December 31, 2023 and December 31, 2022 were A$3,484,474 and A$6,581,876, respectively.

Refer to Note 9 for details of the Company’s Contingent Consideration.

20. Segment Information

We operate in one segment. We are a specialist biosensors Company focused on the development, manufacture and commercialization of a range of point of use devices for measuring different analytes across different industries.

Universal Biosensors, Inc.
Notes to Consolidated Financial Statements

Our operations are in Australia, US, Europe and Canada. The chief operating decision maker of the Company is the Chief Executive Officer.

The Company’s material long-lived assets are predominantly based in Australia.

Our total income as disclosed below is attributed to countries based on location of customer. Location has been determined generally based on contractual arrangements. Total income includes revenue from products and services, interest income, research and development tax incentive income and other income (excluding sundry income) as disclosed in the Consolidated Statements of Comprehensive Income/(Loss).

	Year Ended December 31,
	2023	2022
	A$	A$
Australia (home country)	4,823,076	4,978,712
Americas	1,913,892	1,387,556
Europe	2,295,455	2,841,678
Other	2,006,822	150,082
	11,039,245	9,358,028

% of total revenue from products and services derived from major customers:

	Year Ended December 31,
	2023	2022
	A$	A$
Siemens	0%	13%
Other	100%	87%

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