Form 10-K, Exhibit 13
period 2024-12-31
UNIVERSAL BIOSENSORS INC
filed 2025-02-26
CIK 1279695

Exhibit 13.0

Universal Biosensors, Inc.

2024 Annual Report

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

Our Business

We are a specialist biosensor technology company focused on commercializing a range of biosensors using proprietary electrochemical cells (strips) and point-of-use devices. Our ambition is to build a multi-product stable of biosensors in large markets which generates ongoing revenue streams. Our products are sold to the following industries: human health, oenology (wine) and veterinary.

Key developments during 2024 include:

●

Developing a handheld water testing platform, AQUASCOUT, which can detect and monitor heavy water metals in water samples. AQUASCOUT is expected to be launched during the first half of 2025. The initial application of AQUASCOUT will be the testing of lead and copper in drinking water to enable cost-effective identification and removal of lead service line infrastructure by utilities

●

A$2.50 million capital raised pursuant to a private placement in Q1 2024 and A$10.00 million capital raised pursuant to a fully underwritten entitlement offer which closed on May 1, 2024 and completed on May 8, 2024 both at an issue price of A$0.15. Total amount raised net of issuance costs was A$11.5 million (costs of issuance of A$0.96 million). In addition, participants in the capital raise received one attaching option to acquire CDIs for each new CDI acquired at an exercise price of A$0.20

●

Receipt of FDA 510(k) and CLIA Waiver approval for Xprecia Prime for the full measuring range of 0.8 – 8.0 INR which allows the Company to sell Xprecia Prime into healthcare professional settings (including CLIA waived facilities) such as hospitals, clinics and doctor’s office in the U.S.

Results of Operations

Analysis of Consolidated Revenue

The financial results of the products and services we sold during the years ended December 31, 2024 and 2023 are as follows:

	Year Ended December 31,
	2024	2023
	A$	A$
Revenue from products & services	6,282,738	6,632,838
Cost of goods sold and services	(2,280,505)	(2,347,901)
Gross profit	4,002,233	4,284,937

Revenue from products and services and gross profit decreased by 5% and 7%, respectively during the year ended December 31, 2024 compared to the previous fiscal year. Whilst strip sales have generally been increasing, the decline in revenue and gross margin has largely been as a result of decline in device sales.

Revenue from Products

The financial results of the products we sold during the years ended December 31, 2024 and 2023 are as follows:

	Year Ended December 31,
	2024	2023
	A$	A$
Xprecia	2,879,106	2,607,506
Sentia	2,409,979	2,528,666
Petrackr	108,247	500,320
	5,397,332	5,636,492
Cost of goods sold	(1,917,978)	(2,032,452)
Gross profit	3,479,354	3,604,040

Our total revenue from products and gross profit decreased by 4% and 3%, respectively during the year ended December 31, 2024 compared to the previous fiscal year.

Universal Biosensors, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue from Xprecia increased by 10% during the year ended December 31, 2024 compared to the same period in the previous fiscal year through our sales and marketing initiatives. Sentia revenue decreased by 5% during the year ended December 31, 2024 compared to the same period in the previous fiscal year. Sentia revenue is lower than 2023 as a result of technical strip issues encountered during the first half of 2024. This has now been resolved and revenue for second half of 2024 is 26% higher than first half of 2024. Petrackr revenue decreased by 78% during the year ended December 31, 2024 compared to the same period in the previous fiscal year. Revenue from Petrackr has declined as large stocking orders were placed initially upon its launch during first half of 2023.

Gross profit was impacted due to slightly lower sales in 2024 as well some price discounting in competitive markets.

Revenue from Services

The financial results of the laboratory testing services we provided during the years ended December 31, 2024 and 2023 are as follows:

	Year Ended December 31,
	2024	2023
	A$	A$
Laboratory testing services	885,406	996,346
Cost of services	(362,527)	(315,449)
Gross profit	522,879	680,897

Revenue from laboratory testing services decreased by 11% during the year ended December 31, 2024, compared to the same period in the previous fiscal year due to leadership challenges faced by HRL. A new management structure has been established to improve our laboratory testing services business.

Depreciation and Amortization Expenses

	Year Ended December 31,
	2024	2023
	A$	A$
Depreciation	630,732	831,409
Amortization	177,117	129,504
Depreciation allocated to cost of goods sold & services	(4,580)	(4,638)
	803,269	956,275

Depreciation of fixed assets is calculated on a straight-line basis over the useful life of property, plant and equipment. The decrease in depreciation over the respective periods is as a result of certain assets becoming fully depreciated.

Amortization expense for the 2024 fiscal l year represents amortization of the Company’s software. Increase in amortization expense is as a result of certain software costs which were still in development during the 2023 fiscal year and were not amortized have since been completed and subject to amortization during 2024.

Research and Development Expenses

	Year Ended December 31,
	2024	2023
	A$	A$
Research and development expenses	4,153,308	4,974,437

Our research and development (“R&D”) expenditure declined by 17% during the year ended December 31, 2024, compared to the same period in the previous fiscal year. The primary focus of the R&D activities during 2024 were:

●	activities undertaken to support Xprecia Prime’s submission to the FDA. FDA 510(k) and CLIA Waiver approval for the Xprecia Prime device was received in March 2024
●	further enhancement of certain Sentia tests that have already been launched
●	developing a device to detect heavy metals and other impurities in water (“AQUASCOUT” project)
●	developing the Company’s Oncology platform biosensors used for the detection, staging and monitoring of cancer
●	developing the Company’s Aptamer based sensing platform

Universal Biosensors, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research is focused on demonstrating technical feasibility of new technology applications and generally does not incur a large amount of expenses. Development activity is focused on turning these technology platforms into commercial-ready products. During 2023, we had a number of projects in the development phase which included Xprecia Prime (FDA submission made in March 2023), Petrackr (launched in May 2023) and certain Sentia tests (we finalized the development of and launched the Sentia Fructose and Acetic Acid tests in Q1 2023 and the Titratable Acidity test was launched in April 2023) hence the higher R&D expenses in 2023 compared to 2024 wherein most of the projects were in the research phase.

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

Selling, General and Administrative Expenses

	Year Ended December 31,
	2024	2023
	A$	A$
Selling, general and administrative	16,014,120	15,034,546

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

Selling, general and administrative expenses increased by 7% during the year ended December 31, 2024 compared to the same period in the previous fiscal year due to an investment in the Company’s sales and marketing efforts. The Company now has multiple products in the market compared to the same period in the previous fiscal year and these products are supported by various marketing campaigns and awareness including sales personnel to support our pipeline of products, webinar series and focused direct marketing campaign.

Interest Income

Interest income decreased by 39% during the year ended December 31, 2024, compared to the previous fiscal year. The decrease in interest income is generally attributable to the overall lower amount of funds available for investment throughout 2024.

Interest Expense

Interest expense relates to interest being charged on the secured short-term borrowing initiated by the Company for the 2024 fiscal year and the interest expense on finance lease liabilities.

Financing Costs

Disclosed in this account is accretion expense which is associated with the Company’s asset retirement obligations (“ARO”). Decrease in financing costs is as a result of change of estimate for the ARO liability.

Research and Development Tax Incentive Income

The aggregate turnover of the Company for the year ending December 31, 2024 was less than A$20,000,000 and accordingly an estimated A$2,204,620 has been recorded as research and development tax incentive income for the year then ended. Included in this is an understatement of research and development tax incentive income of $16,418 for the year ended December 31, 2023. The decrease period on period is driven by the decrease in eligible research and development expenditure incurred during the year ended December 31, 2024 as compared to the same period in 2023.

Research and development tax incentive income for the 2024 fiscal year has not yet been received and as such is recorded in “Research and development tax incentive income receivable” in the consolidated balance sheets as current assets.

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

Other Income

Other income for the years ended December 31, 2024 and 2023 is as follows:

	Year Ended December 31,
	2024	2023
	A$	A$
Federal and state government subsidies	0	20,000
Rental income	147,290	153,904
Other income	0	2,198
Sundry	42,390	5,739,912
	189,680	5,916,014

Sundry income represents the following:

●	Previously accrued marketing support payment of A$2,896,764 derecognized in June 2023
●	Previously accrued license fee payable to Siemens of A$2,214,022 derecognized in June 2023
●	A$629,126 as a result of change in estimates in ARO liability in September 2023

Critical Accounting Estimates and Judgments

The preparation of financial statements and related disclosures in conformity with U.S. Generally Accepted Accounting Principles and the Company’s discussion and analysis of its financial condition and operating results require the Company’s management to make judgments, assumptions and estimates that affect the amounts reported. Significant items subject to such estimates and assumptions include provision for expected credit losses, research and development tax incentive income, stock-based compensation expenses and asset retirement obligations:

Provision for Expected Credit Losses

The Company evaluates the collectability of accounts receivable and records a provision for expected credit losses based on factors including the length of time the receivables are past due, the current business environment and the Company’s historical experience.

Stock-based Compensation Expenses

Probability of attaining vesting conditions and the fair value of the stock-based compensation is highly subjective and requires judgement, and results could change materially if different estimates and assumptions were used. The probability assumptions are critically examined by management each reporting period and reviewed by the board of directors for reasonableness. See note 12 to the Consolidated Financial Statements for additional information including the unrecognized compensation expense as of December 31, 2024.

Research and Development Tax Incentive Income

The refundable tax offset is one of the key elements of the Australian Government’s support for Australia’s innovation system and if eligible, provides the recipient with cash subject to its eligible research and development activities and expenditures. The calculation of the refundable tax offset requires judgement as to what is eligible research and development activity and expenditures, and the outcome will change if different assumptions were used.

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

Universal Biosensors, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, Liquidity and Capital Resources

Net Cash/(Debt)

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the continuity of operations, realization of assets and the satisfaction of obligations in the normal course of business. The Company has experienced recurring losses since its inception and has not generated any significant revenues. The Company incurred a net loss of A$14,239,743 (2023: A$6,741,564) and used A$12,300,225 (2023: A$14,619,044) in cash to fund operations during the year ended December 31, 2024 and had an accumulated deficit of A$99,407,192 (2023: A$92,678,783) as of December 31, 2024. The Company expects to continue to generate operating losses for the foreseeable future. As of December 31, 2024, the Company had cash and cash equivalents of A$8,544,105 (2023: A$10,240,429). The Group has not generated significant revenues resulting in the net cash outflows and accumulated losses to date and is forecasting to incur further cash outflows while growing the business over the coming period. The Company believes that its current cash and cash equivalents are only sufficient to fund its operations into Q4 2025 and this raises substantial doubt about the ability of the Company to continue as a going concern within one year from the date of the issuance of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this going concern. In view of these matters, continuation as a going concern is dependent upon continued operations of the Company, which in turn is dependent upon the Company’s ability to meets its financial requirements, raise additional capital, and the success of its future operations. Management plan to fund the operations of the Company by growing revenue, pursuing joint venture or partnerships for our product portfolio and raising cash through the issuance of new equity, until such a time as the Group’s operations generate positive cash flows or other profitable investments may be achieved. There are no written agreements in place for such funding or issuance of securities and there can be no assurance that such funding sources will be available at terms acceptable to the Company, or at all in the future. However, the Company has successfully raised new equity capital in the past and has demonstrated growth in revenue as new product lines have been launched. Management continues to explore options for the Company to continue as a going concern. The inability to obtain funding, as and when needed, would have a negative impact on the Company’s financial condition and ability to pursue its business strategies. If the Company has insufficient funding to meet its working capital needs, it could be required to limit or cease operations.

Our net cash position for the years ended December 31, 2024 and 2023 is shown below:

	Year Ended December 31,
	2024	2023
	A$	A$
Cash and cash equivalents
Cash and cash equivalents	8,544,105	10,240,429
Debt
Short term debt/ loan	(697,284)	(911,082)
Net cash	7,846,821	9,329,347

Since inception, we have financed our business primarily through the issuance of equity securities, funding from strategic partners, government grants and rebates (including the research and development tax incentive income), cash flows generated from operations and a loan.

The Group has experienced net cash outflows over recent periods, predominantly in conducting research & development activities, product approval and registrations, launch of our products and support of the same in the marketplace. We continue to reduce research & development expenditure and other operating expenditure in the foreseeable future and focus on increasing our commercialization efforts in relation to our product portfolio. We are closely monitoring the success of our commercialization efforts in relation to the newly launched product portfolio and their impact on our cash position. Given the natural uncertainty that arises with the launch of new products, if we were to experience delays or encounter issues in these commercialization efforts, we would need and expect to adjust our operating expenditure accordingly, to ensure sufficient cash remains available to fund our operations for at least the next twelve months from the date of issuance. We do not have any external long-term debt obligations and are not subject to any covenant obligations.

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

We regularly review all our financial assets for impairment. A financial asset is a non-physical asset whose value is derived from a contractual claim and in our case includes cash and cash equivalents, accounts receivables, fixed deposits and equity shares. With the exception of a provision for expected credit losses on our accounts receivables balances as at December 31, 2024, there were no impairments recognized as at December 31, 2024 or for the year ended December 31, 2023.

Measures of Liquidity and Capital Resources

The following table provides certain relevant measures of liquidity and capital resources:

	Year Ended December 31,
	2024	2023
	A$	A$
Cash and cash equivalents	8,544,105	10,240,429
Working capital	13,811,809	16,053,982
Ratio of current assets to current liabilities	3.96	3.70
Shareholders’ equity per common share	0.06	0.09

The movement in cash and cash equivalents and working capital (calculated as current assets less current liabilities) during the above periods was primarily the result of ongoing investment in our R&D activities and the general operations of the Company. The Company also raised A$2.50 million via an institutional placement at an issue price of A$0.15 per New CDI in March 2024 and A$10.00 million pursuant to a fully underwritten entitlement offer in May 2024, at an issue price of $0.15 per New CDI. There were certain options exercised in March 2024 which raised A$0.47 million. The Company also received A$3.79 million of the research and development tax incentive receivable for the 2023 fiscal l year in June 2024.

In relation to receivables, the Company performs ongoing credit evaluations of our customers. A provision for expected credit losses of A$420,716 has been determined principally on the basis of past collection experience as well as consideration of current economic conditions and changes in our customer collection trends.

Summary of Cash Flows

	Year Ended December 31,
	2024	2023
	A$	A$
Cash provided by/(used in):
Operating activities	(12,300,225)	(14,619,044)
Investing activities	(412,727)	(1,473,367)
Financing activities	11,097,583	(82,839)
Net decrease in cash, cash equivalents and restricted cash	(1,615,369)	(16,175,250)

Our net cash used in operating activities for the years ended December 31, 2024 and 2023 represents receipts offset by payments for our R&D projects including efforts involved in establishing and maintaining our manufacturing operations and selling, general and administrative expenditure. Cash outflows from operating activities primarily represent the ongoing investment in our R&D activities and the general operations of the Company. As our products capture increased market share, we expect our inflows from the receipt from our customers to eventually exceed the cash outflows from operating activities.

Our net cash used in investing activities for all periods is primarily for the purchase of various equipment and for the various continuous improvement programs we are undertaking. Included in accounts payable is an amount of nil and A$35,782 for the years ended December 31, 2024 and 2023, respectively for the acquisition of property, plant and equipment.

Our net cash increase in financing activities for the year ended December 31, 2024 is primarily the result of A$2.50 million raised via an institutional placement in March 2024 and A$10.00 million raised pursuant to a fully underwritten entitlement offer in May 2024. There were certain options exercised in March 2024 which raised A$0.47 million. The balance primarily represents proceeds received in the form of a short-term loan to finance our insurance program and repayment of the same.

Off-Balance Sheet Arrangement

As of December 31, 2024 and December 31, 2023, we did not have any off-balance sheet arrangements, as such term is defined under Item 303 of Regulation S-K, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Universal Biosensors, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segments

We operate in one segment. We are a specialist biosensors company focused on the development, manufacture and commercialization of a range of point-of-use devices for measuring different analytes across different industries and the provision of testing services.

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

Foreign Currency Market Risk

We transact business in various foreign currencies, including A$, US$, CAD$ and Euros. The Company is currently using natural hedging to limit currency exposure, however the Company has an established foreign currency hedging program available where forward contracts are used to hedge the net projected exposure for each currency and the anticipated sales and purchases in U.S. dollars where required. The goal of this hedging program is to economically guarantee or lock-in the exchange rates on our foreign exchange exposures. No forward contracts were entered by the Company for the years ended December 31, 2024 and 2023. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company has recorded foreign currency transaction losses of A$9,539 and A$30,177 for the years ended December 31, 2024 and 2023, respectively.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Universal Biosensors, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Universal Biosensors, Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income/(loss), changes in stockholders’ equity and comprehensive income/(loss), and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has experienced recurring losses since its inception and expects to continue to generate operating losses for the foreseeable future that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

February 26, 2025

We have served as the Company's auditor since 2006.

Universal Biosensors, Inc.

Consolidated Balance Sheets

	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	8,544,105	10,240,429
Inventories	5,585,866	4,377,933
Accounts receivable	956,500	2,125,500
Prepayments	915,196	1,200,188
Restricted cash	35,000	35,000
Research and development tax incentive receivable	2,188,203	3,774,343
Other current assets	248,041	249,540
Total current assets	18,472,911	22,002,933
Non-current assets:
Property, plant and equipment	32,690,674	32,304,310
Less accumulated depreciation	(28,243,602)	(27,456,376)
Property, plant and equipment - net	4,447,072	4,847,934
Right-of-use asset - operating leases	2,468,019	2,662,885
Right-of-use asset - finance leases	39,726	49,074
Restricted cash	320,000	320,000
Other non-current assets	93,036	90,045
Total non-current assets	7,367,853	7,969,938
Total assets	25,840,764	29,972,871

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	356,222	1,240,902
Accrued expenses	1,795,801	2,056,929
Contract liabilities	4,781	36,132
Lease liability - operating leases	900,402	825,475
Lease liability - finance leases	9,679	9,236
Employee entitlements liabilities	896,933	869,195
Short-term loan	697,284	911,082
Total current liabilities	4,661,102	5,948,951
Non-current liabilities:
Asset retirement obligations	1,296,533	1,214,255
Employee entitlements liabilities	109,311	76,165
Lease liability - operating leases	2,365,667	3,179,294
Lease liability - finance leases	36,718	46,397
Total non-current liabilities	3,808,229	4,516,111
Total liabilities	8,469,331	10,465,062

Commitments and contingencies

Stockholders’ equity:
Preferred stock, US$0.01 par value. Authorized 1,000,000 shares; issued & outstanding nil at December 31, 2024 (nil at December 31, 2023). Common stock, US$0.0001 par value. Authorized 750,000,000 shares; issued & outstanding 298,067,435 shares at December 31, 2024 (Authorized 300,000,000 shares; issued & outstanding 212,369,435 at December 31, 2023)	29,807	21,237
Additional paid-in capital	131,347,039	119,239,087
Accumulated deficit	(99,407,192)	(92,678,783)
Current year loss	(14,252,898)	(6,741,564)
Accumulated other comprehensive loss	(345,323)	(332,168)
Total stockholders’ equity	17,371,433	19,507,809
Total liabilities and stockholders’ equity	25,840,764	29,972,871

See accompanying Notes to the Consolidated Financial Statements.

Universal Biosensors, Inc.

Consolidated Statements of Comprehensive Income/(Loss)

	Year Ended December 31,
	2024	2023
	A$	A$
Revenue
Revenue from products	5,397,332	5,636,492
Revenue from services	885,406	996,346
Total revenue	6,282,738	6,632,838
Operating costs and expenses
Cost of goods sold	1,917,978	2,032,452
Cost of services	362,527	315,449
Total cost of goods sold and services	2,280,505	2,347,901
Gross profit	4,002,233	4,284,937
Other operating costs and expenses
Depreciation and amortization	803,269	956,275
Research and development	4,153,308	4,974,437
Selling, general and administrative	16,014,120	15,034,546
Total operating costs and expenses	20,970,697	20,965,258
Loss from operations	(16,968,464)	(16,680,321)
Other income/(expense)
Interest income	446,779	734,375
Interest expense	(20,542)	(20,386)
Financing costs	(82,277)	(156,999)
Research and development tax incentive income	2,204,620	3,495,930
Exchange loss	(9,539)	(30,177)
Other income	189,680	5,916,014
Total other income	2,728,721	9,938,757
Net loss before tax	(14,239,743)	(6,741,564)
Income tax benefit/(expense)	0	0
Net loss after tax	(14,239,743)	(6,741,564)

Net loss per share
Net loss per share - basic and diluted	(0.05)	(0.03)
Average weighted number of shares - basic and diluted	270,384,470	212,369,435

Other comprehensive income/(loss), net of tax:
Foreign currency translation reserve	(13,155)	(40,454)
Other comprehensive loss	(13,155)	(40,454)
Comprehensive loss	(14,252,898)	(6,782,018)

See accompanying Notes to the Consolidated Financial Statements.

Universal Biosensors, Inc.

Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income/(Loss)

Year Ended December 31, 2024
	Ordinary shares		Additional paid-in	Accumulated	Other comprehensive	Total stockholders’
	Shares	Amount	capital	deficit	income/ (loss)	equity
		A$	A$	A$	A$	A$

Balances at January 1, 2024	212,369,435	21,237	119,239,087	(99,420,347)	(332,168)	19,507,809
Net loss	0	0	0	(14,239,743)	0	(14,239,743)
Issuance of common stock at A$0.15 per share, net of issuance costs	83,333,334	8,334	11,533,534	0	0	11,541,868
Other comprehensive loss	0	0	0	0	(13,155)	(13,155)
Performance awards and exercise of stock options	2,364,666	236	472,697	0	0	472,933
Stock-based compensation expense	0	0	101,721	0	0	101,721
Balances at December 31, 2024	298,067,435	29,807	131,347,039	(113,660,090))	(345,323)	17,371,433

Year Ended December 31, 2023
	Ordinary shares		Additional paid-in	Accumulated	Other comprehensive	Total stockholders’
	Shares	Amount	capital	deficit	income/ (loss)	equity
		A$	A$	A$	A$	A$

Balances at January 1, 2023	211,844,435	21,184	119,040,784	(92,678,783)	(291,714)	26,091,471
Net loss	0	0	0	(6,741,564)	0	(6,741,564)
Other comprehensive loss	0	0	0	0	(40,454)	(40,454)
Performance awards and exercise of stock options	525,000	53	(53)	0	0	0
Stock-based compensation expense	0	0	198,356	0	0	198,356
Balances at December 31, 2023	212,369,435	21,237	119,239,087	(99,420,347)	(332,168)	19,507,809

See accompanying Notes to the Consolidated Financial Statements.

Universal Biosensors, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2024	2023
	A$	A$
Cash flows from operating activities:
Net loss	(14,239,743)	(6,741,564)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	803,269	969,671
Stock-based compensation expense	101,721	198,356
Non-cash lease (benefit)/expense	(604,449)	57,814
Unrealized foreign exchange losses	19,395	28,046
Change in assets and liabilities:
Other liabilities	0	(5,739,912)
Inventories	(1,207,933)	(1,235,752)
Accounts receivable	1,169,001	(1,176,493)
Prepayments and other assets	2,569,913	310,100
Other non-current assets	0	(1,214)
Contract liabilities	(36,132)	31,598
Employee entitlements	60,885	65,357
Accounts payable and accrued expenses	(936,152)	(1,385,051)
Net cash used in operating activities	(12,300,225)	(14,619,044)
Cash flows from investing activities:
Purchases of property, plant and equipment	(412,727)	(1,473,367)
Net cash used in investing activities	(412,727)	(1,473,367)
Cash flows from financing activities:
Proceeds from borrowings	0	1,056,059
Repayment of borrowings	(911,082)	(1,100,504)
Proceeds from issuance of common stock, net of issuance costs	12,015,280	(29,580)
Other	(6,615)	(8,814)
Net cash provided by/(used in) financing activities	11,097,583	(82,839)
Net increase decrease in cash, cash equivalents and restricted cash	(1,615,369)	(16,175,250)
Cash, cash equivalents and restricted cash at beginning of period	10,595,429	26,824,851
Effect of exchange rate fluctuations on the balances of cash held in foreign currencies	(80,955)	(54,172)
Cash, cash equivalents and restricted cash at end of period	8,899,105	10,595,429

See accompanying Notes to the Consolidated Financial Statements.

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

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the continuity of operations, realization of assets and the satisfaction of obligations in the normal course of business. The Company has experienced recurring losses since its inception and has not generated any significant revenues. The Company incurred a net loss of A$14,239,743 and used A$12,300,225 in cash to fund operations during the year ended December 31, 2024 and had an accumulated deficit of A$99,407,192 as of December 31, 2024. The Company expects to continue to generate operating losses for the foreseeable future. As of December 31, 2024, the Company had cash and cash equivalents of A$8,544,105. The Company believes that its current cash and cash equivalents are only sufficient to fund its operations into Q4 2025 and this raises substantial doubt about the ability of the Company to continue as a going concern within one year from the date of the issuance of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this going concern. In view of these matters, continuation as a going concern is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financial requirements, raise additional capital, and the success of its future operations. Management plan to fund the operations of the Company by growing revenue, pursuing joint venture or partnerships for our product portfolio and raising cash through the issuance of new equity, until such a time as the Group's operations generate positive cash flows or other profitable investments may be achieved. There are no written agreements in place for such funding or issuance of securities and there can be no assurance that such funding sources will be available at terms acceptable to the Company, or at all in the future. However, the Company has successfully raised new equity capital in the past and has demonstrated growth in revenue as new product lines have been launched. Management continues to explore options for the Company to continue as a going concern. The inability to obtain funding, as and when needed, would have a negative impact on the Company's financial condition and ability to pursue its business strategies. If the Company has insufficient funding to meet its working capital needs, it could be required to limit or cease operations.

Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries, UBS, UBS LLC, HRL and UBS BV. All intercompany balances and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the adequacy of the provision for expected credit losses, stock obsolescence, deferred income taxes, research and development tax incentive income, impairment of definite-lived intangible assets and stock-based compensation expenses. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company assesses the adoption impacts of recently issued accounting standards by the Financial Accounting Standards Board on the Company's financial statements as well as material updates to previous assessments, if any, from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024. There were no new material accounting standards issued in 2024 that impacted the Company with the exception of the following:

(a)         Recent issued accounting standards not yet adopted

ASU No. 2024-03 “Disaggregation of Income Statement Expenses”

On November 4, 2024, the FASB issued ASU 2024-03, “Income Statement: Reporting Comprehensive Income-Expense Disaggregation Disclosures”, which requires disaggregated disclosure of income statement expenses for public business entities. The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. Early adoption is permitted. This ASU is effective for fiscal years beginning after December 15, 2026 and for interim periods within fiscal years beginning after December 15, 2027. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating this guidance to determine the impact it may have on the consolidated financial statements.

(b)         Recent adopted accounting standards

ASU No. 2024-02 “Removes Concepts Statement References From Codification”

The FASB issued ASU 2024-024 on March 29, 2024, to remove references to its concepts statements from the FASB Accounting Standards Codification. The ASU is part of the Board’s standing project to make “Codification updates for technical corrections such as conforming amendments, clarifications to guidance, simplifications to wording or the structure of guidance, and other minor improvements.” The ASU’s amendments are effective for public business entities (PBEs) for fiscal for fiscal years beginning after December 15, 2025.

On October 1, 2024, the Company adopted the new accounting pronouncement ASU No. 2024-02. The adoption of ASU No. 2024-02 did not have any impact on the consolidated financial statements or results of operations.

ASU No. 2023-09 “Improvement to Income Tax Disclosures”

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

On January 1, 2024, the Company adopted the new accounting pronouncement ASU No. 2023-09 in the current period and retrospectively. The adoption of ASU No. 2023-09 did not have any impact on the consolidated condensed financial statements or results of operations.

ASU No. 2023-07 “Improvements to Reportable Segment Disclosures”

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures, which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2023 and interim periods in fiscal years beginning after December 15, 2024, and should be applied on a retrospective basis for all periods presented. For entities other than public business entities, the ASU is effective for annual periods beginning after December 15, 2025.

The Company adopted the new accounting pronouncement ASU No. 2023-07 in the fourth quarter of 2024. For additional information, see Note 18.

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

Concentration of Credit Risk and Other Risks and Uncertainties

Cash, cash equivalents, restricted cash and accounts receivable consist of financial instruments that potentially subject the Company to concentration of credit risk to the extent of the amount recorded on the consolidated balance sheets. The Company’s cash, cash equivalents and restricted cash are primarily invested with one of Australia’s largest banks. The Company is exposed to credit risk in the event of default by the banks holding the cash, cash equivalents and restricted cash to the extent of the amount recorded on the consolidated balance sheets. The Company has not experienced any losses on its deposits of cash, cash equivalents and restricted cash. In relation to receivables, the Company performs ongoing credit evaluations of our customers. The provision for expected credit losses is determined principally on the basis of past collection experience as well as consideration of current economic conditions and changes in our customer collection trends.

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

Receivables

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for credit losses is the best estimate of the amount of probable credit losses in the existing accounts receivable. The Company evaluates the collectability of accounts receivable and records a provision for expected credit losses based on factors including the length of time the receivables are past due, the current business environment and the Company’s historical experience. The expense to adjust the provision for expected credit losses, if any, is recorded within selling, general and administrative expenses in the consolidated statements of comprehensive income/(loss). Account balances are charged against the allowance when it is probable the receivable will not be recovered.

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

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, including property, plant and equipment and definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss is recognized when the undiscounted future cash flows expected to result from the use of the asset is less than the carrying amount of the asset. Accordingly, we recognize an impairment loss based on the excess of the carrying value amount over the fair value of the asset.

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

The performance obligation for the sale of these products is satisfied at a point-in-time when the Company transfers control of the products to its customer. The point of transfer of control of the products is dictated by individual terms contained within a customer agreement, as are the payment terms. The transaction price is variable.

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

Wine testing products (“Sentia”)

Our Sentia wine analyzer is used to measure Free SO₂, Malic Acid, Glucose, Fructose, Total Sugar, Acetic Acid and Titratable Acidity levels in wine.

The performance obligation for the sale of this product is satisfied at a point-in-time when the Company transfers control of the products to its customer. The point of transfer of control of the products is dictated by the individual terms contained within a customer agreement, as are the individual payment terms. The transaction price is variable.

Veterinary diabetes product (“Petrackr”)

Our veterinary blood glucose product, Petrackr, is a blood glucose monitoring product for dogs and cats with diabetes.

The performance obligation for the sale of this product is satisfied at a point-in-time when the Company transfers control of the products to its customer. The point of transfer of control of the products is dictated by the individual terms contained within a customer agreement, as are the individual payment terms. The transaction price is variable.

See Note 10 to the Consolidated Financial Statements for a disaggregation of revenue.

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

The Company has recorded research and development tax incentive income of A$2,204,620 and A$3,495,930 for the 2024 and 2023 fiscal year, respectively as the aggregated turnover of the Company did not exceed A$20,000,000.

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

Employee Benefit Costs

The Company contributes a portion of each employee’s salary to standard defined contribution superannuation funds on behalf of all eligible UBS employees in line with legislative requirements. The contribution rate was 10.5% on July 1, 2022 and increased to 11.0% on July 1, 2023 and further increased to 11.5% on July 1, 2024. Superannuation is an Australian compulsory savings program plan for retirement whereby employers are required to pay a portion of an employee’s remuneration to an approved superannuation fund that the employee is typically not able to access until they have reached the statutory retirement age. Whilst the Company has a third-party default superannuation fund, it permits UBS employees to choose an approved and registered superannuation fund into which the contributions are paid. Contributions are charged to the consolidated statements of comprehensive income/(loss) as the expense is incurred.

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

Reclassification

Certain prior year amounts have been reclassified to conform with current year presentation.

2. Cash, cash equivalents and restricted cash

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows.

Restricted cash maintained by the Company in the form of term deposits is as follows:

	December 31,
	2024	2023
	A$	A$
Cash and cash equivalents	8,544,105	10,240,429
Restricted cash – current assets	35,000	35,000
Restricted cash – non-current assets	320,000	320,000
	8,899,105	10,595,429

	December 31,
	2024	2023
	A$	A$
Collateral for facilities - current assets	35,000	35,000
Collateral for facilities - non-current assets	320,000	320,000
	355,000	355,000

Collateral for facilities represents a letter of credit for A$35,000 issued in favour of American Express Australia Ltd (current), bank guarantee of A$250,000 for commercial lease of UBS’ premises (non-current) and security deposit on Company’s credit cards of A$70,000 (non-current).

Interest earned on the restricted cash for years ended December 31, 2024 and 2023 was A$11,688 and A$14,347 respectively.

3. Inventories

	December 31,
	2024	2023
	A$	A$
Raw materials	330,347	261,753
Work in progress	611,170	273,965
Finished goods	5,368,183	4,094,925
	6,309,700	4,630,643
Provision for stock obsolescence	(723,834)	(252,710)
	5,585,866	4,377,933

4. Receivables

	December 31,
	2024	2023
	A$	A$
Accounts receivable	1,359,936	2,125,500
Allowance for credit losses	(403,436)	0
	956,500	2,125,500

5. Property, Plant and Equipment

	December 31,
	2024	2023
	A$	A$
Plant and equipment	23,347,922	22,962,369
Leasehold improvements	9,342,752	9,341,941
	32,690,674	32,304,310
Accumulated depreciation	(28,243,602)	(27,456,376)
Property, plant & equipment - net	4,447,072	4,847,934

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

	December 31,
	2024	2023
	A$	A$
Operating lease right-of-use assets:
Non-current	2,468,019	2,662,885
Operating lease liabilities:
Current	900,402	825,475
Non-current	2,365,667	3,179,294
Weighted average remaining lease terms (in years)	6.0	6.3
Weighted average discount rate	4.8%	4.8%

The components of lease income/expense were as follows:

	Year Ended December 31,
	2024	2023
	A$	A$
Fixed payment operating lease expense	421,159	805,481
Short-term lease expense	5,402	0
Sub-lease income	146,858	133,900

The sub-lease income is deemed an operating lease.

The components of the fixed payment operating and short-term lease expense as classified in the consolidated statements of comprehensive income/(loss) are as follows:

	Year Ended December 31,
	2024	2023
	A$	A$
Cost of services	16,527	39,601
Research and development	20,365	138,340
Selling, general and administrative	384,267	627,540
	421,159	805,481

Supplemental cash flow information related to the Company’s leases was as follows:

	Year Ended December 31,
	2024	2023
	A$	A$
Operating cash outflows from operating leases	996,703	979,387

Supplemental non-cash information related to the Company’s leases was as follows:

	Year Ended December 31,
	2024	2023
	A$	A$
Right-of-use assets obtained in exchange for lease liabilities	0	28,353
Right-of-use asset modifications	0	0

Future lease payments are as follows:

	December 31,
	2024	2023
	A$	A$
1 year	1,022,251	488,262
2 years	407,413	998,418
3 years	416,427	1,022,251
4 years	418,875	407,413
5 years	428,300	416,427
Thereafter	960,633	1,807,808
Total future lease payments	3,653,899	5,140,579
Less: imputed interest	(387,830)	(1,135,810)
Total operating lease liabilities	3,266,069	4,004,769
Current	900,402	825,475
Non-current	2,365,667	3,179,294

On March 1, 2024, HRL entered into a tenancy agreement for an office space for a 12-month period in Hamilton, Canada. As of December 31, 2024, the Company has not entered into any operating or finance lease agreements that have not yet commenced.

7. Income Taxes

Provision for Income Taxes

A reconciliation of the (benefit)/provision for income taxes is as follows:

	Year Ended December 31,
	2024		2023
	A$	%	A$	%
Loss before income taxes	(14,239,743)		(6,741,564)
Statutory tax rate - Australia	(3,559,936)	25	(1,685,391)	25
Foreign tax effects:
Canada
Tax rate differential	(40,050)	0	(53,150)	1
United States
Tax rate differential	140,051	(1)	166,579	(2)
Netherlands
Tax rate differential	180,975	(1)	187,155	(3)
Research and development tax incentive	715,868	(5)	1,225,577	(18)
Nontaxable or nondeductible items:
Stock-based compensation	25,430	(0)	49,575	(1)
Other	1,125,016	(8)	735,257	(11)
valuation allowances	1,412,646	(10)	(625,602)	9
Effective tax rate	0	(0)	0	0

The components of our loss before income taxes as either domestic or foreign is as follows:

	Year Ended December 31,
	2024	2023
	A$	A$
Foreign	(6,362,426)	(4,204,348)
Domestic	(7,877,317)	(2,537,216)
	(14,239,743)	(6,741,564)

Deferred Tax Assets and Liabilities

	Year Ended December 31,
	2024	2023
	A$	A$
Deferred tax assets:
Operating loss carry forwards	9,903,417	7,645,509
Depreciation and amortization	1,052,933	1,157,004
Asset retirement obligations	324,133	303,564
Employee entitlements	222,309	224,890
Accruals	187,658	268,214
Decline in value of patents	786,990	835,173
Unrealized exchange loss	(294,979)	116,259
Total deferred tax assets	12,182,461	10,550,613
Valuation allowance for deferred tax assets	(11,815,768)	(10,403,122)
Net deferred tax asset	366,693	147,491

Deferred tax liabilities:
Other	366,693	147,491
Total deferred tax liabilities	366,693	147,491
Net deferred tax liabilities	0	0

Significant components of deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. A valuation allowance has been established, as realization of such assets is not more likely than not.

A reconciliation of the valuation and qualifying accounts is as follows:

	Balance at Beginning of Period	Additions	Deductions	Balance at end of Period
	A$	A$	A$	A$
Year Ended December 31, 2024
Deferred income tax valuation allowance	10,403,122	1,412,646	0	11,815,768
Year Ended December 31, 2023
Deferred income tax valuation allowance	11,028,724	(625,602)	0	10,403,122

At December 31, 2024 the Company has A$39,613,666 (A$31,744,227 as at December 31, 2023) of accumulated tax losses available for carry forward against future earnings, which under Australian tax laws do not expire but may not be available under certain circumstances. The Company also has A$3,374,776 (A$3,374,776 at December 31, 2023) of non-refundable R&D tax offset as at December 31, 2024. The R&D tax offset is a non-refundable tax offset, which assists to reduce a company’s tax liability. Once the liability has been reduced to zero, any excess offset may be carried forward into future income years. The Company’s cash taxes paid net of refunds was zero.

8. Accrued Expenses

Accrued expenses consists of the following:

	December 31,
	2024	2023
	A$	A$
Legal, tax and accounting fees	571,642	443,833
Salary and related costs	495,363	663,978
Research and development costs	15,000	319,193
Patent fees	0	47,484
Inventory purchases	246,232	102,458
Sample collection site costs	0	148,741
Calibration costs	0	51,247
Public company costs	65,349	40,204
Freight	52,383	36,977
Royalties	22,596	35,775
Travel	0	32,329
Product design costs	0	22,420
Consultants	22,772	19,873
Warehouse expenses	26,572	17,554
Other	277,892	74,863
	1,795,801	2,056,929

9. Short-Term Loan

In December 2024 the Company entered into a short-term loan facility to finance its 2025 Insurance Premium. The total amount available and drawn down under the facility is $697,284. The facility is repayable in nine monthly instalments which commenced in January 2025 and has an effective annual interest rate of 1.84%. The short-term borrowing is secured by proceeds of or payable under any insurance including proceeds or refunds from the cancellation or termination of any insurance.

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

10. Revenue

Disaggregation of Revenue

In the following table, revenue is disaggregated by major product and service lines and timing of revenue recognition.

	Year Ended December 31,
	2024	2023
	A$	A$
Major product/service lines
Coagulation testing products	2,879,106	2,607,506
Laboratory testing services	885,406	996,346
Wine testing products	2,409,979	2,528,666
Veterinary diabetes products	108,247	500,320
	6,282,738	6,632,838

Timing of revenue recognition
Products and services transferred at a point in time	6,282,738	6,632,838

Contract Balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	Year Ended December 31,
	2024	2023
	A$	A$
Receivables	956,500	2,125,500
Contract liabilities	4,781	36,132

The Company’s contract liabilities represent the Company’s obligation to transfer products to customers for which the Company has received consideration from customers, but the transfer has not yet been completed.

Significant changes in the contract assets and the contract liabilities balances during the period are as follows:

	Year Ended December 31,
	2024	2023
	A$	A$
Contract Liabilities - current:
Opening balance	36,132	29,851
Closing balance	4,781	36,132
Net increase/(decrease)	(31,351)	6,281

The Company expects all of the Company’s contract liabilities to be realized by December 31, 2025.

11. Other Income

Other income is recognized when there is reasonable assurance that the income will be received and the consideration can be reliably measured.

Other income is as follows for the relevant periods:

	Year Ended December 31,
	2024	2023
	A$	A$
Federal and state government subsidies	0	20,000
Rental income	147,290	153,904
Other income	0	2,198
Sundry	42,390	5,739,912
	189,680	5,916,014

Sundry income represents the following:

●	Previously accrued marketing support payment of A$2,896,764 derecognized in June 2023
●	Previously accrued license fee payable to Siemens of A$2,214,022 derecognized in June 2023
●	A$629,126 as a result of change in ARO liability in September 2023

12. Equity Incentive Schemes

In 2004, the Company adopted an employee option plan which was subsequently replaced in 2021 by the Equity Incentive Plan (“the Equity Incentive Plan”) to cater for awards including options, performance rights, CDIs and restricted CDIs.

At December 31, 2024, total stock compensation expense recognized in the consolidated statements of comprehensive income/(loss) was A$101,721 (2023: A$198,356). A$101,721 of the stock compensation expense as at December 31, 2024 (A$142,130 as at December 31, 2023) has been recorded in selling, general and administrative expenses and the balance in research and development expenses.

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

An option holder is not permitted to participate in a bonus issue or new issue of securities in respect of an option held prior to the issue of shares to the option holder pursuant to the exercise of an option. If the Company changes the number of issued shares through or as a result of any consolidation, subdivision, or similar reconstruction of the issued capital of the Company, the total number of options and the exercise price of the options (as applicable) will likewise be adjusted. The terms of the awards include a variety of market, performance and service conditions such as achieving pre-determined share price and being in continued employment.

The number of options granted pursuant to the Equity Incentive Plan in 2024 and 2023 were nil.

The number of options granted to parties other than those granted pursuant to the Equity Incentive Plan in 2024 and 2023 were 97,182,901 and nil, respectively. These options expire on May 8, 2027 and have an exercise price of A$0.20 per option. The options granted in 2024 are quoted options and were issued pursuant to the capital raising during the first half of 2024 and compromised the following:

●	16,666,667 quoted options issued pursuant to the Placement
●	66,666,667 quoted options issued pursuant to the Entitlement Offer of which 29,289,424 was allotted to Viburnum who were the underwriters of the capital raise
●	13,849,567 quoted options issued to Viburnum as part of their Underwriting Fees

See Note 16 to the Consolidated Financial Statements for details on the options granted to Viburnum.

Stock option activity (unquoted options) during the current period is as follows:

	Number of options	Weighted average exercise price A$
Balance at December 31, 2023	11,650,300	0.49
Exercised	(2,364,666)	0.20
Lapsed	(216,300)	0.50
Balance at December 31, 2024	9,069,334	0.57

At December 31, 2024, the number of options vested and exercisable was 9,069,334 (2023: 11,650,300).

The following table represents information relating to stock options outstanding under the plans as of December 31, 2024:

Exercise price A$	Options	Weighted average remaining life in years	Options exercisable shares
0.25	2,364,667	0.25	2,364,667
0.30	2,364,667	0.25	2,364,667
0.30	500,000	0.25	500,000
0.92	1,920,000	0.25	1,920,000
1.00	1,920,000	0.25	1,920,000
	9,069,334		9,069,334

The table below sets forth the number of employee stock options exercised and the number of shares issued in the period from January 1, 2023. We issued these shares in reliance upon exemptions from registration under Regulation S under the Securities Act of 1933, as amended.

Period ending	Number of options exercised and corresponding number of shares issued	Weighted average exercise price A$	Proceeds received A$
2024	2,364,666	0.20	472,933
2023	0	0.00	0

As of December 31, 2024, there was no unrecognized compensation expense (2023: nil).

(b) Performance Rights

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

The terms of the awards include a variety of market, performance and service conditions such as achieving pre-determined revenue targets and cash inflows and the Company’s market capitalization having achieved a specified threshold. The number of performance rights granted in 2024 was 750,000 (2023: nil).

In accordance with ASC 718, the fair value of the rights granted were estimated on the date of each grant using the Trinomial Lattice model. The key assumptions for these grants were:

Oct-24
Exercise price A$	0
Share price at grant date A$	0.15
Volatility	86%
Maximum life (years)	0
Risk-free interest rate	3.61%
Fair value A$	0.12

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

Performance rights activity during the current period is as follows:

	Number of rights	Weighted average exercise price A$
Balance at December 31, 2023	7,500,000	0.00
Granted	750,000	0.00
Lapsed	(750,000)	0.00
Balance at December 31, 2024	7,500,000	0.00

The following table represents information relating to the maximum quantity of performance rights outstanding under the plans as of December 31, 2024:

Exercise price A$	Rights	Weighted average remaining life in years	Rights exercisable shares
0	7,500,000	0	0

As of December 31, 2024, there was unrecognized compensation expense of up to A$4,959,552 (2023: A$5,158,773). The issuance of the equity under the Equity Incentive Plan is subject to the Company achieving predetermined market and non-market conditions. In the event that the predetermined market and non-market conditions are met, the unrecognized compensation expense as at December 31, 2024 would be recognized.

13. Total Comprehensive Income/(Loss)

The Company follows ASC 220 – Comprehensive Income. Comprehensive income/(loss) is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders and for the Company, includes net income/(loss).

The tax effect allocated to each component of other comprehensive income/(loss) is as follows:

	Before-Tax Amount	Tax (Expense)/ Benefit	Net-of-Tax Amount
	A$	A$	A$

Year Ended December 31, 2024
Foreign currency translation reserve	(13,155)	0	(13,155)
Other comprehensive loss	(13,155)	0	(13,155)

Year Ended December 31, 2023
Foreign currency translation reserve	(40,454)	0	(40,454)
Other comprehensive loss	(40,454)	0	(40,454)

14. Stockholders’ Equity - Common Stock

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

15. Net Loss per Share

The following table shows the computation of basic and diluted loss per share for 2024 and 2023:

	Year Ended December 31,
	2024	2023
	A$	A$
Numerator:
Net loss	(14,239,743)	(6,741,564)
Denominator:
Weighted-average basic and diluted shares	270,384,470	212,369,435
Basic and diluted loss per share	(0.05)	(0.03)

The number of shares not included in the calculation of basic net loss per ordinary share because the impact would be anti-dilutive were nil and 4,729,333 for the years ended December 31, 2024 and 2023, respectively.

Basic and diluted net loss per share was computed by dividing the net loss applicable to common stock by the weighted-average number of common stock outstanding during the period.

16. Related Party Transactions

Details of related party transactions material to the operations of the Group other than compensation arrangements, expense allowances and other similar items in the ordinary course of business, are set out below:

On May 8, 2024, the Company announced that a fully underwritten non-renounceable rights issue of new CHESS depositary interests over fully paid ordinary shares in UBI (“New CDIs”) raised A$10 million (“Entitlement Offer”) at a ratio of 1 New CDI for approximately every 3.47 existing CDIs held at the record date, being April 16, 2024. In addition, participants in the Entitlement Offer received one attaching option to acquire CDIs for each New CDI acquired under the Entitlement Offer at an exercise price of A$0.20 (“Options”). The Options vested upon issue, expire 3 years from the date of issue, are exercisable in multiple tranches and each entitle the option holder to 1 CDI upon exercise (subject to any adjustments for reconstructions or bonus issues in accordance with the Listing Rules).

In connection with the Entitlement Offer, the Company received a binding commitment from the Underwriter, Viburnum Funds Pty Ltd (“Viburnum”) to fully underwrite the Entitlement Offer. Following the close of the Entitlement Offer, 29,289,424 New CDIs and Options were issued to Viburnum.

Mr. Craig Coleman is a Non-Executive Director of the Company and an Executive Chairman and associate of the Underwriter. Viburnum, as investment manager for its associated funds and entities currently holds voting power over approximately 29% of the Company’s shares.

The Company, after receiving the approval of the stockholders of the Company at a special meeting of stockholders held on April 10, 2024 (the “Meeting”), issued Viburnum 13,849,567 options, as its underwriting fee ("Underwriter Options"), equal in value to 5.0% of the underwritten amount of A$10 million. The Underwriter Options were issued on the same terms as the Options issued to investors under the Entitlement Offer.

The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to, or for the account of, a U.S. Person (within the meaning of Regulation S under the Securities Act), absent registration or an applicable exemption from the registration requirements. Hedging transactions involving these securities may not be conducted unless in compliance with the Securities Act.

In addition, the Company received stockholder approval at the Meeting to amend its certificate of incorporation to increase the number of authorized shares of common stock available for issuance.

On May 27, 2022, Viburnum acquired from Mr. Sharman, unlisted options to purchase up to 1,000,000 ordinary shares at A$0.57 per option. The options fully vested on March 25, 2020, had an exercise price of A$0.20 and have an expiry date of March 24, 2024. These options were exercised on March 22, 2024. In March 2024, Mr. Sharman and his associates exercised 1,364,666 options at an exercise price of A$0.20 per option.

There were no material related party transactions or balances as of December 31, 2024 other than as disclosed above.

17. Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. These were nil as at December 31, 2024 and December 31, 2023. Purchase commitments are entered into with various parties to purchase products and services such as equipment, technology and consumables used in R&D and commercial activities. Purchase commitments contracted for as at December 31, 2024 and December 31, 2023 were A$3,858,779 and A$3,484,474, respectively, and these are fixed and determinable. The amounts purchased under the purchase obligations for each period generally resemble the purchase commitments as of the balance sheet date.

18. Segment Information

Universal Biosensors, Inc. has one reportable segment: specialist biosensors company. The biosensors segment consists of the development, manufacture and commercialization of a range of point of use devices for measuring different analytes across different industries and the provision of testing services. The Company’s chief operating decision maker (“CODM”) is the Managing Director.

The accounting policies of the biosensors segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance for the biosensors segment based on net loss, which is reported on the income statement as net loss. The measure of segment assets is reported on the balance sheet as total assets.

To date, the Company has not generated significant revenue. The Company expects to continue to incur significant expenses and operating losses as our products mature in their various markets.

As such, the CODM uses revenue growth and cash forecast models in deciding how to invest into the biosensors segment. Such models are reviewed to assess the entity-wide operating results and performance. Net loss is used to monitor budget versus actual results. Monitoring budgeted versus actual results is used in assessing performance of the segment and in establishing management’s compensation, along with revenue growth and cash forecast models.

The table below summarizes the significant expense categories regularly reviewed by the CODM for the years ended December 31, 2024, and 2023:

	Year Ended December 31,
	2024	2023
	A$	A$

Revenue from products & services	6,282,738	6,632,838
Cost of goods sold & services	2,280,505	2,347,901
Gross margin	4,002,233	4,284,937

Operating expenses & income
Accounting, tax and audit	721,343	653,677
Depreciation & amortisation	750,383	1,082,062
Distribution, sales & marketing	1,385,892	890,707
Employee compensation	11,867,094	11,357,535
HRL operating expenses	1,796,558	1,649,916
Insurance	849,495	986,709
IT costs	653,359	465,052
Legal fees & consultancy	101,839	280,436
Occupancy expenses	426,668	720,491
Office administration	728,855	676,221
Other R&D expenses	538,174	1,333,311
Product registration & compliance	419,790	352,286
Sundry costs	333,162	344,119
Travel & conferences	489,901	359,912
Interest expense	20,542	20,386
Interest income	(446,779)	(734,375)
Research and development tax incentive income	(2,204,620)	(3,495,930)
Sundry income	(189,680)	(5,916,014)
Total operating expenses & income	18,241,976	11,026,501
Consolidated net loss	(14,239,743)	(6,741,564)

	Year Ended December 31,
	2024	2023
	A$	A$
Research and development expenses
Consultancy fees	204,170	585,062
Development costs	725,401	310,013
Employee compensation	2,547,142	3,463,497
Insurance	290,509	301,380
IT costs	80,787	37,697
Office Administration	231,597	175,809
Travel and conference	13,578	50,368
Other	60,124	50,611
	4,153,308	4,974,437

	Year Ended December 31,
	2024	2023
	A$	A$
Selling, general & administrative expenses
Accounting, tax and audit	709,488	661,319
Consultancy	165,988	267,228
Cost of sales	666,486	600,488
Doubtful debts	291,393	0
Insurance	608,073	287,048
IT	596,234	359,413
Legal	165,961	122,146
Manufacturing costs	194,479	1,022,273
Occupancy	725,399	1,085,903
Regulatory	274,797	468,779
Sales & Marketing	681,173	673,093
Employee compensation	9,883,736	8,689,673
Travel	535,825	325,801
Other	515,088	471,382
	16,014,120	15,034,546

Our operations are in Australia, US, Europe and Canada.

The Company’s material long-lived assets are predominantly based in Australia.

19. Deed of cross guarantee

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

20. Guarantees and Indemnifications

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

No liability has arisen under these indemnities as of December 31, 2024 and 2023.